As filed with the Securities and Exchange Commission on April 19, 2011

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

China Zenix Auto International Limited

(Exact name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

British Virgin Islands	3714	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 1608, North Circle Road State Highway

Zhangzhou, Fujian Province 363000

People’s Republic of China

(86) 596-2600308

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, New York 10017

(212) 750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Paul W. Boltz, Jr. Ropes & Gray LLP Suite 1601, Chater House 8 Connaught Road Central Hong Kong (852) 3664-6488	Chun Wei Sullivan & Cromwell LLP 28th Floor Nine Queen’s Road Central Hong Kong (852) 2826-8688

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Ordinary shares, par value US$0.0001 per ordinary share	US$250,000,000	US$29,025

(1)

American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents              ordinary shares.

(2)

Includes (i) ordinary shares represented by American depositary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (ii) ordinary shares represented by American depositary shares that may be purchased by the underwriters pursuant to an option to purchase additional ordinary shares represented by American depositary shares. The ordinary shares are not being registered for the purposes of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor any of the selling shareholders is soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued             , 2011

             American Depositary Shares

China Zenix Auto International Limited

REPRESENTING              ORDINARY SHARES

—————————

China Zenix Auto International Limited is offering              American depositary shares, or ADSs, and the selling shareholders are offering          ADSs. Each ADS represents              ordinary shares. This is our initial public offering and no public market currently exists for our ADSs or ordinary shares. We anticipate the initial public offering price will be between US$             and US$             per ADS.

We have applied for the listing of the ADSs on the New York Stock Exchange under the symbol “ZX.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 12.

PRICE US$             AN ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company	Proceeds to the Selling Shareholders
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$

The selling shareholders have granted the underwriters an option to purchase up to additional              ADSs to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about             , 2011.

—————————

MORGAN STANLEY

WILLIAM BLAIR & COMPANY	OPPENHEIMER & CO.

            , 2011

As of December 31, 2010

Five manufacturing facilities
Five thousand employees
Fourteen million units production capacity

Langfang
Hebei Province
Benxi
Liaoning Province
Hefei
Anhui Province
Beijing
Chengdu
Sichuan Province
Zhangzhou
Fujian Province

You should rely only on the information contained in this prospectus and in any free writing prospectus we may authorize to be delivered or made available to you. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside the United States.

Until             , 2011 (the 25th day after the commencement of the offering), all dealers that buy, sell, or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus and in any free writing prospectus we may authorize to be delivered or made available to you. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to buy the ADSs.

Overview

We are the largest commercial vehicle wheel manufacturer in the PRC in both the aftermarket and OEM market in terms of sales volume, according to the Frost & Sullivan Report. We continuously increased our leading market share from approximately 12.3% in 2007 to 16.6% in 2009, which was approximately 70.0% larger than that of the second largest commercial vehicle wheel manufacturer in the PRC in 2009. We believe that our products enjoy premium brand recognition in the industry, especially among end-users. We also export our products to more than 30 countries worldwide.

We design, manufacture and sell high quality steel wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial vehicle wheel industry. We currently offer more than 230 series of tubed steel wheels, tubeless steel wheels and off-road steel wheels. Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers. We believe that our products are well recognized for safety, strength and durability by our customers, especially under extreme road conditions. According to tests conducted by the National Automobile Quality Supervision and Test Center (Xiangfan) and the Fujian Inspection and Research Institute for Product Quality, a PRC provincial testing institute, our products exceed industry standards in all major technical aspects, including safety, durability and stability. In particular, we have developed a type of tubeless steel wheel using a patented production technique on the design of the wheel disc. This type of wheel, other than its improved strength and reduced weight, exceeds industry standard in terms of durability by approximately three times, according to a test conducted by the National Automobile Quality Supervision and Test Center (Xiangfan). In addition, we have won a number of awards in the PRC, including The Most Influential Brands in the PRC Machinery Industry in 2009, in recognition of our brand awareness and recognition as well as market share in the industry, The Leading Enterprises of the PRC Wheel Industry in 2009, in recognition of our leading revenue in the industry, and Top 20 PRC Automotive Component Manufacturers in 2009, in recognition of our leading overall business operation capabilities in the industry.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network which is the most extensive distribution network among commercial vehicle wheel manufacturers in the PRC, according to the Frost & Sullivan Report. As of December 31, 2010, our distribution network consisted of more than 4,600 distributors, including 23 tier-one distributors, 2,143 exclusive tier-two distributors and 2,492 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 70 automotive manufacturers in the PRC as of December 31, 2010, including the group members of a number of large PRC commercial vehicle manufacturers such as SAIC-IVECO Hongyan Commercial Vehicle, Beiqi Foton Motor, Baotou Bei Ben Heavy-Duty Truck, Zhengzhou Yutong, FAW Jiefang Automotive and Dongfeng Motor. In international markets, we sold our products to more than 70 distributors in the aftermarket and directly to six OEMs as of December 31, 2010, including Tata Motors of India, Tokyo Sharin of Japan and Mahindra of India. India is currently our largest international market, with Tata Motors being our largest customer worldwide in 2008 and 2010 and second largest customer worldwide in 2009.

We have five manufacturing facilities across China, located in Zhangzhou, Fujian Province, Langfang, Hebei Province, Chengdu, Sichuan Province, Hefei, Anhui Province and Benxi, Liaoning Province. These

manufacturing facilities are strategically located in close proximity to our steel suppliers, our OEM customers or ports for export, which we believe provide us with a significant advantage in production costs. Since our inception in 2003, we have established an integrated production platform covering all aspects of the design and production of a wide range of steel wheels, enabling us to quickly develop high quality products which are responsive to our customer needs, as well as to continuously improve our manufacturing process and operational efficiency.

We are committed to the research and development of new models of wheels as well as ongoing enhancements in existing product quality and production technology, in order to effectively adapt to the changing demands of our customers for better quality wheel products, as well as to improve our production efficiency. We maintain our own research and development team which we believe is one of the largest in the PRC commercial vehicle wheel industry, with 286 employees as of December 31, 2010 most having 10 to 20 years of experience in the industry. As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of the date of this prospectus, we own a total of 92 patents in the PRC, including three invention patents, 69 utility model patents and 20 design patents.

We place great emphasis on quality control in our operations and have implemented quality control procedures throughout our production process. Our comprehensive quality management system has been awarded ISO/TS 16949 quality management system certification since 2007, which certifies the satisfaction of specific quality management system requirements for the design and development, production and, when relevant, installation and service of automotive-related products, and ISO 9001:2000 quality management system certification from 2003 to 2006, which certifies the satisfaction of specific quality management system requirements for an organization to consistently provide products that meet customer and applicable regulatory requirements. At our headquarters in Zhangzhou, Fujian Province, we have also maintained one of the national wheel test centers designated by the PRC government for the testing of the specifications and roadworthiness of wheels sold in the PRC since September 2008. This test center has been granted ISO/IEC 17025 certification, which certifies the satisfaction of the general requirements to carry out tests and/or calibrations.

In 2008, 2009 and 2010, we had revenue of RMB1,835.0 million, RMB2,139.2 million and RMB3,199.8 million (US$484.8 million), respectively, representing an increase of 16.6% from 2008 to 2009 and an increase of 49.6% from 2009 to 2010. In 2008, 2009 and 2010, we had profit of RMB133.0 million, RMB183.4 million and RMB327.8 million (US$49.7 million), respectively, representing an increase of 37.9% from 2008 to 2009 and an increase of 78.7% from 2009 to 2010.

Our Industry

As the PRC economy continues to develop, the growth of road networks has led to rapidly increasing use of and demand for wheels on commercial vehicles. The PRC commercial vehicle wheel market can be primarily divided into two categories: (i) the commercial vehicle wheel aftermarket; and (ii) the commercial vehicle wheel OEM market. We are the leading supplier in both categories.

The Frost & Sullivan Report projects that the total size of the aftermarket for commercial vehicle wheels in the PRC will increase from approximately RMB5.2 billion in 2010 to RMB10.7 billion in 2015, representing a compound annual growth rate, or CAGR, of 15.5%. According to the Frost & Sullivan Report, the PRC commercial vehicle wheel OEM market is expected to increase from approximately RMB9.5 billion in 2010 to RMB13.2 billion in 2015, representing a CAGR of 6.8%.

We also export our products to international markets, including India, North America and Europe. According to the Frost & Sullivan Report, the size of the commercial vehicle wheel market in India is projected to increase from approximately US$280.3 million in 2010 to approximately US$511.8 million in 2015, representing a CAGR of 12.8%. The size of the commercial vehicle wheel market in North America and Europe is expected to be approximately US$3.8 billion and US$2.2 billion, respectively, in 2010. India is currently our largest international market, representing 15.0%, 6.1% and 9.9% of our revenue in 2008, 2009 and 2010, respectively, while our North America and Europe sales represented 1.2%, 0.3% and 0.09% and 0.1%, 0.04% and 0.03%, respectively, of our revenue for the same periods.

Because of our leading competitive position in the PRC, we believe that we are well positioned to take advantage of increasing market consolidation and growth in the commercial vehicle wheel markets in the PRC and internationally.

This prospectus contains CAGR figures related to our industry. We can provide no assurance, however, that such rates of growth will occur in the future.

Our Competitive Strengths

We believe that the following competitive strengths have enabled us to achieve our leadership position in the commercial vehicle wheel industry in the PRC and to establish a strong presence internationally:

•

the largest commercial vehicle wheel manufacturer in the PRC with, in our belief, premium brand recognition in the industry, especially among end-users, and diversified customer base in both the aftermarket and OEM market in the PRC and internationally;

•	comprehensive, high quality product offering, with premium pricing, covering most types of commercial vehicles;

•	the most extensive distribution network in the PRC aftermarket, consisting of more than 4,600 distributors throughout the PRC;

•	strategically located manufacturing facilities with large production scale and integrated production platform, which we believe provide us with a significant advantage in production costs;

•	strong research and development capabilities and a large intellectual property portfolio; and

•	an experienced and committed management team with in-depth managerial and industry knowledge and experience.

Our Strategies

Our strategic objective is to further strengthen our leadership position in the commercial vehicle wheel industry in the PRC and continue to penetrate into select international markets. We intend to achieve our objective by implementing the following strategies:

•	continue to strengthen our market leadership position in the PRC by increasing our penetration of the PRC aftermarket and enhancing our established relationships with PRC OEM customers;

•	continue to broaden our product offerings, with a focus on expanding tubeless steel wheel product offerings and developing aluminum wheels;

•	strategically expand in international markets, in particular India and select countries in Southeast Asia and the Middle East;

•	continue to strengthen manufacturing capabilities and expand production capacity;

•	further expand and strengthen our PRC aftermarket distribution network, including by increasing geographic coverage and enhancing distributor management; and

•	enhance research and development capabilities to maintain technology leadership in the industry.

We can provide no guarantee, however, that we will be able to achieve the above strategic objective.

Our Challenges and Risks

We believe our business is subject to risks and uncertainties that may materially and adversely affect us, including:

•

our operations are affected by the economic conditions of the overall automotive market, both in the PRC and in other countries, which in turn are subject to the conditions of the overall economic environment, government policies and other factors beyond our control;

•	we are reliant on our major customers and currently do not have multi-year contracts with almost all such customers;

•	we may be unable to maintain, renew or develop business relationships with current or future distributors;

•	we may not be successful in expanding our international sales or operations;

•	we rely on a limited number of key suppliers for steel, our key raw material, and certain components required for our production;

•	we are subject to risks associated with the volatile prices and availability of raw materials and utilities;

•	we operate in a highly competitive industry and face competition from other commercial vehicle wheel manufacturers in the PRC and internationally;

•	we may fail to meet changing demands within the commercial vehicle wheel market; and

•	we may not successfully expand or manage our production capacity.

See “Risk Factors” and other information included elsewhere in this prospectus for a discussion of these and other risks and uncertainties.

Our Shareholding and Corporate Structure

Our business commenced in 2003 with the incorporation of our predecessor, Zhengxing Wheel Group Co., Ltd., or Zhengxing Wheel (initially named Fujian Zhengxing Wheel Co., Ltd.), under the laws of the PRC by Mr. Jianhui Lai, our founder, chairman and chief executive officer, and his family members. Through organic growth and acquisition, Zhengxing Wheel established a number of subsidiaries in the PRC.

On July 11, 2008, we, China Zenix Auto International Limited (initially named Richwheel Limited), were incorporated under the laws of the British Virgin Islands by Newrace Limited and Richburg Holdings Limited, each incorporated under the laws of the British Virgin Islands. On December 29, 2008, we, through our wholly-owned subsidiary, China Wheel Limited, a company incorporated under the laws of Hong Kong, completed the acquisition of Zhengxing Wheel from its shareholders including Mr. Jianhui Lai. As a result of this acquisition, Zhengxing Wheel, together with its PRC subsidiaries, became our indirect wholly-owned subsidiaries. We currently conduct substantially all of our business through Zhengxing Wheel and its PRC subsidiaries.

The following diagram illustrates our shareholding and corporate structure immediately after the completion of this offering (assuming no exercise of the over-allotment option):

(1)	Newrace Limited is wholly-owned by Ms. Laifan Chu. Pursuant to a share purchase option agreement dated October 25, 2010 between Ms. Chu and Mr. Jianhui Lai, our founder, chairman and chief executive officer, Mr. Lai has an option to purchase any or all of the shares of Newrace Limited from Ms. Chu during the period from January 1, 2009 to December 31, 2013 at an agreed exercise price. Mr. Lai has undertaken not to exercise this option until the expiration of the six-month period following the date of this prospectus. See “Our Corporate Structure and History—Our History.”

In addition, Newrace Limited has agreed to grant certain restricted ordinary shares in our company which it beneficially owns to Mr. Yifan Li, our chief financial officer, in consideration of his service to us. See “Principal and Selling Shareholders” and “Related Party Transactions—Restricted Shares Granted to Mr. Yifan Li by Newrace Limited.”

Corporate Information

Our principal executive offices are located at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China. Our telephone number at this address is (86) 596-2600308, and our fax number is (86) 596-2600558.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.zenixauto.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

Conventions Used in this Prospectus

Unless otherwise indicated, references in this prospectus to:

•	“ADRs” are to the American depositary receipts, which evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents ordinary shares;

•	“aftermarket” are to the market for sales and replacement of commercial vehicle wheels after the sale of a commercial vehicle by an OEM;

•	“China” or “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“commercial vehicles” are to heavy-duty, medium-duty, light-duty and mini trucks, large, medium and small buses, and off-road vehicles;

•	“commercial vehicle wheels” are to steel and/or aluminum wheels for use in commercial vehicles;

•	“distributors” are to our tier-one and tier-two distributors;

•

“international sales” are to our sales to distributors located outside the PRC who then resell our products to OEMs and retail stores, repair and maintenance shops or end-users in the aftermarket, and directly to OEMs outside the PRC;

•	“OEMs” are to original equipment manufacturers;

•	“off-road steel wheels” are to steel wheels typically used for construction and other types of off-road vehicles;

•	“off-road vehicles” are to loaders, forklifts, wheel excavators, wheel bulldozers, land levelers and road rollers;

•	“ordinary shares” or “shares” are to our ordinary shares, par value US$0.0001 per share;

•	“PRC aftermarket sales” are to our sales to tier-one distributors who then resell through tier-two distributors our products which are ultimately purchased by end-users in the aftermarket in the PRC;

•	“PRC OEM sales” are to our sales to OEMs in the PRC;

•	“RMB” or “Renminbi” are to the legal currency of the PRC;

•	“steel wheels” are to steel wheels used primarily in commercial vehicles;

•	“tier-one distributors” are to our tier-one distributors, with whom we have direct contractual relationships, and which exclusively resell our products to tier-two distributors;

•	“tier-two distributors” are to our tier-two distributors, retail stores and repair and maintenance shops, which can be divided into exclusive and non-exclusive tier-two distributors;

•	“tubed steel wheels” are to steel wheels which are typically used for commercial vehicles using tires that contain a rubber inner tube;

•	“tubeless steel wheels” are to steel wheels which are typically used for commercial vehicles using tubeless tires;

•	“United States” or “U.S.” are to the United States of America;

•	“US$” or “U.S. dollars” are to the legal currency of the United States; and

•

“China Zenix,” “we,” “us,” “our,” “our company” and “our group” are to China Zenix Auto International Limited and, unless otherwise indicated or as the context may otherwise require, our predecessor, Zhengxing Wheel, and our consolidated entities.

As discussed above under “—Our Shareholding and Corporate Structure,” China Zenix was incorporated on July 11, 2008 and completed the acquisition of Zhengxing Wheel, through its wholly-owned subsidiary, China Wheel Limited, on December 29, 2008. China Zenix and China Wheel Limited did not have any significant operations for the period from July 11, 2008 to December 31, 2008. When discussing our financial condition and results of operations for 2008, 2009 and 2010 in this prospectus, unless otherwise indicated, we are referring to the financial condition and results of operations of Zhengxing Wheel, our predecessor entity, for the period from January 1, 2008 to December 28, 2008, and the financial condition and results of operations of China Zenix for the years ended December 31, 2009 and 2010, respectively.

Unless otherwise indicated, our historical number of shares and per share data contained in this prospectus have been restated to give retroactive effect to the change in authorized and issued share capital and repurchase of our issued and outstanding shares which became effective on February 21, 2011. See “Description of Share Capital.”

Unless otherwise indicated, information in this prospectus regarding the number of ordinary shares and ADSs outstanding immediately after this offering excludes the 25,000,000 ordinary shares reserved for issuance under our 2011 Share Incentive Plan.

This prospectus contains information from a report commissioned by us and prepared by Frost & Sullivan, an independent market research firm, which contains data regarding the commercial vehicle wheel market in the PRC and select international markets. We refer to this report as the Frost & Sullivan Report in this prospectus.

THE OFFERING

Offering price	We currently expect that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs

ADSs offered by the selling shareholders	ADSs

ADSs outstanding immediately after this offering	ADSs

Ordinary shares outstanding immediately after this offering	ordinary shares

The ADSs	Each ADS represents ordinary shares, par value US$0.0001 per share. The ADSs may be evidenced by ADRs.

The depositary will hold the ordinary shares underlying your ADSs, and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and holders of ADSs from time to time.

If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange of ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If an amendment becomes effective and you continue to hold your ADSs, you will be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read “Description of American Depositary Shares” in this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	The Bank of New York Mellon

Over-allotment option	The selling shareholders have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to additional ADSs at the initial public offering price, less underwriting discounts and commissions.

Use of proceeds

We estimate that we will receive net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, of approximately US$             million, assuming an initial public offering price of US$             per

ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus. We intend to use the net proceeds we receive from this offering for the following purposes:

•

approximately US$             million for the expansion of our steel wheel manufacturing facilities in the PRC and the establishment of a new steel wheel manufacturing facility in India, as well as the establishment of a new aluminum wheel manufacturing facility in the PRC;

•

approximately US$             million for the expansion and enhancement of our research and development activities in order to further broaden our product offerings, including expanding our research and development centers in the PRC and collaborating with leading industry experts, as well as recruiting additional trained personnel;

•

approximately US$             million for the expansion and strengthening of our PRC aftermarket distribution network and increasing the size of our sales and marketing team and the level of our promotional activities in the PRC, with a particular focus on increasing penetration of medium- and small-sized cities and rural areas;

•

approximately US$             million for the expansion of our international sales in India, select countries in Southeast Asia and the Middle East, North America, Europe and possibly other markets, including through increasing our sales and marketing activities internationally, expanding our network of distributors and potentially entering into strategic acquisitions or other partnerships to increase our penetration of those markets; and

•	the remaining portion for working capital and general corporate purposes.

We will not receive any proceeds from the sale of ADSs by the selling shareholders. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in the ADSs.

Lock-up	We, our directors, our executive officers and all of our existing shareholders have agreed with the underwriters not to sell, transfer or otherwise dispose of any of our ordinary shares, ADSs or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Underwriting.”

Listing	We have applied for the listing of the ADSs on the New York Stock Exchange, or the NYSE, under the symbol “ZX.” Our ordinary shares will not be listed on any other exchange or quoted for trading on any over-the-counter trading systems.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of comprehensive income data for the period from January 1, 2008 to December 28, 2008 (predecessor), the period from July 11, 2008 to December 31, 2008 (successor), the year ended December 31, 2009 (successor) and the year ended December 31, 2010 (successor), and the summary consolidated statements of financial position data as of December 31, 2009 (successor) and December 31, 2010 (successor) have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read the summary consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results are not necessarily indicative of our results expected for any future periods.

China Zenix was incorporated on July 11, 2008 and completed the acquisition of Zhengxing Wheel through its wholly-owned subsidiary, China Wheel Limited, on December 29, 2008. Zhengxing Wheel is considered to be the predecessor of our company as our company and China Wheel Limited had no significant operations prior to succeeding to the business of Zhengxing Wheel on December 29, 2008.

	Zhengxing Wheel (Predecessor)	China Zenix (Successor)
	The Period From January 1 to December 28,	The Period From July 11 to December 31,	Year Ended December 31,
	2008	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share data)
Summary Consolidated Statements of Comprehensive Income Data:
Revenue	1,835,037	6,796	2,139,229	3,199,804		484,819
Cost of sales	(1,464,738)	(6,457)	(1,635,260)	(2,387,782)		(361,785)

Gross profit	370,299	339	503,969	812,022		123,034
Other operating income	5,641	—	8,248	6,110		926
Net exchange loss	(4,092)	(8)	(154)	(2,614)		(396)
Selling and distribution costs	(103,053)	(406)	(133,176)	(197,635)		(29,945)
Research and development expenses	(18,320)	(78)	(27,136)	(44,698)		(6,772)
Administrative expenses	(58,502)	(488)	(69,591)	(99,432)		(15,066)
Finance costs	(32,859)	(386)	(53,999)	(57,928)		(8,777)

Profit (loss) before taxation	159,114	(1,027)	228,161	415,825		63,004
Income tax (expense) credit	(26,105)	6	(44,776)	(88,055)		(13,342)

Profit (loss) and total comprehensive income (expense) for the period/year	133,009	(1,021)	183,385	327,770		49,662

Profit (loss) and total comprehensive income (expense) attributable to:
Owners of the Predecessor/Successor	132,210	(1,021)	183,385	327,770		49,662
Non-controlling interests	799	—	—	—		—

	133,009	(1,021)	183,385	327,770		49,662

(Loss) earnings per share
Basic		RMB(0.01)	RMB1.15	RMB2.05	US$	0.31
Diluted		RMB(0.01)	RMB1.15	RMB2.05	US$	0.31

	China Zenix (Successor)
	As of December 31,
	2009	2010	2010
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Financial Position Data:
ASSETS
Current assets
Inventories	464,881	493,381	74,755
Trade and other receivables and prepayments	623,588	766,432	116,126
Prepaid lease payments	6,165	6,080	921
Taxation recoverable	—	—	—
Pledged bank deposits	74,740	71,433	10,823
Bank balances and cash	134,782	318,020	48,185

Total current assets	1,304,156	1,655,346	250,810

Non-current assets
Property, plant and equipment	970,608	1,198,652	181,614
Prepaid lease payments	276,380	266,875	40,436
Deposit paid for acquisition of prepaid lease payments	—	20,000	3,030
Deposits paid for acquisition of property, plant and equipment	—	2,503	379
Deferred tax assets	4,020	3,974	602
Intangible assets	17,000	17,000	2,576

Total non-current assets	1,268,008	1,509,004	228,637

Total assets	2,572,164	3,164,350	479,447

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	814,443	960,907	145,592
Amounts due to related parties	81,370	—	—
Taxation payable	13,802	24,234	3,672
Bank borrowings	608,000	813,500	123,258

Total current liabilities	1,517,615	1,798,641	272,522

Non-current liabilities
Bank borrowings	292,000	238,500	36,136
Deferred income	14,071	13,275	2,011
Deferred tax liabilities	39,401	57,305	8,683

Total non-current liabilities	345,472	309,080	46,830

Total liabilities	1,863,087	2,107,721	319,352

Equity
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 160,000,000 issued and outstanding as of December 31, 2008, 2009 and 2010)	106	106	16
Registered and/or paid in capital	234	234	34
Reserves	708,737	1,056,289	160,045

Total equity attributable to owners of the Predecessor/Successor	709,077	1,056,629	160,095

Total equity and liabilities	2,572,164	3,164,350	479,447

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before investing in our ADSs. Any of the following risks and uncertainties could have a material and adverse effect on our business, financial condition, results of operations and prospects. Additionally, the market price of our ADSs could decline due to any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

Our operations are affected by the economic conditions of the overall automotive market, both in the PRC and in other countries, which in turn are subject to the conditions of the overall economic environment, government policies and other factors beyond our control.

As our products, steel wheels, are components of commercial vehicles, our sales are largely dependent on the demand for and usage of such vehicles in the overall automotive market, both in the PRC and in other countries where our products are sold. We sell steel wheels both through a network of distributors to aftermarket end-users as replacements for worn out or lower quality wheels, and directly to OEMs such as automotive manufacturers for use on their commercial vehicles. The demand from both of these types of customers depends on the overall demand for and usage of commercial vehicles, which in turn depends on a number of factors including overall economic conditions, vehicle sales and availability and quality of transportation networks in the markets where we sell and distribute our products. All of these factors are beyond our control.

In the PRC, as the economy continues to develop, domestic vehicle sales have increased significantly in recent years, which partially drove the domestic sales of our products. The growth of the PRC automotive market may not remain at this level in the future and, as a result, our domestic sales may be adversely affected. Outside the PRC, our international sales were affected by the recent global financial crisis which began in the second half of 2008, as some of the countries to which we export our products experienced an economic slowdown and the demand in the international automotive market reduced significantly during such global financial crisis. In addition, implementation, renewal, change or cancellation of any government policies, such as economic stimulus or tightening measures or currency controls, in the PRC or in any of the international markets where our products are sold or distributed, may significantly affect our future business.

If the demand for our steel wheels declines as a result of changes of economic conditions in the automotive industry or does not grow at the pace we anticipate, our business, financial condition, results of operations and prospects could be harmed.

We are reliant on our major customers and currently do not have multi-year contracts with almost all such customers.

We rely on our major customers. In 2008, 2009 and 2010, the aggregate sales to our five largest customers (including the PRC aftermarket, PRC OEMs and international sales) accounted for 28.3%, 21.7% and 23.0% of our revenue, respectively. Tata Motors, our largest customer worldwide in 2008 and 2010 and second largest customer worldwide in 2009, accounted for 12.9%, 5.3% and 8.3% of our revenue for 2008, 2009 and 2010, respectively. Our largest customer worldwide in 2009 accounted for 6.0% of our revenue for that year.

Although we generally have longstanding business relationships with our major customers, we do not have multi-year contracts with almost all such customers. For our aftermarket customers in the PRC, we sign distribution agreements with our tier-one distributors and three-party distribution agreements with our tier-one distributors and exclusive tier-two distributors. These agreements are automatically renewed every year unless terminated by the parties. We do not, however, enter into any contracts with our non-exclusive tier-two distributors to which the tier-one distributors resell our products. For our OEM customers in the PRC, we typically sign framework agreements that are renewable every year upon mutual agreement. Under these framework agreements, the volume of products to be sold in any given period is not fixed and the sale price is fixed but is periodically revised based on the market price of steel and mutual agreement between the parties. For our ten largest international customers, we enter into strategic cooperation agreements which are renewable every three years upon mutual agreement unless terminated by the parties and pursuant to which such customers place orders from time to time that specify the actual price and amount of purchases. Our remaining international customers purchase our products pursuant to standalone purchase orders.

We cannot assure you that our future sales to our major customers will equal or exceed our previous sales or will continue to exist at all, because we have no multi-year contracts with such customers guaranteeing minimum sales volumes or prices for future years. As the existing agreements with our customers expire, we may be unable to renew these agreements with our desired customers on favorable terms in a timely manner or at all. As a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may be unable to maintain, renew or develop business relationships with current or future distributors, and our tier-one distributors may be unable to maintain, renew or develop their relationships with tier-two distributors, and any of such factors could lead to a reduction of our revenue or our revenue growth.

A significant portion of our revenue comes from distributors, on which we exclusively rely to reach the aftermarket in the PRC. We have 23 tier-one distributors in the PRC, with whom we have direct contractual relationships. In turn, these tier-one distributors resell our products to tier-two distributors. Our five largest tier-one distributors accounted for 16.8%, 19.0% and 16.2% of our revenue in 2008, 2009 and 2010, respectively. We believe that we will continue to generate a significant portion of our revenue from sales to our tier-one distributors in the PRC.

As described in the preceding risk factor, we cannot assure you that our business relationships with any of our existing distributors will continue or that any such distributor will continue to purchase our products in the same quantities or at the same prices as in prior years. Furthermore, we expect that we will continue to rely on engaging distributors and expanding volume with existing distributors for our revenue growth. However, competition for distributors in our industry is intense. We compete for distributors with other companies that may have greater financial resources or name recognition in certain markets, broader product selection and more favorable pricing than us. If we lose one or more distributors and are unable to replace them at similar terms in a timely manner or if we fail to develop relationships with new distributors, we may be unable to effectively market and sell our products, which could materially and adversely affect our business, financial condition, results of operations and prospects.

In addition, we cannot be certain that our tier-one distributors will be able to maintain their relationships with tier-two distributors or that such tier-two distributors will be able to effectively sell our products to the ultimate aftermarket end-users. Our tier-one distributors are not the ultimate end-users of our products, and their orders to us depend on downstream sales to tier-two distributors and such distributors’ sales to ultimate end-users. Any failure by our tier-one distributors to maintain their relationships with tier-two distributors or by the tier-two distributors to effectively sell our products to end-users could also materially and adversely affect us.

Failure to effectively manage our network of distributors or any non-compliance by them under our distribution agreements could negatively affect our ability to sell our products or subject us to liability.

We generally select our tier-one distributors based on business reputation, size, industry and sales experience, quality of the management team and prior sales performance. Under our contractual arrangements, our tier-one distributors may not distribute any other commercial vehicle wheel manufacturer’s products, and are required to sell our products at our suggested prices and in designated sales regions.

We have both exclusive and non-exclusive tier-two distributors, both of which purchase our products from our tier-one distributors. Each of our exclusive tier-two distributors is operated by third parties, exclusively sells our products and follows our branding and marketing requirements, pursuant to annually renewable three-party distribution agreements that such exclusive tier-two distributors enter into with us and the relevant tier-one distributor in the designated sales region. Our non-exclusive tier-two distributors sell our products along with products from our competitors.

Our sales and marketing team manages and supports the activities of our tier-one distributors and exclusive tier-two distributors to ensure that they comply with our sales guidelines, policies and procedures. Despite our contractual arrangements and the efforts of our sales and marketing team, we cannot assure you that our tier-one distributors and exclusive tier-two distributors will fully comply with their contractual obligations to us. For example, they may:

•	fail to meet sales targets for our products in accordance with relevant agreements;

•	sell our products outside their designated regions, possibly in violation of the exclusive distribution rights of our other distributors;

•	fail to maintain requisite licenses or otherwise comply with regulatory requirements when selling our products;

•	sell products that compete with ours; or

•	violate applicable laws, including the anti-corruption laws of the PRC, the United States or other countries, during the course of the marketing and sale of our products.

Furthermore, we generally have no direct contractual relations with our non-exclusive tier-two distributors, all of which are independent from us. Instead, our tier-one distributors directly contract with non-exclusive tier-two distributors to implement certain sales policies and restrictions reflected in the contracts between tier-one distributors and us. We rely on tier-one distributors to enforce these arrangements with non-exclusive tier-two distributors, and we cannot assure you that our tier-one distributors can be successful in doing so. As a result, we have limited ability to manage the activities of our non-exclusive tier-two distributors, and we may not be able to timely mitigate or correct any non-compliance by such distributors with our sales policies and restrictions.

If our distributors do not comply with our agreements with them or if they violate applicable laws or otherwise engage in illegal practices with respect to their sales and marketing of our products, then our brand and reputation may be harmed or our sales activities may be disrupted, and we could also be liable for such actions by our distributors. Therefore, if we are unable to effectively manage our network of distributors, our brand, business, financial condition, results of operations and prospects may be materially and adversely affected.

We may not be successful in expanding our international sales or operations due to various factors, including political or economic issues such as trade barriers.

Our products are mainly sold in the PRC, but international sales to India and more than 30 other countries worldwide, both to international distributors and OEMs, are significant, accounting for 28.4%, 15.4% and 16.7% of our revenue in 2008, 2009 and 2010, respectively. As a result, our operations and financial performance are affected by the social, economic, political and regulatory conditions in these countries and countries where we may operate or where our products may be sold in the future. Furthermore, regulations and policies affecting trade and bilateral relations between the PRC and the countries and regions to which we export our products can adversely affect our international sales in those countries and regions.

We intend to expand our international sales, particularly sales in India, which is already our largest international market. We also plan to establish manufacturing facilities in India and potentially other countries outside the PRC. However, we may not be successful in expanding our international sales or operations or benefiting from any such expansion, due to the following factors:

•	fluctuations in currency foreign exchange rates;

•	inability to execute or manage international expansion;

•	instability of local political and economic conditions;

•	difficulties caused by cultural or language differences;

•	inability to timely attract or train sufficient experienced staff and skilled workers, including sales staff knowledgeable in each international market;

•	increasing costs and expenses associated with maintaining marketing and sales efforts or establishing other operations outside the PRC;

•

difficulty and costs relating to compliance with different commercial and legal requirements of various international markets, including but not limited to any permits, licenses, registrations or certificates that may be required in those markets;

•	inability to obtain, maintain or enforce intellectual property rights; and

•

trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses (including anti-dumping duties as discussed below), which could increase the prices of our products and make us less competitive in some countries and regions.

In particular, we have already faced trade barriers in our international markets. For example, the Indian government initiated proceedings in 2006 to impose anti-dumping duties on Indian companies for importing steel wheel products from the PRC primarily in an attempt to protect local Indian steel wheel manufacturers, which generally do not offer steel wheels at the prices that we and our PRC competitors are able to offer in India. We participated in the relevant investigation and proceedings initiated by the Indian government, which ended in 2007. As a result of our efforts, Indian importers are subject to a lower import tax rate when importing from us compared to some of our PRC competitors. However, we and our products may still from time to time be subject to further import taxes or anti-dumping duties in India and other countries where our products are sold, which could have an adverse impact on the prices and sales of our products in those countries. In addition, responding to any initiation of protection measures against us or our products in our international markets may significantly divert the resources and attention of our management.

If we are unable to successfully expand our international sales or operations, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may be unable to prevent potential resales or transfers of our products to countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to independent non-U.S. distributors over which we have limited control.

The U.S. Department of the Treasury’s Office of Foreign Assets Control administers certain laws and regulations, or U.S. Economic Sanctions Laws, that restrict U.S. persons and, under limited circumstances, foreign entities, in conducting activities, transacting business with or making investments in certain countries, governments, entities and individuals that are the subject of U.S. economic sanctions, or Sanctions Targets. U.S. persons are also generally prohibited from facilitating such activities or transactions engaged in by non-U.S. persons.

We sell a portion of our products in international markets through independent non-U.S. distributors that are responsible for interacting with the end-users of our products. Historically, some of our independent non-U.S. distributors were located in countries that were subject to U.S. economic sanctions, namely, Burma, Iraq, Iran, Lebanon and Syria. In each of 2008, 2009 and 2010, our aggregate sales to the non-U.S. distributors in those sanctioned countries accounted for less than 2.0% of our revenue in the respective periods. We ceased selling to such non-U.S. distributors in those sanctioned countries in October 2010.

We believe that, under their current terms, U.S. Economic Sanctions Laws are not applicable to our historical activities with respect to the sanctioned countries named above. Nonetheless, we have decided not to engage in any sales to non-U.S. distributors located in any countries that are subject to U.S. economic sanctions and are in the process of implementing measures to prevent any future sales of our products to any Sanctions Targets.

Due to our limited control over our independent non-U.S. distributors, however, we may be unable to prevent all potential resales or transfers of our products to Sanctions Targets. We do not always know the end-users to whom our distributors resell our products, and, although we have begun to require our distributors to covenant with us not to resell our products to Sanctions Targets, one or more of our distributors may breach that covenant. If our activities are found to violate applicable sanctions or other trade controls, our reputation could be adversely affected, some of our U.S. investors might be required to sell their interests in our company under the laws of certain U.S. states or under internal investment policies or might decide for reputational reasons to sell such interests, and some U.S. institutional investors might forgo the purchase of our ADSs, all of which could materially and adversely affect the value of our ADSs and your investment in us.

We rely on a limited number of key suppliers for steel, our key raw material, and certain components required for our production.

Our principal raw material is steel which accounts for substantially all of our current total raw material requirements. We source steel from a handful of key suppliers in the PRC, with whom we typically enter into annual supply agreements. In addition, we purchase from a limited number of suppliers a majority of our locking rings, a key component used in our production of tubed steel wheels.

We have optimized our manufacturing process by procuring steel that meets our specifications, and we purchase such steel from a handful of established key suppliers. Although there are alternative steel suppliers in the market, any disruption in steel from our key suppliers may disrupt our manufacturing operations until we can secure customized steel from other suppliers at similar pricing and other terms in a timely manner. One of our five largest suppliers in 2008 and 2009, Tianjin Tiantie Metallurgical, our purchase from which accounted for 13.1% of our total raw material costs for the year ended 2009, stopped supplying steel to us since August 2010 as a result of its plans to use its steel production for its own manufacturing operations instead of selling such production to third-party customers such as us. Subsequently, we located a substitute steel supplier which agreed to supply steel that we require on substantially the same terms as Tianjin Tiantie Metallurgical. We, however, cannot assure you that we will always be successful in adequately handling similar situations in the future.

Furthermore, we cannot assure you that our annual agreements with the relevant suppliers will be renewed on a timely basis, on the same terms as we have previously received or at all. We do not hedge or otherwise fix supply prices in advance by contract, although we typically increase our inventory of steel when prices decline and limit our purchases to the extent possible when steel prices increase. Accordingly, we cannot guarantee that we will be able to purchase sufficient quantities of the appropriate types of steel for our various products at the prices we have historically paid. Similarly, we may be unable to obtain adequate supplies of locking rings at or lower than the prices we have historically paid. If any of the above events occurs, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We are subject to risks associated with the volatile prices and availability of raw materials and utilities.

The primary raw material for our production is steel, which is a commodity with frequently fluctuating prices. In addition to steel, utilities, particularly electricity, are another significant input in our manufacturing process.

The prices of raw materials and utilities may fluctuate due to intervening factors such as global demand and supply conditions and changes in economic conditions. Any shortages or interruptions in the supply of raw materials or utilities may result in an increase in raw material or utility prices, and we may not be able to pass on these increases in prices to our customers or we may be unable to find alternative sources of such raw materials or utilities at competitive prices. We cannot assure you that such shortages or interruptions will not occur in the future. Alternatively, if the prices of raw materials decrease significantly, especially in the case of steel, which we typically increase our purchases when prices decline, we may have to reduce the prices we charge for our products to remain competitive. This may require us to write down the value of inventory on hand that we purchased prior to such decrease in prices. If any of these events occurs, our business, financial condition, results of operations and prospects may be adversely affected.

We operate in a highly competitive industry.

As we operate in a highly competitive industry, we currently face competition from other manufacturers of steel and aluminum wheels in the PRC. In the PRC market, we primarily compete with domestic companies such as Shandong Xingmin Wheel, Dongfeng Motor Wheel and Changchun FAWAY Automobile Components. In India, our principal international market, we primarily compete with local wheel manufacturers such as Wheels India, Steel Strips Wheels and Hayes Lemmerz. Our success depends, among other things, on our ability to maintain and improve our products and production capabilities to meet the needs of our existing and new customers. In particular, there is intense competition for a limited number of OEM customers. If our products do not meet the requirements of our existing and new customers, if our competitors offer better products or more competitive prices for similar products, or if our products otherwise fail to compete successfully in the industry, our financial performance may be adversely affected.

In addition, according to the Frost & Sullivan Report, there is increasing consolidation within the commercial vehicle wheel industry in the PRC. In 2009, the five largest manufacturers of commercial vehicle wheels in the PRC accounted for approximately 43.5% of the market in terms of sales volume. If we fail to maintain or increase our market share, this consolidation in our industry could cause our competitors to develop advantages over us in their available capital, per-unit cost in manufacturing operations, purchasing power with suppliers, pricing power with customers, scale of distribution network, brand recognition and other factors that could adversely affect our business, financial condition, results of operations and prospects.

There are changing demands within the commercial vehicle wheel market, involving shifts in demand from certain types of wheels to others, and our business, financial condition, results of operations and prospects may be materially and adversely affected if we fail to meet such changing market demands.

The market for commercial vehicle wheels is constantly evolving, with demand for different types of wheels shifting over time. For example, the Frost & Sullivan Report predicts that tubeless steel wheels will gradually displace demand for tubed steel wheels and that there will be a shift from steel wheels to aluminum wheels with the market share of aluminum wheels in the PRC commercial vehicle wheel market expected to increase from approximately 0.8% in 2009 to approximately 7.5% in 2015. These particular trends are driven by a desire for wheels that provide greater safety and/or fuel efficiency. Successfully meeting the changing market demands will be critical for us to remain competitive in the industry.

These and other market changes may increase or decrease demand for certain of our existing and planned products. We anticipate incurring significant costs to appropriately accommodate such changing market trends. For example, we have increased the weight of tubeless steel wheel production as a proportion of our overall production in recent years and have commenced research and development of aluminum wheels. We have devoted significant financial and other resources to these activities and expect to incur additional costs in the future. Furthermore, we may not be successful in keeping up with or foreseeing the changing demands in the market, and we may not otherwise realize the full benefit of our investments made in anticipation of any particular market trend. Although, as described in the next risk factor, we are actively engaging in research and development activities to keep up with changing market demands, we cannot assure you that we will successfully meet future market demands. Any of these factors could adversely affect our business, financial condition, results of operations and prospects.

Our product development efforts may not result in successful new products that meet changing market demands. In particular, our plans to launch new aluminum wheel products may not be successful.

In order to maintain and enhance our leading competitive position and to continue to grow our business, we work to further optimize our manufacturing processes and to design, develop and market new products and improved versions of our existing products to meet changing market demands. In particular, we are conducting research and development for the production of aluminum wheels for use in commercial vehicles in anticipation of changing market demands.

Accordingly, we expect our research and development expenses to continue to increase, and as a percentage of revenue to gradually increase, in the foreseeable future as we continue to develop new and enhanced steel wheels and as we further enhance our research and development for aluminum wheels. However, research and development activities are inherently uncertain, and the success of our new products will depend on a number of factors, including product quality, competition, customer acceptance, price, general market conditions, government policies, our ability to reflect customer feedback into our new products, our ability to accurately assess technological trends and customer needs and the strength of our marketing and distribution capabilities.

We have no prior experience in designing and producing aluminum wheels on a commercial scale. Entering the aluminum wheel market may be a challenge for us, since the production of aluminum wheels differs from that of our existing steel wheel products. For example, aluminum wheels require certain manufacturing equipment and techniques different from those used for steel wheels. Therefore, we may not be successful in the aluminum wheel market. Our competitors may be able to introduce aluminum wheels to markets faster than us, adopt more efficient manufacturing techniques or develop products that are more effective or commercially attractive than ours. If we fail to succeed in the aluminum wheel market, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may not successfully expand or manage our production capacity.

Our future success depends on, among other things, our ability to maintain optimal production capacity and to maximize the utilization rate of our production capacity. If we fail to achieve either, we may be unable to benefit from economies of scale to decrease our cost per wheel, apply capital efficiently, improve our profitability, maintain our leading competitive position in the commercial vehicle wheel industry or meet customer needs.

We have undergone a series of expansions in recent years. We constructed new manufacturing facilities in Zhangzhou, Fujian Province and Hefei, Anhui Province in 2008 and a new manufacturing facility in Chengdu, Sichuan Province in 2009, and we expanded our manufacturing facilities in Langfang, Hebei Province, Chengdu, Sichuan Province and Hefei, Anhui Province in 2010. As a result of these expansion activities, our annual capacity expanded from approximately 8.8 million steel wheels in 2008 to approximately 12.5 million steel wheels in 2010.

Although we have significantly expanded our production capacity and are planning to further expand our manufacturing facilities, it is possible that demand for our products may exceed our production capacity in future periods, in which case we may be required to further expand our production capacity to maintain or increase our market share. However, such future expansion is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds to purchase additional production equipment or to build additional factories, which we may be unable to obtain on commercially viable terms or at all;

•	cost overruns and delays as a result of a number of factors, many of which are beyond our control, such as increased costs associated with equipment procurement;

•	delays or denial of required approvals by relevant government authorities;

•

failures to obtain adequate land or buildings that are suitable for our manufacturing facilities and within geographic proximity to regions with demand for our products or with adequate shipping facilities, utilities and labor pools;

•	production inefficiency or inadequate quality control from new or expanded manufacturing facilities;

•	inability to quickly implement an adequate set of financial controls to track the increased scale of our business;

•	inability to attract, retain or appropriately train and manage new personnel; and

•	delays in commencing operations at our new or expanded facilities.

After any expansion of production capacity, the utilization rate of our expanded production capacity is subject to various factors, many of which are beyond our control, including: inability to increase our sales volume due to market conditions, unanticipated disruptions in our operations which may impact our ability to manufacture products or make timely deliveries to our customers, and inadequate access to raw materials, labor or other inputs required for our manufacturing operations. As a result, we cannot assure you that we will always be able to adequately utilize our production capacity at any given time.

If we fail to appropriately expand and manage our production capacity, our business, financial condition, results of operations and prospects may be adversely affected.

We may seek to expand through acquisitions, but we may be unsuccessful in our ability to manage such acquisitions and we may not realize the anticipated benefits from such acquisitions.

To enhance our growth, we may acquire businesses, manufacturing facilities, technologies or know-how that we believe would benefit us in terms of product development, manufacturing or distribution. For example, we established our Chengdu manufacturing facility in July 2004 through an asset purchase from Sichuan Xinbao Wheel Co., Ltd. We may continue to expand our operations, when opportunities arise, through acquisitions of other businesses.

As we have limited experience with acquisitions, we may experience:

•

difficulties in integrating the acquired companies, technologies, personnel or products into our existing business, particularly integrating different quality management, customer relationship management and other business functions;

•

delays or failures in realizing the benefits from any acquired company, products or know-how, which could result from, for example, delays in governmental approvals of products developed by acquired businesses;

•	diversion of our management’s time and attention from other business concerns;

•	higher costs of integration than we anticipated; or

•	difficulties in retaining key employees of any acquired business who are necessary to manage these acquisitions.

If we acquire businesses that operate outside the PRC or offer products that are different from our existing products, these risks may increase because of our limited experience in operating such businesses.

An acquisition could also materially impair our results of operations by causing us to incur debt or requiring us to amortize acquired intangible assets. We may also discover deficiencies in internal controls, data adequacy and integrity, product quality and regulatory compliance, and product liabilities in acquired businesses which we did not uncover prior to such acquisition. As a consequence, we may become subject to penalties, lawsuits or other liabilities. Any difficulties in the integration of acquired businesses, product or technologies or unexpected penalties, lawsuits or liabilities in connection with acquired businesses, product or technologies could have a material adverse effect on our business, financial condition and results of operations.

Our success depends substantially on the continuing efforts of our executive management team and other key personnel, and losing their services would severely disrupt our business and materially and adversely impact our results of operations.

Our future success depends substantially on the continuing services of our senior management team, in particular, Mr. Jianhui Lai, our founder, chairman and chief executive officer. Mr. Lai has over 20 years of experience in the commercial vehicle wheel industry, particularly in managing vehicle wheel businesses. Mr. Lai’s experience and efforts have been instrumental in the development of our company. If Mr. Lai or any of our other senior executives or key personnel are unable or unwilling to remain with our company, we may not be able to replace them with appropriate candidates, our business may be disrupted and our business, financial condition, results of operations and prospects may be materially and adversely affected.

We do not maintain key-man insurance for members of our management team or any of our other key personnel. If we lose the services of any member of our senior management team or key personnel, we may not be able to locate suitable or qualified replacements, and we may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose some of our customers and trade secrets. While we protect our trade secrets by entering into non-disclosure/confidentiality and non-competition agreements with each of our executive officers as well as key personnel who have access to sensitive and confidential information, we cannot assure you that, in light of uncertainties associated with the PRC legal system, these agreements could be enforced in the PRC. See “—Risks Relating to Doing Business in the PRC—Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

Our business depends on our ability to maintain a skilled labor force, and our business may be adversely disrupted if we fail to continue to attract, train and retain our highly qualified technical personnel.

Our success depends, to a significant extent, on our ability to attract, train and retain technical experts, research and development personnel, engineers, post-sales services personnel and sales and marketing personnel, particularly those with expertise and experience in the automotive or automotive component industry. There is substantial competition for those professionals, and there can be no assurance that we will be able to continuously attract or retain them. If we are unable to attract and retain valuable employees, to keep pace with our expected growth, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our labor costs may increase in the PRC.

Labor is a key component of our manufacturing operations in the PRC. In addition to the labor contract law, discussed below in “—Risks Relating to Doing Business in the PRC—The enforcement of new labor contract law and its implementation rules and increase in labor costs in the PRC may adversely affect our business and our profitability,” other factors may increase our costs of labor in the PRC. As the PRC economy continues to develop, its labor force is becoming more educated and is undergoing other demographic changes. As a result, the number of available workers for our manufacturing operations may decrease or such workers may demand higher wages. In addition, increases in the size or number of our competitors or other manufacturing businesses may adversely affect our ability to recruit and retain workers for our own manufacturing operations. Our total staff costs in 2008, 2009 and 2010 were RMB114.5 million, RMB155.7 million and RMB215.9 million (US$32.7 million), which represented 6.2%, 7.3% and 6.8% of our revenue in each of those years/periods, respectively. A significant increase in labor costs for our operations in the PRC could adversely affect our business, financial condition, results of operations and prospects.

We are subject to credit risks of our customers, and our trade receivables are relatively large.

Our customers may default in their payments to us from time to time. We conduct regular reviews of our credit exposure to our customers. Credit risk arises from events and circumstances beyond our control or events which are difficult to anticipate or detect, such as an economic downturn or deterioration in the financial position of our customers.

For our PRC aftermarket sales, our tier-one distributors are required to provide us a credit deposit typically equal to approximately one-month of indicative annual purchase amount. Depending on the actual sales amount, we typically provide our tier-one distributors a credit term of 45 to 55 days from the delivery of our products. We typically provide our OEM customers in the PRC a credit term of 55 to 75 days from the delivery of our products, depending on the sales amount. For international sales, we typically provide our customers a credit term of 30 to 45 days from delivery of our products. For certain new international customers, we require payment of the entire purchase price at the time of purchase. As of December 31, 2008, 2009 and 2010, we had trade receivables of RMB197.7 million, RMB491.6 million and RMB515.6 million (US$78.1 million), respectively, which represented 10.8%, 23.0% and 16.1% of our revenue in each of those years, respectively.

If our customers fail to timely pay us, require us to extend credit to them beyond our customary payment periods, or otherwise default on their payments in an amount in excess of any previously paid deposit, we may be unable to generate sufficient cash flow to meet our cash flow requirements and we would need to make provisions for doubtful debts or incur bad debt write-offs, which may adversely affect our financial performance. Disputes which arise due to default in payment by customers may also incur time and substantial costs in claiming for such payments and thus affect our liquidity, business, financial condition, results of operations and prospects.

Our operating results may fluctuate considerably from quarter to quarter, and these fluctuations could have an adverse effect on the price of our ADSs.

Our results of operations have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter as a result of a number of factors, many of which are beyond our control, including, among others:

•	seasonal or periodic fluctuations in our customers’ and end-users’ businesses, which could cause variability or unpredictability in the volume and timing of our customers’ purchase orders;

•	price fluctuations and shortages of raw materials that we purchase from suppliers;

•	the rate and cost at which we are able to expand our internal production capacity to meet customer demand and the timeliness and success of these expansion efforts;

•	foreign currency fluctuations, particularly fluctuations in the exchange rates of the Renminbi, U.S. dollar and Euro;

•	our success in maintaining, establishing and expanding customer relationships;

•	changes in our manufacturing costs, selling prices and the relative sales mix of our products;

•	timing of new product or technology developments, announcements, or introductions by us or our competitors and other developments in our competitive environment;

•	changes in the regulatory environment of our industry; and

•	economic, political and other conditions in the PRC and elsewhere.

Historically, our revenues have typically been higher in the second and fourth quarters and lower in the first and third quarters of each year. We cannot be certain if or how our results of operations will be affected by seasonal trends in future periods.

In addition, if our revenue in a particular quarter is lower than we expect, we may be unable to reduce our operating expenses, in particular our advertising expenses, for that quarter by a corresponding amount. This could have a material adverse effect on our operating results for that quarter. You should not rely on our results from any quarter as an indication of future performance. Quarterly variations in our operations could result in significant volatility in the market for our ADSs, and the market price for our ADSs might fall below the initial public offering price. The occurrence of any of the risks described above could result in harm to our business, financial condition, results of operations and prospects, especially if it continues for a period of time or is not mitigated in subsequent periods.

Our patents, trademarks and other intellectual property are important assets for our business, and if we are unable to protect them, or if other parties claim we are infringing their intellectual property, then our business, financial condition, results of operations and prospects may be materially and adversely affected.

We have developed a large portfolio of intellectual property rights in the PRC to protect the technologies, inventions and improvements significant to our business, and we believe that this is important for us to maintain a competitive advantage in the marketplace. As of the date of this prospectus, we own a total of 92 patents in the PRC. In addition, we had registered 505 trademarks with China’s Trademark Office as of December 31, 2010, and are currently in the process of applying for 17 additional trademarks in the PRC. We also have a number of trademarks and trademark applications in a number of the countries to which we export our products.

Although our group developed all of our patented technologies and designs, substantially all of our patents were initially received under the name of Mr. Jianhui Lai, our founder, chairman and chief executive officer. We previously entered into licensing agreements with Mr. Lai under which we were authorized to use such patents. As of the date of this prospectus, we have completed the transfer of all such patents to our group.

Our success will depend in part on our ability to obtain and enforce protection for patents, trademarks and other intellectual property against third-party challenges. We will only be able to protect our patents, trademarks and other intellectual property from unauthorized use by third parties to the extent that we obtain valid and enforceable intellectual property rights with respect to them. Furthermore, the degree of future protection of our intellectual property rights is uncertain because legal means may only provide limited protection and may not adequately protect our exclusive proprietary interest or permit us to gain or keep our competitive advantage.

We rely primarily on intellectual property laws and contractual arrangements with our employees and others to protect our intellectual property rights. We have entered into agreements with our executive officers and employees involved in technology and research and development, under which intellectual property during their employment belongs to us, and they waive all relevant rights or claims to such intellectual property. Our executive officers and employees involved in technology and research and development are also bound by a confidentiality obligation, and have agreed to disclose and assign to us inventions conceived by them during their term of employment. While we actively take steps to protect our intellectual property rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. The counterparties to our confidentiality agreements may not follow such agreements, or our confidentiality agreements may not be enforceable or provide an adequate remedy in the event of unauthorized use or disclosure. Infringement or misappropriation of our intellectual property could harm our business and leading market position.

We have sold, and expect to continue to sell, a significant portion of our products outside the PRC, where we currently have no patent protection. In these jurisdictions, others may independently develop substantially equivalent technologies or processes, or otherwise gain access to our proprietary technologies or processes, and obtain patents for such intellectual properties, including in countries in which we sell our products, which could allow those patent holders to prevent us from selling any of our products that infringe those foreign patents in those countries.

Our competitors are also developing and seeking patent protection for technologies in connection with the manufacturing of steel wheels. We expect these competitors to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending held by others that cover significant parts of our technology or business methods. Disputes over rights to these technologies may arise in the future. We cannot be certain that our products do not or will not infringe valid patents or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others.

If we are not able to protect our patents, trademarks and other intellectual property, we will not be able to exclude competitors from developing or producing competing products using the relevant technologies or processes. Similarly, if other parties assert claims that we are infringing their intellectual property, they may be able to prevent us from using certain technologies or processes or from producing certain types of products. Any of these situations may materially and adversely affect our business, financial condition, results of operations and prospects.

Our future capital needs are uncertain, and we may not be successful in raising sufficient funds in the future, particularly to fund our expansion activities.

Our future capital needs are uncertain because our expenditures may exceed our current expectations. This could occur for a number of reasons, including, for example, if we devote a significant amount of financial resources to expansion of production capacity or to the research and development of new products or manufacturing techniques that we believe to have significant commercial potential. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

•	market conditions for capital-raising activities by PRC-based companies, such as investors’ perception of, and demand for, securities of PRC-based auto component manufacturers;

•	the regulatory environment, including regulation of our industry and PRC governmental policies relating to foreign currency borrowings;

•	our future financial condition, results of operations and cash flows; and

•	economic, political and other conditions in the PRC and elsewhere.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds that are necessary for our operations on terms favorable to us could have a material adverse effect on our liquidity and financial condition.

If we raise additional funds, we may dilute existing shareholders or increase our debt, which in turn could restrict our operations or ability to pay dividends.

If our revenue is not sufficient to meet our operational needs and capital requirements or if we have future liquidity needs or other business reasons, we may need (or we may elect) to sell additional equity or debt securities or borrow funds to raise capital. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders and a reduction in the price of our ADSs. The incurrence of additional debt would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends. As a result, we may be more vulnerable to general adverse economic and industrial conditions, be limited in our ability to pursue our expansion plans, be required to allocate a significant portion of our cash flow from operations to repay our debts, reducing the availability of our cash flow to fund capital expenditures, working capital and other corporate purposes, and limiting our flexibility in planning for, or reacting to, changes in our business and the market environment.

If we are unable to remediate our significant deficiencies or any material weaknesses that may arise in our internal control over financial reporting, we may be unable to timely issue accurate financial reports and prevent fraud, which in turn could negatively impact investor confidence and the price of our ADSs or otherwise harm our reputation.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements in financial reporting on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected and corrected on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Under current and proposed rules and regulations implementing Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or SOX 404, we expect to be required, beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2012, to deliver a report by management that assesses the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm will be required to audit and report on the effectiveness of our internal control over financial reporting. We have a substantial effort ahead of us to complete the documentation and testing of our internal control over financial reporting and to remediate any material weaknesses and significant deficiencies identified during that process. We may not be able to complete the required management assessment by our reporting deadline. An inability to complete this assessment in a timely manner or at all would result in receiving something other than an unqualified report from our independent registered public accounting firm with respect to our assessment of internal control over financial reporting. In addition, if material weaknesses or a combination of significant deficiencies are identified and not remediated, we would not be able to conclude that our internal control over financial reporting was effective, which would result in the inability of our independent registered public accounting firm to deliver an unqualified report on the effectiveness of our internal control over financial reporting.

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we did not identify any material weaknesses, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, in our internal control over financial reporting. We did, however, identify certain significant deficiencies relating to, among other things, a lack of certain documented IFRS accounting policies and procedures, accounting staff trained in IFRS and U.S. public company reporting requirements, and certain corporate governance documents.

We have begun taking actions and measures to improve our internal control over financial reporting in order to address the foregoing deficiencies and to obtain reasonable assurance regarding the reliability of our financial statements. However, we have not yet implemented all of these actions and measures and tested them. Furthermore, we cannot assure you if or when we will be able to remedy these significant deficiencies, that our independent registered public accounting firm will agree with our assessment, or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. If our significant deficiencies are not corrected, or if we identify additional deficiencies or fail to implement new or improved controls successfully in a timely manner, we may be unable to issue timely and accurate financial reports.

Inferior internal control over financial reporting or the inability to issue timely and accurate financial reports could cause investors to lose confidence in the reliability of our financial statements, and such loss of confidence could negatively impact the trading price of our ADSs or otherwise harm our reputation.

Our manufacturing operations are subject to environmental, health and safety regulations. Any actual or alleged violation of these regulations could result in regulatory actions, fines and other penalties, including suspending production or ceasing operations, civil or criminal claims resulting in potentially significant monetary damages, adverse publicity, and other negative consequences.

Our production process primarily generates and discharges waste water, waste gas, noises and solid wastes, and we are required to comply with certain national and local environmental, health and safety regulations. We believe that we have instituted environmental, health and safety procedures and measures that comply with the relevant regulations in the PRC in all material respects. We also sell certain of our solid wastes, such as scrap steel, to third parties or recycling stations. However, we cannot completely eliminate the environmental, health and safety risks associated with our waste materials. If more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental, health and safety regulations, we could be subject to regulatory actions, fines and other penalties, including suspending production or ceasing operations, civil or criminal claims resulting in potentially significant monetary damages, adverse publicity and other negative consequences, all of which could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.

Our business benefits from certain PRC government tax incentives. Expiration of, or changes to, these incentives and PRC tax laws could have a material adverse effect on our operating results.

Prior to January 1, 2008, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory tax rate of 33.0%. The PRC Enterprise Income Tax Law, or the new EIT Law, and the implementation rules issued by the State Council of the PRC, or the State Council, became effective as of January 1, 2008. The new EIT Law provides that all enterprises in the PRC, including foreign-invested companies, are subject to a uniform 25.0% enterprise income tax rate and all tax reduction or exemption as well as incentives previously provided to foreign-invested enterprises were to be cancelled. Accordingly, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory rate of 25.0% after January 1, 2008, except for (i) Zhengxing Wheel, which was recognized as a “High and New Technology Enterprise” in 2008 and enjoyed a preferential tax rate of 15.0% for 2008, 2009 and 2010, (ii) Zhengxing Group Langfang Wheel Co., Ltd., which was recognized as a “High and New Technology Enterprise” in 2009 and enjoys a preferential tax rate of 15.0% for 2009, 2010 and 2011, (iii) Zhengxing Hefei Wheel, which was recognized as a “High and New Technology Enterprise” in March 2011 and enjoys a preferential tax rate of 15.0% for 2010, 2011 and 2012. The preferential tax rate of 15.0% applies retrospectively for 2010, the effect of which has not been reflected in our income tax expense in 2010 in accordance with relevant accounting standards, and relevant adjustments will be made in our consolidated financial statements of 2011, and (iv) Zhengxing Group Chengdu Wheel Co., Ltd., which was incorporated in the western region of the PRC in July 2004 and derived more than 70.0% of its total income from the business of state-encouraged industry, and enjoyed a preferential tax rate of 15.0% from its inception in 2004 to 2010.

These preferential income tax rates are subject to periodic review and renewal by PRC authorities. For example, we would need to apply for the renewal of the status as a “High and New Technology Enterprise” for Zhengxing Wheel in the second quarter of 2011, and the preferential income tax rate treatment of Zhengxing Chengdu Wheel is subject to review by the relevant PRC tax authorities in 2011, in order for these entities to continue enjoying the preferential tax treatments upon the expiration of the relevant periods indicated above. If our subsidiaries fail to maintain their preferential tax statuses, their applicable EIT rate may increase to up to 25.0%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

We also benefit from PRC tax policies designed to encourage exports. In the PRC, steel wheels are normally subject to a value-added tax, or VAT, of 17.0%, but we receive a full rebate of or exemption from the VAT for the steel wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB90.7 million, RMB44.1 million and RMB94.7 million (US$14.3 million) in 2008, 2009 and 2010, respectively. However, these VAT exemptions and rebates for exported steel wheels may be eliminated by the PRC government. If this occurs, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may suffer uncompensated losses from events that disrupt our operations because we do not have adequate insurance.

We currently only maintain limited insurance, covering our major fixed assets, equipment and machinery. Our manufacturing operations are subject to risks including fire, theft, labor disputes, equipment breakdown or failure, natural disasters and non-compliance with the applicable laws or regulations. If any of these events occur at our manufacturing facilities, our manufacturing operations may be materially and adversely disrupted. There is no certainty that our insurance for our major fixed assets, equipment and machinery is sufficient to indemnify us against the losses that may arise from such events. We do not currently maintain insurance coverage for business interruption, product liability or death of key members of management. If an event occurs for which we have inadequate or no insurance coverage, our business, financial condition, results of operations and prospects may be adversely affected.

We will incur a non-cash share-based compensation expense in connection with the restricted shares granted by Newrace Limited to our chief financial officer upon completion of this offering. If our company or shareholders grant restricted shares, share options and other share-based compensation to our employees, directors or consultants in consideration of their services to our company in the future, we may incur non-cash share-based compensation expenses, and our net income may be adversely affected.

Newrace Limited, one of our shareholders, has made a grant of restricted ordinary shares to Mr. Yifan Li, our chief financial officer, in consideration of his service to our company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Equity-settled Share-based Compensation Expense.” As a result of this grant of restricted shares by Newrace Limited, we expect to incur a non-cash share-based compensation expense, and we may incur additional such expenses in connection with other share-based compensation grants we or our shareholders may make to our employees, directors or consultants in the future as an important means to attract and retain such personnel. We will account for compensation costs for all such restricted share grants and share options using the fair value determined on the grant date and recognize the expenses in our consolidated statement of comprehensive income. These compensation expenses may materially and adversely affect our net income.

We have not recorded any share-based compensation expense in connection with the restricted shares grant to Mr. Li by Newrace Limited because such shares only commence vesting upon completion of this offering. As a result, immediately upon completion of this offering, we will incur a non-cash share-based compensation expense, which will adversely affect our results of operations for the quarter in which this offering is completed.

We have net current liabilities.

As of December 31, 2008, 2009 and 2010, we had net current liabilities of RMB564.8 million, RMB213.5 million and RMB143.3 million (US$21.7 million), respectively. Our net current liability position was primarily due to our need for a significant amount of working capital in connection with our continuous expansion of business in recent years and the fact that parts of our capital expenditures were funded by cash flows from operations and current bank borrowings. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through financing and the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least 12 months following this offering. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all. If we have difficulty obtaining sufficient capital for operations or expansion, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We have not obtained property ownership certificate for a portion of our manufacturing facilities in Hefei, Anhui Province.

We are in the process of applying for the relevant property ownership certificate for a portion of our manufacturing facilities in Hefei, Anhui Province with an aggregate floor area of approximately 8,500 square meters, and expect to obtain the relevant property ownership certificate in the second half of 2011. As advised by our PRC counsel, Jingtian & Gongcheng, there is no legal impediment for us to obtain the relevant property ownership certificate. The construction of such facilities has not been completed but such facilities are currently in operation. There is, however, no assurance that we will be able to continue to use the relevant facilities and/or obtain the relevant property ownership certificate. We may be required to incur additional costs to relocate the relevant facilities and be subject to a one-time fine of up to RMB50,000 (approximately US$7,576) pursuant to the relevant PRC laws and regulations. If we are required to cease using these facilities, we may experience a disruption in our business operation which could materially and adversely affect our business, financial condition and results of operations. In addition, without the relevant property ownership certificate, we may not be able to sell, mortgage or otherwise dispose of the relevant facilities, which could reduce our flexibility in operations or our ability to obtain or secure bank loans or credits.

Risks Relating to Doing Business in the PRC

Adverse changes in political and economic policies of the PRC government could have a material and adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially and adversely affect our leading competitive position.

We conduct all of our manufacturing and have historically derived the majority of our revenue in the PRC. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in the PRC. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	access to financing; and

•	the allocation of resources.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in the PRC is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC economy has also experienced certain adverse effects due to the recent global financial crisis. The PRC government has implemented various measures to encourage and maintain economic growth and to guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us, and by government policies or guidance aimed at curtailing the perceived over-capacity of certain industry sectors, such as steel. The PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. The PRC government may also discontinue certain stimulus measures implemented to deal with the recent global financial crisis, including incentives for consumers to purchase automobiles and other vehicles and may implement tightening measures to control inflation. These actions may cause decreased economic activity in the PRC, which could in turn reduce the demand for our products and materially and adversely affect our financial condition and results of operations.

Any adverse change in the economic conditions or government policies in the PRC could have a material and adverse effect on overall economic growth, particularly in the automotive industry in the PRC, which in turn could lead to a reduction in demand for our products and consequently have a material and adverse effect on our businesses.

Uncertainties with respect to the PRC legal system could limit the protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike in common law systems, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in the PRC. We conduct all of our business through our subsidiaries established in the PRC. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in the PRC. However, since many laws, rules and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract.

However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of PRC administrative and court proceedings and the level of legal protection we enjoy in the PRC than in more developed legal systems. These uncertainties may impede our ability to enforce the agreements we have entered into with our business partners, distributors, customers and suppliers. Currently, all governmental approvals relating to our operations and production capacity expansion plans have been issued by the relevant competent local government authorities. However, if a central government agency requires us to obtain its approval and if we fail to obtain such approval in a timely manner, or at all, we may be subject to the imposition of fines against us or the suspension or cessation of our production capacity expansion plans.

In addition, such uncertainties, including the inability to enforce our agreements, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in the PRC may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of our resources and management attention.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We currently conduct our business through our subsidiaries established in the PRC. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. As of December 31, 2010, the accumulated profits of our PRC subsidiaries, on a consolidated basis under PRC accounting standards, that were unrestricted and were available for distribution amounted to RMB723.2 million (US$109.6 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we receive from this offering to make loans or additional capital contributions to our PRC operating subsidiaries.

In utilizing the proceeds we receive from this offering in the manner described in “Use of Proceeds,” as an offshore holding company with PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. Loans by us to domestic PRC enterprises must be approved by the relevant government authorities and must also be registered with the SAFE or its local counterpart.

Any capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce of the PRC, or the MOFCOM, or its local counterpart. On August 29, 2008, the State Administration of Foreign Exchange of the PRC, or the SAFE, promulgated the Circular on Issues Relating to the Improvement of Business Operation With Respect to the Administration of Foreign Exchange Capital Payment and Settlement of FIEs, or Circular 142, which regulates the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, the SAFE strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Rules.

We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future loans or capital contributions to our direct or indirect subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our consolidated PRC entities, limit the ability of our consolidated PRC entities to distribute profits to us, or otherwise adversely affect us.

The SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control Over Financing and Return Investment of Domestic Residents through Overseas Special Purpose Vehicles, or Circular 75, in October 2005, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside the PRC for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local

SAFE branch before March 31, 2006. Furthermore, PRC residents are required to file amendments to their registrations with the local SAFE branch if their special purpose companies undergo material events involving changes in capital, such as changes in share capital, mergers and acquisitions, share transfers or exchanges, spin-off transactions or long-term equity or debt investments. Our current beneficial owners who are PRC residents are in the process of registering with the local SAFE branch as required under Circular 75. We cannot, however, provide any assurances that such registration will be completed in a timely manner, or at all, or that any future beneficial owners who are PRC residents will be able to comply with the SAFE regulations in a timely manner, or at all. Any failure of our current or future beneficial owners who are PRC residents to comply with the registration procedures set forth in Circular 75 may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our consolidated PRC entities, limit our consolidated PRC entities’ ability to distribute dividends to us or the offshore entities set up by our beneficial owners or otherwise materially and adversely affect our business.

Any requirement to obtain prior approval from the China Securities Regulatory Commission, or the CSRC, could delay this offering and a failure to obtain this approval, if required, could have a material and adverse effect on our business, operating results, reputation and trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, namely, the MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council of the PRC, or the SASAC, the State Administration of Taxation of the PRC, or the SAT, the State Administration for Industry and Commerce of the PRC, or the SAIC, the CSRC and the SAFE, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the 2006 M&A Rule, which became effective on September 8, 2006 and was amended in June 2009. The 2006 M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC.

While the application of the 2006 M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, Jingtian & Gongcheng, that CSRC approval is not required in the context of this offering as, among other reasons, we are not considered a special purpose vehicle formed or controlled by PRC companies or PRC individuals. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering, we may face regulatory actions or other sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material and adverse effect on our reputation, business, financial condition, results of operations and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

We cannot predict when the CSRC will promulgate additional rules or other guidance, if at all. If implementing rules or guidance is issued prior to the completion of this offering, and, consequently, we conclude that we are required to obtain CSRC approval, this offering will be delayed until we obtain CSRC approval, which may take several months or longer. Moreover, implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under the 2006 M&A Rule. Uncertainties or negative publicity regarding the 2006 M&A Rule also could have a material and adverse effect on the trading price of our ADSs.

The 2006 M&A Rule and Security Review Rule set forth complex procedures for acquisitions conducted by foreign investors that could make it more difficult to pursue acquisitions.

The 2006 M&A Rule sets forth complex procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Complying with the requirements of the 2006 M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

In addition, on February 3, 2011, the State Council promulgated the Notice on the Establishment of the Security Review System in Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rule, which will become effective 30 days after February 3, 2011. The Security Review Rule, among other things, provides that merger and acquisition transactions by foreign investors of domestic enterprises in sensitive sectors or industries may be subject to security review and, as a result may be blocked due to their impact on the national defense security, national economic stability, basic social life order, or capacity of indigenous research and development of key technologies. The impact of the Security Review Rule with respect to our future merger and acquisition transactions of PRC domestic enterprises remains unclear as such rule does not include a detailed list of sensitive sectors or industries. Although our industry is generally deemed as non-sensitive, the relevant PRC regulatory authorities may have a different view or interpretation in this regard when implementing the Security Review Rule. As a result, our future mergers and acquisitions of PRC domestic enterprises may be subject to PRC security review, which could be time-consuming and complex, and in turn affect our ability to expand our business or maintain our market share.

The enforcement of new labor contract law and its implementation rules and increase in labor costs in the PRC may adversely affect our business and our profitability.

The PRC Labor Contract Law, or the new Labor Contract Law, became effective on January 1, 2008 and the implementation rules became effective on September 18, 2008. The new Labor Contract Law and its implementation rules impose more stringent obligations on employers for, among others, entering into written employment contracts, hiring temporary employees, dismissing employees, setting compensations for dismissal and protecting certain sick or disabled employees from dismissal and setting forth detailed requirements relating to the contents of the employment contracts. The implementation of the new Labor Contract Law may increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the new Labor Contract Law may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Share Option Plan of Overseas-Listed Company, or the Share Option Rule. Under the Share Option Rule, PRC citizens who are granted share options or other employee equity incentive awards by an overseas publicly-listed company are required, through a qualified PRC agent or a PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options or other employee equity incentive plans. We adopted our 2011 Share Incentive Plan in February 2011 and no award has been granted under the 2011 Share Incentive Plan as of the date of this prospectus. If we grant any award under the 2011 Share Incentive Plan in the future after the completion of this offering, we and our PRC citizen employees who are granted share options or other equity incentive awards under the 2011 Share Incentive Plan, or PRC optionees, will be subject to the Share Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions.

Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment.

Substantially all of our sales outside the PRC are in U.S. dollars, with the remaining portion in Euros. The change in value of the Renminbi against the U.S. dollar and the Euro is affected by, among other things, changes in the PRC’s political and economic conditions. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately RMB8.28 per U.S. dollar. On July 21, 2005, the PRC government reformed this policy to allow the Renminbi to fluctuate within a narrow and managed band against a basket of certain foreign currencies. There has been a number of changes to the currency policy in the PRC since July 2005, and the Renminbi has appreciated significantly since then. There currently remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Significant revaluation of the Renminbi may also have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. If such events occur, the value of your investment in our shares or ADSs may be materially and adversely affected.

In addition, appreciation of the Renminbi against the U.S. dollar, the Euro or other currencies may adversely affect the competitiveness of our product pricing in markets outside the PRC. If such appreciation occurs, our products will cost more, as denominated in U.S. dollars, Euros or other currencies, when exported to our international markets, and thus our products may not be as competitively priced in those markets as products produced in other countries which use a currency that has not appreciated as much as the Renminbi. As a result, our export volume may be adversely affected, which may cause a decrease in our revenue from international sales. Therefore, appreciation of the Renminbi against the U.S. dollar, the Euro or other currencies could materially and adversely affect our business, financial condition, results of operations and prospects.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We receive the majority of our revenue in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax.

Under the new EIT Law, and its implementation rules, both of which came into effect on January 1, 2008, PRC enterprise income tax at the rate of 10.0% is generally applicable to dividends payable to investors that are “non-resident enterprises,” to the extent such dividends have their sources within the PRC, unless the tax rate is reduced by a tax treaty between the PRC and the relevant jurisdiction. We are a British Virgin Islands holding company, and substantially all of our income may come from dividends we receive from our subsidiary located in Hong Kong, which in turn derives substantially all of its income from our indirect subsidiaries located in the PRC. If our subsidiary in Hong Kong is considered a non-resident enterprise, dividends it receives from the subsidiaries in the PRC will generally be subject to a 10.0% withholding tax under the new EIT Law and its implementing rules, or 5.0% withholding tax if the tax treaty between Hong Kong and the PRC is applicable, either of which will reduce the amount of dividends, if any, we may pay to our shareholders and ADS holders.

We may be treated as a resident enterprise for PRC tax purposes under the new EIT Law and we may therefore be subject to PRC income tax on our global income.

Under the new EIT Law and its implementation rules, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and will generally be subject to the uniform enterprise income tax at the rate of 25.0% on its global income, which excludes dividends received directly from another PRC resident enterprise. “De facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the SAT, issued the Notice on Determination of Tax Resident Enterprises of Chinese-controlled Offshore Incorporated Enterprises in accordance with Their De Facto Management Bodies, or Circular 82, that set forth certain specific criteria for determining whether the “de facto management bodies” are located in the PRC for an offshore incorporated enterprise controlled by PRC enterprises. However, the relevant PRC laws and regulations remain unclear as to how the PRC tax authorities will treat an overseas enterprise, with all of its management team members residing in the PRC, invested or controlled by another overseas enterprise as in our case. If we are treated as a resident enterprise for PRC tax purposes, we would be subject to PRC enterprise income tax at the rate of 25.0% on our global income, which could adversely affected our net income and results of operations.

Dividends payable by us to our foreign investors, and gains on the sales of our ordinary shares or ADSs, may be subject to taxes under PRC tax laws, which may materially reduce the value of your investment.

Under the new EIT Law and its implementation rules, PRC enterprise income tax at the rate of 10.0% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, gains realized on the transfer of ordinary shares or ADSs by such investors are also subject to the 10.0% PRC enterprise income tax if such gains are regarded as income derived from sources within the PRC. We are a British Virgin Islands holding company, and substantially all of our income may come from dividends we receive from our indirect subsidiaries located in the PRC. It is unclear whether the dividends we pay with respect to our ordinary shares or ADSs, or the gains realized on the transfer of our ordinary shares or ADSs, would be treated as PRC-sourced income and be subject to PRC taxes. If we are required under the new EIT Law to withhold PRC enterprise income tax on our dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

The strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy.

In connection with the new EIT Law, the Ministry of Finance of the PRC and the SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retrospectively on January 1, 2008. By promulgating and implementing these circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-resident enterprise. For example, Circular 698 specifies that the SAT is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed by abusing corporate structures for tax-avoidance purposes and without reasonable commercial intention. We may pursue acquisitions as one of our growth strategies, and may conduct acquisitions involving complex corporate structures. We cannot be assured that the PRC tax authorities will not, at their discretion, adjust the taxable capital gains of the seller, which may indirectly increase acquisition costs.

Our financial performance and prospects could be affected by natural disasters or health epidemics.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics. In March 2011, a magnitude 9.0 earthquake followed by a tsunami struck northeast Japan devastating much of the affected areas and causing widespread damage and casualties. Historically, our sales to Japan accounted for less than 1.0% of our revenue in each of 2008, 2009 and 2010, and we do not expect to substantially increase our sales to Japan in 2011. Accordingly, we do not expect our business and prospects to be materially adversely affected by this earthquake. In addition, in May 2008, a magnitude 8.0 earthquake struck Sichuan Province and certain other parts of the PRC, causing severe damage and casualties. Moreover, certain countries and regions, including the PRC, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, over the past six years and, more recently in 2009, the outbreak of influenza A (H1N1). We are unable to predict the effect, if any, that any future natural disasters and health and public security hazards may have on our business. Furthermore, such natural disasters and health and public security hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects.

Risks Relating to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to have our ADSs listed on the NYSE. Our ordinary shares will not be listed on any other exchange or quoted for trading on any over-the-counter trading system.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The market price for our ADSs may be volatile which could result in substantial loss to you.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

•	announcements of competitive developments;

•	regulatory developments in the PRC affecting us, our customers or our competitors;

•	announcements regarding litigation or administrative proceedings involving us;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	additions or departures of our executive officers;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, since August 2008, multiple exchanges in the United States and other countries and regions, including China, experienced sharp declines in response to the growing credit market crisis and the recession in the United States. Prolonged global capital markets volatility may affect overall investor sentiment towards our ADSs, which would also negatively affect the trading prices for our ADSs.

Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase our ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS, representing the difference between our net tangible book value per ADS as of December 31, 2010, after giving effect to this offering and an assumed initial public offering price of US$             per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have              ordinary shares outstanding, including              ordinary shares represented by              ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, subject to restrictions as applicable under Rule 144 under the Securities Act, upon the expiration of the 180-day lock-up arrangements entered into among us, the underwriters and other shareholders. There are certain exceptions to these lock-up arrangements. For example, the lock-up arrangements do not apply to (i) the grant of awards under our 2011 Share Incentive Plan, and (ii) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act. See “Underwriting” and “Shares Eligible for Future Sale” for additional information. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our controlling shareholder has substantial influence over our company and its interests may not be aligned with your interests.

As of the date of this prospectus, our controlling shareholder, Newrace Limited, beneficially owns 90.0% of our outstanding ordinary shares and will own approximately             % of our outstanding ordinary shares upon the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs. Mr. Jianhui Lai, our founder, chairman and chief executive officer, has an option to purchase any or all of the share capital of Newrace Limited pursuant to a share purchase option agreement, and as a result, would become our controlling shareholder if he exercises such option in full. See “Our Corporate Structure and History—Our History” for more details. Our controlling shareholder has a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

We are exempt from certain corporate governance requirements of the NYSE.

We are exempt from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer, as such term is defined in the rules promulgated by the SEC. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practice required to be followed by U.S. domestic companies under the NYSE rules. The standards applicable to us are considerably different from the standards applied to U.S. domestic issuers. For instance, we are not required to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a minimum of three members on our audit committee;

•	have a compensation committee, a nominating or corporate governance committee;

•	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE;

•	have regularly scheduled executive sessions with only non-management directors; or

•	have at least one executive session of solely independent directors each year.

We intend to rely on some or all of these exemptions. As a result, you are not provided with the benefits of certain corporate governance requirements of the NYSE. Nevertheless, prior to the completion of this offering, we intend to establish an audit committee (with three members), a compensation committee and a nominating and corporate governance committee in accordance with the NYSE corporate governance rules. See “Management—Committee of the Board of Directors.”

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have an adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated memorandum and articles of association, as amended and restated from time to time and to be effective following the filing and registration with the Registrar of Corporate Affairs in the British Virgin Islands (which filing will be made immediately upon or prior to the commencement of trading of our ADSs on the NYSE), or memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date and the depositary will send a notice to you about the upcoming vote and will arrange to deliver our voting materials to you. The depositary and its agents, however, may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

Although we do not expect to pay dividends in the foreseeable future, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses and any applicable taxes and government charges. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities whose offering would require registration under the Securities Act but not so properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not reasonably practicable to distribute certain property. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under the U.S. securities laws any offering of ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depository does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

If we are a passive foreign investment company, you may experience adverse tax consequences.

We do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current taxable year or any future year. The PFIC determination, however, depends on the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose, and these rules are uncertain in some respects. In addition, the market value of our assets may be determined in large part by the market price of our ADSs or ordinary shares, which is likely to fluctuate after the public offering, and the composition of our company’s income and assets will be affected by how, and how quickly, we spend the cash we raise in the public offering. Accordingly, there can be no assurance that we will not be a PFIC for the current taxable year or in any future taxable year.

If we are treated as a PFIC for any taxable year, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. See “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company.”

You may have difficulty enforcing judgments obtained against us.

We are a company incorporated under the laws of the British Virgin Islands, and substantially all of our assets are located outside the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the British Virgin Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Industry” and “Our Business” in this prospectus. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You should not place undue reliance on these forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “project,” “potential,” “should,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	the trends, risks, challenges and uncertainties in the automotive industry and commercial vehicle wheel industry and for our business generally;

•	our beliefs regarding our strengths and strategies;

•	our current expansion strategy;

•	market acceptance of our products;

•	our ability to develop and successfully market new products, including aluminum wheel products;

•	our ability to stay abreast of market trends and technological advances;

•	competition in the commercial vehicle wheel industry;

•	our ability to maintain strong working relationships with our distributors and OEM customers;

•	our ability to comply with all relevant environmental, health and safety laws and regulations;

•	our planned use of proceeds;

•	our future prospects, business development, financial condition and results of operations;

•	PRC governmental policies and regulations relating to the automotive industry and commercial vehicle wheel industry;

•	fluctuations in general economic and business conditions in the PRC and international markets; and

•	other matters described in this prospectus that are not historical facts.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events, unless we are required by applicable securities laws and rules to do so. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, of approximately US$             million, assuming an initial public offering price of US$             per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds received by us from this offering by US$             million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of ADSs by the selling shareholders.

We intend to use the net proceeds we receive from this offering for the following purposes:

•

approximately US$             million for the expansion of our steel wheel manufacturing facilities in the PRC and the establishment of a new steel wheel manufacturing facility in India, as well as the establishment of a new aluminum wheel manufacturing facility in the PRC;

•

approximately US$             million for the expansion and enhancement of our research and development activities in order to further broaden our product offerings, including expanding our research and development centers in the PRC and collaborating with leading industry experts, as well as recruiting additional trained personnel;

•

approximately US$             million for the expansion and strengthening of our PRC aftermarket distribution network and increasing the size of our sales and marketing team and the level of our promotional activities in the PRC, with a particular focus on increasing penetration of medium- and small-sized cities and rural areas;

•

approximately US$             million for the expansion of our international sales in India, select countries in Southeast Asia and the Middle East, North America, Europe and possibly other markets, including through increasing our sales and marketing activities internationally, expanding our network of distributors and potentially entering into strategic acquisitions or other partnerships to increase our penetration of those markets; and

•	the remaining portion for working capital and general corporate purposes.

The foregoing use and allocation of our net proceeds from this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure may vary depending on the amount of cash generated by our operations, competitive developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility and discretion to apply the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. However, as we cannot predict what future events or other changes in the business climate will occur, we are unable to determine at this time any different use and allocation of our net proceeds more specifically. Pending their use, we intend to place our net proceeds in short-term bank deposits. See “Risk Factors,” “Special Notes Regarding Forward-Looking Statements” and elsewhere in this prospectus for known and unknown risks, uncertainties and other factors which may affect our industry and our business and in turn affect our intended use of proceeds.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we receive from this offering to make loans or additional capital contributions to our PRC operating subsidiaries.”

DIVIDEND POLICY

Since our inception, we have not declared or paid any dividends on our ordinary shares. We currently intend to retain future earnings, if any, to finance operations and to expand our business.

Subject to the approval of our shareholders, our board of directors has complete discretion on whether to pay dividends, after considering our operations, earnings, cash flows, capital requirements and surplus, general financial condition, contractual restrictions, regulatory limitations on our PRC and other subsidiaries’ ability to distribute dividends to us and other factors that the board of directors may deem relevant. Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

We are a holding company established in the British Virgin Islands, and our ability to pay dividends to our shareholders depends upon dividends that we receive from our subsidiaries. See “Risk Factors—Risks Relating to Doing Business in the PRC—We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement (including the fees and expenses payable thereunder), to the same extent as the holders of our ordinary shares. Cash dividends will be paid to the depositary in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical. See “Description of American Depositary Shares—Dividends and Other Distributions.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2010:

•	on an actual basis; and

•

on an as adjusted basis to reflect the issuance and sale of              ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

As of the date of this prospectus, there has been no material change to our capitalization as set forth below. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2010
	Actual		As Adjusted
	RMB	US$	RMB	US$
	(in thousands)
Non-current bank borrowings(1)	238,500	36,136
Shareholders’ equity:
Share capital, par value US$0.0001 per share, 160,000,000 shares issued and outstanding and shares issued and outstanding on an as adjusted basis	106	16
Additional paid-in capital	234	34
Capital reserve	546,155	82,751
PRC statutory reserve	55,719	8,443
Retained profits	454,415	68,851

Total shareholders’ equity	1,056,629	160,095

Total capitalization(2)	1,295,129	196,231

(1)	Of our non-current bank borrowings as of December 31, 2010, RMB19.5 million (US$3.0 million) were secured by pledges of our assets and RMB219.0 million (US$33.1 million) were guaranteed by some of our subsidiaries.
(2)	Total capitalization includes non-current bank borrowings and total shareholders’ equity.

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of the underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$             million.

DILUTION

If you invest in our ADSs, your investment will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2010 was approximately RMB1,039.6 million (US$157.5 million), or RMB6.5 (US$1.0) per ordinary share and US$             per ADS. Net tangible book value represents the amount of our total assets minus the amount of our total liabilities and intangible assets. Dilution is determined by subtracting net tangible book value per ordinary share, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after December 31, 2010, other than to give effect to our sale of the ADSs offered in this offering, at the assumed initial public offering price of US$             per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of December 31, 2010 would have increased to US$             million or US$             per ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS to investors purchasing ADSs in this offering. The following table illustrates such per ordinary share dilution:

Estimated initial public offering price per ordinary share	US$
Net tangible book value per ordinary share as of December 31, 2010	US$	1.0
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$             million, or by US$             per ordinary share and US$             per ADS, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes the number of ordinary shares purchased from us as of December 31, 2010, the total consideration paid to us and the average price per ordinary share/ADS paid by existing investors and by new investors purchasing ordinary shares evidenced by ADSs in this offering at the assumed initial public offering price of US$             per ADS, after giving effect to underwriting discounts and commissions and estimated offering expenses payable by us.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$             million, US$             million and US$            , respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased			Total Consideration				Average Price per Ordinary Share		Average Price per ADS
	Number	Percent		Amount		Percent
Existing shareholders	160,000,000		%	US$	84,498,613		%	US$	0.53	US$
New investors				US$				US$		US$

Total		100.0%		US$		100.0%

EXCHANGE RATE INFORMATION

The People’s Bank of China, or the PBOC, sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the markets during the prior day. The PBOC also takes into account other factors such as the general conditions existing in the international foreign exchange market. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to that of the U.S. dollar, to allow the value of the Renminbi to fluctuate within a narrow and managed band based on market supply and demand and by reference to a basket of currencies. This change in policy has resulted in a significant appreciation of the Renminbi against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. Although the PRC governmental policies have been introduced in recent years to reduce restrictions on the convertibility of the Renminbi into foreign currency for current account items, conversion of the Renminbi into foreign currency for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration of Foreign Exchange and other relevant authorities.

Our business is primarily conducted in the PRC, and we expect that most of our revenue will be denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts in this prospectus were made at the rate of RMB6.6000 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2010.

The following table sets forth exchange rate information for the periods indicated:

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8305	6.6000
2010
October	6.6707	6.6678	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5843	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April (through April 15)	6.5317	6.5382	6.5477	6.5310

Source:For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or the Renminbi, as the case may be, at any particular rate or at all.

ENFORCEABILITY OF CIVIL LIABILITIES

Substantially all of our assets are located in the PRC. Most of our directors and officers are nationals or residents of jurisdictions other than the United States, and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States. We have appointed Law Debenture Corporate Services Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been advised by Walkers, our counsel as to British Virgin Islands law, that there is uncertainty as to whether the courts of the British Virgin Islands would entertain original actions brought in the British Virgin Islands against us predicated upon the securities laws of the United States or any state in the United States. Walkers has further advised us that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised by Walkers that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable, other than a sum payable in respect of a claim by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages, and which was neither obtained in a waiver nor is of a kind the enforcement of which is contrary to natural justice or the public policy of the British Virgin Islands, may be the subject of an action on a debt in the court of British Virgin Islands under common law.

We have been advised by Jingtian & Gongcheng, our counsel as to PRC law, that there is uncertainty as to whether the courts of the PRC would entertain original actions brought in the PRC against us predicated upon the securities laws of the United States or any state in the United States. Jingtian & Gongcheng has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Under the PRC Civil Procedures Law, courts in the PRC may recognize and enforce foreign judgments based either on treaties between China and the country where the judgment is rendered or on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of a foreign judgment in the PRC may be resolved through diplomatic channels. The PRC does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the British Virgin Islands. As a result, it is generally difficult to recognize and enforce in the PRC a judgment rendered by a court in either of these two jurisdictions.

OUR CORPORATE STRUCTURE AND HISTORY

Our Corporate Structure

The following diagram illustrates our shareholding and corporate structure immediately after the completion of this offering (assuming no exercise of the over-allotment option):

(1)	Newrace Limited is wholly-owned by Ms. Laifan Chu. Pursuant to a share purchase option agreement dated October 25, 2010 between Ms. Chu and Mr. Jianhui Lai, our founder, chairman and chief executive officer, Mr. Lai has an option to purchase any or all of the shares of Newrace Limited from Ms. Chu during the period from January 1, 2009 to December 31, 2013 at an agreed exercise price. Mr. Lai has undertaken not to exercise this option until the expiration of the six-month period following the date of this prospectus. See “—Our History” below.

In addition, Newrace Limited has agreed to grant certain restricted ordinary shares in our company which it beneficially owns to Mr. Yifan Li, our chief financial officer, in consideration of his service to us. See “Principal and Selling Shareholders” and “Related Party Transactions—Restricted Shares Granted to Mr. Yifan Li by Newrace Limited.”

Our History

History of Our Predecessor, Zhengxing Wheel, and its Subsidiaries

Our business commenced in 2003 with the incorporation of our predecessor, Zhengxing Wheel (initially named Fujian Zhengxing Wheel Co., Ltd.) under the laws of the PRC, which was then 80.0% owned by Mr. Jianhui Lai, our founder, chairman and chief executive officer, 5.0% owned by Mrs. Lizhu Lai (Mr. Jianhui Lai’s spouse), 5.0% owned by Mr. Deshun Lai (Mr. Jianhui Lai’s brother), 5.0% owned by Mr. Dexiong Lai (Mr. Jianhui Lai’s brother) and 5.0% owned by Mr. Jianping Lai (Mr. Jianhui Lai’s brother). Mr. Jianhui Lai and the other four founders subsequently made additional capital contributions to Zhengxing Wheel in 2003, 2005 and 2006, which ultimately increased Mr. Jianhui Lai’s shareholding in Zhengxing Wheel to 89.3% with the other four founders owning the remaining equity interest.

In July 2004, Zhengxing Group Benxi Wheel Co., Ltd., or Zhengxing Benxi Wheel, was established under the laws of the PRC by Zhengxing Wheel (which owned 90.0% of its equity interest) and Mrs. Lizhu Lai (who owned 10.0% of its equity interest). In March 2008, Mrs. Lai sold her 10.0% equity interest in Zhengxing Benxi Wheel to Zhengxing Wheel, and Zhengxing Benxi Wheel became a wholly-owned subsidiary of Zhengxing Wheel. Zhengxing Benxi Wheel owns our manufacturing facilities in Benxi, Liaoning Province.

In July 2004, Zhengxing Group Chengdu Wheel Co., Ltd., or Zhengxing Chengdu Wheel, was established under the laws of the PRC by Zhengxing Wheel (which owned 60.0% of its equity interest) and Mrs. Lizhu Lai (who owned 40.0% of its equity interest). In March 2008, Mrs. Lai sold her 40.0% equity interest in Zhengxing Chengdu Wheel to Zhengxing Wheel, and Zhengxing Chengdu Wheel became a wholly-owned subsidiary of Zhengxing Wheel. Zhengxing Chengdu Wheel owns our manufacturing facilities in Chengdu, Sichuan Province, which we established through an asset purchase from Sichuan Xinbao Wheel Co., Ltd. in July 2004.

In January 2005, Zhengxing Group Langfang Wheel Co., Ltd., or Zhengxing Langfang Wheel, was established under the laws of the PRC by Zhengxing Wheel (which owned 90.0% of its equity interest) and Mrs. Lizhu Lai (who owned 10.0% of its equity interest). In March 2008, Mrs. Lai sold her 10.0% equity interest in Zhengxing Langfang Wheel to Zhengxing Wheel, and Zhengxing Langfang Wheel became a wholly-owned subsidiary of Zhengxing Wheel. Zhengxing Langfang Wheel owns our manufacturing facilities in Langfang, Hebei Province.

In June 2005, Zhengxing Group Hefei Wheel Co., Ltd., or Zhengxing Hefei Wheel, was established under the laws of the PRC by Zhengxing Wheel (which owned 90.0% of its equity interest) and Mrs. Lizhu Lai (who owned 10.0% of its equity interest). In March 2008, Mrs. Lai sold her 10.0% equity interest in Zhengxing Hefei Wheel to Zhengxing Wheel, and Zhengxing Hefei Wheel became a wholly-owned subsidiary of Zhengxing Wheel. Zhengxing Hefei Wheel owns our manufacturing facilities in Hefei, Anhui Province.

Mrs. Lizhu Lai initially held interests in each of the above-mentioned PRC subsidiaries as a minority shareholder due to certain PRC laws and regulations then in effect, which required that a PRC limited liability company must have more than one shareholder. She subsequently sold her minority interests in March 2008 to facilitate the acquisition of Zhengxing Wheel as described below.

In addition, we established Hua’an Zhengxing Wheel Co., Ltd. in November 2010 which is expected to own our planned aluminum wheel manufacturing facility upon its completion.

Our Company and Our Hong Kong Subsidiary

We, China Zenix Auto International Limited, are a British Virgin Islands holding company incorporated on July 11, 2008, with an authorized share capital of US$50,000 consisting of 50,000 ordinary shares with a par value of US$1.00 per share, by Newrace Limited and Richburg Holdings Limited, each incorporated under the laws of the British Virgins Islands. Pursuant to a share subscription and shareholders agreement dated August 10, 2008, as amended on August 12, 2008, we issued 45,000 and 5,000 ordinary shares, par value US$1.00 per share, to Newrace Limited and Richburg Holdings Limited, respectively. We were initially named Richwheel Limited, and, in preparation for this offering, we changed our name to China Zenix Auto International Limited on November 3, 2010. We also effected a change to our authorized and issued share capital and a repurchase of our issued and outstanding shares on February 21, 2011 as further described in “Description of Share Capital.”

On September 26, 2008, we established a wholly-owned subsidiary, China Wheel Limited, under the laws of Hong Kong. China Wheel Limited is an intermediate holding company with no operations of its own. The dividends it receives from the subsidiaries in the PRC are subject to a PRC withholding tax of 10.0%, to the extent it is considered a non-PRC resident enterprise under the new EIT Law and its implementing rules, or 5.0%, to the extent the tax treaty between Hong Kong and the PRC is applicable. There is uncertainty as to the application of the new EIT Law and its implementing rules. As of the date of this prospectus, no dividend has been distributed by our PRC subsidiaries to China Wheel Limited. See “Risk Factors—Risk Relating to Doing Business in the PRC—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax.”

Acquisition of Zhengxing Wheel by Us

On December 29, 2008, we, through China Wheel Limited, completed the acquisition of the entire equity interest of Zhengxing Wheel from its shareholders, including Mr. Jianhui Lai, with a cash consideration in the aggregate amount of RMB140.0 million (US$20.5 million) as well as the grant of an option to Mr. Jianhui Lai described in the following paragraph. As a result of this acquisition, Zhengxing Wheel, together with its wholly-owned subsidiaries, Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, became our indirect wholly-owned subsidiaries. We currently conduct substantially all of our business through these PRC subsidiaries. This acquisition was approved by the relevant PRC government authorities on December 29, 2008.

In connection with our acquisition of Zhengxing Wheel, Ms. Laifan Chu, who is the sole shareholder of Newrace Limited and an independent third party from Mr. Jianhui Lai and us prior to this acquisition, entered into a memorandum of understanding with Mr. Jianhui Lai on November 1, 2008, under which the parties agreed that Mr. Lai has an option to purchase any or all of the shares of Newrace Limited from Ms. Chu at a price to be agreed by the parties. On November 26, 2008, Ms. Chu and Mr. Lai orally agreed on the specific terms of Mr. Lai’s option to purchase any or all of the shares of Newrace Limited, including the exercise price and that such option would take effect from January 1, 2009. On October 25, 2010, Ms. Chu and Mr. Lai entered into a share purchase option agreement which reiterated and finalized the terms of, and superseded, the prior memorandum of understanding and oral agreement between Ms. Chu and Mr. Lai. Pursuant to, and subject to the terms of, this share purchase option agreement, Mr. Lai has an option to purchase any or all of the share capital of Newrace Limited, consisting of 50,000 ordinary shares, par value US$1.00 per share, from Ms. Chu during the period from January 1, 2009 to December 31, 2013 at a price of US$400.0 per ordinary share, which price increases by 10.0% annually, calculated on a daily basis starting from January 1, 2009, until this option is exercised or lapses. Mr. Lai has undertaken not to exercise this option until the expiration of the six-month period following the date of this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of comprehensive income data for the period from January 1, 2008 to December 28, 2008 (predecessor), the period from July 11, 2008 to December 31, 2008 (successor), the year ended December 31, 2009 (successor) and the year ended December 31, 2010 (successor), and the selected consolidated statements of financial position data as of December 28, 2008 (predecessor), December 31, 2008 (successor), December 31, 2009 (successor) and December 31, 2010 (successor) have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of comprehensive income data for the year ended December 31, 2007 (predecessor) and the selected consolidated statements of financial position data as of December 31, 2007 (predecessor) have been derived from our audited consolidated financial statements not included in this prospectus. Our audited consolidated financial statements are prepared in accordance with IFRS and have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm. We have not included financial information for the year ended and as of December 31, 2006 (predecessor), as such information is not available on a basis that is consistent with the consolidated financial information for periods presented below, and cannot be provided on a IFRS basis without unreasonable effort or expense.

China Zenix was incorporated on July 11, 2008 and completed the acquisition of Zhengxing Wheel through its wholly-owned subsidiary, China Wheel Limited, on December 29, 2008. Zhengxing Wheel is considered to be the predecessor of our company as our company and China Wheel Limited had no significant operations prior to succeeding to the business of Zhengxing Wheel on December 29, 2008.

You should read the selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared and presented in accordance with IFRS. Our historical results are not necessarily indicative of our results expected for any future periods.

	Zhengxing Wheel (Predecessor)		China Zenix (Successor)
	Year Ended December 31,	The Period From January 1 to December 28,	The Period From July 11 to December 31,	Year Ended December 31,
	2007	2008	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except per share data)
Selected Consolidated Statements of Comprehensive Income Data:
Revenue	1,326,276	1,835,037	6,796	2,139,229	3,199,804		484,819
Cost of sales	(1,073,410)	(1,464,738)	(6,457)	(1,635,260)	(2,387,782)		(361,785)

Gross profit	252,866	370,299	339	503,969	812,022		123,034
Other operating income	4,302	5,641	—	8,248	6,110		926
Net exchange loss	(2,987)	(4,092)	(8)	(154)	(2,614)		(396)
Selling and distribution costs	(87,107)	(103,053)	(406)	(133,176)	(197,635)		(29,945)
Research and development expenses	(13,480)	(18,320)	(78)	(27,136)	(44,698)		(6,772)
Administrative expenses	(45,815)	(58,502)	(488)	(69,591)	(99,432)		(15,066)
Finance costs	(25,974)	(32,859)	(386)	(53,999)	(57,928)		(8,777)

Profit (loss) before taxation	81,805	159,114	(1,027)	228,161	415,825		63,004
Income tax (expense) credit	(19,361)	(26,105)	6	(44,776)	(88,055)		(13,342)

Profit (loss) and total comprehensive income (expense) for the period/year	62,444	133,009	(1,021)	183,385	327,770		49,662

Profit (loss) and total comprehensive income (expense) attributable to:
Owners of the Predecessor/Successor	58,744	132,210	(1,021)	183,385	327,770		49,662
Non-controlling interests	3,700	799	—	—	—		—

	62,444	133,009	(1,021)	183,385	327,770		49,662

(Loss) earnings per share
Basic			RMB(0.01)	RMB1.15	RMB2.05	US$	0.31
Diluted			RMB(0.01)	RMB1.15	RMB2.05	US$	0.31

	Zhengxing Wheel (Predecessor)		China Zenix (Successor)
	As of December 31,	As of December 28,	As of December 31,
	2007	2008	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Financial Position Data:
ASSETS
Current assets
Inventories	272,458	355,779	366,381	464,881	493,381	74,755
Trade and other receivables and prepayments	517,622	366,363	352,165	623,588	766,432	116,126
Prepaid lease payments	4,026	4,061	5,666	6,165	6,080	921
Taxation recoverable	4,166	17,830	17,830	—	—	—
Pledged bank deposits	67,179	49,200	90,800	74,740	71,433	10,823
Bank balances and cash	96,556	98,403	96,793	134,782	318,020	48,185

Total current assets	962,007	891,636	929,635	1,304,156	1,655,346	250,810

Non-current assets
Property, plant and equipment	622,948	790,709	815,130	970,608	1,198,652	181,614
Prepaid lease payments	180,217	177,978	257,710	276,380	266,875	40,436
Deposit paid for acquisition of prepaid lease payments	—	—	—	—	20,000	3,030
Deposits paid for acquisition of property, plant and equipment	29,309	20,195	20,195	—	2,503	379
Deferred tax assets	1,014	2,088	2,088	4,020	3,974	602
Intangible assets	—	—	17,000	17,000	17,000	2,576

Total non-current assets	833,488	990,970	1,112,123	1,268,008	1,509,004	228,637

Total assets	1,795,495	1,882,606	2,041,758	2,572,164	3,164,350	479,447

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	621,355	559,489	562,092	814,443	960,907	145,592
Amounts due to related parties	437,370	241,370	381,370	81,370	—	—
Taxation payable	1,635	—	—	13,802	24,234	3,672
Bank borrowings	389,500	538,000	551,000	608,000	813,500	123,258

Total current liabilities	1,449,860	1,338,859	1,494,462	1,517,615	1,798,641	272,522

Non-current liabilities
Bank borrowings	20,000	120,000	120,000	292,000	238,500	36,136
Deferred income	—	—	—	14,071	13,275	2,011
Deferred tax liabilities	—	—	33,208	39,401	57,305	8,683

Total non-current liabilities	20,000	120,000	153,208	345,472	309,080	46,830

Total liabilities	1,469,860	1,458,859	1,647,670	1,863,087	2,107,721	319,352

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 160,000,000 issued and outstanding as of December 31, 2008, 2009 and 2010)	—	—	106	106	106	16
Registered and/or paid in capital	131,000	131,000	234	234	234	34
Reserves	156,097	292,747	393,748	708,737	1,056,289	160,045

Total equity attributable to owners of the Predecessor/Successor	287,097	423,747	394,088	709,077	1,056,629	160,095
Non-controlling interests	38,538	—	—	—	—	—

Total equity	325,635	423,747	394,088	709,077	1,056,629	160,095

Total equity and liabilities	1,795,495	1,882,606	2,041,758	2,572,164	3,164,350	479,447

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Selected Consolidated Financial Data” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

China Zenix was incorporated on July 11, 2008 and completed the acquisition of Zhengxing Wheel, through its wholly-owned subsidiary, China Wheel Limited, on December 29, 2008. China Zenix and China Wheel Limited did not have any significant operations for the period from July 11, 2008 to December 31, 2008. When discussing our financial condition and results of operations for 2008, 2009 and 2010 in this section and elsewhere in this prospectus, unless otherwise indicated, we are referring to the financial condition and results of operations of Zhengxing Wheel, our predecessor entity, for the period from January 1, 2008 to December 28, 2008, and the financial condition and results of operations of China Zenix for the years ended December 31, 2009 and 2010, respectively.

Overview

We are the largest commercial vehicle wheel manufacturer in the PRC in both the aftermarket and OEM market in terms of sales volume, according to the Frost & Sullivan Report. We continuously increased our leading market share from approximately 12.3% in 2007 to 16.6% in 2009, which was approximately 70.0% larger than that of the second largest commercial vehicle wheel manufacturer in the PRC in 2009. We believe that our products enjoy premium brand recognition in the industry, especially among end-users. We also export our products to more than 30 countries worldwide.

We design, manufacture and sell high quality steel wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial vehicle wheel industry. We currently offer more than 230 series of tubed steel wheels, tubeless steel wheels and off-road steel wheels. Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network which is the most extensive distribution network among commercial vehicle wheel manufacturers in the PRC, according to the Frost & Sullivan Report. As of December 31, 2010, our distribution network consisted of more than 4,600 distributors, including 23 tier-one distributors, 2,143 exclusive tier-two distributors and 2,492 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 70 automotive manufacturers in the PRC as of December 31, 2010, including the group members of a number of large PRC commercial vehicle manufacturers. In international markets, we sold our products to more than 70 distributors in the aftermarket and directly to six OEMs as of December 31, 2010, including Tata Motors of India, Tokyo Sharin of Japan and Mahindra of India. India is currently our largest international market, with Tata Motors being our largest customer worldwide in 2008 and 2010 and second largest customer worldwide in 2009.

In 2008, 2009 and 2010, we had revenue of RMB1,835.0 million, RMB2,139.2 million and RMB3,199.8 million (US$484.8 million), respectively, representing an increase of 16.6% from 2008 to 2009 and an increase of 49.6% from 2009 to 2010. In 2008, 2009 and 2010, we had profit of RMB133.0 million, RMB183.4 million and RMB327.8 million (US$49.7 million), respectively, representing an increase of 37.9% from 2008 to 2009 and an increase of 78.7% from 2009 to 2010.

Factors Affecting Our Results of Operations

We believe that the most significant factors affecting our financial condition and results of operations are:

General Economic Conditions and Growth of the Automotive Market in the PRC and Worldwide

Our financial condition and results of operations have been, and we expect them to continue to be, dependent to a significant extent on general economic conditions and growth of the automotive market in the PRC and in other countries where our products are sold, such as India which currently is our largest international market. We sell steel wheels both through a network of distributors to aftermarket end-users as replacements for worn out or lower quality wheels, as well as to OEMs for use on their commercial vehicles. The actual demand from both aftermarket end-users and OEMs customers depends on the overall demand for and usage of commercial vehicles, which in turn depends on a number of factors including overall economic conditions, vehicle sales and availability and quality of transportation networks in the markets where we sell and distribute our products.

In the PRC, as the economy continues to develop, domestic commercial vehicle sales have increased significantly in recent years, which partially drove the domestic sales of our products. The growth of the PRC automotive market may not remain at this level in the future and, as a result, the increase in our domestic sales may slow down. Outside the PRC, our international sales were affected by the recent global financial crisis which began in the second half of 2008, as some of the countries to which we export our products experienced an economic slowdown and the demand in the international automotive market reduced significantly during such global financial crisis. In addition, implementation, renewal, change or cancellation of any government policies, such as economic stimulus or tightening measures or currency controls, in the PRC or in any of the international markets where our products are sold, may significantly affect our future business.

If the demand for our steel wheels declines as a result of changes of economic conditions in the automotive industry or does not grow at the pace we anticipate, our business, financial condition, results of operations and prospects could be harmed.

Competition and Prices of Our Products

According to the Frost & Sullivan Report, the five largest manufacturers of commercial vehicle wheels accounted for approximately 43.5% of the PRC market in 2009 in terms of sales volume, during which year we had the leading market share in terms of sales volume of approximately 16.6%. The key competitive factors in the aftermarket are product quality, product diversification, brand reputation, technology and ability to develop new products, delivery timeliness, after-sales service and customer relationships. In the OEM market, the same factors apply, except that OEMs are relatively more concerned with production scale rather than product diversification or brand reputation. The prices of our products are based on a variety of factors, including supply and demand conditions for our products in the market, product quality and the terms of our arrangements with customers. We believe that as a result of our large market share, premium brand recognition and high product quality, we have been able to charge a premium for our products. Also, as wheels generally extend the useful lives of tires, which are usually more expensive than wheels, we believe that wheels are typically less subject to downward price pressure by end-users and end-users are usually willing to pay higher prices for high-quality wheels, like ours, thus strengthening our ability to set the prices of our products. The Frost & Sullivan Report predicts that prices of wheels in the PRC OEM market will increase from 2009 to 2015. However, if through larger production scale, superior product quality, better technology or other factors, a competitor gains the pricing power that we currently enjoy, our prices and sales volume would be adversely affected. In addition, the average selling prices of our products in the aftermarket tend to be slightly higher than that for the OEM market, both in the PRC and internationally.

In our international markets, our prices are usually set by reference to the prevailing market prices in each jurisdiction where we sell our products, as well as the factors affecting pricing listed above. Our pricing outside the PRC is also affected by such factors as foreign exchange rates and government regulations such as import and export taxes.

Cost and Availability of Steel

Our principal raw material is steel which accounts for substantially all of our total raw material requirements. We purchase steel from a limited number of selected reputable suppliers in the PRC. We generally enter into framework agreements with our steel suppliers which typically set a purchase amount, pursuant to which we place orders from time to time. These agreements are renewed every year upon mutual agreement unless terminated by the parties. The actual purchase price and amount of steel vary from order to order. Prices of steel are subject to fluctuation depending on supply and demand in the market, and we generally are able to purchase steel at prices slightly lower than the prevailing market prices because of our large volume of purchases.

It is crucial to our business that we obtain from our suppliers sufficient quantities of steel meeting our specifications in a timely manner and at competitive prices for our production. We have long-term relationships with most of our steel suppliers, and to date, have not experienced any shortage of steel for our production. If one or more of our principal steel suppliers fails to meet our purchase orders, we believe that we can obtain steel from alternative suppliers, but we may experience a delay in deliveries in that case, which could adversely affect our production. Moreover, fluctuations in the prices of steel and our ability to pass on any increase in raw material costs to our customers will affect our cost of sales and our gross profit margins. Because of our leading market position and the strong demand for our products, we generally are able to set the prices of our products at a premium and pass on any significant increases in our raw material costs to our customers. In addition, we generally reduce the selling prices of our products when there are significant decreases in our raw material costs.

In the past few years, fluctuation in the price of steel has affected the prices of our products. The average selling prices of our products decreased in 2009 compared to 2008, mainly due to a decrease in prices of steel in the market from 2008 to 2009. Conversely, average selling prices increased slightly in 2010 compared to 2009, mainly due to an increase in prices of steel from 2009 to 2010 which was partially offset by changes in our product mix.

Product Research and Development and Product Mix

Our success depends significantly on our ability to stay at the forefront of new product development and production technology in the commercial vehicle wheel industry in the PRC and internationally. Accordingly, we are committed to the research and development of new models of wheels, as well as ongoing enhancements in existing product quality and production technology. See “Our Business—Research and Development” for more details on our research and development efforts. Nevertheless, we cannot be certain that our research and development activities will be successful or that our product mix will continue to be competitive in the commercial vehicle wheel market, particularly as we expand into other types of products such as aluminum wheels for which we are conducting research and development.

In addition, our revenue is to a certain extent affected by our product mix as different products have different profitability. We generally adjust our product mix in favor of more profitable products. For example, we have allocated more weight to tubeless steel wheels in our product mix in recent years, as tubeless steel wheels generally have higher gross profit margin than tubed steel wheels. If the profitability of different wheel products change and we fail to reflect such changes in our product mix, our revenue may be adversely affected.

Our International Sales and International Expansion Plans

As discussed above, international sales as a percentage of our revenue have been, and are expected to continue to be, affected by the conditions of the global economy and the automotive industry. Therefore, the rate of our international sales can be unstable, as demonstrated by the effects of the global financial crisis that began in the second half of 2008 and significantly affected our international sales. Furthermore, our international sales generally have a lower gross profit margin compared to our sales in the PRC primarily due to lower product prices in our international markets and a higher proportion of our international sales being tubed steel wheels, instead of tubeless steel wheels for which we have a higher gross profit margin. Nevertheless, as we plan to expand in select international markets, we expect international sales as a percentage of our revenue to increase in the foreseeable future.

As a result, our operations and financial performance are affected by the social, economic, political and regulatory conditions in the countries where we may operate or where our products may be sold in the future. Furthermore, regulations and policies affecting trade and bilateral relations between the PRC and the countries and regions to which we export our products can adversely affect our international sales in those countries and regions.

When exporting to international markets, we may be subject to import taxes, duties or other barriers to free trade. For example, steel wheels manufactured in the PRC and sold in India, including our products, are subject to anti-dumping duties which the Indian government imposed on Indian importers in 2007. The anti-dumping duties currently applicable to our products are 14,710 Indian Rupees (US$328.35 at a rate of 44.80 Indian Rupees to US$1.00, which is the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2010) per ton, and some of our competitors’ products are subject an anti-dumping duties of 16,970 Indian Rupees (US$378.79) per ton. Although we do not believe that we have engaged in anti-competitive behavior and have been challenging the imposition of these anti-dumping duties, we cannot be certain whether similar duties, taxes or other charges will be imposed against us in the future and to what extent such duties, taxes or other charges, or other regulatory changes in the international markets where we sell our products will adversely affect our business.

Therefore, we cannot assure you that we will be able to maintain or increase our revenue derived from international sales or that we will be able to benefit from our international expansion plans.

Components of Results of Operations

Revenue

Our revenue is primarily derived from sales of steel wheels, including tubed, tubeless and off-road steel wheels, for use in commercial vehicles. We sell our products to (i) tier-one distributors in the PRC who then resell our products to end-users in the PRC aftermarket through tier-two distributors, (ii) OEMs in the PRC and (iii) international distributors and OEMs. We categorize our business into the following three operating segments based on these sales channels: (i) PRC aftermarket sales, (ii) PRC OEM sales, and (iii) international sales. Our revenue represents the consideration received or receivable for our goods sold, net of discounts, sales related taxes and sales rebates. We recognize revenue when our products are delivered to locations designated by our customers, inspected by our customers to their satisfaction and title has passed.

PRC aftermarket sales accounted for 39.2%, 46.8% and 41.3% of our revenue in 2008, 2009 and 2010, respectively. PRC OEM sales accounted for 32.4%, 37.8% and 42.0%, respectively, of our revenue for the same periods. International sales accounted for 28.4%, 15.4% and 16.7%, respectively, of our revenue for the same periods. PRC aftermarket sales as a percentage of our revenue increased from 39.2% in 2008 to 46.8% in 2009 primarily due to our increasing focus on the PRC aftermarket as it is generally expected to grow at a faster rate than the PRC OEM market and prices of our products in the PRC aftermarket are typically higher than in the PRC OEM market. PRC aftermarket sales as a percentage of our revenue decreased to 41.3% in 2010 primarily due to an increase in demand in the PRC OEM market in 2010. PRC OEM sales as a percentage of our revenue increased from 32.4% in 2008 to 37.8% in 2009 and to 42.0% in 2010 primarily as a result of the economic recovery in the PRC in 2009 and 2010. Such recovery was mainly due to economic stimulus measures implemented by the PRC government during the period. We expect that PRC aftermarket sales as a percentage of our revenue will generally be at a similar level as PRC OEM sales, which we expect will remain relatively stable for the foreseeable future. International sales as a percentage of our revenue decreased from 28.4% in 2008 to 15.4% in 2009 and increased slightly to 16.7% in 2010 primarily as a result of the global financial crisis in the second half of 2008 and the gradual recovery of the global economy in 2010. We expect international sales as a percentage of our revenue to continue to be affected by the global economy.

Sales of tubed steel wheels accounted for 72.3%, 68.0% and 64.6% of our revenue in 2008, 2009 and 2010, respectively. Sales of tubeless steel wheels accounted for 24.9%, 27.5% and 31.0%, respectively, of our revenue for the same periods. We commenced sales of off-road steel wheels in 2008 which accounted for 0.1%, 1.5% and 1.9% of our revenue in 2008, 2009 and 2010, respectively. Sales of wheel components accounted for 2.7%, 3.0% and 2.5% of our revenue in 2008, 2009 and 2010, respectively. We expect sales of tubed steel wheels as a percentage of our revenue to continue to decrease and sales of tubeless steel wheels as a percentage of our revenue to continue to increase, primarily due to the overall market trend of the gradual replacement of tubed steel wheels by tubeless steel wheels.

The following table sets forth the breakdown of our revenue by sales channel/operating segment for the periods indicated:

	Zhengxing Wheel (Predecessor)		China Zenix (Successor)
	The Period From January 1 to December 28,		The Period From July 11 to December 31,		Year Ended December 31,
	2008		2008		2009		2010		2010
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
PRC aftermarket sales	718,627	39.2%	2,661	39.2%	1,000,757	46.8%	1,321,587	41.3%	200,240	41.3%
PRC OEM sales	594,630	32.4	2,202	32.4	808,621	37.8	1,342,318	42.0	203,382	42.0
International sales	521,780	28.4	1,933	28.4	329,851	15.4	535,899	16.7	81,197	16.7

Total	1,835,037	100.0%	6,796	100.0%	2,139,229	100.0%	3,199,804	100.0%	484,819	100.0%

The following table sets forth the breakdown of our revenue by category of product for the periods indicated:

	Zhengxing Wheel (Predecessor)		China Zenix (Successor)
	The Period From January 1 to December 28,		The Period From July 11 to December 31,		Year Ended December 31,
	2008		2008		2009		2010		2010
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Tubed steel wheels	1,327,415	72.3%	4,916	72.3%	1,454,177	68.0%	2,068,480	64.6%	313,406	64.6%
Tubeless steel wheels	456,061	24.9	1,689	24.9	589,021	27.5	990,412	31.0	150,063	31.0
Off-road steel wheels	1,182	0.1	4	0.1	31,599	1.5	61,177	1.9	9,269	1.9
Wheel components	50,379	2.7	187	2.7	64,432	3.0	79,735	2.5	12,081	2.5

Total	1,835,037	100.0%	6,796	100.0%	2,139,229	100.0%	3,199,804	100.0%	484,819	100.0%

Cost of Sales

Cost of sales primarily consists of (i) raw material costs, (ii) manufacturing overhead costs such as depreciation of property, plant and equipment used for production purposes, and utilities associated with the manufacturing of our products, and (iii) direct labor costs.

The following table sets forth the breakdown of our cost of sales by sales channel/operating segment for the periods indicated:

	Zhengxing Wheel (Predecessor)		China Zenix (Successor)
	The Period From January 1 to December 28,		The Period From July 11 to December 31,		Year Ended December 31,
	2008		2008		2009		2010		2010
	RMB	% of Cost of Sales	RMB	% of Cost of Sales	RMB	% of Cost of Sales	RMB	% of Cost of Sales	US$	% of Cost of Sales

PRC aftermarket sales	544,267	37.1%	2,397	37.1%	697,302	42.6%	893,495	37.4%	135,378	37.4%
PRC OEM sales	493,109	33.7	2,178	33.7	653,574	40.0	1,041,578	43.6	157,815	43.6
International sales	427,362	29.2	1,882	29.2	284,384	17.4	452,709	19.0	68,592	19.0

Total	1,464,738	100.0%	6,457	100.0%	1,635,260	100.0%	2,387,782	100.0%	361,785	100.0%

The following table sets forth the breakdown of our cost of sales for the periods indicated:

	Zhengxing Wheel (Predecessor)		China Zenix (Successor)
	The Period From January 1 to December 28,		The Period From July 11 to December 31,		Year Ended December 31,
	2008		2008		2009		2010		2010
	RMB	% of Cost of Sales	RMB	% of Cost of Sales	RMB	% of Cost of Sales	RMB	% of Cost of Sales	US$	% of Cost of Sales

Raw material costs	1,208,499	82.5%	5,336	82.6%	1,291,825	79.0%	1,819,474	76.2%	275,678	76.2%
Utilities	138,184	9.4	610	9.4	193,798	11.9	320,293	13.4	48,529	13.4
Depreciation	41,697	2.9	212	3.3	51,985	3.1	84,909	3.6	12,865	3.6
Direct labor costs	67,811	4.6	299	4.7	94,848	5.8	158,415	6.6	24,002	6.6
Taxes	8,547	0.6	—	—	2,804	0.2	4,691	0.2	711	0.2

Total	1,464,738	100.0%	6,457	100.0%	1,635,260	100.0%	2,387,782	100.0%	361,785	100.0%

We expect cost of sales to continue to increase, in line with our increase in production and sales. The increase in cost of sales is expected to be lower, however, than the increase in revenue for the foreseeable future, primarily due to (i) economies of scale achieved, (ii) our increasing percentage of sales from tubeless steel wheels, which typically have a higher gross profit margin than tubed steel wheels and (iii) the utilization and expansion of our strategically located manufacturing facilities which is expected to reduce our raw material transportation costs.

The following table sets forth our gross profit and gross profit margin by sales channel/operating segment for the periods indicated:

	Zhengxing Wheel (Predecessor)		China Zenix (Successor)
	The Period From January 1 to December 28,		The Period From July 11 to December 31,		Year Ended December 31,
	2008		2008		2009		2010		2010
	RMB	Gross Profit Margin (%)	RMB	Gross Profit Margin (%)	RMB	Gross Profit Margin (%)	RMB	Gross Profit Margin (%)	US$	Gross Profit Margin (%)
	(in thousands, except percentages)
PRC aftermarket sales	174,360	24.3%	264	9.9%	303,455	30.3%	428,092	32.4%	64,862	32.4%
PRC OEM sales	101,521	17.1	24	1.1	155,047	19.2	300,740	22.4	45,567	22.4
International sales	94,418	18.1	51	2.6	45,467	13.8	83,190	15.5	12,605	15.5

Total	370,299	20.2%	339	5.0%	503,969	23.6%	812,022	25.4%	123,034	25.4%

The following table sets forth our gross profit/(loss) and gross profit/(loss) margin by category of product for the periods indicated:

	Zhengxing Wheel (Predecessor)		China Zenix (Successor)
	The Period From January 1 to December 28,		The Period From July 11 to December 31,		Year Ended December 31,
	2008		2008		2009		2010		2010
	RMB	Gross Profit/ (Loss) Margin (%)	RMB	Gross Profit/ (Loss) Margin (%)	RMB	Gross Profit/ (Loss) Margin (%)	RMB	Gross Profit/ (Loss) Margin (%)	US$	Gross Profit/ (Loss) Margin (%)
	(in thousands, except percentages)
Tubed steel wheels	226,860	17.1%	205	4.2%	293,617	20.2%	454,013	21.9%	68,790	21.9%
Tubeless steel wheels	135,348	29.7	127	7.5	192,349	32.7	325,659	32.9	49,342	32.9
Off-road steel wheels	(142)	(12.0)	—	—	10,726	33.9	21,052	34.4	3,190	34.4
Wheel components	8,233	16.3	7	3.7	7,277	11.3	11,298	14.2	1,712	14.2

Total	370,299	20.2%	339	5.0%	503,969	23.6%	812,022	25.4%	123,034	25.4%

Other Operating Income

Other operating income primarily consists of (i) interest income, (ii) government grants and (iii) net gain from sales of scrap materials. Government grants primarily consist of grants, subsidies and similar incentives for which we apply and that we periodically receive from various PRC government authorities mainly in relation to our capital expenditures and research and development efforts. We do not receive government grants on a regular basis, and the amounts that we have received in the past have fluctuated. While we intend to continue to apply for government grants in the future, there can be no assurance that we will receive any such grants. Sales of scrap materials represent sales of scrap steel from our manufacturing process to third parties or recycling stations.

Net Exchange Losses

Net exchange losses represent losses arising from the translation of monetary assets and liabilities (primarily associated with trade receivables and cash balances from our international sales) denominated in foreign currencies, U.S. dollars and Euros, from such currencies to our functional currency, Renminbi.

Selling and Distribution Costs

Selling and distribution costs primarily consist of (i) transportation costs for delivery of our products, (ii) business promotion and advertising expenses in connection with our marketing efforts such as promotional campaigns and advertising on billboards, as well as subsidies for marketing and related expenses to our exclusive tier-two distributors in connection with our brand recognition enhancement efforts, in accordance with our agreements with them, and (iii) salaries, bonuses and related expenses for personnel engaged in sales and marketing. We incur significant transportation costs in connection with the delivery of our products to our customers in the PRC who are not located near our manufacturing facilities and to our customers outside the PRC. We usually deliver our finished products to customers in the PRC by truck or by train. We make international deliveries primarily by sea. Our export contracts are usually entered into on a Free On Board (FOB) basis, which means that we pay for shipping of the goods to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and shipping from the port of destination to the factory. On behalf of our customers, we engage a number of shipping agents to transport our finished products overseas. Our transportation costs were RMB72.6 million, RMB93.5 million and RMB137.3 million (US$20.8 million) in 2008, 2009 and 2010, respectively.

We expect our selling and distribution costs to continue to increase in the foreseeable future as our business grows and as we further enhance our sales and marketing efforts. However, as a percentage of revenue, we expect our selling and distribution costs to remain relatively stable in the foreseeable future.

Research and Development Expenses

Research and development expenses primarily consist of (i) purchases of supplies and materials used in our research and development projects, (ii) salaries, bonuses and related expenses for personnel engaged in research and development, (iii) amortization of low-value consumables used in our research and development projects and (iv) depreciation of property, plant and equipment used in connection with our research and development efforts.

We expect our research and development expenses to continue to increase in the foreseeable future as we continue to develop new and enhanced wheel products. We also expect our research and development expenses, as a percentage of revenue, to gradually increase in the foreseeable future.

Administrative Expenses

Administrative expenses primarily consist of (i) salaries, bonuses and related expenses for administrative personnel and management, (ii) listing expenses incurred in connection with this offering in 2010 but not attributable to the issuance of new shares (there were no such expenses in 2008 and 2009), (iii) depreciation of property, plant and equipment used for administrative purposes, (iv) other tax expenses such as land taxes and property taxes in connection with our manufacturing facilities and stamp duty in connection with the agreements we entered into, and (v) amortization of land use rights.

We expect our administrative expenses to continue to increase steadily in the foreseeable future as our business grows. However, as a percentage of revenue, we expect our administrative expenses to gradually decrease in the foreseeable future.

Finance Costs

Finance costs primarily consist of interest expense on bank borrowings.

Taxation

British Virgin Islands

We are incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, we are not subject to taxation on our income or capital gains. In addition, dividend payments made by us are not subject to withholding tax in the British Virgin Islands.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2008, 2009 and 2010. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

Peoples’ Republic of China

Our subsidiaries incorporated in the PRC are governed by applicable PRC income tax laws and regulations.

Prior to January 1, 2008, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory tax rate of 33.0%. The new EIT Law and the implementation rules issued by the State Council became effective as of January 1, 2008. The new EIT Law provides that all enterprises in the PRC, including foreign-invested companies, are subject to a uniform 25.0% enterprise income tax rate and all tax reduction or exemption as well as incentives previously provided to foreign-invested enterprises were to be cancelled. Accordingly, our PRC subsidiaries were subject to PRC enterprise income tax at a statutory rate of 25.0% after January 1, 2008, except for (i) Zhengxing Wheel, which was recognized as a “High and New Technology Enterprise” in 2008 and enjoyed a preferential income tax rate of 15.0% for 2008, 2009 and 2010, (ii) Zhengxing Langfang Wheel, which was recognized as a “High and New Technology Enterprise” in 2009 and enjoys a preferential income tax rate of 15.0% for 2009, 2010 and 2011, (iii) Zhengxing Hefei Wheel, which was recognized as a “High and New Technology Enterprise” in March 2011 and enjoys a preferential tax rate of 15.0% for 2010, 2011 and 2012. The preferential tax rate of 15.0% applies retrospectively for 2010, the effect of which has not been reflected in our income tax expense in 2010 in accordance with relevant accounting standards, and relevant adjustments will be made in our consolidated financial statements of 2011, and (iv) Zhengxing Chengdu Wheel, which was incorporated in the western region of the PRC in July 2004 and derived more than 70.0% of its total income from the business of state-encouraged industry, and enjoyed a preferential income tax rate of 15.0% from its inception in 2004 to 2010. These preferential income tax rates, however, are subject to periodic review and renewal by PRC authorities. For example, we would need to apply for the renewal of the status as a “High and New Technology Enterprise” for Zhengxing Wheel in the second quarter of 2011, and the preferential income tax rate treatment of Zhengxing Chengdu Wheel is subject to review by the relevant PRC tax authorities in 2011, in order for these entities to continue enjoying the preferential tax treatments upon the expiration of the relevant periods indicated above. See “Risk Factors—Risks Relating to Our Business and Industry—Our business benefits from certain PRC government tax incentives. Expiration of, or changes to, these incentives and PRC tax laws could have a material adverse effect on our operating results.”

The new EIT Law also provides that enterprises established outside the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and are generally subject to the uniform 25.0% enterprise income tax rate as to their worldwide income. Under the implementation rules for the new EIT Law issued by the State Council, “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Although all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the new EIT Law and the implementation rules issued by the State Council, PRC income tax at the rate of 10.0% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to PRC income tax at a rate of 10.0% if such gain is regarded as income derived from sources within the PRC. A lower income tax rate of 5.0% is applied if the “non-resident enterprises” are registered in Hong Kong or other jurisdiction that have a tax treaty arrangement with China. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

In addition, we also benefit from PRC tax policies designed to encourage exports. In the PRC, steel wheels are normally subject to a VAT of 17.0%, but we receive a full rebate of or exemption from the VAT for the steel wheels that we export. The value of these VAT exemptions and rebates amounted to approximately RMB90.7 million, RMB44.1 million and RMB94.7 million (US$14.3 million) in 2008, 2009 and 2010, respectively.

Equity-settled Share-based Compensation Expense

In December 2010, Newrace Limited granted to Mr. Yifan Li, our chief financial officer, restricted ordinary shares in our company in consideration of his service to us. Of these restricted shares, 35.0%, 25.0%, 20.0% and 20.0% will vest on the date this offering is completed, on December 31, 2011, on December 31, 2012 and on December 31, 2013, respectively, subject to Mr. Li’s continuous service with our company. If Mr. Li deceases or becomes disabled following the first anniversary of his employment, any unvested restricted shares will become fully vested at that time. We accounted for the share-based compensation expense for this grant of restricted shares by Newrace Limited based on the fair value of such shares on the grant date. We have not recorded any share-based compensation expense in connection with this grant because vesting of the restricted shares commences upon the completion of this offering. As a result, immediately upon completion of this offering, we expect to incur a non-cash share-based compensation expense. For a further description of these arrangements, see “Related Party Transactions—Restricted Shares Granted to Mr. Yifan Li by Newrace Limited.”

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, which requires us to make judgments, estimates and assumptions that affect: (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

We believe that any reasonable deviation from those judgments and estimates would not have a material impact on our financial condition or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of comprehensive income and corresponding statement of financial condition accounts would be necessary. These adjustments would be made in future financial statements.

When reading our financial statements, you should consider (i) our critical accounting policies; (ii) the judgment and other uncertainties affecting the application of such policies; and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements. We have not made any material changes in the methodology used in these accounting policies during the past three years.

Basis of Preparation

We have prepared our consolidated financial statements on the historical cost basis.

Business Combination

We account for acquisitions of subsidiaries and businesses using the acquisition method. We measure the consideration for each acquisition at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by us in exchange for control of the acquiree. We recognize acquisition-related costs in profit or loss as incurred.

We recognize the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3(2008) at their fair value at the acquisition date, except that:

•

we recognize and measure deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits, respectively;

•	we measure liabilities or equity instruments related to the replacement by us of an acquiree’s share-based payment awards in accordance with IFRS 2 Share-based Payment; and

•	we measure assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations in accordance with such standard.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period is the period from the date of acquisition to the date we obtain complete information about facts and circumstances that existed as of the acquisition date—and is subject to a maximum of one year.

Revenue Recognition

We measure revenue at the fair value of the consideration received or receivable and revenue represents amounts receivable for goods sold in the normal course of business, net of discounts, sales related taxes and sales rebates. We recognize revenue when goods are delivered to, and inspected to their satisfaction by, our customers, and title has passed, when it is probable that the economic benefits will flow to us, and when the revenue can be measured reliably and collectability is reasonably assured.

Our revenue is primarily derived from sales of steel wheels, including tubed, tubeless and off-road steel wheels, for use in commercial vehicles, to distributors and OEMs in and outside the PRC. For our PRC aftermarket sales, we sell only to tier-one distributors who then resell our products to tier-two distributors. We do not sell directly to tier-two distributors or end-users. We also sell our wheel components such as wheel discs to distributors for use in the aftermarket in the PRC and internationally.

In line with market practice, we do not provide exchanges or returns of our products. For our products sold to tier-one distributors and OEMs in the PRC, we allow them to deduct an amount (typically equal to or less than

1.0% of the total invoice amount) from the invoice amount we charge which can be used to cover any defective products. For our PRC aftermarket sales, our tier-two distributors typically provide end-users with product exchanges or returns for defective products within a three-month warranty period. Upon an exchange or acceptance of a return of a defective product, two-tier distributors will either exchange the defective product with, or return the defective product to, their tier-one distributors, or deduct an amount from the invoice payable to their tier-one distributors, depending on their arrangements with the particular tier-one distributors. We do not have any responsibility or liability over the arrangements between tier-one and tier-two distributors. We also do not provide any warranty for our products sold to international customers, and we do not provide exchanges or returns of our products for these customers.

We accrue interest income from a financial asset on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. We calculate our liability for current tax using tax rates (and tax laws) that have been enacted or substantively enacted by the end of each reporting period.

We recognize deferred tax on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit. We generally recognize deferred tax liabilities for all taxable temporary differences. We generally recognize deferred tax assets for all deductible temporary difference to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. We do not recognize such assets and liabilities if the temporary difference arises from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

We recognize deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries, except where we are able to control the reversal of the temporary difference and it is probable that the temporary difference will not be reversed in the foreseeable future.

We review the carrying amount of deferred tax assets at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

We measure deferred tax assets and liabilities at the tax rates that are expected to apply in the period in which the liability is settled, or the asset is realized based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which we expect, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. We recognize deferred tax in profit or loss, except when it relates to items that are recognized in other comprehensive income or directly in equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity respectively.

Inventories

We state inventories at the lower of cost and net realizable value. We calculate cost using the weighted average method.

Intangible Assets

We identify and recognize intangible assets acquired in a business combination separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. The cost of such intangible assets is their fair value at the acquisition date.

Subsequent to initial recognition, we carry intangible assets with finite useful lives at costs less accumulated amortization and any accumulated impairment losses. We provide amortization for intangible assets with finite useful lives on a straight-line basis over their estimated useful lives. Alternatively, we carry intangible assets with indefinite useful lives at cost less any subsequent accumulated impairment losses.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we did not identify any material weaknesses, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, in our internal control over financial reporting. We did, however, identify certain significant deficiencies relating to, among other things, a lack of certain documented IFRS accounting policies and procedures, accounting staff trained in IFRS and U.S. public company reporting requirements, and certain corporate governance documents.

To address the deficiencies that have been identified, we are in the process of implementing a number of measures, including (i) developing formally documented accounting policies and procedures in accordance with IFRS, (ii) training or hiring sufficient staff with the knowledge of, and able to implement, such IFRS policies and procedures and (iii) implementing other accounting and governance policies and procedures in accordance with relevant international standards. However, we have not yet implemented all of these actions and measures and tested them. See “Risk Factors—Risks Relating to Our Business and Industry—If we are unable to remediate our significant deficiencies or any material weaknesses that may arise in our internal control over financial reporting, we may be unable to timely issue accurate financial reports and prevent fraud, which in turn could negatively impact investor confidence and the price of our ADSs or otherwise harm our reputation.”

Internal Control Over Distribution of Our Products

We sell a portion of our products in international markets through independent non-U.S. distributors that are responsible for interacting with the end-users of our products. Historically, some of our independent non-U.S. distributors were located in countries that were subject to U.S. economic sanctions, namely, Burma, Iraq, Iran, Lebanon and Syria. In each of 2008, 2009 and 2010, our aggregate sales to the non-U.S. distributors in those sanctioned countries accounted for less than 2.0% of our revenue in the respective periods. We ceased selling to such non-U.S. distributors in those sanctioned countries in October 2010 and have decided not to engage in any sales to non-U.S. distributors located in any countries that are subject to U.S. economic sanctions. We are in the process of implementing measures to prevent any future sales of our products to any Sanctioned Targets. We have begun to implement internal control mechanisms to monitor the identity of our end customers, which include: (i) undertaking a review of all our contracts with our distributors; (ii) contractually limiting each of our distributors to specific sales territories and excluding countries or territories that are Sanctions Targets and (iii) requiring all of our distributors to covenant with us that they will not resell any of our products to any Sanctions Targets. We also plan to impose on our distributors periodic reporting obligations on the destination and end customers of our products. However, we cannot guarantee that our measures will be able to prevent all future sales or resales of our products to Sanctions Targets. See “Risk Factors—Risks Relating to Our Business and Industry—We may be unable to prevent potential resales or transfers of our products to countries, governments, entities, or persons targeted by United States economic sanctions, especially when we sell our products to independent non-U.S. distributors over which we have limited control.”

Selected Quarterly Results of Operations

The following table presents our selected unaudited condensed consolidated quarterly results of operations information for the eight quarters in the period from January 1, 2009 to December 31, 2010. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

Our quarterly operating results have fluctuated and will continue to fluctuate from quarter to quarter. Historically, our revenues have typically been higher in the second and fourth quarters and lower in the first and third quarters of each year, reflecting seasonal variations in market demand and is in line with the general seasonal pattern in our industry. Generally, demand is higher before and after the Chinese New Year holiday during the second and fourth quarters. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year. Factors that may cause our revenue and operating results to vary or fluctuate include those discussed in “Risk Factors—Risks Relating to Our Business and Industry—Our operating results may fluctuate considerably from quarter to quarter, and these fluctuations could have an adverse effect on the price of our ADSs.”

	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(in thousands of RMB, except per share data)
Condensed Consolidated Statements of Comprehensive Income Data:
Revenue	391,119	558,945	534,422	654,743	685,045	872,093	778,868	863,798
Cost of sales	(337,048)	(422,696)	(388,887)	(486,629)	(507,066)	(653,742)	(602,217)	(624,757)

Gross profit	54,071	136,249	145,535	168,114	177,979	218,351	176,651	239,041
Other operating income (loss)	1,181	1,116	2,079	3,872	2,036	2,225	(214)	2,063
Net exchange (loss) gain	(91)	(71)	(107)	115	(23)	(470)	(1,145)	(976)
Selling and distribution costs	(26,351)	(33,712)	(33,521)	(39,592)	(45,333)	(52,396)	(47,283)	(52,623)
Research and development expenses	(5,592)	(7,495)	(8,458)	(5,591)	(10,188)	(11,858)	(12,610)	(10,042)
Administrative expenses	(16,597)	(16,765)	(16,832)	(19,397)	(21,093)	(20,869)	(23,396)	(34,074)
Finance costs	(13,191)	(14,255)	(13,822)	(12,731)	(13,737)	(14,755)	(14,897)	(14,539)

(Loss) profit before taxation	(6,570)	65,067	74,874	94,790	89,641	120,228	77,106	128,850
Income tax credit (expense)	2,096	(13,773)	(16,148)	(16,951)	(18,368)	(24,120)	(15,854)	(29,713)

(Loss) profit and total comprehensive (expense) income for the period	(4,474)	51,294	58,726	77,839	71,273	96,108	61,252	99,137

(Loss) profit and total comprehensive (expense) income attributable to:
Owners of the Predecessor/Successor	(4,474)	51,294	58,726	77,839	71,273	96,108	61,252	99,137

(Loss) earnings per share
Basic	(0.03)	0.32	0.37	0.49	0.45	0.60	0.38	0.62
Diluted	(0.03)	0.32	0.37	0.49	0.45	0.60	0.38	0.62

Results of Operations

The following summary consolidated statement of comprehensive income data for the period from January 1, 2008 to December 28, 2008 (predecessor), the period from July 11, 2008 to December 31, 2008 (successor), the year ended December 31, 2009 (successor) and the year ended December 31, 2010 (successor), have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results expected for any future periods.

	Zhengxing Wheel (Predecessor)		China Zenix (Successor)
	The Period From January 1 to December 28,		The Period From July 11 to December 31,		Year Ended December 31,
	2008		2008		2009		2010		2010
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue	US$	% of Revenue
	(in thousands, except percentages)
Summary Consolidated Statements of Comprehensive Income Data:
Revenue	1,835,037	100.0%	6,796	100.0%	2,139,229	100.0%	3,199,804	100.0%	484,819	100.0%
Cost of sales	(1,464,738)	(79.8)	(6,457)	(95.0)	(1,635,260)	(76.4)	(2,387,782)	(74.6)	(361,785)	(74.6)

Gross profit	370,299	20.2	339	5.0	503,969	23.6	812,022	25.4	123,034	25.4
Other operating income	5,641	0.3	—	—	8,248	0.4	6,110	0.2	926	0.2
Net exchange loss	(4,092)	(0.2)	(8)	(0.1)	(154)	(0.0)	(2,614)	(0.1)	(396)	(0.1)
Selling and distribution costs	(103,053)	(5.6)	(406)	(6.0)	(133,176)	(6.2)	(197,635)	(6.2)	(29,945)	(6.2)
Research and development expenses	(18,320)	(1.0)	(78)	(1.1)	(27,136)	(1.3)	(44,698)	(1.4)	(6,772)	(1.4)
Administrative expenses	(58,502)	(3.2)	(488)	(7.2)	(69,591)	(3.3)	(99,432)	(3.1)	(15,066)	(3.1)
Finance costs	(32,859)	(1.9)	(386)	(5.7)	(53,999)	(2.5)	(57,928)	(1.8)	(8,777)	(1.8)

Profit (loss) before taxation	159,114	8.6	(1,027)	(15.1)	228,161	10.7	415,825	13.0	63,004	13.0
Income tax (expense) credit	(26,105)	(1.4)	6	0.1	(44,776)	(2.1)	(88,055)	(2.8)	(13,342)	(2.8)

Profit (loss) and total comprehensive income (expense) for the period/year	133,009	7.2%	(1,021)	(15.0)%	183,385	8.6%	327,770	10.2%	49,662	10.2%

Profit (loss) and total comprehensive income (expense) attributable to:
Owners of the Predecessor/Successor	132,210	7.2	(1,021)	(15.0)	183,385	8.6	327,770	10.2	49,662	10.2
Non-controlling interests	799	0.0	—	—	—	—	—	—	—	—

	133,009	7.2%	(1,021)	(15.0)%	183,385	8.6%	327,770	10.2%	49,662	10.2%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue. Revenue increased by 49.6% from RMB2,139.2 million in 2009 to RMB3,199.8 million (US$484.8 million) in 2010. The increase was due to an increase in PRC OEM and international sales and, to a lesser extent, an increase in PRC aftermarket sales.

PRC aftermarket sales: PRC aftermarket sales increased by 32.1% from RMB1,000.8 million in 2009 to RMB1,321.6 million (US$200.2 million) in 2010, primarily due to an increase in the sales volume of tubeless steel wheels and an increase in average selling prices of tubed steel wheels. The increase in sales volume of tubeless steel wheels primarily resulted from (i) overall growth of the automotive market in the PRC, the effect of the economic stimulus measures implemented by the PRC government on the automotive industry, and the overall market trend of the gradual replacement of tubed steel wheels by tubeless steel wheels, (ii) increasing recognition of the quality of our products and enhancement of our sales and marketing activities, (iii) expansion of our distribution network in 2010, and (iv) the expansion of our manufacturing facilities in Langfang, Hebei Province and Chengdu, Sichuan Province. The increase in average selling prices of tubed steel wheels primarily resulted from increases in the price of steel, our principal raw material, during the period, as well as a change in our product mix with increased sales of tubed steel wheels with higher prices. The foregoing as a whole was offset in part by a decrease in the sales volume of tubed steel wheels, which primarily resulted from the fact that we allocated more resources for the production of steel wheels to meet increased demand of PRC OEM customers. Average selling prices of tubeless steel wheels remained relatively stable mainly due to the fact that the effect of increases in the price of steel during the period was partially offset by a change in our product mix with increased sales of tubeless steel wheels with lower prices.

PRC OEM sales: PRC OEM sales increased by 66.0% from RMB808.6 million in 2009 to RMB1,342.3 million (US$203.4 million) in 2010, primarily due to an increase in the sales volume of both tubed and tubeless steel wheels resulting from the same principal factors explained above for PRC aftermarket sales (other than the expansion of our distribution network in 2010, which only affected our PRC aftermarket sales). Average selling prices of both tubed and tubeless steel wheels remained relatively stable resulting from the same principal factors explained above for PRC aftermarket sales.

International sales: International sales increased by 62.5% from RMB329.9 million in 2009 to RMB535.9 million (US$81.2 million) in 2010, primarily due to an increase in the sales volume and average selling prices of both tubed and tubeless steel wheels. The increase in sales volume resulted primarily from increased market demand in the international market as a result of the gradual recovery of the global economy in 2010. The increase in average selling prices resulted primarily from increases in the price of steel during the period.

Cost of Sales. Cost of sales increased by 46.0% from RMB1,635.3 million in 2009 to RMB2,387.8 million (US$361.8 million) in 2010. The increase was due to an increase in cost of sales for PRC OEM and international sales and, to a lesser extent, an increase in cost of sales for PRC aftermarket sales. The increase in cost of sales was smaller than the increase in revenue, mainly due to (i) economies of scale achieved, (ii) a change in our product mix with increased sales as a percentage of revenue of tubeless steel wheels which typically have a higher gross profit margin than tubed steel wheels, and (iii) the utilization and expansion of our strategically located manufacturing facilities which reduce our raw material transportation costs. As a percentage of revenue, cost of sales decreased from 76.4% in 2009 to 74.6% in 2010.

PRC aftermarket sales: Cost of sales for PRC aftermarket sales increased by 28.1% from RMB697.3 million in 2009 to RMB893.5 million (US$135.4 million) in 2010, primarily due to a RMB134.1 million increase in raw material costs and a RMB41.4 million increase in manufacturing overhead costs. The increase in raw material costs resulted primarily from an increase in the amount of steel used, mainly due to increased sales volume of tubeless steel wheels and an increase in the price of steel during the period. The increase in manufacturing overhead costs was primarily a result of increased sales volume of tubeless steel wheels. Prices of utilities also increased during the period.

PRC OEM sales: Cost of sales for PRC OEM sales increased by 59.4% from RMB653.6 million in 2009 to RMB1,041.6 million (US$157.8 million) in 2010, primarily due to a RMB273.6 million increase in raw material costs and a RMB81.8 million increase in manufacturing overhead costs. The increase in raw material costs resulted primarily from an increase in the amount of steel used, mainly due to increased sales volume of both tubed and tubeless steel wheels and an increase in the price of steel during the period. The increase in manufacturing overhead costs was primarily a result of increased sales volume of both tubed and tubeless steel wheels. Prices of utilities also increased during the period.

International sales: Cost of sales for international sales increased by 59.2% from RMB284.4 million in 2009 to RMB452.7 million (US$68.6 million) in 2010, primarily due to a RMB119.9 million increase in raw material costs and a RMB36.2 million increase in manufacturing overhead costs due to the same principal factors explained above for PRC OEM sales.

Gross Profit. As a result of the foregoing factors, gross profit increased by 61.1% from RMB504.0 million in 2009 to RMB812.0 million (US$123.0 million) in 2010, and gross profit margin increased from 23.6% in 2009 to 25.4% in 2010.

Other Operating Income. Other operating income decreased by 26.0% from RMB8.2 million in 2009 to RMB6.1 million (US$0.9 million) in 2010. The decrease was primarily due to a RMB4.0 million decrease in government grants, partially offset by a RMB0.9 million increase in net gain from sales of scrap materials.

Net Exchange Losses. Net exchange losses increased significantly from RMB0.2 million in 2009 to RMB2.6 million (US$0.4 million) in 2010.

Selling and Distribution Costs. Selling and distribution costs increased by 48.4% from RMB133.2 million in 2009 to RMB197.6 million (US$29.9 million) in 2010. The increase was primarily due to (i) a RMB43.8 million increase in transportation costs, in line with our increase in revenue, (ii) a RMB15.6 million increase in business promotion and advertising expenses and subsidies in connection with our enhanced sales and marketing and brand recognition efforts, and (iii) a RMB3.1 million increase in salaries, bonuses and related expenses for personnel engaged in sales and marketing resulting from an increase in the average salaries we paid and an increase in the number of our sales and marketing personnel. As a percentage of revenue, selling and distribution costs remained stable at 6.2% in 2009 and 2010.

Research and Development Expenses. Research and development expenses increased by 64.7% from RMB27.1 million in 2009 to RMB44.7 million (US$6.8 million) in 2010. The increase was primarily due to (i) a RMB10.6 million increase in purchases of supplies and materials used in our research and development projects in connection with our increased research and development efforts, in particular for off-road steel wheels, as well as due to increases in the prices of such supplies and materials, (ii) a RMB3.1 million increase in salaries, bonuses and related expenses for personnel engaged in research and development resulting from an increase in the average salaries we paid and an increase in the number of our research and development personnel, and (iii) a RMB2.9 million increase in amortization of low-value consumables used in our research and development projects in connection with our increased research and development efforts. As a percentage of revenue, research and development expenses increased from 1.3% in 2009 to 1.4% in 2010.

Administrative Expenses. Administrative expenses increased by 42.8% from RMB69.6 million in 2009 to RMB99.4 million (US$15.1 million) in 2010. The increase was primarily due to (i) listing expenses of RMB17.2 million incurred in connection with this offering in 2010 but not attributable to the issuance of new shares, (ii) a RMB5.3 million increase in salaries, bonuses and related expenses for administrative personnel and management resulting from an increase in the average salaries we paid and an increase in the number of our administrative personnel and management, (iii) a RMB3.1 million increase in depreciation of property, plant and equipment used for administrative purposes in connection with the expansion of our manufacturing facilities in Langfang, Hebei Province and Chengdu, Sichuan Province, and (iv) a RMB1.8 million increase in other tax expense mainly due to an increase in stamp duty in line with our increase in revenue and business activities. As a percentage of revenue, administrative expenses decreased from 3.3% in 2009 to 3.1% in 2010.

Finance Costs. Finance costs increased by 7.3% from RMB54.0 million in 2009 to RMB57.9 million (US$8.8 million) in 2010. The increase was primarily due to an increase in bank borrowings.

Income Tax Expense. Income tax expense increased by 96.7% from RMB44.8 million in 2009 to US$88.1 million (US$13.3 million) in 2010. The increase was primarily due to an increase in our profit before taxation, an increase in non-deductible expenses for tax purposes, and deferred tax provided on withholding tax on retained earnings of our PRC subsidiaries. Our effective tax rate increased from 19.6% in 2009 to 21.2% in 2010.

Profit for the Year. As a result of the foregoing factors, profit for the year increased by 78.7% from RMB183.4 million in 2009 to RMB327.8 million (US$49.7 million) in 2010, and net profit margin increased from 8.6% in 2009 to 10.2% in 2010.

Year Ended December 31, 2009 Compared to Period From January 1, 2008 to December 28, 2008

Revenue. Revenue increased by 16.6% from RMB1,835.0 million in 2008 to RMB2,139.2 million in 2009. The increase was due to an increase in PRC aftermarket and OEM sales, partially offset by a decrease in international sales.

PRC aftermarket sales: PRC aftermarket sales increased by 39.3% from RMB718.6 million in 2008 to RMB1,000.8 million in 2009, primarily due to an increase in the sales volume of both tubed and tubeless steel wheels. This increase in sales volume resulted primarily from (i) overall growth of the automotive market in the PRC and the effect of the economic stimulus measures implemented by the PRC government on the automotive industry, and, for sales of tubeless steel wheels, the overall market trend of the gradual replacement of tubed steel wheels by tubeless steel wheels, (ii) increasing recognition of the quality of our products and enhancement of our sales and marketing activities, (iii) expansion of our distribution network in 2009, and (iv) the commencement of operation of our new manufacturing facility in Chengdu, Sichuan Province.

PRC OEM sales: OEM sales in the PRC increased by 36.0% from RMB594.6 million in 2008 to RMB808.6 million in 2009, primarily due to an increase in the sales volume of both tubed and tubeless steel wheels resulting from the same principal factors explained above for PRC aftermarket sales (other than the expansion of our distribution network in 2009, which only affected our PRC aftermarket sales).

International sales: International sales decreased by 36.8% from RMB521.8 million in 2008 to RMB329.9 million in 2009, primarily due to a decrease in the sales volume and average selling prices of both tubed and tubeless steel wheels. The decrease in sales volume resulted primarily from decreased market demand in the international markets, especially India, as a result of the global financial crisis which started in the second half of 2008.

Average selling prices of tubed and tubeless steel wheels sold in the PRC and internationally decreased from 2008 to 2009 mainly due to decreases in the price of steel during the period.

Cost of Sales. Cost of sales increased by 11.6% from RMB1,464.7 million in 2008 to RMB1,635.3 million in 2009. The increase was due to an increase in cost of sales for PRC aftermarket and OEM sales, partially offset by a decrease in cost of sales for international sales. The increase in cost of sales was smaller than the increase in revenue, mainly due to (i) a change in our product mix with increased sales as a percentage of revenue of tubeless steel wheels and PRC aftermarket sales, which typically have a higher gross profit margin than tubed steel wheels and PRC OEM sales, respectively, (ii) economies of scale achieved, and (iii) the fact that the decrease in average selling prices of our products was smaller than the decrease in the price of steel. As a percentage of revenue, cost of sales deceased from 79.8% in 2008 to 76.4% in 2009.

PRC aftermarket sales: Cost of sales for PRC aftermarket sales increased by 28.1% from RMB544.3 million in 2008 to RMB697.3 million in 2009, primarily due to a RMB101.0 million increase in raw material costs and a RMB38.6 million increase in manufacturing overhead costs. The increase in raw material costs resulted primarily from an increase in the amount of steel used, mainly due to increased sales volume of both tubed and tubeless steel wheels, offset in part by a decrease in the price of steel during the period. The increase in manufacturing overhead costs was primarily a result of increased sales volume of both tubed and tubeless steel wheels. Prices of utilities also increased during the period.

PRC OEM sales: Cost of sales for PRC OEM sales increased by 32.5% from RMB493.1 million in 2008 to RMB653.6 million in 2009, primarily due to a RMB108.9 million increase in raw material costs and a RMB38.0 million increase in manufacturing overhead costs, resulting from the same principal factors explained above for PRC aftermarket sales.

International sales: Cost of sales for international sales decreased by 33.5% from RMB427.4 million in 2008 to RMB284.4 million in 2009, primarily due to a RMB126.7 million decrease in raw material costs and a RMB10.8 million decrease in manufacturing overhead costs, partially offset by an increase in the prices of utilities during the period. The decrease in raw material costs resulted primarily from a decrease in the price of steel during the period, as well as a decline in the amount of steel used due to decreased sales volume of both tubed and tubeless steel wheels. The decrease in manufacturing overhead costs was primarily a result of decreased sales volume of both tubed and tubeless steel wheels.

Gross Profit. As a result of the foregoing factors, gross profit increased by 36.1% from RMB370.3 million in 2008 to RMB504.0 million in 2009, and gross profit margin increased from 20.2% in 2008 to 23.6% in 2009.

Other Operating Income. Other operating income increased by 46.2% from RMB5.6 million in 2008 to RMB8.2 million in 2009. The increase was primarily due to a RMB3.0 million increase in government grants, partially offset by a RMB1.0 million decrease in interest income as a result of a decrease in interest rates.

Net Exchange Losses. Net exchange losses decreased by 96.2% from RMB4.1 million in 2008 to RMB0.2 million (US$23,000) in 2009.

Selling and Distribution Costs. Selling and distribution costs increased by 29.2% from RMB103.1 million in 2008 to RMB133.2 million in 2009. The increase was primarily due to (i) a RMB20.9 million increase in transportation costs, in line with our increase in revenue, (ii) a RMB6.3 million increase in business promotion and advertising expenses and subsidies in connection with our enhanced sales and marketing and brand recognition efforts, and (iii) a RMB1.5 million increase in salaries, bonuses and related expenses for personnel engaged in sales and marketing resulting from an increase in the average salaries we paid and an increase in the number of our sales and marketing personnel. As a percentage of revenue, selling and distributions costs increased from 5.6% in 2008 to 6.2% in 2009.

Research and Development Expenses. Research and development expenses increased by 48.1% from RMB18.3 million in 2008 to RMB27.1 million in 2009. The increase was primarily due to (i) a RMB3.5 million increase in purchases of supplies and materials used in our research and development projects in connection with our increased research and development efforts, in particular for off-road steel wheels, (ii) a RMB2.1 million increase in salaries, bonuses and related expenses for personnel engaged in research and development resulting from an increase in the number of our research and development personnel and an increase in the average salaries we paid, and (iii) a RMB1.2 million increase in amortization of low-value consumables used in our research and development projects in connection with our increased research and development efforts. As a percentage of revenue, research and development expenses increased from 1.0% in 2008 to 1.3% in 2009.

Administrative Expenses. Administrative expenses increased by 19.0% from RMB58.5 million in 2008 to RMB69.6 million in 2009. The increase was primarily due to (i) a RMB4.1 million increase in depreciation of property, plant and equipment used for administrative purposes in connection with the commencement of operation of our new manufacturing facilities in Chengdu, Sichuan Province and Zhangzhou, Fujian Province, and (ii) a RMB3.8 million increase in salaries, bonuses and related expenses for administrative personnel and management resulting from an increase in the average salaries we paid and an increase in the number of our administrative personnel and management. As a percentage of revenue, administrative expenses increased from 3.2% in 2008 to 3.3% in 2009.

Finance Costs. Finance costs increased by 64.3% from RMB32.9 million in 2008 to RMB54.0 million in 2009. The increase was primarily due to an increase in the amount of bank borrowings, partially offset by a decrease in interest rates.

Income Tax Expense. Income tax expense increased by 71.5% from RMB26.1 million in 2008 to RMB44.8 million in 2009. The increase was primarily due to an increase in our profit before taxation and the fact that we recorded a withholding tax on retained earnings of our PRC subsidiaries in 2009 and no such withholding tax was recorded in 2008. Our effective tax rate increased from 16.4% in 2008 to 19.6% in 2009.

Profit for the Year/Period. As a result of the foregoing factors, profit for the year/period increased by 37.9% from RMB133.0 million in 2008 to RMB183.4 million in 2009, and net profit margin increased from 7.2% in 2008 to 8.6% in 2009.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flow from operations, bank borrowings, advances from related parties (which we repaid in full in September 2010), as well as equity contributions by our shareholders. As of December 31, 2010, we had RMB318.0 million (US$48.2 million) in cash and cash equivalents. Our cash and cash equivalents consist primarily of cash on hand and bank balances.

As of December 31, 2008, 2009 and 2010, we had net current liabilities of RMB564.8 million, RMB213.5 million and RMB143.3 million (US$21.7 million), respectively. Our net current liability position was primarily due to our need for a significant amount of working capital in connection with our continuous expansion of business in recent years and the fact that parts of our capital expenditures were funded by cash flows from operations and current bank borrowings. We believe that our current levels of cash and cash flows from operations, combined with funds available to us through financing and the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least 12 months following this offering. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity or equity-linked securities could dilute our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Our bank borrowings were primarily obtained from two PRC banks for the purposes of general working capital and funding of capital expenditure needs. As of December 31, 2008, 2009 and 2010, our total current and non-current bank borrowings amounted to RMB671.0 million, RMB900.0 million and RMB1,052.0 million (US$159.4 million), of which RMB551.0 million, RMB608.0 million and RMB813.5 million (US$123.3 million) were current bank borrowings and RMB120.0 million, RMB292.0 million and RMB238.5 million (US$36.1 million) were non-current bank borrowings, respectively. In 2008, 2009 and 2010, our variable-rate bank borrowings and fixed-rate bank borrowings carried interest rates ranging from 6.5% to 7.0%, 5.4% to 7.0% and 5.6% to 6.2% per annum, and 5.0% to 8.2%, 4.8% to 5.8% and 4.8% to 5.8% per annum, respectively. Our variable-rate bank borrowings carry interest at the rate prescribed by the PBOC, which is adjusted every six months.

As of December 31, 2010, our non-current bank borrowings consisted of (i) a three-year loan in the aggregate principal amount of RMB200.0 million for general working capital which we obtained in January 2009 and is expected to be repaid by January 2012, (ii) a five-year loan in the aggregate principal amount of RMB20.0 million for technology improvements which we obtained in December 2006 and is expected to be repaid by December 2011, and (iii) two 58-month loans and a 57-month loan in the aggregate principal amount of

RMB120.0 million for fixed asset investments which we obtained in early 2008 and is repayable annually by four installments commencing from 2009.

A portion of our current bank borrowings and all of our non-current bank borrowings were secured. As of December 31, 2008, bank borrowings amounting to RMB80.0 million were secured by pledged bank deposits, property plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB591.0 million were unsecured. As of December 31, 2009, bank borrowings amounting to RMB120.0 million were secured by pledged bank deposits, property plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB780.0 million were unsecured. As of December 31, 2010, bank borrowings amounting to RMB266.0 million (US$40.3 million) were secured by pledged bank deposits, property plant and equipment and prepaid lease payments, and the remaining bank borrowings of RMB786.0 million (US$119.1 million) were unsecured.

In addition, certain of our current and non-current bank borrowings were guaranteed by our subsidiaries, namely Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, pursuant to three guarantee agreements entered into in January 2008 and 2009. As of December 31, 2008, 2009 and 2010, these guaranteed bank borrowings amounted to RMB160.0 million, RMB380.0 million and RMB446.0 million (US$67.6 million), respectively.

The following table sets forth a breakdown of our bank borrowings by maturity dates as of December 31, 2008, 2009 and 2010:

	Zhengxing Wheel (Predecessor)	China Zenix (Successor)
	As of December 28,	As of December 31,
	2008	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Variable-rate bank borrowings repayable:
Within one year	20,000	20,000	28,000	53,500	8,106
In more than one year but not more than two years	28,000	28,000	53,500	238,500	36,136
In more than two years but not more than three years	53,500	53,500	238,500	—	—
In more than three years but not more than four years	38,500	38,500	—	—	—
In more than four years but not more than five years	—	—	—	—	—

	140,000	140,000	320,000	292,000	44,242
Fixed-rate bank borrowings repayable:
Within one year	518,000	531,000	580,000	760,000	115,152

Total bank borrowings	658,000	671,000	900,000	1,052,000	159,394
Less: Amounts due within one year shown under current liabilities	(538,000)	(551,000)	(608,000)	(813,500)	(123,258)

	120,000	120,000	292,000	238,500	36,136

We plan to repay these bank borrowings with cash generated from our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. As of December 31, 2008, 2009 and 2010, we had available undrawn one-year borrowing facilities from two PRC banks of RMB275.0 million, RMB730.6 million and RMB483.7 million (US$73.3 million), respectively. We have historically been able to repay our bank borrowings when they become due. We expect to be able to obtain additional bank borrowings should we need additional funding for working capital and capital expenditures.

Cash Flow

The following table sets forth a summary of our cash flow for the periods indicated:

	Zhengxing Wheel (Predecessor)	China Zenix (Successor)
	The Period From January 1 to December 28,	The Period From July 11 to December 31,	Year Ended December 31,
	2008	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	179,906	19,354	234,140	498,870	75,585
Net cash (used in)/from investing activities	(163,511)	55,975	(338,348)	(347,358)	(52,629)
Net cash (used in)/from financing activities	(14,548)	21,464	142,197	31,726	4,807
Net increase in cash and cash equivalents	1,847	96,793	37,989	183,238	27,763
Cash and cash equivalent at beginning of the year/period	96,556	—	96,793	134,782	20,422
Cash and cash equivalent at end of the year/period	98,403	96,793	134,782	318,020	48,185

Operating Activities

We derive cash inflow from operations primarily through the receipt of payments for the sales of our products. Our cash outflow from operations is used primarily for raw material purchases, staff costs and miscellaneous expenses used in operating activities. Our net cash (used in)/from operating activities reflects our profit/(loss) for the year/period, as adjusted for non-cash items such as depreciation and amortization, and the effects of changes in working capital such as increases or decreases in trade and other receivables and prepayments and trade and other payables and accruals, and increases or decreases in inventories.

Net cash from operating activities was RMB498.9 million (US$75.6 million) in 2010, which was primarily attributable to (i) profit before taxation of RMB415.8 million (US$63.0 million), (ii) an increase in trade and other payables and accruals of RMB146.5 million (US$22.2 million) primarily due to higher bills payable to raw material suppliers in anticipation of increased sales and the accrual of listing expenses in 2010 and (iii) depreciation of property, plant and equipment of RMB104.2 million (US$15.8 million), partially offset by (A) an increase in trade and other receivables and prepayments of RMB142.8 million (US$21.6 million) primarily due to higher prepayments to raw material suppliers and increased sales in 2010 and (B) income tax of RMB59.7 million (US$9.0 million).

Net cash from operating activities was RMB234.1 million in 2009, which was primarily attributable to (i) an increase in trade and other payables and accruals of RMB251.6 million primarily due to higher bills payable to raw material suppliers in anticipation of increased sales, (ii) profit before taxation of RMB228.2 million and (iii) depreciation of property, plant and equipment of RMB73.6 million, partially offset by (A) an increase in trade and other receivables and prepayments of RMB271.4 million primarily resulting from increased sales in 2009 and (B) an increase in inventories of RMB98.5 million in anticipation of increased sales.

Net cash from operating activities was RMB179.9 million in 2008, which was primarily attributable to (i) profit before taxation of RMB159.1 million, (ii) a decrease in trade and other receivables and prepayments of RMB111.2 million primarily due to lower prepayments to raw material suppliers and (iii) depreciation of property, plant and equipment of RMB60.7 million, partially offset by (A) an increase in inventories of RMB83.3 million and (B) a decrease in trade and other payables and accruals of RMB61.9 million.

Investing Activities

Net cash used in investing activities was RMB347.4 million (US$52.6 million) in 2010, which was primarily attributable to (i) purchase of property, plant and equipment of RMB335.7 million (US$50.9 million) in connection with the expansion of our manufacturing facilities in Langfang, Hebei Province, Chengdu, Sichuan Province and Hefei, Anhui Province and (ii) deposit paid for acquisition of prepaid lease payment of RMB20.0 million (US$3.0 million), partially offset by (A) proceeds on disposal of properties, plant and equipment of RMB4.0 million (US$0.6 million) and (B) a decrease in pledged bank deposits of RMB3.3 million (US$0.5 million).

Net cash used in investing activities was RMB338.3 million in 2009, which was primarily attributable to (i) purchase of property, plant and equipment of RMB204.5 million in connection with the commencement of operation of our new manufacturing facility in Chengdu, Sichuan Province and the commencement of expansion of our manufacturing facility in Langfang, Hebei Province and (ii) payment of cash consideration for acquisition of subsidiaries of RMB140.0 million, partially offset by a decrease in pledged bank deposits of RMB16.1 million.

Net cash used in investing activities was RMB163.5 million in 2008, which was primarily attributable to (i) purchase of property, plant and equipment of RMB194.8 million in connection with the commencement of operation of our manufacturing facility in Hefei, Anhui Province and our new manufacturing facility in Zhangzhou, Fujian Province and (ii) deposit paid for acquisition of property, plant and equipment of RMB20.2 million, partially offset by (A) proceeds from disposal of subsidiaries of RMB35.2 million and (B) a decrease in pledged bank deposits of RMB18.0 million.

Financing Activities

Net cash from financing activities was RMB31.7 million (US$4.8 million) in 2010, which was primarily attributable to (i) new bank borrowings raised of RMB760.0 million (US$115.2 million) and (ii) capital contribution from shareholders of RMB19.8 million (US$3.0 million), partially offset by (A) repayment of bank borrowings of RMB608.0 million (US$92.1 million), (B) repayment to related parties of RMB81.4 million (US$12.3 million) in connection with the advances previously made to us from Mr. Jianhui Lai, our founder, chairman and chief executive officer, and Mr. Jianping Lai (Mr. Jianhui Lai’s brother), which were used for our business operations and capital expenditures, and (C) interest paid of RMB58.7 million (US$8.9 million).

Net cash from financing activities was RMB142.2 million in 2009, which was primarily attributable to (i) new bank borrowings raised of RMB780.0 million and (ii) capital contributions from shareholders of RMB131.6 million, partially offset by (A) repayment of bank borrowings of RMB551.0 million and (B) repayment to related parties, Mr. Jianhui Lai and Mr. Jianping Lai, of RMB160.0 million.

Net cash used in financing activities was RMB14.5 million in 2008, which was primarily attributable to (i) repayment of bank borrowings of RMB405.5 million and (ii) repayment to related parties, Mr. Jianhui Lai and Mr. Jianping Lai, of RMB196.0 million, partially offset by new bank borrowings raised of RMB654.0 million.

For the period from July 11, 2008 to December 31, 2008, China Zenix had net cash from financing activities of RMB21.5 million, which was primarily attributable to (i) new bank borrowings raised of RMB13.0 million and (ii) capital contribution from shareholders of RMB8.9 million.

Capital Expenditures

In 2008, 2009 and 2010, our capital expenditures totaled RMB216.7 million, RMB229.4 million and RMB358.7 million (US$54.3 million), respectively. In past years, our capital expenditures consisted primarily of the purchase of property, plant and equipment and the cost of obtaining land use rights in connection with the construction and expansion of our various manufacturing facilities. We estimate that our capital expenditure in 2011 will be approximately RMB524.0 million (US$79.4 million), which will be used primarily for the establishment of a new aluminum wheel manufacturing facility in the PRC, the expansion of our steel wheel manufacturing facilities in the PRC, the expansion of our research and development centers in the PRC, and the establishment of a new steel wheel manufacturing facility in India.

Contractual Obligations

The following tables sets forth our contractual obligations as of December 31, 2010:

	Contractual Obligations(1)
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Non-current bank borrowings(1)	13,855	240,745	—	—	254,600	38,576
Purchase commitment	1,491,563	—	—	—	1,491,563	225,994
Capital commitment	127,898	—			127,898	19,378

Total	1,633,316	240,745	—	—	1,874,061	283,948

(1)	Non-current bank borrowings include principal amounts and interests.

Off-Balance Sheet Arrangements

We do not engage in trading activities involving non-exchange traded contracts or interest rate swap transactions or foreign currency forward contracts. In the ordinary course of our business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Inflation

According to the PRC National Bureau of Statistics, Consumer Price Index was 4.8%, 5.9%, and -0.7% in 2007, 2008 and 2009, respectively. Although there can be no assurance as to the impact in future periods, inflation has not had a material impact on our results of operation in recent years.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our interest rate risk arises primarily from bank borrowings at fixed or variable rates and bank deposits that expose us to fair value interest rate risk and cash flow interest rate risk. We currently do not have any interest rate hedging policy and have not historically used any derivative financial instruments to manage our interest risk exposure. Our management monitors our interest rate profile and will consider hedging interest rate should there be a need.

In 2008, 2009 and 2010, it is estimated that a general increase/decrease of 10 basis points in interest rates, with all other variables held constant, would have increased/(decreased) our profit for the year/period by RMB8,000, RMB(110,000) and RMB97,000 (US$15,000), respectively.

Credit Risk

Our credit risk is primarily attributable to trade and other receivables and prepayments, cash at banks and deposits with banks. Our management has a credit policy in place, and our exposure to credit risk is monitored on an ongoing basis. We place deposits with banks which we believe are of a good reputation. We have concentration of credit risk to a certain extent as 28.0%, 22.0% and 22.0% of our trade receivables as of December 31, 2008, 2009 and 2010, respectively, was due from our five largest customers.

Currency Risk

A majority of our revenue and most of our expenditure are denominated in Renminbi. However, we are exposed to currency risk primarily through sales which give rise to receivables and cash balances that are denominated in a foreign currency. Translation of the net proceeds that we will receive from this offering into Renminbi will also expose us to currency risk. The currencies giving rise to this risk are primarily U.S. dollars and, to a lesser extent, Euros.

The exchange rate of the Renminbi with the U.S. dollars, Euros and other currencies is affected by, among other things, China’s political and economic conditions. See “Risk Factors—Risks Relating to Doing Business in the PRC—Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment.” Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Based on the amount of our cash denominated in U.S. dollars as of December 31, 2008, 2009 and 2010, a 5.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB0.4 million, RMB2.4 million and RMB1.9 million (US$0.3 million) in our exchange losses, respectively.

We use Renminbi as the reporting and functional currency of our financial statements. All transactions in currencies other than Renminbi during the year are recorded at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. Fluctuations in exchange rates may also affect our balance sheet.

We do not believe that we currently have any significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

Liquidity Risk

Our policy is to regularly monitor our liquidity requirements to ensure that we maintain sufficient reserve of cash and adequate committed lines of funding from major banks and financial institutions to meet our liquidity requirements in the short and long terms. We also monitor the utilization of bank borrowings. We are exposed to liquidity risk to the extent we have insufficient cash or other source of funding to satisfy liabilities that we may incur from time to time.

Recently Issued Accounting Pronouncements

In the current year, we have applied the following new and revised standards and interpretations issued by the IASB:

• IFRS 2 (Amendments)	Group Cash-settled Share-based Payment Transactions
• IAS 39 (Amendments)	Eligible Hedged Items
• IFRSs (Amendments)	Improvements to IFRSs issued in 2009
• IFRSs (Amendments)	Amendments to IFRS 5 as part of Improvements to IFRSs issued in 2008
• IFRIC 17	Distributions of Non-cash Assets to Owners

We have early adopted IFRS 3 “Business Combinations Revised (2008)” (“IFRS 3 (2008)”) and IAS 27 (Revised) “Consolidated and Separate Financial Statements” on January 1, 2008. The application of the new and revised standards and interpretations in the year ended December 31, 2010 has had no material effect on the amounts reported in these consolidated financial statements and/or disclosures set out in these consolidated financial statements.

We have not early adopted the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

In October 2009, IASB issued “Classification of Rights Issued, amendments to IAS 32 Financial Instruments: Presentation.” Under the amendments, rights, options and warrants otherwise meeting the definition of equity instruments issued to acquire a fixed number of an entity’s own non-derivative equity instruments for a fixed amount in any currency are classified as equity instruments provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments. The amendment is effective for annual periods beginning on or after February 1, 2010 with earlier application permitted. We do not expect the adoption of these amendments to have a significant effect on our consolidated financial position or results of operations.

IFRS 9 Financial Instruments (as issued in November 2009) introduces new requirements for the classification and measurement of financial assets. IFRS 9 Financial Instruments (as revised in November 2010) adds requirements for financial liabilities and for derecognition. Under IFRS 9, all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at either amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

In relation to financial liabilities, the significant change relates to financial liabilities that are designated as at fair value through profit or loss. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the presentation of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

In November 2009, IFRIC—Int 19, “Extinguishing Financial Liabilities with Equity Instruments,” or IFRIC 19, was issued. IFRIC 19 requires a gain or loss to be recognized when a liability is settled through the issuance of the entity’s own equity instruments. The amount of the gain or loss recognized in profit or loss will be the difference between the carrying value of the financial liability and the fair value of the equity instruments issued.

If the fair value of the equity instruments cannot be reliably measured then the fair value of the existing financial liability is used to measure the gain or loss. IFRIC 19 must be applied in annual periods beginning on or after July 1, 2010. Earlier application is permitted. It must be applied retrospectively from the beginning of the earliest comparative period presented. We will apply IFRIC 19 effective from January 1, 2011. We do not expect the adoption of IFRIC 19 would have a significant effect on our consolidated financial position or results of operations.

In November 2009, IASB issued a revised version of IAS 24, “Related party disclosures.” The amendment removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities, and clarifies and simplifies the definition of a related party. The amended definition may require entities to provide additional related party disclosures. The revised standard is effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. We do not expect the adoption of IAS 24 would have a significant effect on our consolidated financial position or results of operations.

On May 6, 2010, the IASB issued “Improvements to IFRSs 2010” incorporating amendments to seven IFRSs and earlier applications are permitted for all these amendments. Amendments relevant to us are as follows:

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IFRS 3 (2008)—the amendments specifies that the option to measure non-controlling interests either at fair value or at the proportionate share of the acquiree’s net identifiable assets at the acquisition date under IFRS 3 (2008) applies only to non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation. All other components of non-controlling interests should be measured at their acquisition date fair value, unless another measurement basis is required by IFRSs. The amendments further specify that the current requirement to measure awards of the acquirer that replace acquiree share-based payment transactions in accordance with IFRS 2 at the acquisition date, or market-based measure, applies also to share-based payment transactions of the acquiree that are not replaced. It specifies that the current requirement to allocate the market-based measure of replacement awards between the consideration transferred for the business combination and post-combination remuneration applies to all replacement awards regardless of whether the acquirer is obliged to replace the awards or does so voluntarily. These amendments are effective for annual periods beginning on or after July 1, 2010. As these amendments are to be applied prospectively from the date the entity first applied IFRS 3 (2008) and we have early adopted IFRS 3 (2008), these amendments have been adopted by us and there is no significant effect on our consolidated financial position or results of operations upon adoption.

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The amendments also clarify that IAS 32 “Financial Instruments: Presentation,” IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures” do not apply to contingent consideration that arose from business combinations whose acquisition dates preceded the application of IFRS 3 (2008). The amendments are effective for annual periods beginning on or after July 1, 2010.

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IFRS 7, “Financial Instruments: Disclosures”—the amendments encourage qualitative disclosures in the context of the quantitative disclosure required to help users to form an overall picture of the nature and extent of risks arising from financial instruments. The amendments clarify the required level of disclosure around credit risk and collateral held and provides relief from disclosure of renegotiated loans. These amendments are effective for annual periods beginning on or after January 1, 2011.

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IAS 27, “Consolidated and Separate Financial Statements (Revised 2008),” or IAS 27(2008)—the amendments clarify that the amendments made to IAS 21 “The Effects of Changes in Foreign Rates,” IAS 28 “Investments in Associates” and IAS 31 “Interests in Joint Ventures” as a result of IAS 27(2008) should be applied prospectively (with the exception of paragraph 35 of IAS 28 and paragraph 46 of IAS 31, which should be applied retrospectively). The amendments are effective for annual periods beginning on or after July 1, 2010.

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IAS 34 “Interim Financial Reporting,” or IAS 34—the amendments emphasis the principle in IAS 34 that the disclosure about significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report. The amendments further clarify how to apply this principle in respect of financial instruments and their fair values. The amendments are effective for annual periods beginning on or after January 1, 2011.

In October 2010, IASB has issued “Disclosures—Transfers of Financial Assets (Amendments to IFRS 7 Financial Instruments: Disclosures)” that increases the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures of transactions where a financial asset is transferred but the transferor retains some level of continuing exposure (referred to as ‘continuing involvement’) in the asset. The amendments also require disclosure where transfers of financial assets are not evenly distributed throughout the period (e.g., where transfers occur near the end of a reporting period). This is intended to create transparency around transactions that may be motivated by window dressing. The amendments are applicable for annual periods beginning on or after July 1, 2011. Disclosures are not required for comparative periods before the date of initial application of the amendments and earlier application is permitted. We are currently evaluating the impact of adoption on our consolidated financial statements regarding the above amendments.

OUR INDUSTRY

This section and elsewhere in this prospectus contain CAGR figures related to our industry. We can provide no assurance, however, that such rates of growth will occur in the future.

We operate in the commercial vehicle wheel industry which is generally affected by the economic conditions and infrastructure development in the PRC which is our primary market, as well as the commercial vehicle market in the PRC and international markets where we sell our products.

The PRC Commercial Vehicle Wheel Industry

Introduction

A wheel is a circular device which is capable of rotating on an axle through its center to facilitate movement while supporting a vehicle. Wheels are important to vehicle safety and, generally, high quality wheels have light weight, strong durability and elasticity and little pulsation. Adjusting each of these parameters leads to different results in terms of fuel efficiency, useful life and stability of vehicle movement. Based on the type of material used, wheels can be divided into steel wheels and aluminum wheels. Currently, commercial vehicles in the PRC predominantly use steel wheels, which are usually more durable and can bear more weight, but are also heavier and retain more heat compared to aluminum wheels. In addition, steel wheels offer fewer choices for product appearance and involve a less complicated manufacturing process. Steel wheels can be further divided into tubed and tubeless wheels based on the wheel structure. A tubed steel wheel typically consists of a wheel rim, a wheel disc and a locking ring which are assembled together. The locking ring is removable to allow tire mounting. Tubeless steel wheels are typically used with tubeless tires and have no locking ring. Tubeless steel wheels are generally more fuel-efficient, due to lighter weight, and safer in high speed conditions, but they are also more expensive to produce as compared to tubed steel wheels. According to the Frost & Sullivan Report, in the past few years, there has been an increase in the use of tubeless steel wheels on commercial vehicles in the PRC, and this trend is expected to continue.

The number of wheels on a vehicle varies based on the type of vehicle. For example, according to the Frost & Sullivan Report, heavy-duty trucks need 14.1 wheels per vehicle on average, while medium-duty trucks need 6.5 wheels per vehicle on average, and buses need 4.5 to 7.3 wheels per vehicle on average (all averages including spare wheels per vehicle). The average useful life for a wheel also varies among different types of vehicles. According to the Frost & Sullivan Report, heavy-duty trucks in the PRC on average replace 2.4 wheels each year, whereas other types of trucks, buses and off-road vehicles replace wheels less frequently.

Drivers of the Commercial Vehicle Wheel Industry in the PRC

Growth of PRC Economy and Infrastructure Development

The PRC economy has experienced sustained and rapid growth over the last two decades, with a CAGR of 14.9% from 2000 to 2010. In October 2007, the PRC government announced its goal of quadrupling the PRC’s per capita gross domestic product, or GDP, by 2020 from its level in 2000. The following chart illustrates nominal GDP in the PRC and the corresponding CAGR from 2000 to 2010:

Nominal GDP in the PRC

Source: National Bureau of Statistics of the PRC

Consistent and rapid growth in fixed asset investment is an important driver behind the PRC’s continued economic expansion and has led to significant infrastructure development such as road and highway construction. The following chart illustrates fixed asset investments in the PRC and the corresponding CAGR from 2003 to 2010:

Fixed Asset Investments in the PRC

Source: National Bureau of Statistics of the PRC

The PRC’s rapid economic growth and significant infrastructure spending has led to the rapid expansion of modern highways and expressways in the PRC. By the end of 2009, there were approximately 3.9 million kilometers of highways in the PRC (including paved roads that meet PRC national or provincial standards), which included approximately 65,000 kilometers of expressways connecting major cities. The length of highways and expressways in the PRC more than doubled from 2003 to 2009. The following chart illustrates the length of highways and expressways in the PRC from 2003 to 2009:

Length of Highways and Expressways in the PRC

Source: 2010 China Statistical Yearbook, National Bureau of Statistics of the PRC

The continuing efforts by the PRC government to expand its road transportation network has, in turn, increased the use of long-haul logistics and transportation vehicles such as trucks. Increasing domestic commerce as well as import and export activities in the PRC have also increased freight transportation on highways and expressways in the PRC, which has increasingly driven the demand for trucks. The following chart illustrates the total freight and highway freight transport turnover in the PRC from 2003 to 2009:

Total Freight and Highway Freight Transport Turnover in the PRC

Source: 2010 China Statistical Yearbook, National Bureau of Statistics of the PRC

Growth of the Commercial Vehicle Market in the PRC

Commercial vehicles generally refer to heavy-duty, medium-duty, light-duty and mini trucks, large, medium and small buses, and off-road vehicles. With the rapid growth of the PRC economy, the development of transportation infrastructure and the increased volume of trade and commerce, the demand for commercial vehicles has also increased in recent years. The following chart illustrates the breakdown of historical and forecast commercial vehicle sales volume in the PRC and the corresponding CAGR from 2005 to 2010:

Commercial Vehicle Sales Volume in the PRC

Source: China Association of Automobile Manufacturers, China Construction Machinery Association, Frost & Sullivan Report

With this continuously increasing sales volume, there are currently a significantly large number of commercial vehicles in use in the PRC. It is estimated that there will be approximately 23.7 million commercial vehicles in use in the PRC by the end of 2010 as compared to approximately 4.8 million commercial vehicles expected to be produced in the same year, according to the Frost & Sullivan Report. The following chart illustrates the breakdown of the historical and forecast volume of commercial vehicles in use in the PRC and the corresponding CAGR from 2005 to 2010:

Volume of Commercial Vehicles in Use in the PRC

Source: China Association of Automobile Manufacturers, China Construction Machinery Association, Frost & Sullivan Report

Overview of the Commercial Vehicle Wheel Market in the PRC

The PRC commercial vehicle wheel market can be primarily divided into two categories: (i) the commercial vehicle wheel aftermarket and (ii) the commercial vehicle wheel OEM market. The following charts illustrate the historical and forecast market size of the commercial vehicle wheel industry in the PRC from 2005 to 2010 by production volume and production value, respectively. The PRC production volume and production value data in these charts, as well as the other market data about the PRC commercial vehicle wheel market contained in this prospectus, does not include wheels manufactured in the PRC and exported to customers outside the PRC.

Commercial Vehicle Wheel Market Size (by Production Volume) in the PRC

Source: Frost & Sullivan Report

Commercial Vehicle Wheel Market Size (by Production Value(1)) in the PRC

Source: Frost & Sullivan Report

(1)	Production value represents production volume multiplied by average market price.

The increase in market size value in 2008 was mainly due to an increase in the cost of steel during the period, which in turn leads to an increase of sales price.

Commercial Vehicle Wheel Aftermarket

The sales of commercial vehicle wheels in the PRC aftermarket have continued to increase in line with the increase of commercial vehicles in use. The Frost & Sullivan Report projects that the total size of the aftermarket for commercial vehicle wheels in terms of production value in the PRC will increase from approximately RMB5.2 billion in 2010 to RMB10.7 billion in 2015, representing a CAGR of 15.5%, which is greater than that of the OEM market. In particular, tubeless wheels have become increasingly more popular in the aftermarket compared to the OEM market in recent years, as commercial vehicle users in the aftermarket generally prefer the lighter weight and greater safety of tubeless wheels, while OEM customers tend to purchase more tubed wheels due to cost concerns.

A warranty period for new vehicles is typically three to six months for trucks and six to twelve months for buses and off-road vehicles. Upon expiration of the warranty period, commercial vehicle users tend to purchase replacement wheels provided by independent manufacturers as opposed to OEMs, as wheels provided by independent manufacturers in the aftermarket generally have better quality with competitive prices than those provided by OEMs and are more widely accessible. Commercial vehicle users typically purchase wheels at the truck repair stores where their vehicles are serviced and maintained, and the truck repair stores normally purchase wheels from automotive component distributors in the aftermarket. Commercial vehicle users consider various factors when replacing wheels on their vehicles, including product quality, value for money, after-sales service and brand reputation.

Commercial Vehicle Wheel OEM Market

With respect to the OEM market in the PRC, there are two major types of market participants: (i) captive manufacturers of OEMs and (ii) independent manufacturers. According to the Frost & Sullivan Report, the PRC commercial vehicle wheel OEM market in terms of production value is expected to increase from approximately RMB9.5 billion in 2010 to RMB13.2 billion in 2015, representing a CAGR of 6.8%. Large OEMs typically use captive manufacturers. Captive manufacturers are either subsidiaries or affiliates of OEMs, and their primary business is to supply such OEMs with particular automotive components. Captive manufacturers generally limit their product offerings to the makes and models of the commercial vehicles manufactured by their OEM parents or affiliates, and provide after-sales warranty services through such OEMs’ dealer networks. Independent wheel suppliers, on the other hand, are not affiliated with OEMs. As a result, they generally have a broader clientele and range of product offerings and are able to provide after-sales warranty services for their wheel products through their own distribution networks in addition to multiple OEMs’ dealer networks.

According to the Frost & Sullivan Report, OEMs increasingly use non-captive independent wheel suppliers for wheels, as evidenced by the increase in the market share of wheels supplied by independent wheel suppliers from approximately 42.9% in 2006 to 61.2% in 2009 in terms of production units in the PRC OEM market. The increase of independent manufacturers’ market share in the PRC OEM market results primarily from the fact that independent manufacturers have product development capabilities that can meet the product quality requirements of OEMs and often offer more favorable prices and delivery timing than those of captive manufacturers.

Competitive Environment

The PRC commercial vehicle wheel market has experienced market consolidation during the past few years. In 2009, the five largest wheel manufacturers in the PRC accounted for approximately 43.5% of the market share in terms of sales volume. We are the largest commercial vehicle wheel manufacturer in the PRC in terms of sales volume. The table below sets forth the market shares of us and the four other largest wheel manufacturers in the commercial vehicle wheel market in the PRC in 2009 in terms of sales volume:

Company	% in the PRC Commercial Vehicle Wheel Market in 2009 in Terms of Sales Volume
China Zenix Auto International, Ltd.	16.6%
Shandong Xingmin Wheel Co., Ltd.	9.7%
Dongfeng Motor Wheel Co., Ltd.	8.8%
Changchun FAWAY Automobile Components Co., Ltd.	5.3%
Bengbu Jianghuai Wheel Co., Ltd.	3.1%

Total	43.5%

Source:Frost & Sullivan Report

The aftermarket is relatively more fragmented than the OEM market. According to the Frost & Sullivan Report, except for our company, which was the largest commercial vehicle wheel manufacturer in the aftermarket in 2009 with a market share of approximately 22.9% in terms of sales volume, the rest are mostly smaller market players, with the next largest commercial vehicle wheel manufacturer having approximately 5.6% of the market share in 2009 in terms of sales volume. In the OEM market, the five largest commercial vehicle wheel manufacturers had a market share of approximately 50.0%, with us, Dongfeng Motor Wheel and Shandong Xingmin Wheel being the largest three, having a market share of approximately 13.1%, 12.8% and 11.9%, respectively, in 2009 in terms of sales volume.

Entry Barriers

In general, barriers to entry in the PRC commercial vehicle wheel industry include high requirements for capital and manufacturing know-how, due to the complexity of the production process. In the aftermarket, large suppliers need to have diversified product offerings to meet the demands for a wide range of wheel types from different customers. Furthermore, aftermarket wheel suppliers need extensive sales and distribution networks in order to easily reach customers. In addition, factors that aftermarket customers typically consider when choosing products include product quality, value for money, after-sales service and brand reputation.

OEMs consider many factors in selecting suppliers, including price, product quality, technology and ability to develop new products, production scale, delivery timeliness, after-sales service and customer relationships. These factors result in a relatively higher barrier for independent wheel providers to enter the PRC commercial vehicle wheel OEM market. We believe that commercial vehicle wheel manufacturers possessing these qualities will be able to sustain and grow their share of this market.

International Commercial Vehicle Wheel Market

According to the Frost & Sullivan Report, the size of the commercial vehicle wheel market in India is projected to increase from approximately US$280.3 million in 2010 to approximately US$511.8 million in 2015, representing a CAGR of 12.8%. The size of the commercial vehicle wheel market in North America and Europe is expected to be approximately US$3.8 billion and US$2.2 billion, respectively, in 2010. All of these three markets are relatively concentrated, as the three largest wheel manufacturers in each of India, North America and Europe accounted for approximately 80.0%, 85.0% and 90.0% of the respective commercial vehicle wheel market in 2009. In addition, aluminum wheels currently are more widely used in North America and Europe in comparison to the PRC or India. The sales volume of aluminum wheels account for 40.0% and 25.0% of the total sales of commercial vehicle wheels in North America and Europe, respectively, in 2009. These large international commercial vehicle wheel markets present an important opportunity to PRC wheel manufacturers. In order to successfully expand to international markets, PRC wheel manufacturers will need to promote their product quality and brand name to end-users and OEMs, expand their distribution networks and build strong relationships with OEMs by demonstrating their production capacity, research and development capabilities and competitive pricing, according to the Frost & Sullivan Report.

OUR BUSINESS

Overview

We are the largest commercial vehicle wheel manufacturer in the PRC in both the aftermarket and OEM market in terms of sales volume, according to the Frost & Sullivan Report. We continuously increased our leading market share from approximately 12.3% in 2007 to 16.6% in 2009 which was approximately 70.0% larger than that of the second largest commercial vehicle wheel manufacturer in the PRC in 2009. We believe that our products enjoy premium brand recognition in the industry, especially among end-users. We also export our products to more than 30 countries worldwide.

We design, manufacture and sell high quality steel wheels that are widely used by most types of commercial vehicles. Our product offering is one of the most diversified in the PRC commercial vehicle wheel industry. We currently offer more than 230 series of tubed steel wheels (which are typically used for commercial vehicles using tires that contain a rubber inner tube), tubeless steel wheels (which are typically used for commercial vehicles using tubeless tires), and off-road steel wheels (which are typically used for construction and other types of off-road vehicles). Each series of steel wheels comes in a range of performance specifications, sizes and colors to meet the various requirements of our customers. We believe that our products are well recognized for safety, strength and durability by our customers, especially under extreme road conditions. According to tests conducted by the National Automobile Quality Supervision and Test Center (Xiangfan) and the Fujian Inspection and Research Institute for Product Quality, a PRC provincial testing institute, our products exceed industry standards in all major technical aspects, including safety, durability and stability. In particular, we have developed a type of tubeless steel wheel using a patented production technique on the design of the wheel disc. This type of wheel, other than its improved strength and reduced weight, exceeds industry standard in terms of durability by approximately three times, according to a test conducted by the National Automobile Quality Supervision and Test Center (Xiangfan). In addition, we have won a number of awards in the PRC, including The Most Influential Brands in the PRC Machinery Industry in 2009, in recognition of our brand awareness and recognition as well as market share in the industry, The Leading Enterprises of the PRC Wheel Industry in 2009, in recognition of our leading revenue in the industry, and Top 20 PRC Automotive Component Manufacturers in 2009, in recognition of our leading overall business operation capabilities in the industry.

We have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network which is the most extensive distribution network among commercial vehicle wheel manufacturers in the PRC, according to the Frost & Sullivan Report. As of December 31, 2010, our distribution network consisted of more than 4,600 distributors, including 23 tier-one distributors, 2,143 exclusive tier-two distributors and 2,492 non-exclusive tier-two distributors, throughout the PRC. Our OEM customers included more than 70 automotive manufacturers in the PRC as of December 31, 2010, including the group members of a number of large PRC commercial vehicle manufacturers such as SAIC-IVECO Hongyan Commercial Vehicle, Beiqi Foton Motor, Baotou Bei Ben Heavy-Duty Truck, Zhengzhou Yutong, FAW Jiefang Automotive and Dongfeng Motor. In international markets, we sold our products to more than 70 distributors in the aftermarket and directly to six OEMs as of December 31, 2010, including Tata Motors of India, Tokyo Sharin of Japan and Mahindra of India. India is currently our largest international market, with Tata Motors being our largest customer worldwide in 2008 and 2010 and second largest customer worldwide in 2009.

We have five manufacturing facilities across China, located in Zhangzhou, Fujian Province, Langfang, Hebei Province, Chengdu, Sichuan Province, Hefei, Anhui Province and Benxi, Liaoning Province. These manufacturing facilities are strategically located in close proximity to our steel suppliers, our OEM customers or ports for export, which we believe provide us with a significant advantage in production costs. Since our inception in 2003, we have established an integrated production platform covering all aspects of the design and production of a wide range of steel wheels, enabling us to quickly develop high quality products which are responsive to our customer needs, as well as to continuously improve our manufacturing process and operational efficiency.

We are committed to the research and development of new models of wheels as well as ongoing enhancements in existing product quality and production technology, in order to effectively adapt to the changing demands of our customers for better quality wheel products, as well as to improve our production efficiency. We maintain our own research and development team which we believe is one of the largest in the PRC commercial vehicle wheel industry, with 286 employees as of December 31, 2010 most having 10 to 20 years of experience in the industry. As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of the date of this prospectus, we own a total of 92 patents in the PRC, including three invention patents, 69 utility model patents and 20 design patents.

We place great emphasis on quality control in our operations and have implemented quality control procedures throughout our production process. Our comprehensive quality management system has been awarded ISO/TS 16949 quality management system certification since 2007, which certifies the satisfaction of specific quality management system requirements for the design and development, production and, when relevant, installation and service of automotive-related products, and ISO 9001:2000 quality management system certification from 2003 to 2006, which certifies the satisfaction of specific quality management system requirements for an organization to consistently provide products that meet customer and applicable regulatory requirements. At our headquarters in Zhangzhou, Fujian Province, we have also maintained one of the national wheel test centers designated by the PRC government for the testing of the specifications and roadworthiness of wheels sold in the PRC since September 2008. This test center has been granted ISO/IEC 17025 certification, which certifies the satisfaction of the general requirements to carry out tests and/or calibrations.

In 2008, 2009 and 2010, we had revenue of RMB1,835.0 million, RMB2,139.2 million and RMB3,199.8 million (US$484.8 million), respectively, representing an increase of 16.6% from 2008 to 2009 and an increase of 49.6% from 2009 to 2010. In 2008, 2009 and 2010, we had profit of RMB133.0 million, RMB183.4 million and RMB327.8 million (US$49.7 million), respectively, representing an increase of 37.9% from 2008 to 2009 and an increase of 78.7% from 2009 to 2010.

Our Competitive Strengths

We believe that the following competitive strengths have enabled us to achieve our leadership position in the commercial vehicle wheel industry in the PRC and to establish a strong presence internationally:

The largest commercial vehicle wheel manufacturer in the PRC with, in our belief, premium brand recognition in the industry, especially among end-users, and diversified customer base in both the aftermarket and OEM market in the PRC and internationally.

We are the largest commercial vehicle wheel manufacturer in the PRC in both the aftermarket and OEM market in terms of sales volume, according to the Frost & Sullivan Report. We continuously increased our leading market share from approximately 12.3% in 2007 to 16.6% 2009, which was approximately 70.0% larger than that of the second largest commercial vehicle wheel manufacturer in the PRC in 2009. We believe that we have also established premium brand recognition in the PRC commercial vehicle wheel industry, especially among end-users. Our “Zhengxing” branded wheels are one of the most recognized brands by end-users in the PRC, according to the Frost & Sullivan Report. In addition, we have won a number of awards in the PRC, including The Most Influential Brands in the PRC Machinery Industry in 2009, in recognition of our brand awareness and recognition as well as market share in the industry, The Leading Enterprises of the PRC Wheel Industry in 2009, in recognition of our leading revenue in the industry, and Top 20 PRC Automotive Component Manufacturers in 2009, in recognition of our leading overall business operation capabilities in the industry.

Moreover, we have a diversified customer base with our products being sold in both the aftermarket and OEM market in the PRC and internationally. We sell our products to end-users in the PRC aftermarket through our nationwide distribution network, consisting of more than 4,600 distributors as of December 31, 2010, which is the most extensive distribution network among commercial vehicle wheel manufacturers in the PRC, according to the Frost & Sullivan Report. Our OEM customers included more than 70 automotive manufacturers in the PRC as of December 31, 2010, including the group members of a number of large PRC commercial vehicle manufacturers. In international markets, we sold our products to more than 70 distributors in the aftermarket and directly to six OEMs in more than 30 countries worldwide as of December 31, 2010.

We believe that our leading market position and premium brand recognition enable us to reinforce our position as a manufacturer of choice for aftermarket end-users and OEMs in the PRC and increasingly in international markets, and well position us to capture future growth opportunities in these markets.

Comprehensive, high quality product offering, with premium pricing, covering most types of commercial vehicles.

We offer a broad range of high quality steel wheels. Our product offering is one of the most diversified among commercial vehicle wheel manufacturers in the PRC, according to the Frost & Sullivan Report, and currently covers most types of commercial vehicles. We offer more than 80 series of tubed steel wheels, more than 70 series of tubeless steel wheels and more than 80 series of off-road steel wheels. We believe that this broad range of products provides us with a competitive advantage over our competitors, enabling us to supply wheels for most types of commercial vehicles in the aftermarket and OEM market. Our diversified product offering also enables us to capture opportunities in the aftermarket, which is characterized by demand for a wide range of wheel types and sizes, but each in relatively small quantities, as well as to meet the various specifications required by OEMs and to adapt to changes in their requirements as they arise.

We focus on developing and manufacturing steel wheels with enhanced safety, strength and durability while, to the extent possible, reduced weight (and thus improved fuel efficiency). We believe that our products are well recognized by our customers for their excellence in these key areas, especially under extreme road conditions. According to tests conducted by the National Automobile Quality Supervision and Test Center (Xiangfan) and the Fujian Inspection and Research Institute for Product Quality, a PRC provincial testing institute, our products exceed industry standards in all major technical aspects, including in fatigue tests to determine how long the wheel can last and pulsation tests to determine a wheel’s ability to roll smoothly on the road. In particular, we have developed a type of tubeless steel wheel using a patented production technique on the design of the wheel disc. This type of wheel, other than its improved strength and reduced weight, exceeds industry standard in terms of durability by approximately three times, according to a test conducted by the National Automobile Quality Supervision and Test Center (Xiangfan). We achieve the production of our high quality products through various measures, including direct sourcing of key raw materials and proprietary manufacturing know-how. For example, we source steel, our principal raw material, with specific requirements for strength and durability directly from reputable steel suppliers rather than through steel distribution channels. We also adopt an advanced spinning and pressing technique for the shaping of wheel discs which are fitted into the center of wheel rims. By spinning and pressing the wheel disc instead of simply pressing it into the desired shape, which is the traditional method employed, we can reduce the weight of the wheel disc and amount of steel used. Furthermore, we have established a comprehensive quality management system throughout our manufacturing process from procurement to delivery, in accordance with ISO/TS 16949 quality management requirements.

Our high quality product offering, together with our leading market position, result in strong demand for our products and generally enable us to set the prices of our products at a premium. Also, as wheels generally extend the useful lives of tires, which are usually more expensive than wheels, we believe that wheels are typically less subject to downward price pressure by end-users and end-users are usually willing to pay higher prices for high-quality wheels, like ours, thus strengthening our ability to set the prices of our products. The Frost & Sullivan Report predicts that prices of wheels in the PRC OEM market will increase from 2009 to 2015.

The most extensive distribution network in the PRC aftermarket, consisting of more than 4,600 distributors throughout the PRC.

We have the most extensive distribution network among commercial vehicle wheel manufacturers in the PRC, according to the Frost & Sullivan Report, which has contributed to our leadership position in the PRC aftermarket. As of December 31, 2010, we had 23 tier-one distributors, 2,143 exclusive tier-two distributors and 2,492 non-exclusive tier-two distributors, covering 30 of the 31 provinces, autonomous regions and municipalities in the PRC. We sell our products to tier-one distributors with whom we have direct contractual relationships. In turn, our tier-one distributors sell our products to tier-two distributors which are divided into exclusive and non-exclusive distributors, depending on whether they only sell steel wheels manufactured by us. Our exclusive tier-two distributors also use our “Zhengxing” brand in their signage and follow decoration and product display standards based on our requirements. We believe that our extensive distribution network provides us with a distinct competitive advantage over our competitors because it enables us to: (i) reach end-users across China in a cost-effective manner, thereby increasing our penetration of the fragmented PRC aftermarket, (ii) closely monitor market trends and end-user preferences, enabling us to swiftly meet end-user demands, and (iii) lower our logistics costs as we can get our products to end-users quickly and efficiently through our distributors.

To maximize the benefits of our network, our sales and marketing team manages and supports our distributors in a variety of ways, including through our contractual arrangements with distributors, annual evaluations, regular visits and inspections, and periodic training. We believe that the combination of our extensive distribution network and our effective management of such network provides us with the broadest coverage among PRC commercial vehicle wheel manufacturers, which has contributed to our leadership position in the PRC aftermarket and presents a significant barrier to entry in that market.

Strategically located manufacturing facilities with large production scale and integrated production platform, which we believe provide us with a significant advantage in production costs.

Our five manufacturing facilities are strategically located in close proximity to our steel suppliers, our OEM customers or ports for export in multiple regions across China. In particular, our manufacturing facilities in Langfang, Hebei Province and Benxi, Liaoning Province are located close to our steel suppliers, and our manufacturing facilities in Chengdu, Sichuan Province and Hefei, Anhui Province are located close to our OEM customers. Our manufacturing facilities in Zhangzhou, Fujian Province are located close to ports for export. By placing our facilities in these key locations, we can: (i) reduce our raw material and product delivery transportation costs, which is an important cost component of both our raw materials and steel wheels, (ii) respond to changes in customer demand quickly, and (iii) access a sufficient supply of skilled local labor force at relatively low cost compared to the labor cost at major urban centers in the PRC.

With these manufacturing facilities, we have the largest production capacity of any commercial vehicle wheel manufacturer in the PRC, according to the Frost & Sullivan Report. As of December 31, 2010, our manufacturing facilities had an aggregate annual production capacity of approximately 12.5 million units of steel wheels. The scale of our operations allows us to achieve a greater degree of economies of scale as we increase our production volume. In addition, as the largest commercial vehicle wheel manufacturer in the PRC, we are able to develop strong relationships with our suppliers and obtain our key raw materials and supplies at competitive prices. For example, we have a more than seven-year relationship with Benxi Iron & Steel, our primary steel supplier, which provides us with steel meeting our specific requirements, allowing us to optimize our production process and increase our raw material utilization rate. In addition, we generally are able to purchase steel at prices slightly lower than the prevailing market prices because of our large volume of purchases.

Our production platform is also highly integrated, which enables us to produce key wheel components internally, thus lowering our production costs. For example, we process raw steel from our suppliers and turn it into rim-shaped steel for the production of our tubed steel wheels, which gives us a cost advantage compared to our competitors which generally procure rim-shaped steel from third-party suppliers. In addition, when we commence production of new products, we design and manufacture different molds in-house, based on different customers’ requirements and market needs, which are then used in the production process. With our industry-leading production scale in the PRC and integrated production process, we are able to manufacture a wide variety of molds and quickly commence commercial production of multiple new wheel models at the same time.

We believe that the combination of our strategically located manufacturing facilities, economics of scale, strategic supplier relationships and integrated production provides us with a significant advantage in production costs over our competitors.

Strong research and development capabilities and a large intellectual property portfolio.

We have established strong research and development capabilities which are an important competitive factor in the commercial vehicle wheel industry, particularly for OEM customers who prefer to work with wheel manufacturers that can quickly develop safe, strong, durable and/or light-weight wheels meeting their specifications. We maintain our own research and development team which we believe is one of the largest in the commercial vehicle wheel industry in the PRC, with 286 employees as of December 31, 2010. Most members of this team have 10 to 20 years of experience in the industry, and they utilize advanced software and facilities in their product research and development, such as specialized computer software that enables us to create three-dimensional designs for the development of new types of wheels. Our research and development efforts currently focus on the development of new models of wheels, and we have developed and commercialized approximately 80, 100 and 130 new models of steel wheels in 2008, 2009 and 2010, respectively. We also focus on making ongoing enhancements in existing product quality and production technology so as to improve, among other things, the safety, strength and balance, and reduce the weight, of our products. In addition, our research and development team works closely with our sales and marketing team which collects requests regarding new wheel products and feedback on product quality and improvements from our distributors and OEM customers.

As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of the date of this prospectus, we own a total of 92 patents in the PRC, including three invention patents, 69 utility model patents and 20 design patents. The benefits of our patented technology include, among other things, improving the performance of our wheels and increasing the utilization of raw materials. For example, we have developed a tubeless steel wheel production method that is patented and unique. It utilizes certain processes normally only used in the production of tubed steel wheels to produce tubeless steel wheels with enhanced strength and durability. We first commercialized tubeless steel wheels using this innovative production method in 2008. We are also in the process of using this patented method to develop light-weight tubeless steel wheels.

In addition, at our headquarters in Zhangzhou, Fujian Province, we have maintained one of the national wheel test centers designated by the PRC government for the testing of the specifications and roadworthiness of wheels sold in the PRC since September 2008. This test center has been granted ISO/IEC 17025 certification. It enables us to quickly test our new products onsite, thereby shortening our product development cycle to less than 30 days, which we believe is significantly less than that of our competitors.

An experienced and committed management team with in-depth managerial and industry knowledge and experience.

Our management team consists of an experienced group of professionals who led us to achieve our current leadership position in the commercial vehicle wheel market in the PRC in less than ten years from our inception in 2003 and positioned our company to take further advantage of the growing commercial vehicle wheel market. Our management has significant industry and managerial knowledge, skill and experience and strong connections throughout the industry. For example, our founder, chairman and chief executive officer, Mr. Jianhui Lai, has over 20 years of experience in the commercial vehicle wheel industry in the PRC, particularly in managing vehicle wheel businesses. Mr. Lai was awarded The Outstanding Private Entrepreneur in the PRC in 2004 and The Outstanding Individual of the PRC Automotive Industry in 2008, in recognition of his business achievements and stature in the industry. In addition, our chief technology officer, Mr. Guohe Zhang, who leads our research and development team, has over 40 years of research and production technology management experience in the commercial vehicle wheel and machinery industry in the PRC. Mr. Zhang received the Jiangsu New Product Development Golden Bull Award in 1990, in recognition of his achievements in research and development. Our deputy chief executive officer and chief sales and marketing officer, Mr. Junqiu Gao, has over 20 years experience in sales, marketing and management in the commercial vehicle wheel and machinery industry in the PRC and also has a background in engineering. Our management team’s in-depth knowledge of the commercial vehicle wheel industry and understanding of our customers’ needs have contributed to the high quality and broad range of our products. Furthermore, most members of our management have extensive experience working together and have been with us since our inception. We believe that our experienced and committed management team will enable us to continue to capture market opportunities and ensure our future growth.

Our Strategies

Our strategic objective is to further strengthen our leadership position in the commercial vehicle wheel industry in the PRC and continue to penetrate into select international markets. We intend to achieve our objective by implementing the following strategies. We can provide no guarantee, however, that we will be able to achieve this strategic objective.

Continue to strengthen our market leadership position in the PRC by increasing our penetration of the PRC aftermarket and enhancing our established relationships with PRC OEM customers.

We will continue to promote our brand name and reputation in the PRC market as a supplier of choice for a broad range of innovative, high quality commercial vehicle wheel products and to enlarge our leading market share in the commercial vehicle wheel market. In particular, we intend to further solidify our leadership position in the PRC aftermarket, which we believe presents high growth opportunities. While the size of the PRC OEM market has been, and is expected for the foreseeable future to be, larger than the PRC aftermarket in terms of sales volume and revenue, the PRC aftermarket is expected to grow at a much higher rate, according to the Frost & Sullivan Report. In this regard, we will continue to expand our distribution network, with a focus on further penetrating medium- and small-sized cities and rural areas in the PRC. We will also expand our sales and marketing team to approximately 260 employees by the end of 2011 from 248 employees as of December 31, 2010 and increase our marketing activities, including conducting promotional and advertising activities in the PRC, and provide further training to our distributors so that they can promote our products to end-users more effectively. In the PRC OEM market, we plan to continue to strengthen our existing relationships with leading commercial vehicle OEMs as their preferred wheel supplier. We plan to achieve this goal by utilizing our continuously expanding nationwide distribution network to provide aftermarket sales service and support to end-users for OEM customers across the PRC. We believe this (i) benefits OEMs because end-users generally prefer commercial vehicles that can be easily serviced at a variety of locations and (ii) leads to high brand awareness of our products among end-users in the aftermarket, resulting in some end-users requesting that our wheels be used on the OEMs’ vehicles at the time of purchase. In addition, we plan to enhance our research and development capabilities in order to continue to develop products meeting the specific requirements and changing needs of our PRC OEM customers and leverage the strategic locations of our nationwide manufacturing facilities to further improve our ability to promptly meet the demands of our PRC OEM customers. For example, we recently used our proprietary manufacturing technique to develop a new type of tubed steel wheel with improved strength and durability primarily for use by heavy-duty trucks in mines, based on the specific requirements of one of our OEM customers. We believe that maintaining strong relationships with multiple OEMs will enable us to acquire additional market share in the PRC OEM market and fully benefit from the ongoing trend of OEMs increasingly outsourcing the production of commercial vehicle wheels.

Continue to broaden our product offerings, with a focus on expanding tubeless steel wheel product offerings and developing aluminum wheels.

We offer a comprehensive range of products in the commercial vehicle wheel industry in the PRC, and we will continue to lead the development of new products to satisfy the needs of our customers. We believe that having a broad product offering enables us to effectively address market trends and thereby maintain and enhance our leading market share and our profit margins. In particular, we will continue to expand our range of tubeless steel wheels, which are being increasingly adopted in lieu of tubed steel wheels and offer higher profit margins compared to tubed steel wheels. This expansion is a continuous process driven by market demand (as such, our execution of this strategy is generally not tied to fixed milestone targets). We also anticipate that commercial vehicles will increasingly use wheels made of aluminum instead of steel in the future, and we are initiating efforts in this regard including conducting research and development and obtaining initial government approvals in November 2010 for the establishment of an aluminum wheel manufacturing facility in the PRC. We believe we are well positioned to enter the aluminum wheel market. As the performance specifications of aluminum wheels are similar to those of steel wheels, we believe that our deep expertise in steel wheel design and production will enable us to efficiently develop a range of high quality aluminum wheel products, and starting in mid-2011 we plan to commence recruiting additional industry experts to further enhance our design and production capabilities. We are also developing a specialized production process designed for manufacturing aluminum wheels for commercial vehicles, focusing currently on various technical aspects of the process. As we develop our product designs, we anticipate that we will be able to initiate commercial aluminum wheel production quickly, as the raw materials required for aluminum wheels are readily accessible and we are in the process of obtaining the principal machinery required for aluminum wheels from overseas suppliers. We also expect that our relatively low cost of production in the PRC, including labor, utilities and land cost, will allow us to compete effectively against international manufacturers of commercial vehicle aluminum wheels. By developing different types of high quality aluminum wheels and being an early market entrant, we believe that we will be well positioned to capture future growth in the market for aluminum wheels in the PRC as it emerges and also to enter select international markets over time.

Strategically expand in international markets, in particular India and select countries in Southeast Asia and the Middle East.

We intend to increase our sales to select international markets and enhance brand awareness of our products outside the PRC. Leveraging our broad range of high quality products, product development capabilities and cost advantages, we believe that we will be able to further expand sales of our products in a number of international markets. We plan to further increase our distribution network and sales in India, select countries in Southeast Asia and the Middle East which we believe present attractive market opportunities. We expect that the number of our distributors will increase to approximately five, 42 and 25 by the end of 2011 from one, 37 and 18 as of December 31, 2010 in India, select countries in Southeast Asia and the Middle East, respectively. We intend to further penetrate the Indian market by increasing our network of distributors in India, expanding and deepening our relationships with Indian OEMs and increasing our sales and marketing activities in India. In this regard, we have increased and plan to further increase the frequency of our visits to these OEMs and have entered into strategic cooperation agreements with those of them who are our ten largest international customers. We also plan to establish a manufacturing facility in India. For select countries in Southeast Asia and the Middle East, we will continue to increase our sales network by developing relationships with local distributors, as well as making selective acquisitions of local distributors. In North America and Europe, we will focus on partnering with local distributors to increase our sales in the aftermarket as well as to OEMs to establish our brand name in those markets. With respect to such selective acquisitions of and partnerships with local distributors, we are currently in the preliminary stages of identifying and evaluating market participants. We will also explore opportunities to export aluminum wheels to North America and Europe as we build up our product portfolio and production capacity for aluminum wheels.

Continue to strengthen manufacturing capabilities and expand production capacity.

To achieve our strategic goal of strengthening our market leadership position in the PRC and increase our penetration of select international markets, we will further increase our manufacturing capabilities and production capacity as market demand grows. We expect to increase our aggregate annual production capacity from approximately 12.5 million units of steel wheels as of December 31, 2010 to approximately 15.0 million units of steel wheels by the end of 2011. To upgrade our manufacturing facilities, we will continue to invest in advanced technologies, equipment and assembly lines. Furthermore, to become a leading aluminum wheel supplier for commercial vehicles in the PRC and over time internationally, we plan to build a state-of-the-art aluminum wheel manufacturing facility with an estimated initial annual production capacity of approximately 500,000 units by 2012. We also intend to continue expanding the production capacity of each of our five existing manufacturing facilities across China. For example, we are in the preliminary planning stages to expand our manufacturing facility in Chengdu, Sichuan Province. In addition, we plan to establish a manufacturing facility in India to support our international expansion and have commenced preliminary market research for this project. We believe that establishing a manufacturing facility in India will reduce our logistics costs and delivery times for transporting products to our Indian customers, including Tata Motors, our largest international customer, and enable us to respond more quickly to customer orders and changing market preferences, thereby allowing us to capture additional market share in the fast-growing Indian commercial vehicle wheel market. In conjunction with the expansion of our production capacity, we intend to improve our production efficiency and operational effectiveness by, among other things, implementing advanced management systems designed to improve performance, such as lean manufacturing techniques and six-sigma quality control processes (we believe that such implementation is an ongoing, iterative process which is generally not characterized by distinct material milestones). In this regard, we have commenced training for our employees of six-sigma quality control processes and are gradually implementing such processes to our business operations.

Further expand and strengthen our PRC aftermarket distribution network, including by increasing geographic coverage and enhancing distributor management.

To further enhance our leadership position in the PRC aftermarket and lead the consolidation in such market, we intend to further expand and strengthen our distribution network from 4,658 distributors as of December 31, 2010 to approximately 4,800 distributors by the end of 2011 by increasing the number of tier-two distributors in the PRC, especially exclusive tier-two distributors. The number of our exclusive tier-two distributors has continuously increased from 657 as of December 31, 2008 to 2,143 as of December 31, 2010. We plan to further increase such number to approximately 2,900 by the end of 2011 primarily by converting certain non-exclusive tier-two distributors to exclusive status and by adding new exclusive tier-two distributors. As part of this conversion process, we have increased and plan to further increase the frequency of our visits to non-exclusive tier-two distributors to improve their understanding of our products and distribution network and management. Our sales and marketing team will also work closely with our exclusive tier-two distributors in the design and branding of their premises and in their marketing activities to ensure consistent branding and maximize our brand awareness in each locale. In addition, we will utilize this network to broaden our penetration of medium- and small-sized cities and rural areas in the PRC. As our distribution network grows, we also plan to strengthen the management and support of our network, primarily by implementing improved inventory management systems, strengthening the inspection and evaluation of our distributors, developing nationwide and localized marketing strategies and enhancing the training of our distributors.

Enhance research and development capabilities to maintain technology leadership in the industry.

We plan to continue to dedicate an increasing amount of resources and efforts to research and development, which is a key competitive factor in the commercial vehicle wheel industry. We currently have research and development centers located at our manufacturing facilities in Zhangzhou, Fujian Province, Langfang, Hebei Province and Hefei, Anhui Province. Our research and development efforts will continue to focus on improving the quality of our existing products, refining our manufacturing processes and production techniques, and introducing new models of steel wheels with innovative designs and superior features. In addition, we have commenced development of aluminum wheels designed for commercial vehicles, including the development of a specialized production process designed for manufacturing aluminum wheels for commercial vehicles. We will continue to focus on utilizing our design expertise and specialized computer software in our product development activities. To further enhance our research and development, we plan to collaborate with leading industry experts in the PRC and internationally. We believe these research and development efforts will help enhance the quality of our products, which we believe will in turn significantly enhance our profitability.

Our Products

We design, manufacture and sell steel wheels in the PRC and internationally, which are used primarily in commercial vehicles. We currently offer more than 230 series of tubed, tubeless and off-road steel wheels, with sizes ranging from 8 to 51 inches in diameter and 3 to 28 inches in width and which meet various specifications (including designs and colors) of our customers. In addition, we also sell our wheel components such as wheel discs to distributors for use in the aftermarket in the PRC and internationally, which accounted for an insignificant portion of our revenue in 2008, 2009 and 2010.

We believe that our broad range of products provides us with a competitive advantage over our competitors, enabling us to supply wheels for most types of commercial vehicles in the aftermarket and OEM market. We also believe that our products are well recognized for safety, strength and durability by our customers, especially under extreme road conditions. In addition, according to tests conducted by the National Automobile Quality Supervision and Test Center (Xiangfan) and the Fujian Inspection and Research Institute for Product Quality, a PRC provincial testing institute, our products exceed industry standards in all major technical aspects, including in fatigue tests to determine how long the wheel can last and pulsation tests to determine a wheel’s ability to roll smoothly on the road. In particular, we have developed a type of tubeless steel wheel using a patented production technique on the design of the wheel disc. This type of wheel, other than its improved strength and reduced weight, exceeds industry standard in terms of durability by approximately three times, according to a test conducted by the National Automobile Quality Supervision and Test Center (Xiangfan).

Tubed Steel Wheels

Tubed steel wheels are typically used with traditional tires which have a tube to seal the air inside. These traditional tires have been or are currently being gradually replaced by tubeless tires in most markets in the world (with tubeless tires being widely used in developed countries and increasingly being used in developing countries). Tubed steel wheels and traditional tires are generally stronger than tubeless steel wheels and tubeless tires, and are generally used on unpaved roadways such as rural areas, construction sites and mines under low driving speed. They are also generally used by commercial vehicles carrying heavy loads on paved roadways, such as highways and city streets. A tubed steel wheel typically consists of a wheel rim, a wheel disc and a locking ring which are assembled together. The locking ring is removable to allow tire mounting.

We currently offer more than 80 series of tubed steel wheels with sizes ranging from 15 to 24 inches in diameter and 4.5 to 14 inches in width. Tubed steel wheels generated 72.3%, 68.0% and 64.6% of our revenue in 2008, 2009 and 2010, respectively.

The following shows the components of our tubed steel wheels:

Tubeless Steel Wheels

Tubeless steel wheels are typically used with tubeless tires. Tubeless tires are more advanced than traditional tires (which have a tube to seal the air inside) primarily in terms of safety (as the air is released slowly when the tire is punctured leading to a gentle deflation of the tire), weight and fuel efficiency. Tubeless steel wheels and tubeless tires are suited for high driving speeds and are generally used on paved roadways such as highways and city streets. A tubeless steel wheel typically consists of a wheel rim and a wheel disc which are assembled together.

We currently offer more than 70 series of tubeless steel wheels with sizes ranging from 8 to 26 inches in diameter and 3 to 20 inches in width. Tubeless steel wheels generated 24.9%, 27.5% and 31.0% of our revenue in 2008, 2009 and 2010, respectively.

The following shows the components of our tubeless steel wheels:

Off-road Steel Wheels

Off-road steel wheels are used in off-road vehicles, which are typically designed for short-distance loading and off-loading purposes at locations such as construction sites and mines. Off-road steel wheels can be tubed or tubeless, typically with larger sizes and stronger or thicker materials compared to our other steel wheels. Off-road steel wheels are generally approximately five to eight times more expensive than our other steel wheels because they require the use of more raw materials and are generally produced in relatively small batches due to the specialized nature of such wheels. A majority of our off-road steel wheels are tubed.

We currently offer more than 80 series of off-road steel wheels with sizes ranging from 15 to 51 inches in diameter and 6.5 to 28 inches in width. We commenced sales of off-road steel wheels in 2008 which accounted for 0.1%, 1.5% and 1.9% of our revenue in 2008, 2009 and 2010, respectively.

The following shows the components of our tubed off-road steel wheels:

Manufacturing

Manufacturing Facilities

We have five manufacturing facilities across China, located in Zhangzhou, Fujian Province (our headquarters), Langfang, Hebei Province, Chengdu, Sichuan Province, Hefei, Anhui Province and Benxi, Liaoning Province. In addition, we are in the preliminary planning stages to expand our manufacturing facilities in Chengdu, Sichuan Province. Our manufacturing facilities are strategically located in close proximity to our steel suppliers, our OEM customers or ports for export. In particular, our manufacturing facilities in Langfang, Hebei Province and Benxi, Liaoning Province are located close to our steel suppliers, and our manufacturing facilities in Chengdu, Sichuan Province and Hefei, Anhui Province are located close to our OEM customers. Our manufacturing facilities in Zhangzhou, Fujian Province are located close to ports for export. These strategic locations enable us to (i) reduce our raw material and product delivery transportation costs, which is an important cost component of both our raw materials and steel wheels, (ii) respond to changes in customer demand quickly, and (iii) access a sufficient supply of skilled local labor force at relatively low cost compared to the labor cost at major urban centers in the PRC.

The following shows the geographic locations of our manufacturing facilities, with annualized production capacity, floor area and number of employees as of December 31, 2010:

Production Capacity

We have the largest production capacity of any commercial vehicle wheel manufacturer in the PRC, according to the Frost & Sullivan Report. As of December 31, 2010, our manufacturing facilities had an aggregate annual production capacity of approximately 12.5 million units of steel wheels, of which 8,920,000 units were tubed steel wheels, 3,555,000 units were tubeless steel wheels and 33,600 units were off-road steel wheels. The size of our manufacturing platform allows us to achieve significant economies of scale as we increase our production volume. With our large scale, we are also able to lower our costs by preparing various wheel components internally.

The following table sets forth the annualized production capacity and utilization rate for each of our manufacturing facilities in 2008, 2009 and 2010:

		Year Ended December 31,
		2008		2009		2010
		Annualized Production Capacity (units)(1)	Utilization Rate (%)	Annualized Production Capacity (units)(1)	Utilization Rate (%)	Annualized Production Capacity (units)(1)	Utilization Rate (%)
Zhangzhou, Fujian Province	Tubed steel wheels	3,900,000	79.8%	3,900,000	89.4%	3,900,000	111.7%
	Tubeless steel wheels	1,555,000	66.3	1,740,000	88.8	2,475,000	81.0
	Off-road steel wheels	625	85.8	15,000	97.3	33,600	92.8
Langfang, Hebei Province	Tubed steel wheels	1,440,000	39.2	1,440,000	77.7	2,140,000	65.4
	Tubeless steel wheels	—	—	—	—	320,000	81.2
	Off-road steel wheels	—	—	—	—	—	—
Chengdu, Sichuan Province	Tubed steel wheels	1,200,000	60.9	1,200,000	85.1	1,680,000	88.1
	Tubeless steel wheels	—	—	—	—	80,000	89.6
	Off-road steel wheels	—	—	—	—	—	—
Hefei, Anhui Province	Tubed steel wheels	500,000	42.1	1,200,000	33.6	1,200,000	63.1
	Tubeless steel wheels	200,000	48.0	480,000	57.5	680,000	79.2
	Off-road steel wheels	—	—	—	—	—	—

Total	Tubed steel wheels	7,040,000	65.6	7,740,000	77.9	8,920,000	89.6
	Tubeless steel wheels	1,755,000	64.2	2,220,000	82.0	3,555,000	80.9
	Off-road steel wheels	625	85.8	15,000	97.3	33,600	92.8

		8,795,625	65.3%	9,975,000	78.9%	12,508,600	87.1%

(1)	Reflects actual production capacity following any ramp up period for new manufacturing facilities.

Our manufacturing facility in Benxi, Liaoning Province produces only wheel discs which are used in the production process by our other manufacturing facilities.

Production Process

Components and Raw Materials

The two principal parts of our steel wheels are a wheel rim, onto which the tire is attached, and a wheel disc which fits into the center of the wheel rim. In addition, our tubed steel wheels use one or more removable metal locking rings attached to the outside edge of a wheel rim so that a tire with inner tube can be mounted. Locking rings are typically assembled to the wheels by our distributors or OEM customers.

Our principal raw materials are steel, as well as other auxiliary materials including welding material, paint and powder coating. We use different types of steel for tubed and tubeless steel wheels. We typically use rim-shaped steel (which we make ourselves using raw steel purchased from our suppliers) for tubed steel wheels and rolled steel plates (i.e., steel which is shaped into plates and rolled in a spool under high heat by the steel manufacturer) for tubeless steel wheels. We have also introduced tubeless steel wheels using rim-shaped steel internally produced by applying our unique patented tubeless steel wheel production method, which provides enhanced strength and durability. Our work-in-progress primarily includes wheel rims, wheel discs and locking rings.

We source our principal raw materials and a majority of locking rings from third-party suppliers and manufacture the remaining wheel components, including rim-shaped steel, wheel rims, wheel discs and the remaining portion of locking rings, internally. We believe that self-producing most of our steel wheel components, in particular rim-shaped steel, enables us to reduce our production costs and production time, ensure timely delivery to meet customers orders, and also ensure high product quality. In addition, as the largest commercial vehicle wheel manufacturer in the PRC, we have been able to maintain a more than seven-year relationship with our largest steel supplier, Benxi Iron & Steel, from whom we source steel that meets our specific requirements. This allows us to optimize our production process and increase our raw material utilization rate.

Steps

Our manufacturing process primarily involves the following steps:

Wheel Rims
Preparation of Raw Materials(1)
Rounding and Welding
Refining
Shaping(1)
Inspection and Testing
Wheel Discs
Preparation of Raw Materials and Stamping
Punching Holes
Spinning and Pressing
Punching Additional Holes
Refining
Inspection and Testing
Wheel Assembly
Welding
Testing
Coating
Packaging

(1)	This step differs for tubed steel wheels and tubeless steel wheels as explained below.

Each of the foregoing manufacturing steps is described below:

Wheel Rims

Preparation of raw materials: For our tubed steel wheels, we press and roll under high heat raw steel sourced from our steel suppliers to form rim-shaped steel, which is then cut into rectangular slices and used in the production of wheel rims.

For our tubeless steel wheels, we flatten rolled steel plates sourced from our steel suppliers and cut it into rectangular slices (with the edges refined), which is then used in the production of wheel rims. We have also introduced tubeless steel wheels using rim-shaped steel internally produced by applying our unique patented tubeless steel wheel production method, which provides enhanced strength and durability. See “—Research and Development” below.

Rounding and welding: The rectangular steel slice is rounded to produce a cylindrical sleeve with the two free edges of the sleeve welded together.

Refining: Surface and welded edges of the sleeve are refined and smoothed.

Shaping: For our tubed steel wheels, the sleeve is expanded and compressed into the required circular shape and becomes a wheel rim.

For our tubeless steel wheels, the sleeve is expanded and rolled (as opposed to being compressed, in order to enhance and improve the safety and weight of the wheel rim) into the required circular shape and becomes a wheel rim.

Inspection and testing: The wheel rim is inspected for sizes and undergoes pulsation tests to determine the wheel’s ability to roll smoothly on the road.

Wheel Discs

Preparation of raw materials: We flatten rolled steel plates sourced from our steel suppliers and stamp the steel to produce multiple rounded plates.

Punching holes: The rounded plate is punched for holes.

Spinning and pressing: The rounded plate is spun and pressed into geometric shape.

Punching additional holes: Additional holes are punched into the edge of the geometric-shaped plate.

Refining: Geometric shape of the plate is refined and the plate becomes a wheel disc.

Inspection and testing: The wheel disc is inspected for its shape and undergoes pulsation tests.

Wheel Assembly

Welding: The wheel rim and the wheel disc are welded together to become a wheel.

Testing: The assembled wheel undergoes pulsation and balancing tests.

Coating: The assembled wheel is coated through pre-treatment and painting or powder coating.

Packaging: Wheels are packaged using cartons, wooden pallets or packaging foil based on customers’ requirements.

Design and Production

We conduct each of the above steps in-house. When we commence production of new products, we design and manufacture different molds, based on different customers’ requirements and market needs, which are then used in the production process. Using specialized computer software that enables us to create three-dimensional designs, our highly experienced research and development team can efficiently develop new molds for most types of commercial vehicle wheels. With our industry-leading production scale in the PRC and integrated production process, we are able to manufacture a wide variety of molds and quickly commence commercial production of multiple new wheel models at the same time, which distinguishes us from our competitors. Our integrated production process also increases our production efficiency and reduces our dependence on third-party suppliers. Our design expertise, large production scale and integrated production process enable us to adjust our production quickly to respond to changes in market demand for our products. It generally takes us less than one week to produce our existing products after we receive purchase orders. For new products, it typically takes us another 20 days for the design and manufacture of new molds and commencement of commercial production.

We maintain separate production lines for our tubed, tubeless and off-road steel wheels, the production of which primarily involves similar processes as described above but different machinery and equipment, molds and techniques. Our production process satisfies ISO/TS 16949 quality management requirements.

Electricity is the primary utility used in our manufacturing process. We receive our electricity supply from local power grids where our plants are located. To date, we have not experienced any material disruption in electricity and other utilities. We sell scrap steel from our manufacturing process to third parties or recycling stations.

Techniques and Machinery

We apply various advanced techniques in our production process, which reduce our production costs and make our wheels superior in terms of strength, durability and/or weight in comparison to the wheels offered by our competitors in the PRC. For example, in the manufacturing of wheel discs, we use a refined and more cost-effective steel cutting technique when stamping the steel. This technique enables us to maximize the number of rounded plates we can stamp from a steel plate, thereby increasing our raw material utilization rate and reducing the amount of scrap steel and in turn our production costs. We also use a spinning and pressing technique when making the plates into a geometric shape. By spinning and pressing the wheel disc instead of simply pressing it into the desired shape, which is the traditional method employed, we can reduce the weight of the wheel disc and amount of steel used without lessening the strength and durability of the wheel disc.

We use various advanced machinery and equipment in our production process, substantially all of which is sourced from PRC machinery and equipment manufacturers. We also imported from Germany an advanced spinning and pressing machine used in the manufacturing of our wheel discs. We are in the process of enhancing the automation of our manufacturing process, which will enable us to increase production efficiency and reduce production costs. Our principal manufacturing machinery and equipment is not difficult to obtain. We have implemented a comprehensive maintenance system for our machinery and equipment. To date, we have not experienced any material or prolonged interruptions of our machinery or equipment due to its failure.

Sales and Marketing

We have a diversified customer base. We offer our products to end-users in the aftermarket in the PRC through our nationwide distribution network. As of December 31, 2010, such network consisted of more than 4,600 distributors, including 23 tier-one distributors, 2,143 exclusive tier-two distributors and 2,492 non-exclusive tier-two distributors, throughout the PRC. We also sell our products directly to OEMS in the PRC. PRC aftermarket sales accounted for 39.2%, 46.8% and 41.3% of our revenue in 2008, 2009 and 2010, respectively. PRC OEM sales accounted for 32.4%, 37.8% and 42.0% of our revenue in 2008, 2009 and 2010, respectively.

In addition, we sell our products outside the PRC to both international distributors in the aftermarket and directly to international OEMs, primarily in India and more than 30 other countries worldwide. International sales accounted for 28.4%, 15.4% and 16.7% of our revenue in 2008, 2009 and 2010, respectively.

In 2008, 2009 and 2010, the aggregate sales to our five largest customers accounted for 28.3%, 21.7% and 23.0% of our revenue, respectively.

We have a dedicated sales and marketing team, which had 236, 237 and 248 employees as of December 31, 2008, 2009 and 2010, respectively, responsible for the sales and marketing of our products and managing and supporting our distributors.

Domestic Sales

Aftermarket Sales

Our products are sold to end-users in the aftermarket in the PRC as replacements for worn out or lower quality wheels through our nationwide distribution network which covers 30 of the 31 provinces, autonomous regions and municipalities in the PRC and includes various distributors, retail stores and repair and maintenance shops. In addition to selling our products, these distributors typically also sell other automotive components. End-users in the aftermarket typically focus on wheel manufacturers’ product quality, value for money, brand reputation, technology and ability to develop new products, delivery timeliness, after-sales service and customer relationships.

As of December 31, 2008, 2009 and 2010, we had 23 tier-one distributors, with whom we have direct contractual relationships. In turn, these tier-one distributors sold our products to 2,541, 3,331 and 4,635 tier-two distributors as of December 31, 2008, 2009 and 2010, respectively. Tier-two distributors are divided into exclusive and non-exclusive distributors, depending on whether they only sell steel wheels manufactured by us. The following table sets forth the total number of our tier-one, exclusive tier-two and non-exclusive tier-two distributors in the PRC as of December 31, 2008, 2009 and 2010, respectively:

	As of December 31,
	2008	2009	2010
Tier-one	23	23	23
Exclusive tier-two	657	1,079	2,143
Non-exclusive tier-two	1,884	2,252	2,492

Total	2,564	3,354	4,658

We generally select our tier-one distributors based on business reputation, size, industry and sales experience, quality of the management team, and prior sales performance, and enter into annual distribution agreements with our tier-one distributors which are renewed automatically every year unless terminated by the parties. Pursuant to our contractual arrangements, (i) our tier-one distributors may not distribute any other commercial vehicle wheel manufacturer’s products, and should sell our products at the suggested prices provided by us, (ii) our tier-one distributors generally cover particular regions and may not distribute our products outside their respective regions, (iii) we set sales targets for our tier-one distributors and generally provide sales incentives or raise credit limits if the sales targets are met or exceeded by our tier-one distributors, (iv) our tier-one distributors are required to provide us a credit deposit typically equal to approximately one-month of indicative annual purchase amount, and depending on the actual sales amount, we typically provide our tier-one distributors a credit term of 45 to 55 days from the receipt of our invoice after product delivery, and (v) our tier-one distributors are typically required to comply with all applicable laws and regulations in distributing our products. We conduct annual evaluations of our tier-one distributors.

We enter into a three-party distribution agreement with each exclusive tier-two distributor and the tier-one distributor covering the particular locale in which the exclusive tier-two distributor is located for a one-year term which is renewed automatically every year unless terminated by the parties. These agreements enable us to directly interact with and monitor our exclusive tier-two distributors while at the same time maximize our efficiency by delegating certain management oversight of our tier-two distributors to the relevant tier-one distributors. Pursuant to our contractual agreements, (i) our exclusive tier-two distributors may not distribute any other commercial vehicle wheel manufacturer’s products, and should sell our products at the suggested prices provided by us and tier-one distributors, (ii) our exclusive tier-two distributors generally cover particular regions and may not distribute our products outside their respective regions, (iii) tier-one distributors set sales targets for our exclusive tier-two distributors and generally provide sales incentives or raise credit limits if the sales targets are met or exceeded by our exclusive tier-two distributors, and (iv) our exclusive tier-two distributors are typically required to comply with all applicable laws and regulations in distributing our products. In order to better enhance our brand recognition, exclusive tier-two distributors display signage and posters bearing our “Zhengxing” brand name and logo and follow decoration and product display standards based on our requirements, with the relevant expenses paid by us. We and our tier-one distributors conduct annual evaluations of our exclusive tier-two distributors.

Although we do not have contractual agreements with our non-exclusive tier-two distributors, we require our tier-one distributors to enforce our pricing policies, guidelines and procedures on the non-exclusive tier-two distributors. Non-exclusive tier-two distributors can distribute other commercial vehicle wheel manufacturer’s products, although in practice, certain of our tier-two distributors voluntarily sell our products on an exclusive basis. Any non-compliance with our guidelines by non-exclusive tier-two distributors will be the responsibility of the relevant tier-one distributors.

Our sales and marketing team monitors, manages and supports the activities of our tier-one distributors and exclusive tier-two distributors to ensure that they comply with our sales guidelines, policies and procedures, and contractual arrangements. Our sales and marketing team regularly visits and inspects distributors, including their inventory levels, and assists and resolves any problems encountered by them. In addition, we provide periodic training to our tier-one distributors and principal exclusive tier-two distributors to impart product-related knowledge and information as well as to improve their sales and marketing skills.

OEM Sales

We also sell our products directly to OEMs in the PRC for use on their commercial vehicles. We had 64, 74 and 71 OEM customers as of December 31, 2008, 2009 and 2010, respectively. Our OEM customers include the group members of a number of large PRC commercial vehicle manufacturers such as SAIC-IVECO Hongyan Commercial Vehicle, Beiqi Foton Motor, Baotou Bei Ben Heavy-Duty Truck, Zhengzhou Yutong, FAW Jiefang Automotive and Dongfeng Motor. When selecting wheel suppliers, OEM customers typically look at factors such as price, product quality (and typically require suppliers to provide product test reports issued by a recognized test center), technology and ability to develop new products that meet their specifications, production scale, delivery timeliness, after-sales service and customer relationships.

Our existing OEM customers typically give us their product specifications and ask us to provide samples. When developing new vehicle models, our OEM customers will often notify us of their plans and ask us to develop new wheel designs meeting their new requirements. Our sales and marketing team also provides samples of our products to existing OEM customers when we develop new models of wheels. After we receive confirmation from the OEM customers that the samples of our products are acceptable to them, we will produce a small amount of the product for test use. Upon satisfactory completion of the test use, we typically enter into framework agreements with our OEM customers which are renewed every year upon mutual agreement unless terminated by the parties, and commence mass production. This process typically takes about six months. In addition, our sales and marketing team proactively contacts, visits and introduces our products to new OEMs to develop new customer relationships, and on occasion OEMs who are not our customers will initiate contact with our company requesting product samples.

Our framework agreements with OEM customers generally set a price, which is subject to periodic revision based on the market price of steel, and the OEM customers place orders from time to time which specify the actual amount of purchases pursuant to the framework agreements. The framework agreements do not contain minimum purchase requirements. Depending on the sales amount, we typically provide our OEM customers in the PRC a credit term of 55 to 75 days from the receipt of our invoice after product delivery.

We have long-term business relationships with most of our OEM customers, and to date we have not had any material disputes with our OEM customers.

International Sales

Our international sales include sales to international distributors which resell our products to OEMs and retail stores, repair and maintenance shops or end-users in the aftermarket, and direct sales to international OEMs. In addition to selling our products, these distributors, retail stores and repair and maintenance shops also typically sell other automotive components. We had 74, 83 and 73 international distributors and seven, seven and six OEM customers as of December 31, 2008, 2009 and 2010, respectively, including Tata Motors of India, Tokyo Sharin of Japan and Mahindra of India. India is currently our largest international market, representing 15.0%, 6.1% and 9.9% of our revenue in 2008, 2009 and 2010, respectively, with Tata Motors being our largest customer worldwide in 2008 and 2010 and second largest customer worldwide in 2009, accounting for 12.9%, 5.3% and 8.3% of our revenue for the 2008, 2009 and 2010, respectively. We also export to more than 30 other countries worldwide, including Indonesia, Malaysia and Thailand.

We typically procure sales to international distributors and OEMs through participation in various exhibitions and seminars for the automotive industry. The selection criteria for international distributors are similar to that for domestic distributors. We enter into strategic cooperation agreements with our ten largest international customers (including distributors and OEMs) which are renewed every three years upon mutual agreement unless terminated by the parties, pursuant to which such customers place orders from time to time that specify the actual price and amount of purchases. These strategic cooperation agreements provide that we are the preferred wheel supplier of these international distributor or OEM customers. We do not have strategic cooperation agreements with our other international distributor or OEM customers, who place orders with us from time to time pursuant to standalone purchase orders. We typically provide our international distributor and OEM customers a credit term of 30 to 45 days from the receipt of our invoice after product delivery. For certain new international customers, we require payment of the entire purchase price at the time of purchase.

Our sales and marketing team periodically visits our international distributors to ensure that they comply with our sales guidelines, policies and procedures and to provide relevant support.

Product Delivery

We generally deliver our products to tier-one distributors and OEM customers in the PRC by truck or by train. We pay the cost of transporting our products to our customers and include such transportation cost in the prices of our products. We make international deliveries primarily by sea. Our export contracts are usually entered into on a Free On Board (FOB) basis, which means that we pay for shipping of the goods to the port of shipment, plus loading costs. Our customers pay freight, insurance, unloading costs and shipping from the port of destination to the factory.

We outsource the delivery of our products to reputable transportation service providers, and on behalf of our international customers, we engage a number of shipping agents to transport our finished products overseas. Our strategically located manufacturing facilities in different regions of China enable us to lower product delivery transportation costs, reduce transit time and satisfy the needs of our customers promptly, which distinguish us from our competitors. To date, we have not experienced any material backlogs or delays in meeting customer orders.

Pricing

We determine the prices of our products on the basis of market supply and demand and adjust such prices from time to time based on the prices of our raw materials, particularly steel. Because of our leading market position and the strong demand for our products, we generally are able to set the prices of our products at a premium and pass on any significant increases in our raw material costs to our customers. Also, as wheels generally extend the useful lives of tires, which are usually more expensive than wheels, we believe that wheels are typically less subject to downward price pressure by end-users and end-users are usually willing to pay higher prices for high-quality wheels, like ours, thus strengthening our ability to set the prices of our products. In addition, we generally reduce the selling prices of our products when there are significant decreases in our raw material costs.

Warranty

In line with market practice, we do not provide exchanges or returns of our products. For our products sold to tier-one distributors and OEMs in the PRC, we allow them to deduct an amount (typically equal to or less than 1.0% of the total invoice amount) from the invoice amount we charge which can be used to cover any defective products. For our PRC aftermarket sales, our tier-two distributors typically provide end-users with product exchanges or returns for defective products within a three-month warranty period. Upon an exchange or acceptance of a return of a defective product, two-tier distributors will either exchange the defective product with, or return the defective product to, their tier-one distributors, or deduct an amount from the invoice payable to their tier-one distributors, depending on their arrangements with the particular tier-one distributors.

We also do not provide any warranty for our products sold to international customers, and we do not provide exchanges or returns of our products for these customers.

Marketing

Our sales and marketing team markets and promotes our brands and products. In the PRC, most of our products are sold under our “Zhengxing” and “Zhengxing Prince” brands, which we use for our more advanced wheels with higher specifications in terms of strength, durability, weight and other factors. We also sell less complex, lower cost products under our “Haixia,” “Zhengchang” and “Lianxing” brands. In the international markets, most of our products are sold under our “CZX” brand.

In the PRC, our sales and marketing team regularly visits our distributors to better understand the needs and requirements of the end-users and any new market trends. We also regularly visit OEM customers to better understand their operations, needs and requirements and to introduce our new products. In addition, we participate in various exhibitions and seminars for the automotive industry to promote and market our products to new customers. Our marketing efforts include advertising on billboards and in automotive magazines and distributing product brochures and product-related gifts such as T-shirts, posters and calendars to our customers and end-users. Generally, we are responsible for our marketing costs, and our distributors typically cooperate with us in conducting our marketing and promotional activities.

In the international markets, our marketing efforts primarily consist of periodic visits to our distributors and OEM customers and participation in various exhibitions and seminars for the automotive industry.

In addition, we maintain a customer service hotline for our customers and end-users to respond to their inquiries and feedback on our products.

Research and Development

We are committed to the research and development of new models of wheels as well as ongoing enhancements in existing product quality and production technology, in order to effectively adapt to the changing demands of our customers for better quality wheel products, as well as to improve our production efficiency. We have established strong research and development capabilities which are an important competitive factor in the commercial vehicle wheel industry, particularly for OEM customers who prefer to work with vehicle wheel manufacturers that can quickly develop safe, strong, durable and/or light-weight wheels meeting their specifications.

We believe that we maintain one of the largest skilled teams of research and development engineers and technicians in the commercial vehicle wheel industry in the PRC. As of December 31, 2008, 2009 and 2010, our research and development department had 210, 244 and 286 employees, respectively, most having 10 to 20 years of experience in the industry. In particular, our chief technology officer, Mr. Guohe Zhang, who leads our research and development team, has over 40 years of research and production technology management experience in the commercial vehicle wheel and machinery industry in the PRC.

We conduct our research and development efforts internally. Our research and development efforts currently focus on the development of new models of steel wheels, and we have developed and commercialized approximately 80, 100 and 130 new models of steel wheels in 2008, 2009 and 2010, respectively. We also focus on making ongoing enhancements in existing product quality and production technology so as to improve, among other things, the safety, strength and balance, and reduce the weight (and thus improve fuel efficiency), of our products, and reduce the overall cost of our production process, as well as to further automate our manufacturing process. For example, we have developed a tubeless steel wheel production method that is patented and unique, whereby we can produce tubeless steel wheels which have enhanced strength and durability by applying certain manufacturing processes traditionally only used for tubed steel wheels. Under this patented method, we use rim-shaped steel (which we make from raw steel by pressing and rolling it under high heat), instead of rolled steel plate, as the raw material, and we apply compression, instead of rolling, at the stage of shaping. Also see “—Production Process” above. We first commercialized tubeless steel wheels using this innovative production method in 2008. We are also in the process of using this patented method to develop light-weight tubeless steel wheels. In addition, we are conducting research and development of commercial vehicle wheels made of aluminum.

Our research and development team works closely with our sales and marketing team which collects requests regarding new wheel products and feedback on product quality and improvements from our distributors and OEM customers. We intend to continue further enhancing our existing research and development efforts.

We maintain a well-equipped research and development center at our headquarters in Zhangzhou, Fujian Province and at our manufacturing facilities in Langfang, Hebei Province and Hefei, Anhui Province, and perform all of our research and development activities in-house. In addition, we utilize advanced techniques in our product research and development, such as specialized computer software that enables us to create three-dimensional designs for the development of new types of wheels.

Furthermore, at our headquarters in Zhangzhou, Fujian Province, we have maintained one of the national wheel test centers designated by the PRC government for the testing of the specifications and roadworthiness of wheels sold in the PRC since September 2008. This test center has been granted ISO/IEC 17025 certification. It enables us to quickly test our new products onsite, thereby shortening our product development cycle to less than 30 days, which we believe is significantly less than that of our competitors. This test center also assists our penetration of the OEM market because OEMs typically require test certifications demonstrating that the wheels they use meet or exceed industry standards.

Intellectual Property

We have developed a large portfolio of intellectual property rights in the PRC to protect the technologies, inventions and improvements significant to our business, and we believe that this is important in order for us to maintain a competitive advantage in the marketplace.

As part of our commitment to research and development, we have amassed a large patent portfolio covering all three types of patents, namely invention, utility model and design patents, through internal development. As of the date of this prospectus, we own a total of 92 patents in the PRC, including three invention patents, 69 utility model patents and 20 design patents. The benefits of our patented technology include, among other things, improving the performance of our wheels and increasing the utilization of raw materials. In particular, our three invention patents relate to enhancing the performance of our wheels and thus extending the useful lives of tires. In addition, as of December 31, 2010, we had registered 505 trademarks with China’s Trademark Office, and are currently in the process of applying for 17 additional trademarks in the PRC. Through the Madrid System for the International Registration of Marks, we have registered two trademarks each with one jurisdiction in the United States and South Korea, respectively. We also have two registered trademarks in Taiwan and one registered trademark in the Special Administrative Region of Hong Kong. These trademarks are primarily related to the name and logo of our company. In 2005, “Zhengxing” was recognized as a “PRC Famous Trademark.”

Although our group developed all of our patented technologies and designs, substantially all of our patents were initially received under the name of Mr. Jianhui Lai, our founder, chairman and chief executive officer. We previously entered into licensing agreements with Mr. Lai under which we were authorized to use such patents for free for a period of ten years commencing from 2007 or 2009. As of the date of this prospectus, we have completed the transfer of all such patents to our group. As of the date of this prospectus, we do not have licensing arrangements with any third party.

We rely primarily on intellectual property laws and contractual arrangements with our employees and others to protect our intellectual property rights. We have entered into agreements with our executive officers and employees involved in technology and research and development, under which intellectual property during their employment belongs to us, and they waive all relevant rights or claims to such intellectual property. Our executive officers and employees involved in technology and research and development are also bound by a confidentiality obligation, and have agreed to disclose and assign to us inventions conceived by them during their term of employment. While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. The counterparties to our confidentiality agreements may not follow such agreements, or our confidentiality agreements may not be enforceable or provide an adequate remedy in the event of an unauthorized use or disclosure. Infringement or misappropriation of our intellectual property could harm our business and competitive position. See “Risk Factors—Risks Relating to Our Business and Industry—Our patents, trademarks and other intellectual property are important assets for our business, and if we are unable to protect them, or if other parties claim we are infringing their intellectual property, then our business, financial condition, results of operations and prospects may be materially and adversely affected.” PRC patent and trademark laws are discussed in greater detail in “Regulation—Other Regulations Relevant to Our Operation.”

Our competitors are also developing and seeking patent protection for technologies in connection with the manufacturing of wheels. We expect these competitors to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending held by others that cover significant parts of our technology or business methods. Disputes over rights to these technologies may arise in the future. We cannot be certain that our products do not or will not infringe valid patents or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Risk Factors—Risks Relating to Our Business and Industry—Our patents, trademarks and other intellectual property are important assets for our business, and if we are unable to protect them, or if other parties claim we are infringing their intellectual property, then our business, financial condition, results of operations and prospects may be materially and adversely affected.”

To date, we have not been a party to any material intellectual property claim. We are not aware of any proceedings concerning, and are not aware of any material claims or infringements of, any intellectual property rights that may be threatened or pending, in which we may be involved whether as a claimant or respondent.

Quality Control and Assurance

We place great emphasis on quality control in our operations and have implemented quality control procedures throughout our production process to ensure consistent product quality that meets our quality control standards and policies. Our products are also subject to customized quality requirements of our customers. Our quality control department works closely with our technology and manufacturing departments to carry out our quality control procedures. Our senior management team is also actively involved in setting our quality control policies.

We have established a comprehensive quality management system from procurement to delivery in accordance with ISO/TS 16949 quality management requirements for our operations. Our comprehensive quality management system has been awarded ISO/TS 16949 quality management system certification since 2007, which certifies the satisfaction of specific quality management system requirements for the design and development, production and, when relevant, installation and service of automotive-related products, and ISO 9001:2000 quality management system certification from 2003 to 2006, which certifies the satisfaction of specific quality management system requirements for an organization to consistently provide products that meet customer and applicable regulatory requirements. In addition, as describe above under “—Research and Development,” at our headquarters in Zhangzhou, Fujian Province, we have maintained one of the national wheel test centers designated by the PRC government for the testing of the specifications and roadworthiness of wheels sold in the PRC since September 2008. This test center has been granted ISO/IEC 17025 certification, which certifies the satisfaction of the general requirements to carry out tests and/or calibrations. We source substantially all of our principal test equipment from PRC suppliers. In addition, representatives of our tier-one distributors, OEM customers and international distributors and OEMs periodically inspect our manufacturing facilities and quality management system.

Our quality control procedures primarily consist of the following:

•

Raw material inspection: We purchase our principal raw materials from selected reputable suppliers (generally in terms of product quality, prices, production capabilities and management) and conduct periodic evaluations of our principal suppliers. All raw materials delivered by suppliers to us are inspected before acceptance to ensure that they comply with our raw material standards.

•

Process control: We have implemented various quality control measures (including conducting various tests such as pulsation and balance tests and inspections of sizes) in each of the key stages of our production process.

•	Product inspection: We examine our finished products for defects.

•

Periodic functionality tests: Based on the requirements of our customers, we conduct periodic functionality tests of our products, including radial fatigue tests, bending fatigue tests, welding strength tests and material inspection.

Suppliers and Procurement

As the largest commercial vehicle wheel manufacturer in the PRC, we are able to develop strong relationships with our suppliers and obtain our key raw materials and supplies at competitive prices. We source almost all of our raw materials from suppliers in the PRC.

Our principal raw material is steel (including raw steel which we make into rim-shaped steel and rolled steel plates) which accounts for substantially all of our total raw material requirements. We purchase steel from a limited number of selected reputable suppliers in the PRC. We generally enter into framework agreements with our steel suppliers which typically set a total purchase amount, pursuant to which we place orders from time to time. These agreements typically have a one-year term and are renewed every year upon mutual agreement. The actual purchase price and amount of steel vary from order to order. Prices of steel are subject to fluctuation depending on supply and demand in the market, and we are generally able to purchase steel at prices slightly lower than the prevailing market prices because of our large volume of purchases. In addition, we purchase steel which meets our specific requirements from our primary steel supplier, Benxi Iron & Steel, allowing us to optimize our production process and increase our raw material utilization rate. Unlike our company, certain of our competitors in the PRC, which operate on a relatively smaller scale, often may need to buy steel with standard specifications indirectly through distributors, which may increase their costs and decrease their raw material utilization rate.

Our other raw materials include welding material, paint and powder coating, and we purchase such auxiliary materials from multiple suppliers which are easily replaceable. In addition, we also purchase a majority of our locking rings used in the production of tubed steel wheels from a limited number of suppliers. We do not have annual framework agreements with suppliers of our auxiliary materials and locking rings and generally place orders for these materials from time to time.

In line with market practice, we typically make full prepayment at the time of purchase to the suppliers of our steel. Our suppliers of other auxiliary materials including welding material, paint and powder coating and our suppliers of locking rings typically provide us a credit term of 30 to 35 days and a credit term of 50 to 60 days, respectively.

We have long-term business relationships with most of our principal suppliers. For example, we have a more than seven-year relationship with Benxi Iron & Steel, our primary steel supplier. To date, we have not had any material disputes with our suppliers.

We manage our inventory levels by monitoring in real time our production activities and incoming sales orders and also taking into consideration market prices of the raw materials, particularly steel. Based on this, we assess our requirements for raw materials and locking rings, and place orders with suppliers accordingly. We typically maintain approximately one to two months’ supply of steel, approximately one month’s supply of other auxiliary materials and less than one month’s supply of locking rings.

We have been dependent on a limited number of suppliers for a significant portion of our raw material and locking ring requirements. In 2008, 2009 and 2010, the aggregate purchases from our five largest suppliers accounted for 88.4%, 85.5% and 84.1% of our total raw material and locking ring costs, respectively. Purchases from our largest supplier, Benxi Iron & Steel, for the same periods accounted for 46.1%, 49.8% and 44.3% of our total raw material and locking ring costs, respectively. Although there are alternate steel suppliers in the market, because we have optimized our manufacturing process to rely on the steel of our established key suppliers (especially Benxi Iron & Steel), which meet certain specifications, any disruption in steel from those suppliers may disrupt our manufacturing operations until we can secure appropriate steel from other suppliers. We believe that we will continue to purchase a significant portion of our raw materials and locking rings from a limited number of suppliers. See “Risk Factors—Risks Relating to Our Business and Industry—We rely on a limited number of key suppliers for steel, our key raw material, and certain components required for our production” and “—We are subject to risks associated with the volatile prices and availability of raw materials and utilities.”

Competition

The market for commercial vehicle wheels, especially the OEM market, is characterized by intense competition among multiple vehicle wheel manufacturers, with competition based on a number of factors. The key competitive factors in the aftermarket are product quality, product diversification, brand reputation, technology and ability to develop new products, delivery timeliness, after-sales service and customer relationships. In the OEM market, the same factors apply, except that OEMs are relatively more concerned with production scale rather than product diversification or brand reputation. We believe that our competitive advantages include economies of scale, high product quality and brand recognition, comprehensive product offerings, strong research and development abilities, nationwide strategic locations of our manufacturing facilities and nationwide coverage of our distribution network, which have enabled us to achieve our leadership position in the commercial vehicle wheel market in the PRC and to establish a strong presence internationally.

In the PRC market, we primarily compete with domestic companies such as Shandong Xingmin Wheel, Dongfeng Motor Wheel and Changchun FAWAY Automobile Components. In India, our principal international market, we primarily compete with local vehicle wheel manufacturers such as Wheels India, Steel Strips Wheels and Hayes Lemmerz.

In addition, there is increasing consolidation within the commercial vehicle wheel industry in the PRC. According to the Frost & Sullivan Report, the five largest manufacturers of commercial vehicle wheels in the PRC accounted for approximately 43.5% of the market in 2009 in terms of sales volume. We believe that with our leadership position in the commercial vehicle wheel industry in the PRC, we are well positioned to lead or participate in this industry consolidation which may further strengthen our leading market position. Nevertheless. if we fail to maintain or increase our market share, this consolidation in our industry could cause our competitors to develop advantages over us in their available capital, per-unit cost in manufacturing operations, purchasing power with suppliers, pricing power with customers, scale of distribution network, brand recognition and other factors that could adversely affect our business, financial condition, results of operations and prospects.

Other types of commercial vehicle wheels, such as aluminum wheels, also compete with our products. We plan to offer our own aluminum wheels in the future, but have no experience in the production and sales of such wheels on a commercial scale. See “Risk Factors—Risks Relating to Our Business and Industry—Our product development efforts may not result in successful new products that meet changing market demands. In particular, our plans to launch new aluminum wheel products may not be successful.”

Employees

We had 3,794, 4,581 and 5,185 employees as of December 31, 2008, 2009 and 2010, respectively. The following table sets forth the number of our employees categorized by function as of December 31, 2010:

Function	Number
Manufacturing	4,025
Research and development and technology	299
Sales and marketing	248
Quality control	240
Management and administration	373

Total	5,185

All of our employees are stationed in the PRC. We do not have any part-time employees.

In compliance with the relevant PRC labor laws, we enter into individual employment contracts with our employees typically covering matters such as wages, bonuses, employee benefits, workplace safety, confidentiality obligations and non-competition (for our executive officers and employees involved in technology and research and development), and grounds for termination. In addition, we provide various healthcare benefits and insurance to our employees and participate in various employee benefit plans in accordance with applicable laws and regulations. These employment contracts generally have a term of three years. The total amount of contributions we made to employee benefit plans in 2008, 2009 and 2010 was RMB16.7 million, RMB24.5 million and RMB35.7 million (US$5.4 million), respectively.

We invest in continuing education and training programs for our management staff and other employees to upgrade their skills and knowledge continuously. We provide our employees with internal trainings in various areas.

We have a labor union that protect employees’ rights, help fulfill our economic objectives, encourage employee participation in management decisions and assist in mediating disputes between us and union members. To date, we have not experienced any strikes, labor disputes or industrial action which had a material effect on our business, and consider our relations with our employees to be good.

Facilities

We are headquartered in Zhangzhou, Fujian Province where we have our manufacturing facilities (including our main administrative offices, a research and development center, a test center and employee dormitories) with an aggregate floor area of approximately 121,630 square meters. We also have four other manufacturing facilities (including offices and employee dormitories) in Langfang, Hebei Province, Chengdu, Sichuan Province, Hefei, Anhui Province and Benxi, Liaoning Province with an aggregate floor area of approximately 138,040 square meters, 47,303 square meters, 37,670 square meters and 26,740 square meters, respectively. In addition, we have a research and development center at each of our manufacturing facilities in Langfang, Hebei Province and Hefei, Anhui Province. We have obtained land use rights and property ownership certificates for all our manufacturing facilities, except for a portion of our manufacturing facilities in Hefei, Anhui Province with an aggregate floor area of approximately 8,500 square meters, for which we are in the process of applying for the relevant property ownership certificate. Our PRC counsel, Jingtian & Gongcheng, has advised that there is no legal impediment for us to obtain the relevant property ownership certificate, and we expect to obtain such certificate in the second half of 2011. The construction of such facilities has not been completed but such facilities are currently in operation. See “Risk Factors—Risks Relating to Our Business and Industry—We have not obtained property ownership certificate for a portion of our manufacturing facilities in Hefei, Anhui Province.” In addition, certain of our manufacturing facilities have been pledged to secure our bank borrowings, which amounted to RMB80.0 million, RMB120.0 million and RMB266.0 million (US$40.3 million) as of December 31, 2008, 2009 and 2010, respectively.

We do not have any leased properties. In addition, we are in the preliminary planning stages to expand our manufacturing facility in Chengdu, Sichuan Province in order to further increase our production capacity.

Environmental Matters and Safety

Our production process primarily generates and discharges waste water, waste gas, noises and solid wastes. We have adopted various policies and implemented various measures to treat and process such wastes and to ensure our compliance with applicable environmental laws and regulations. We sell certain of our solid wastes such as scrap steel to third parties or recycling stations.

We are required to comply with applicable PRC national and local environmental protection laws and regulations, and our operations are subject to periodic inspection by national and local environmental protection authorities. PRC national and local environmental laws and regulations impose fees for any discharge of waste materials above prescribed levels and fines for any serious violation, and provide that the relevant authorities may at their own discretion shut down or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. To date, we have not been subject to any material fines, suspension orders or other administrative actions from the PRC environmental authorities, and we believe that we are currently in compliance with all applicable environmental regulations and standards in all material respects. We are not aware of any pending or threatened environmental investigation, proceedings or action by any governmental agency or other third party.

We have adopted various policies and implemented various measures to ensure health and safety in our manufacturing facilities. We require that our employees comply with such policies and measures and also provide trainings to our new employees and periodic training to our employees. To date, our manufacturing facilities have not encountered any material unplanned work stoppages due to health and safety issues. We have complied with applicable PRC laws and regulations on heath, safety and other relevant administrative regulations issued by the local governments in the regions where we operate. To date, we have not been subject to any material fines, orders or administrative actions involving non-compliance with these laws and regulations relating to any of our existing manufacturing facilities.

Insurance

We maintain property insurance to cover our fixed assets. We do not have product liability insurance coverage for our products. We do not carry liability insurance that extends coverage to all potential liabilities that may arise in the ordinary course of our business, and we do not maintain any insurance coverage for business interruption. We do not maintain key-man life insurance for our executive officers or employee liability insurance.

Although we consider our insurance coverage to be adequate and in line with our industry practice, our insurance coverage, however, may still not be sufficient to cover damage to our fixed assets. See “Risk Factors—Risks Relating to Our Business and Industry—We may suffer uncompensated losses from events that disrupt our operations because we do not have adequate insurance.” To date, we have not made or been subject to any material insurance claims.

Legal Proceedings

We are currently not a party to, and are not aware of any threat of, any legal, arbitral or administrative proceedings, which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition and results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

REGULATION

We operate our business in the PRC under a legal regime consisting of the laws enacted and adopted by the National People’s Congress of the PRC, or the NPC, and its Standing Committee, the administrative regulations promulgated by the State Council, the highest executive branch of the PRC government and the ministerial decrees adopted by several ministries and agencies directly under the State Council’s authority including, among others, the National Development and Reform Commission of the PRC, or the NDRC, the Ministry of Transport of the PRC, or the MOT, the MOFCOM, and the SAFE, and local rules promulgated by local governmental authorities at different levels. This section summarizes all material PRC laws and regulations that are relevant to our business.

Regulations on Automotive Components Industry

General Policies on Automotive Industry

The Policy on Development of the Automotive Industry, or the Automotive Development Policy, was promulgated by the NDRC on May 21, 2004 and became effective on May 21, 2004.

The Automotive Development Policy contains provisions relating to, among other things, technology policies, structure adjustments, market entry requirements, trademark usage, product development, spare parts sales, distribution networks, investment administration, customs administration and automobile consumption of automotive industry. The main objective of Automotive Development Policy was to develop the PRC automotive industry and make China a major automotive manufacturing country by 2010.

Under the Automotive Development Policy, a series of favorable policies were released to encourage technology innovation by automotive components manufacturers and to attract social capital to automotive components industry to enhance competitiveness and expand production capacity of automotive components manufacturers with leading market positions. Automotive components manufacturers that are deemed as international manufacturers or are able to provide a full range of products to multiple auto makers are entitled to more favorable treatment in several aspects, including technology importation, technology improvement, financing and merger and acquisition.

Regulations on Quality Control of Automotive Components

The Circular on Further Enhancing the Automobile Sales and Quality Control of Automotive Components Manufacturing, or the Quality Control Circular, was jointly promulgated by the SAIC, the MOT and the General Administration of Quality Supervision, Inspection and Quarantine of the PRC on July 26, 2010. The Quality Control Circular authorizes local branches of the SAIC, the MOT, and the General Administration of Quality Supervision, Inspection and Quarantine to jointly establish an automotive component tracing system to enhance supervision on manufacturing, distribution and usage of automotive components.

Under the Quality Control Circular, local branches of the SAIC are required to enhance their inspection of packaging, branding and quality of automotive components in the market, in particular, branded automotive components in distributors’ stores. A penalty may be imposed on the distributor of the automotive components if any such product bears no signs of the manufacturer’s information, product name, name of distributor or quality certificate, or is not in compliance with the quality standard under applicable laws.

Product Liability

Under PRC laws, manufacturers and vendors of defective products in the PRC may be liable for loss and injury caused by such defective products. In accordance with the General Principles of the Civil Law of the PRC promulgated by the NPC on April 12, 1986, manufacturers and vendors of a defective product which causes property damage and/or personal injuries to any person are subject to civil liability for such damage and/or injuries.

The Product Quality Law of the PRC, or the Product Quality Law, was promulgated by the Standing Committee of the NPC on February 22, 1993, as amended on July 8, 2000. Under the Product Quality Law, manufacturers who produce defective products are subject to civil and criminal liability and may have their business licenses revoked.

The Law of Protection of the Rights and Interests of Consumers, or the Consumers Protection Law, was promulgated by the Standing Committee of the NPC on October 31, 1993, and became effective on January 1, 1994. The Consumers Protection Law provides further protection to the legal rights and interests of consumers in connection with their purchase or use of goods and services. All business operations must observe and comply with the Consumers Protection Law when selling goods and offering services.

The Tort Law of the PRC, or the Tort Law, was promulgated by the Standing Committee of the NPC on December 26, 2009 and became effective on July 1, 2010. The Tort Law establishes a separate chapter regarding product liability. Compared to other laws and regulations in relation to product liability, the Tort Law expressly provides that, in the event a defective product causes death or serious personal injury and the entity that manufactures and distributes such defective products has knowledge of the existence of such defects, such entity may be sued for punitive damages.

Other Regulations Relevant to Our Operation

Company Law

The Company Law of the PRC was promulgated by the Standing Committee of the NPC on December 29, 1993 and became effective on May 1, 1994 and was amended on December 25, 1999 and August 28, 2004. On October 27, 2005, the Standing Committee of the NPC further amended the Company Law, which came into effect on January 1, 2006.

Under the Company Law, the term “company” refers to a limited liability company or a joint stock limited company established within the PRC in accordance with the Company Law. Shareholders of a company are only responsible for the company or to the company’s creditors to the extent of the capital contributions they have made. The shareholders of a company are entitled to enjoy the capital proceeds, participate in making important decisions, including choosing managers.

In accordance with the Company Law, the registered capital of a limited liability company is the total amount of the capital contributions subscribed by all the shareholders that have registered with the SAIC or its local counterparts. The minimum amount of registered capital of a limited liability company is RMB30,000 unless otherwise required by laws or administrative regulations. The capital contributions can be made in cash or non-cash properties with at least 30.0% of the registered capital in the form of cash.

Wholly Foreign-Owned Enterprise Law

The Law of the PRC on Wholly Foreign-Owned Enterprises, or the WFOE Law, was promulgated by the NPC on April 12, 1986 and amended on October 31, 2000. The Implementation Regulation of the WFOE Law was promulgated on December 12, 1990 and amended on April 12, 2001. The minimum amount of registered capital of a wholly foreign-owned enterprise, or WFOE, is RMB100,000, unless otherwise provided by the PRC laws and regulations. The ratio between the registered capital of a WFOE and total amount of investment in it needs to meet certain threshold under the relevant regulations of the PRC, and the difference between its registered capital and total amount of investment will be the amount of foreign exchange loans that the WFOE is permitted to borrow from its foreign investor.

Property

The properties that we lease and own in the PRC are subject to the Law of the PRC on Property, or the Property Law, which was promulgated by the Standing Committee of the NPC on March 16, 2007 and became effective on October 1, 2007. Under the Property Law, any creation, modification, transfer or termination of property rights becomes effective only upon registration with the relevant government authorities. Ownership of all lawful properties of the State, collective organizations and individuals are protected by the Property Law.

The Land Administration Law of the PRC, or the Land Administration Law, was promulgated by the Standing Committee of the NPC on June 25, 1986, became effective on January 1, 1987, and was amended on December 29, 1988 and August 28, 2004. According to the Land Administration Law, lands within the territory of the PRC fall into two categories: state-owned land and collectively-owned land. The use right of state-owned lands can be obtained through either government allocation or grant upon payment of appropriate grant fees. The Land Administration Law further provides that any construction must be conducted on state-owned lands except as otherwise permitted under the Land Administration Law. Collectively-owned lands may not be granted, assigned or leased for use of construction that is unrelated to agriculture unless otherwise permitted under the Land Administration Law. Violation of the Land Administration Law may result in facilities built thereon being demolished and, consequently, related businesses being forced to move to other locations.

Intellectual Property Rights

Patent

The Patent Law of the PRC, or the Patent Law, promulgated in 1984 and amended in 1992, 2000 and 2008, provides patents for the protection of proprietary rights. Pursuant to the Patent Law, patents are effective for 20 years from the initial date the patent application was filed.

Patent Prosecution

The PRC patent prosecution system adopts the principle of “first to file.” This means that, where more than one person files a patent application for the same invention, a patent will be granted to the person who first filed the application. The United States uses a principle of “first to discover” to determine the granting of patents. In addition, the PRC requires absolute novelty in order for an invention to be patentable. If a technology that is the subject of an invention patent application was known to the public prior to the filling of the application, then such technology is not qualified to be patented as an invention. In contrast, inventors in the United States have a one-year grace period after publication of the invention during which they may file a patent. Patents issued in the PRC are not enforceable in Hong Kong, Taiwan or Macau, each of which has an independent patent system. Patents are filed at the State Intellectual Property Office of the PRC, or the SIPO, in Beijing.

Patent Enforcement

A patent holder who believes his patent is being infringed may either file a civil legal suit or file an administrative complaint with a provincial or municipal office of the SIPO. A PRC court may issue a preliminary injunction upon the patent holder’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined in the range of from one to three times of the license fee under a contractual license. If damages still cannot be determined, statutory damages from RMB10,000 to 1,000,000 may apply. As in other jurisdictions, patent holders in the PRC have the burden of proving that a patent is being infringed, with one notable exception that if the holder of a manufacturing process patent alleges infringement of such patent, the alleged infringing party has the burden of proving that there has been no infringement.

International Patent Treaties

The PRC is also a signatory to all major intellectual property conventions, including the Paris Convention for the Protection of Industrial Property, the Madrid Agreement on the International Registration of Marks and

Madrid Protocol, or the Madrid Agreement and Protocol, the Patent Cooperation Treaty, the Budapest Treaty on the International Recognition of the Deposit of Microorganisms for the Purposes of Patent Procedure and the Agreement on Trade-Related Aspects of Intellectual Property Rights.

Although patent rights are national rights, there is also a large degree of international co-operation under the Patent Cooperation Treaty, or the PCT, to which the PRC is a signatory. Under the PCT, applicants in one country can seek patent protection for an invention simultaneously in a number of other member countries by filing a single international patent application. The fact that a patent application is pending is not a guarantee that a patent will be granted, and even if granted, the scope of a patent may not be as broad as the subject of the initial application.

Trademark

The Trademark Law of the PRC, or the Trademark Law, was promulgated by the Standing Committee of the NPC on August 23, 1982 and was amended on February 22, 1993 and October 27, 2001. The PRC Trademark Law Implementation Rules was promulgated by the State Council on August 3, 2002 and became effective on September 15, 2002. The PRC is a signatory country to the Madrid Agreement and Protocol. The Madrid Agreement and Protocol provides for a mechanism under which an international registration produces the same effects as an application for registration of the trademark made in each of the countries designated by the applicant.

According to the Trademark Law, the National Trademark Bureau under the SAIC is responsible for the registration and administration of trademarks in the PRC. A “first-to-file” principle with respect to trademarks has been adopted. Where a trademark is infringed, the trademark owner may file a complaint with the relevant administrative department or competent courts. Where the infringement is so serious that it constitutes a crime, the trademark owner may file a complaint with the relevant public security organization. If a registered trademark owner intends to assign his or her registered trademarks, a registered trademark transfer agreement must be entered into between the owner and the assignee. The owner and assignee are required to jointly apply with the National Trademark Bureau and its local counterparts for registration of such assignment under the Trademark Law. Registered trademark owners may license others to use their registered trademarks. Relevant license agreements shall be filed with the National Trademark Bureau or its relevant local counterparts.

Domain Names

The Measures on the Administration of Domain Names for the Chinese Internet, or the Domain Names Measures, were promulgated by the Ministry of Information Industry on November 5, 2004 and became effective on December 20, 2004. The Domain Names Measures govern registration of domain names with the Internet country code “cn” and domain names in Chinese. The Measures on Domain Names Dispute Resolution, or the Domain Names Dispute Resolution Measures, were promulgated by the China Internet Infrastructure Center on February 14, 2006 and became effective on March 17, 2006. The Domain Names Dispute Resolution Measures require domain name disputes to be submitted to institutions authorized by the China Internet Network Information Center for resolution.

Environmental Protection

The Environmental Protection Law of the PRC, or the Environmental Law, was promulgated on December 26, 1989 by the Standing Committee of the NPC and became effective on December 26, 1989. The Environmental Law establishes the legal framework for environmental protection in the PRC. The Ministry of Environmental Protection under the State Council is primarily responsible for the supervision and administration of environmental protection work nationwide and formulating national waste discharge limits and standards. Local environmental protection authorities at the county level and above are responsible for environmental protection in their jurisdictions.

The Law on Prevention and Control of Environmental Pollution by Solid Wastes, or the Solid Wastes Law, was promulgated by the NPC on December 29, 2004 and became effective on April 1, 2005. The Solid Wastes

Law provides that any entity that discharges hazardous wastes must comply with relevant government provisions and approvals in disposing hazardous wastes. Moreover, it is prohibited to supply or transfer hazardous wastes to entities that do not have business licenses and qualifications for collection, storage, utilization and treatment of solid wastes. Parties that violate these provisions will be ordered to stop and correct such violation within a specified period of time or will be subject to a fine.

Labor Law

According to the new Labor Contract Law effective on January 1, 2008, labor contracts must be entered into if labor relationships are to be established between an entity and its employees. An employer may not require its employees to work in excess of the time limit permitted under the relevant labor laws and regulations and must pay the employees wages that are no lower than the minimum wages under local standards. According to the new Labor Contract Law and the Safe Production Law of the PRC, employers in the PRC are required to establish and perfect its system for labor safety and sanitation, comply with rules and standards relating to labor safety and sanitation, educate employees on labor safety and sanitation.

Foreign Currency Exchange

Foreign currency exchange in the PRC is primarily governed by the Foreign Exchange Administration Rules and the Regulations of Settlement, Sale and Payment of Foreign Exchange.

Under the Amended Foreign Exchange Administration Rules, which became effective on August 1, 2008, Renminbi is freely convertible for current account items, including the distribution of dividends payments, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is still generally subject to the approval or verification of the SAFE.

Under the Regulations of Settlement, Sale and Payment of Foreign Exchange, promulgated in 1996, foreign invested enterprises, or FIEs, including WFOEs, may buy, sell or remit foreign currencies only at those banks that are authorized to conduct foreign exchange business after providing such banks with valid commercial supporting documents and, in the case of capital account item transactions, after obtaining approvals from the SAFE. Capital investments by FIEs outside the PRC are also subject to limitations, which include approvals by the MOFCOM, the SAFE and the NDRC.

On August 29, 2008, the SAFE promulgated Circular 142, which stipulates that the registered capital of an FIE may only be used for the purpose within its approved business scope and shall not be used for equity investment within the PRC. Violations of Circular 142 may result in penalties, including fines as set forth in the Foreign Exchange Administration Rules.

Foreign Exchange Regulations on Special Purpose Vehicles

Circular 75 was promulgated by the SAFE on October 21, 2005 and became effective on November 1, 2005. Circular 75 provides that PRC residents, whether natural or legal persons, must register with the relevant provincial SAFE branch prior to establishing or taking control of an offshore entity established or controlled for the purpose of overseas equity financing involving onshore assets or equity interests held by such persons. The term “PRC legal person residents” as used in Circular 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “PRC natural person residents” as used in Circular 75 refers to all PRC residents and all other natural persons, including individuals who do not have a legal status in the PRC but habitually reside in the PRC for economic benefit. The implementation notice of Circular 75 further clarifies that “individuals who do not have a legal status in the PRC but reside in the PRC habitually for economic benefits” mainly include the following (whether or not they are PRC citizens):

•

individuals who have a permanent residence in the PRC or will return to this permanent residence after temporary leave for such reasons as overseas traveling, education, medical treatment, working, or requests for overseas residence, among others;

•	individuals who hold interests in a domestic enterprise with such interests being classified as domestic-owned interests; and

•	individuals who hold foreign-owned interests in a domestic enterprise that originally were domestic-owned interests and were owned by the same individuals.

Subsequent to establishing or taking control of an offshore entity, a PRC resident must file with the local SAFE branch relevant documents upon: (i) injection of equity interests or assets of an onshore enterprise to an offshore entity, and (ii) subsequent overseas equity financing by such offshore entity. PRC residents are required to complete amended registration or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing a security interest. PRC residents who have already incorporated or gained control of offshore entities that have made onshore investments in the PRC before Circular 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under Circular 75, PRC residents are required to repatriate into the PRC all of their dividends, profits or capital gains obtained from their shareholdings in any offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under Circular 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the relevant offshore entity, such as inbound investments or shareholders loans, or capital outflow to such offshore entity, such as relevant payment of profits or dividends, liquidating distributions, equity sale proceeds, or return of funds upon a capital reduction.

Our current beneficial owners who are PRC residents are in the process of registering with the local SAFE branch as required under Circular 75. We cannot, however, provide any assurances that such registration will be completed in a timely manner, or at all, or that any future beneficial owners who are PRC residents will be able to comply with the SAFE regulations in a timely manner, or at all. See “Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our consolidated PRC entities, limit the ability of our consolidated PRC entities to distribute profits to us, or otherwise adversely affect us.”

Regulations on Mergers and Acquisitions by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the SASAC, the SAT, the SAIC, the CSRC, and the SAFE, jointly promulgated the 2006 M&A Rule, which became effective on September 8, 2006 and were amended on June 22, 2009. The 2006 M&A Rule, among other things, includes provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the 2006 M&A Rule to offshore special purpose vehicles.

The application of the 2006 M&A Rule with respect to this offering and our corporate structure remains unclear. Our PRC counsel, Jingtian & Gongcheng, has advised us that we are not required to apply with any relevant PRC regulatory agencies, including the CSRC, for approval of this offering or the current corporate structure for this offering. See “Risk Factors—Risks Relating to Doing Business in the PRC—Any requirement to obtain prior approval from the China Securities Regulatory Commission, or the CSRC, could delay this offering and a failure to obtain this approval, if required, could have a material and adverse effect on our business, operating results, reputation and trading price of our ADSs.”

In addition, on February 3, 2011, the State Council promulgated the Security Review Rule, which will become effective 30 days after February 3, 2011. The Security Review Rule, among other things, provides that merger and acquisition transactions by foreign investors of domestic enterprises in sensitive sectors or industries may be subject to security review and, as a result may be blocked due to their impact on the national defense security, national economic stability, basic social life order, or capacity of indigenous research and development of key technologies. See “Risk Factors—Risks Relating to Doing Business in the PRC—The 2006 M&A Rule and Security Review Rule set forth complex procedures for acquisitions conducted by foreign investors that could make it more difficult to pursue acquisitions.”

Regulations on Employee Share Options

On March 28, 2007, the SAFE promulgated the Share Option Rule. Under the Share Option Rule, PRC citizens who are granted share options or other employee equity incentive awards by an overseas publicly-listed company are required, through a qualified PRC agent or a PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options or other employee equity incentive plans. We adopted our 2011 Share Incentive Plan in February 2011 and no award has been granted under the 2011 Share Incentive Plan as of the date of this prospectus. If we grant any award under the 2011 Share Incentive Plan in the future after the completion of this offering, we and our PRC optionees will be subject to the Share Option Rule. See “Risk Factors—Risks Relating to Doing Business in the PRC—Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Jianhui Lai	45	Chairman of the board of directors and chief executive officer
Junqiu Gao	44	Director, deputy chief executive officer and chief sales and marketing officer
William John Sharp	69	Independent director appointee*
Xu Gao	43	Independent director appointee*
Yichun Zhang	77	Independent director appointee*
Yifan Li	43	Chief financial officer
Xichuan Lai	43	Financial controller
Guohe Zhang	65	Chief technology officer
Jiangjun Yang	34	Chief production officer

*	William John Sharp, Xu Gao and Yichun Zhang have accepted our appointment to be our independent directors, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

The address of our directors and executive officers is c/o No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China.

Mr. Jianhui Lai is our founder, chairman of our board of directors and chief executive officer. Mr. Lai has over 20 years of experience in the commercial vehicle wheel industry in the PRC, particularly in managing vehicle wheel businesses. Prior to founding us in 2003, Mr. Lai was factory manager of Zhangzhou Xiangcheng Zhengxing Automobile Wheel Factory from 1996 to 2003, factory manager of Fujian Pinghe Guanxi Automobile Wheel Factory from 1993 to 1996, and factory manager of Pinghe Automobile Tire and Bicycle Repair Depot from 1988 to 1993. Mr. Lai was awarded The Outstanding Private Entrepreneur in the PRC in 2004 and The Outstanding Individual of the PRC Automotive Industry in 2008, in recognition of his business achievements and stature in the industry. Mr. Lai is also the founder of two schools (providing primary school to high school education) in the PRC, namely Pinghe Zhengxing School and Zhangzhou Zhengxing School.

Mr. Junqiu Gao has served as our director since February 2009, and as our deputy chief executive officer and chief sales and marketing officer since June 2008. Mr. Gao also served as our marketing and sales manager from 2004 to 2008. Mr. Gao has over 20 years of marketing and sales and management experience in the commercial vehicle wheel and machinery industry in the PRC. Prior to joining us in 2004, Mr. Gao was head of the marketing and sales department of Zhangzhou Xiangcheng Zhengxing Automobile Wheel Factory from 1999 to 2004 and was a regional product sales manager of Xuzhou Press System Company Limited from 1993 to 1999. Mr. Gao also served as an electrical design technician and product after-sales engineer of Xuzhou Press System Company Limited from 1990 to 1993. Mr. Gao is a senior engineer and received his bachelor’s degree in industrial electrical automation from Hefei University of Technology in 1990.

Mr. William John Sharp will serve as our independent director upon the SEC’s declaration of effectiveness of our registration statement, of which this prospectus is a part. Mr. Sharp has over 40 years of experience in the tire manufacturing industry. Since 2001, Mr. Sharp has served as president of Global Industrial Consulting, a consulting firm. Since 1998, Mr. Sharp has been a director of Ferro Corporation, a NYSE listed company that produces performance materials where he serves as chairman of the audit committee and as a member of the compensation committee and the finance committee. Since 2005, Mr. Sharp has been a director of Xingda International Holdings Limited, a Hong Kong Stock Exchange listed company which manufactures components for radial tires where he serves as chairman of the compensation committee and a member of the audit committee. Since 2009, he has been a director of Exceed Co. Ltd., a NASDAQ listed company that produces footwear, apparel and accessories where he serves as chairman of the audit committee and the compensation committee. Since 2008, Mr. Sharp has been a director of Acquity Group LLC, a multi-channel commerce and digital marketing company where he serves as a member of the audit and compensation committees. Mr. Sharp joined The Goodyear Tire & Rubber Company in 1964 and was the president of its North America Tire group from 1999 to 2000. Prior to that, he was the president of its Global Support Operations from 1996 to 1999, and the president of Goodyear Europe, Middle East and Africa from 1992 to 1996. Mr. Sharp received his bachelor of science degree in industrial engineering from Ohio State University in 1963.

Mr. Xu Gao will serve as our independent director upon the SEC’s declaration of effectiveness of our registration statement, of which this prospectus is a part. Mr. Gao has over 16 years of experience in consulting in the automotive, assembly, consumer electronics and chemicals industries. Mr. Gao has been a consultant of Israel Corporation Limited, one of Israel’s largest holding companies which is listed on the Tel Aviv Stock Exchange, since 2008, and the chief financial officer of Chery Quantum Auto Co., an automotive manufacturer in the PRC established by Israel Corporation Limited and Chery Automobile, since 2008. Prior to that, Mr. Gao was a partner of McKinsey & Company in the PRC from 2000 to 2008, and served as a consultant of A.T. Kearney and Coopers & Lybrand in the PRC and the United States from 1993 to 2000. Mr. Gao received his bachelor’s degree in accounting from St. John’s University in 1993.

Mr. Yichun Zhang will serve as our independent director upon the SEC’s declaration of effectiveness of our registration statement, of which this prospectus is a part. Mr. Zhang is the head of the Financial Research Institute of Xiamen University. Since 1960, Mr. Zhang has been a lecturer of the economics department, associate professor and deputy head of the finance and fiscal department of the economics faculty, professor, supervisor of doctoral candidates and department head of the finance and fiscal department, professor, supervisor of doctoral candidates and faculty head of the economics faculty, and professor, supervisor of doctoral candidates and head of the fiscal research institute, all of Xiamen University. In addition, Mr. Zhang has served as an independent director of CNFOL.COM Company Limited, a PRC online financial information provider, Shanghai CiFi Company Limited, a PRC property developer, and Shenzhen Minsheng Royal Fund Management Co., Ltd., a PRC fund management company (where he serves as a member of the audit committee), since 2007. Mr. Zhang also served as an independent director of Zhengzhou Gas Company Limited, a Hong Kong Stock Exchange listed company, from 2002 to 2008, and Fujian Zhonghe Company Limited, a Shenzhen Stock Exchange listed company, from 2002 to 2008. Mr. Zhang served as an external supervisor of Industrial Bank Company Limited, a Shanghai Stock Exchange listed company, from 2004 to 2007. Mr. Zhang received his bachelor’s degree in economics from Xiamen University in 1960.

Mr. Yifan Li has served as our chief financial officer since December 2010. Mr. Li has over 17 years of finance experience. Prior to joining us, Mr. Li served as chief financial officer of Standard Water Ltd., a water and wastewater treatment solution provider in the PRC, from August 2009 to December 2010. Mr. Li served as chief financial officer of China Time Share Media Co. Ltd, an advertising service provider in the PRC, from December 2007 to August 2009. Mr. Li was a co-founder of China Network Exchange, where he served as a director and chief financial officer from July 2005 to December 2007. Mr. Li worked at Shanghai Pudong Development Bank as a deputy general manager of treasury & finance from July 2003 to June 2005. From August 2000 to June 2003, Mr. Li was an investment banker at JPMorgan Chase in New York. Mr. Li has been a Certified Public Accountant in the United States since 1995. Mr. Li received a bachelor’s degree in economics in world economy from Fudan University in 1989, a master’s degree in accounting from the University of Texas at Dallas in 1994, and a master of business administration from the University of Chicago (Booth School of Business) in 2000 with dual concentrations in finance and entrepreneurship.

Mr. Xichuan Lai has served as our financial controller since August 2006. Mr. Lai also served as our financial manager from 2004 to 2006. Mr. Lai has over 18 years of finance experience. Prior to joining us in 2004, Mr. Lai served as manager of the finance department of Fujian Motor Industry Group Company from 1999 to 2004. Mr. Lai also served as an accountant of Fujian Automobile Factory from 1992 to 1999. Mr. Lai is a senior accountant and received his bachelor’s degree in auditing from Fuzhou University in 1992.

Mr. Guohe Zhang has served as our chief technology officer since 2003. Mr. Zhang has over 40 years of research and production technology management experience in the commercial vehicle wheel and machinery industry in the PRC. Prior to joining us in 2003, Mr. Zhang was the deputy chief engineer and the director of the wheel research institution of Zhenjiang Jinhuan Group Co., Ltd. from 1981 to 2003. Mr. Zhang received the Jiangsu New Product Development Golden Bull Award in 1990, in recognition of his achievements in research and development. Mr. Zhang is a senior engineer and received his bachelor’s degree in mechanical design and manufacturing from Jiangsu University in 1970.

Mr. Jiangjun Yang has served as our chief production officer since January 2007. Mr. Yang also served as our production manager from 2005 to 2006 and our head of production line from 2003 to 2005. Mr. Yang has over 12 years of production and management experience in the commercial vehicle wheel industry in the PRC. Prior to joining us in 2003, Mr. Yang worked at Zhangzhou Xiangcheng Zhengxing Automobile Wheel Factory from 1998 to 2003. Mr. Yang completed his junior college study in administrative management at Xiamen University in 2001.

Duties of Directors

Under British Virgin Islands law, our directors have a fiduciary duty to act honestly, in good faith and in what the director believes to be in our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account, without limitation: (a) the nature of the company, (b) the nature of the decision, and (c) the position of the director and the nature of the responsibilities undertaken by him. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the BVI Business Companies Act 2004, or the BVI Act.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeeming or purchasing outstanding shares of our company;

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Committee of the Board of Directors

Prior to the completion of this offering, we intend to establish three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will initially consist of Messrs. William John Sharp, Xu Gao and Yichun Zhang. Mr. Sharp will be the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that Messrs. Sharp, Gao and Zhang will be “independent directors” within the meaning of Section 303A of the NYSE Listed Company Manual and will meet the criteria for independence set forth in Section 10A(m)(3) of the

Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit issues or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately and periodically with management, our internal auditor and independent registered public accounting firm.

Compensation Committee

Our compensation committee will initially consist of Messrs. Yichun Zhang, Jianhui Lai and William John Sharp, and be chaired by Mr. Zhang. Our board of directors has determined that each of Messrs. Zhang and Sharp of the compensation committee will be an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to our compensation policies and the compensation of our directors; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will initially consist of Messrs. Jianhui Lai, Junqiu Gao and William John Sharp, and be chaired by Mr. Lai. Our board of directors has determined that Mr. Sharp of the nominating and corporate governance committee will be an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy of the board;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Our board of directors has adopted a code of business conduct and ethics, which will be applicable to our senior executive and financial officers. Our code of business conduct and ethics has been filed as an exhibit to the registration statement that includes this prospectus.

Interested Transactions

A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to the board’s consideration and vote on such contract or transaction.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Terms of Directors and Executive Officers

Our executive officers are elected by and serve at the discretion of our board of directors. Our directors may be subject to a term of office if fixed by the resolution of shareholders or the resolution of directors, as the case may be, appointing them. The term of office of our directors will terminate upon their death, resignation, removal or bankruptcy. Our directors may resign from their office by giving written notice to us. Our directors may be removed from office, with or without cause, by a resolution of shareholders.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment (i) with cause effective immediately upon delivery of written notice to the executive officer or (ii) without cause by giving the executive a three months’ prior written notice. Termination for cause may occur for the continued failure by an executive officer substantially to perform his duties and obligations to us, fraud or material dishonesty against us, or a conviction or plea of guilty for the commission of a felony or other crime. In the event of the termination by us without cause, we agree to pay the executive officer certain compensation for a certain period following the date of termination. The executive officer may also voluntarily terminate his employment with us upon not less than three months’ prior written notice to us.

Each executive officer has agreed, for the term of employment with us and thereafter, to keep and retain in the strictest confidence all our confidential information that the executive may develop or learn in the course of employment with us. Our executive officers also agree to assign to us all right, title and interest in and to all patents, trademarks, copyrights, business secrets, operation secrets or know-how, which they may solely or jointly conceive, discover, develop or reduce to practice during the period of employment. Moreover, each of our executive officers has agreed, for the term of employment with us and for a period of six months or one year thereafter, (i) to not engage in any business in competition with our business, (ii) to not solicit any entity that has been our customer within two years before termination of employment or our potential customer within one year before termination of employment and (iii) to not solicit for employment, hire or otherwise engage anyone who has been our employee, member or partner within the previous year.

Compensation of Directors and Executive Officers

In 2010, the aggregate cash compensation, including basic salary and bonus and other benefits, to all of our directors and our executive officers was RMB20.9 million (US$3.2 million). There was no share-based compensation. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, employment and other statutory benefits.

2011 Share Incentive Plan

Our board of directors and shareholders approved and adopted our 2011 Share Incentive Plan in February 2011. Under the 2011 Share Incentive Plan, a total of 25,000,000 ordinary shares have been reserved for issuance. A general description of the terms of the 2011 Share Incentive Plan is set forth below:

Purpose of the Plan

The purpose of the 2011 Share Incentive Plan is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business.

Eligibility

Under the 2011 Share Incentive Plan, awards may be granted to employees, directors or consultants of our company, our subsidiaries or our parent corporation (as defined therein).

Types of Awards

Awards that can be granted under the 2011 Share Incentive Plan include, among others:

•	options to purchase our ordinary shares,

•	share appreciation rights, the value of which is measured by appreciation in the value of our ordinary shares,

•	dividend equivalent rights, the value of which is measured by the dividends paid with respect to our ordinary shares,

•	restricted shares, and

•	restricted share units.

Under the 2011 Share Incentive Plan, we may also grant incentive stock options, or ISOs, within the meaning of the U.S. Internal Revenue Code of 1986, as amended, to employees who are located in the United States or who are U.S. taxpayers.

Plan Administration

Our board of directors or a committee designated by our board of directors will administer the 2011 Share Incentive Plan. We anticipate that the compensation committee of our board of directors will administer the 2011 Share Incentive Plan following the completion of this offering. References in this subsection to our board of directors includes any committee designated by our board of directors to administer the 2011 Share Incentive Plan.

Awards

Awards granted under the 2011 Share Incentive Plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award.

Acceleration of Awards upon Corporate Transactions or Change in Control

The 2011 Share Incentive Plan provides for acceleration of awards upon the occurrence of specified corporate transactions or changes in control. Our board of directors will have the authority, exercisable either in advance of any actual or anticipated corporate transaction or change in control or at the time of an actual corporate transaction or change in control and exercisable at the time of the grant of an award under the 2011 Share Incentive Plan or any time while an award remains outstanding, to provide for the full or partial automatic vesting and exercisability of one or more outstanding unvested awards under the 2011 Share Incentive Plan and the release from restrictions on transfer and repurchase or forfeiture rights of such awards in connection with a corporate transaction or change in control, on such terms and conditions as our board of directors may specify. Our board of directors also will have the authority to condition any such award vesting and exercisability or release from such limitations upon the subsequent termination of the continuous service of the grantee within a specified period following the effective date of the corporate transaction or change in control. Our board of directors may provide that any awards so vested or released from such limitations in connection with a change in control, shall remain fully exercisable until the expiration or sooner termination of the award.

Exercise or Purchase Price and Term of Awards

Our board of directors determines the exercise price, purchase price, expiration date, vesting schedule and other terms and conditions of each grant of award.

Transferability

Under the 2011 Share Incentive Plan, ISOs may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the grantee only by the grantee. Other awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee, to the extent and in the manner authorized by our board of directors. The 2011 Share Incentive Plan permits the designation of beneficiaries by holders of awards, including ISOs.

Termination of Service

The period following the termination of a grantee’s employment or service with us during which the grantee can exercise his or her option, if any, will be specified in the award agreement, and it cannot end later than the last day of the specified period or the last day of the original term of the award. Any restricted shares and restricted share units that are at the time of termination subject to restrictions will generally be forfeited and automatically transferred to and reacquired by us at no cost to us, unless otherwise specified in the applicable award agreement.

Amendment or Termination of the 2011 Share Incentive Plan

Under the 2011 Share Incentive Plan, our board of directors may at any time amend, suspend, or terminate the 2011 Share Incentive Plan in any respect, except that no amendment will be effective without shareholder approval if such approval is required to comply with any law, regulation or stock exchange rule or our memorandum and articles of association and no suspension or termination may adversely affect any award previously granted. Unless terminated earlier, the 2011 Share Incentive Plan will terminate automatically in 2021.

As of the date of this prospectus, no award has been granted under the 2011 Share Incentive Plan.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of the date of this prospectus and as adjusted to reflect the sale of the ADSs offered in this offering, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5.0% of our ordinary shares; and

•	each selling shareholder.

Beneficial ownership is determined in accordance with rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person or the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this offering, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The table below does not reflect the exercise of the underwriters’ option to purchase from the selling shareholders up to an additional              ADSs, of which up to              ADSs and up to              ADSs will be from Newrace Limited and Richburg Holdings Limited, respectively.

	Ordinary Shares Beneficially Owned Prior to This Offering(1)		Ordinary Shares Being Sold in This Offering			Shares Beneficially Owned After This Offering(2)
	Number	%	Number	%		Number	%
Directors and Executive Officers:
Jianhui Lai(3)	—	—%	—	—%		—	—%
Junqiu Gao(4)	144,000,000	90.0
Yifan Li(5)	—	—	—	—
Xichuan Lai	—	—	—	—		—	—
Guohe Zhang	—	—	—	—		—	—
Jiangjun Yang	—	—	—	—		—	—
All directors and executive officers as a group	144,000,000	90.0

Principal and Selling Shareholders:
Newrace Limited(3)	144,000,000	90.0
Richburg Holdings Limited(6)	16,000,000	10.0%			%			%

(1)	Percentage of beneficial ownership of each listed person prior to this offering is based on 160,000,000 ordinary shares issued and outstanding as of the date of this prospectus.
(2)	Percentage of beneficial ownership of each listed person after this offering is based on ordinary shares outstanding immediately after the completion of this offering.
(3)	Newrace Limited is a company incorporated under the laws of the British Virgin Islands and is wholly-owned by Ms. Laifan Chu. The registered address of Newrace Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. The amount of ordinary shares beneficially owned by Newrace Limited also includes certain restricted ordinary shares granted to Mr. Yifan Li, as discussed in note 5 below. Pursuant to a share purchase option agreement dated October 25, 2010 between Ms. Laifan Chu, the sole shareholder of Newrace Limited, and Mr. Jianhui Lai, our founder, chairman and chief executive officer, Mr. Lai has an option to purchase any or all of the shares of Newrace Limited from Ms. Chu during the period from January 1, 2009 to December 31, 2013 at an agreed exercise price. Mr. Lai has undertaken not to exercise this option until the expiration of the six-month period following the date of this prospectus. See “Our Corporate Structure and History—Our History.”
(4)	Represents 144,000,000 ordinary shares held by Newrace Limited. Mr. Junqiu Gao, a director of Newrace Limited, disclaims beneficial ownership of such shares.

(5)	Represents restricted ordinary shares granted by Newrace Limited to Mr. Yifan Li in connection with his service as our chief financial officer, which will vest upon the completion of this offering. See “Related Party Transaction—Restricted Shares Granted to Mr. Yifan Li by Newrace Limited.”
(6)	Richburg Holdings Limited is a company incorporated under the laws of the British Virgin Islands and is jointly owned by (i) RichWise Investment Financial Limited, a British Virgin Islands company owned by Mr. Yuanzhe Huang and RichWise International Investment Group Limited, a British Virgin Islands company wholly-owned by RichWise International Group Limited, a British Virgins Islands company wholly-owned by Mr. Jinlei Shi, (ii) RichWise Capital International Limited, a British Virgins Islands company owned by RichWise International Group, Fortune Dynamic Investment Limited, a British Virgin Islands company wholly-owned by Mr. Yuanzhe Huang, and IMV & Associates, Ltd., a British Virgin Islands company wholly-owned by Mr. Jia Yao, and (iii) IMV & Associates, Ltd. The registered address of Richburg Holdings Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, none of our outstanding ordinary shares is held by record holders in the United States.

None of our shareholders has different voting rights from other shareholder after the completion of this offering. Except for the share purchase option agreement dated October 25, 2010 between Ms. Laifan Chu, the sole shareholder of Newrace Limited, and Mr. Jianhui Lai, our founder, chairman and chief executive officer, as described in “Our Corporate Structure and History—Our History,” we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Acquisition of Zhengxing Wheel by Us

Our business commenced in 2003 with the incorporation of our predecessor, Zhengxing Wheel, under the laws of the PRC by Mr. Jianhui Lai, our founder, chairman and chief executive officer, and his family members. Through organic growth and acquisition, Zhengxing Wheel established a number of subsidiaries in the PRC. We are a British Virgin Islands holding company incorporated on July 11, 2008 by Newrace Limited and Richburg Holdings Limited, each incorporated under the laws of the British Virgins Islands. Pursuant to a share subscription and shareholders agreement dated August 10, 2008, as amended on August 12, 2008, we issued 45,000 and 5,000 ordinary shares, par value US$1.00 per share, to Newrace Limited and Richburg Holdings Limited, respectively. On December 29, 2008, we, through our wholly-owned subsidiary, China Wheel Limited, completed the acquisition of Zhengxing Wheel from its shareholders including Mr. Jianhui Lai. As a result of this acquisition, Zhengxing Wheel, together with its PRC subsidiaries, became our indirect wholly-owned subsidiaries. In connection with this acquisition and pursuant to a share purchase option agreement dated October 25, 2010 between Ms. Laifan Chu, the sole shareholder of Newrace Limited, and Mr. Jianhui Lai, Mr. Lai has an option to purchase any or all of the shares of Newrace Limited from Ms. Chu during the period from January 1, 2009 to December 31, 2013 at an agreed exercise price. Mr. Lai has undertaken not to exercise this option until the expiration of the six-month period following the date of this prospectus. For additional information regarding the foregoing transactions, see “Our Corporate Structure and History—Our History.”

Share Subscription and Shareholders Agreement

Pursuant to a share subscription and shareholders agreement dated August 10, 2008 between Newrace Limited and Richburg Holdings Limited, as amended on August 12, 2008, Newrace Limited and Richburg Holdings Limited agreed that, among other things, each such party would have the right to subscribe for its pro rata share of new securities prior to the allotment and issue of any new securities by our company to any third party. In addition, if Newrace Limited agrees to sell its ordinary shares to any third party, Richburg Holdings Limited is entitled to purchase such ordinary shares proposed to be sold or may participate in such sale on the same terms and conditions as agreed with the third party. The foregoing rights and other provisions of the share subscription and shareholders agreement will terminate upon the completion of this offering.

Advances from Mr. Jianhui Lai and Mr. Jianping Lai

Mr. Jianhui Lai, our founder, chairman and chief executive officer, and his brother, Mr. Jianping Lai, previously made advances to us from time to time which were used for our business operations and capital expenditures. These advances were unsecured, interest-free and repayable on demand. As of December 31, 2008 and 2009, the amounts due to these parties were RMB381.4 million and RMB81.4 million, respectively. All outstanding amounts were repaid in full by us in September 2010.

Guarantees Provided by Our Subsidiaries

Certain of our current and non-current bank borrowings were guaranteed by our subsidiaries, namely Zhengxing Langfang Wheel, Zhengxing Chengdu Wheel, Zhengxing Hefei Wheel and Zhengxing Benxi Wheel, pursuant to three guarantee agreements entered into in January 2008 and 2009. As of December 31, 2008, 2009 and 2010, these guaranteed bank borrowings amounted to RMB160.0 million, RMB380.0 million and RMB446.0 million (US$67.6 million), respectively.

Patents Licensed from Mr. Jianhui Lai

Although our group developed all of our patented technologies and designs, substantially all of our patents were initially received under the name of Mr. Jianhui Lai, our founder, chairman and chief executive officer. We previously entered into licensing agreements with Mr. Lai under which we were authorized to use such patents for free for a period of ten years commencing from 2007 or 2009. As of the date of this prospectus, we have completed the transfer of all such patents to our group.

Restricted Shares Granted to Mr. Yifan Li by Newrace Limited

Pursuant to a letter agreement for grant of restricted shares between Newrace Limited and Mr. Yifan Li, our chief financial officer, dated December 17, 2010, Mr. Li was granted              ordinary shares, representing 0.25% of our ordinary shares outstanding immediately after the completion of this offering, beneficially owned by Newrace Limited in consideration for his serving as our chief financial officer. Of these restricted shares, 35.0%, 25.0%, 20.0% and 20.0% will vest on the date this offering is completed, on December 31, 2011, on December 31, 2012 and on December 31, 2013, respectively, subject to Mr. Li’s continuous service with our company. If Mr. Li dies or becomes disabled following the first anniversary of his employment, any unvested restricted shares will become fully vested at that time.

DESCRIPTION OF SHARE CAPITAL

We are a business company incorporated in British Virgin Islands, and our affairs are governed by the provisions of our memorandum and articles of association and the provisions of applicable British Virgin Islands law, including the BVI Act.

Prior to February 21, 2011, our authorized share capital consisted of 50,000 shares, with a par value of US$1.00 each, and there were 50,000 ordinary shares issued, fully-paid and outstanding. On February 21, 2011, we effected a change to our authorized and issued share capital and a repurchase of our issued and outstanding shares, as a result of which and as of the date of this prospectus, our authorized share capital consists of 500,000,000 shares, with a par value of US$0.0001 each. As of the date of this prospectus, there are 160,000,000 ordinary shares issued, fully-paid and outstanding.

The following are summaries of material terms and provisions of our memorandum and articles of association, which will become effective following the filing and registration with the Registrar of Corporate Affairs in the British Virgin Islands (which filing will be made immediately upon or prior to the commencement of trading of our ADSs on the NYSE), and the BVI Act, insofar as they relate to the material terms of our shares. This summary is not intended to be complete, and you should read the forms of our memorandum and articles of association, which will be filed as an exhibit to our registration statement on Form F-1. For information on how to obtain copies of our memorandum and articles of association, see “Where You Can Find Additional Information.”

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holder of such ADSs.

Ordinary Shares

Meetings

Any general meeting will be called by at least seven days’ notice in writing inclusive of the date service is deemed to take place in accordance with the memorandum and articles of association and exclusive of the date of the meeting. Notice of every general meeting will be given to shareholders who are entitled to attend and vote at such meeting.

A meeting may be called by shorter notice than that mentioned above, but it will be deemed to have been duly called if shareholders holding at least 90.0% of the (i) total voting rights on all the matters to be considered at the meeting or (ii) votes of each class of shares entitled to vote as a class together with not less than a simple majority of the remaining votes have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy two or more shareholders, or if there is only one shareholder, that one shareholder, holding not less than 30.0% of the shares entitled to vote at the meeting, issued and outstanding.

Voting Rights Attaching to the Shares

Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by shareholders present in person or by proxy if the shareholder disputes the outcome of the vote on a proposed resolution and the chairman shall cause a poll to be taken.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting.

Protection of Minority Shareholders

A British Virgin Islands court ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative action in the name of the company to challenge: (i) an act which is ultra vires the company or illegal; (ii) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company; and (iii) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

The BVI Act provides that if a company or a director of a company engages in, or proposes to engage in, conduct that contravenes the BVI Act or the memorandum and articles of association of the company, the High Court of the British Virgin Islands, or the BVI High Court, may, on the application of a member or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the memorandum and articles of association.

The BVI Act also contains provisions allowing the court, on the application of a member of a company, to grant leave to the shareholder to: (i) bring proceedings in the name and on behalf of that company; or (ii) intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. No proceedings brought by a shareholder or in which a shareholder intervenes with the leave of the court may be settled or compromised or discontinued without the approval of the court.

Under the BVI Act, a shareholder of a company may bring an action against the company for breach of a duty owed by the company to him as a member.

The BVI Act provides that a shareholder of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may make an application to the BVI High Court. If the court considers that it is just and equitable to do so, it may make such order as it thinks fit.

Pre-emption Rights

There are no pre-emption rights applicable to the issuance of new shares under our memorandum and articles of association.

Liquidation Rights

As permitted by British Virgin Islands law and our memorandum and articles of association, we may be voluntarily liquidated under Part XII of the BVI Act if we have no liabilities and we are able to pay our debts as they fall due by a resolution of directors (if we have never issued any shares) or a resolution of shareholders.

Our company may also be wound up in circumstances where it is insolvent in accordance with the BVI Act.

Modification of Rights

As permitted by British Virgin Islands law, and our memorandum and articles of association, if our shares are divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 75.0% of the issued shares of that class and holders of not less than 75.0% of the issued shares of any other class which may be adversely affected by such variation.

Transfer of Shares

Subject to any applicable restrictions set forth in our memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve.

Our board of directors may, in its absolute discretion, decline to register any transfer of any share without assigning any reasons therefor. If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Share Repurchase

As permitted by the BVI Act and our memorandum and articles of association, shares may be repurchased, redeemed or otherwise acquired by us. Our directors must determine that immediately following the redemption or repurchase whether we will be able to satisfy our debts as they fall due and the value of our assets exceeds our liabilities. Our directors may only exercise this power on our behalf, subject to the BVI Act, our memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the NYSE or any other stock exchange on which our securities are listed.

Dividends

Subject to the BVI Act and our memorandum and articles of association, our directors may declare dividends at a time and amount they think fit if they are satisfied, on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due.

No dividend shall carry interest against us.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, as long as:

•	all checks, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

•

we have not during that time or before the expiry of the three-month period referred to in the following point received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•

upon expiration of the 12-year period, we have caused an advertisement to be published in newspapers, giving notice of our intention to sell these shares, and a period of three months or such shorter period has elapsed since the date of such advertisement.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Board of Directors

We are managed by a board of directors which currently consists of two directors. Our memorandum and articles of association provide that the board of directors shall consist of not less than two directors.

Our shareholders may, pursuant to our memorandum and articles of association, at any time remove any director before the expiration of his or her period of office with or without cause, and may, pursuant to our memorandum and articles of association, elect another person in his or her stead. The directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a vacancy as long as the total number of directors (exclusive of alternate directors) does not at any time exceed the maximum number fixed by or in accordance with our memorandum and articles of association (if any).

There are no share ownership qualifications for directors.

Meetings of our board of directors may be convened at any time deemed necessary by any of our directors.

A meeting of our board of directors will be competent to make lawful and binding decisions if at least a majority of the directors are present or represented. At any meeting of our directors, each director, whether by his or her presence or by his or her alternate, is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the directors present or represented at the meeting. In the case of an equality of votes, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

The remuneration to be paid to the directors shall be such remuneration as the directors shall determine. Under our memorandum and articles of association, the independent directors shall also be entitled to reimbursement of out-of-pocket expenses in connection with the performance of his or her duties as director.

Issuance of Additional Ordinary Shares

Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares and to the extent permitted by the BVI Act.

The listing maintenance requirements of the NYSE, which apply so long as our ADSs are quoted on that market, require shareholder approval of certain issuances of our securities equal to or exceeding 20.0% of the then outstanding voting power of all our securities or the then outstanding number of our ordinary shares, subject to certain exceptions.

Inspection of Books and Records

A shareholder of our company is entitled, on giving written notice to the company, to inspect the memorandum and articles of association, the register of members, the register of directors, and minutes of meetings and resolutions of shareholders and of those classes of shareholders of which he is a shareholder, and to make copies of or take extracts from the documents and records. However, our memorandum and articles of association provide that no shareholder shall be entitled to require discovery of or any information in respect of any detail of the company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the company and which in the opinion of the directors would not be in the interests of the shareholders or the company to communicate to the public.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The BVI Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a British Virgin Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the British Virgin Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Under Delaware General Corporation Law, or the DGCL, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Delaware law expressly authorizes stockholder derivative suits on the condition that the stockholder held the stock at the time of the transaction of which the stockholder complains, or the stocks of such stockholder was thereafter devolved upon him or her by operation of law. An individual may also commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A plaintiff instituting a derivative suit is required to serve a demand on the corporation before bringing suit, unless such demand would be futile.

Transactions with Directors

The BVI Act provides that a director shall, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself and is in the ordinary course of business and on usual terms and conditions). As permitted by British Virgin Islands law and our memorandum and articles of association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

Under the DGCL, transactions with directors must be approved by disinterested directors or by the shareholders, or otherwise proven to be fair to the company as of the time it is approved. Any such transaction will be void or voidable, unless (i) the material facts of any interested directors’ interests are disclosed or are known to the board of directors and the transaction is approved by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts of any interested directors’ interests are disclosed or are known to the shareholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the shareholders; or (iii) the transaction is fair to the company as of the time it is approved.

Directors’ Fiduciary Duties

British Virgin Islands law provides that every director of the company in exercising his powers or performing his duties shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum and articles of association of the company.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Majority Independent Board

A domestic U.S. company listed on the NYSE must comply with the requirement that a majority of the board of directors must consist of independent directors as defined under Section 303A of the Corporate Governance Rules of the NYSE. As a British Virgin Islands company, we are allowed to follow home country practices in lieu of certain corporate governance requirements under the rules of the NYSE where there is no similar requirement under the laws of the British Virgin Islands. We intend to rely on home country practice with respect to this requirement, and a majority of our board of directors will not be independent following the completion of this offering.

Shareholder Action by Written Consent

Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by inclusion of such a restriction in its certificate of incorporation. Our memorandum and articles of association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

The DGCL does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or bylaws, but shareholders may be precluded from calling special meetings.

The BVI Act allows our shareholders to requisition a general meeting if requested in writing by shareholders entitled to exercise at least 30.0% of the voting rights on the matters to be considered at such meeting. As a British Virgin Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our memorandum and articles of association require us to call such meetings every year. Neither the BVI Act nor our memorandum and articles of association provides shareholders any right to bring business before a general meeting or to nominate directors. Our memorandum and articles of association only allow a majority of our board of directors to call general meetings and our shareholders may requisition a general meeting if requested in writing by shareholders entitled to exercise at least 30.0% of the voting rights on the matters to be considered at such meeting. Unless otherwise provided by the rules of the NYSE, any natural person or corporation may be appointed as a director of the Company by a majority of the shareholders or the directors.

Cumulative Voting

There is nothing under the laws of the British Virgin Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors. Our memorandum and articles of association do not provide for cumulative voting for such elections.

Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

Transactions with Interested Shareholders

The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by an amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns 15% or more of the corporation’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among others, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable statute. As a result, we cannot avail ourselves of the protections afforded by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Amendment of Governing Documents

Under the DGCL, a company’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As permitted by British Virgin Islands law, our memorandum and articles of association may be amended by a two-thirds majority resolution of shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Indemnification

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide for the indemnification of our directors and officers against all losses or liabilities incurred or sustained by him or her as a director of our company in defending any proceedings, whether civil or criminal, and this indemnity only applies if he or she acted honestly and in good faith with a view to the best interests of the Company and, with respect to any criminal action, he or she must have had no reasonable cause to believe his or her conduct was unlawful.

Such indemnification is not permitted under our memorandum and articles of association if the losses or liabilities are from dishonesty or fraud which may attach to our directors or officers. This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

We have entered into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our memorandum and articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director or executive director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Mergers and Similar Arrangements

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders. Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan or merger or consolidation contains any provision which, if proposed as an amendment to the memorandum and articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Anti-takeover Provisions

The BVI Act does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred stock, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings and submit shareholder proposals. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to call general meetings of shareholders.

However, under British Virgin Islands law and our memorandum and articles of association, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

History of Securities Issuance

Please see “Our Corporate Structure and History—Our History.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent              ordinary shares (or a right to receive              ordinary shares) deposited with the principal Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our ordinary shareholders and you will not have ordinary shareholder rights. British Virgin Islands law governs ordinary shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided in “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

•

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•

Ordinary shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

•

Rights to purchase additional ordinary shares. If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the ordinary shares on your behalf. The depositary will then deposit the ordinary shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary ordinary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•

Other distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary to vote the number of deposited ordinary shares their ADSs represent. The depositary will notify ADS holders of ordinary shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares.

The depositary will try, as far as practical, subject to the laws of the British Virgin Islands and of our memorandum and articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed or as described in the next sentence. If we ask for your instructions but the depositary does not receive your instructions by the cutoff date it sets, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs as to all matters at the shareholders’ meeting unless:

•	we instructed the depositary we do not wish to receive a discretionary proxy;

•	we informed the depositary that there is substantial opposition to the particular matter; or

•	the particular matter would have a material adverse impact on shareholders.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to the deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

Fees and Expenses

Persons Depositing or Withdrawing Ordinary Shares or ADS Holders Must Pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•     Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

•     Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of ordinary shares on our ordinary share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your

ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If We:	Then:

•    Change the nominal or par value of our ordinary shares

•    Reclassify, split up or consolidate any of the deposited securities

•    Distribute securities on the ordinary shares that are not distributed to you

•    Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, ordinary shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal ordinary share of the new deposited securities.

The depositary may, and will if we ask it to, distribute some or all of the cash, ordinary shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver ordinary shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying Your ADRs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a ordinary shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary.

The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the ordinary shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement shall not constitute negligence or bad faith on the part of the depositary.

Ordinary Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have              outstanding ADSs representing approximately             % of our outstanding ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or our ADSs, and although we have applied to list the ADSs on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by our ADSs.

Lock-up Agreements

We have agreed, subject to certain exceptions, for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, without the prior written consent of the representative:

•	any ordinary shares or ADSs; or

•

any securities that are substantially similar to the ordinary shares or ADSs referred to above, including any securities that are convertible into, exercisable, exchangeable for or otherwise represent the right to receive ordinary shares, other shares or ADSs referred to above.

These restrictions do not apply to (i) the ADSs and the ordinary shares represented by such ADSs being offered in connection with this offering, (ii) the grant of awards under our 2011 Share Incentive Plan, and (iii) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act.

Furthermore, our directors and executive officers and all of our existing shareholders have entered into, or are expected to enter into, a similar 180-day lock-up agreement, subject to certain exceptions. After the expiration of the lock-up period, the ordinary shares or ADSs held by our directors, executive officers or our other existing shareholders, as the case may be, may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

We are not aware of any plans by any significant shareholder to dispose of significant numbers of ADSs or ordinary shares. We cannot assure you, however, that one or more existing shareholders will not dispose of significant numbers of ADSs or ordinary shares. See “Principal and Selling Shareholders” for a description of our significant shareholders. No prediction can be made as to the effect, if any, that future sales of ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the market price of our ADSs prevailing from time to time. Sales of substantial amounts of ADSs or ordinary shares in the public market, or the perception that future sales may occur, could materially and adversely affect the prevailing market price of our ADSs.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned our ordinary shares for at least six months is entitled to sell the ordinary shares without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owing 10.0% or more of our outstanding shares) may sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1.0% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ADSs, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Persons who are not our affiliates and have beneficially owned our ordinary shares for more than six months but not more than one year may sell the ordinary shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the ordinary shares without registration under the Securities Act.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, each of our employees, consultants or advisors who purchases shares, in the form of ADSs or otherwise, from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following is a summary of the material British Virgin Islands, the People’s Republic of China and United States federal income tax consequences and considerations relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the British Virgin Islands, the People’s Republic of China and the United States. To the extent the discussion herein relates to matters of British Virgin Islands, the People’s Republic of China or United States tax law, it is the opinion of Walkers, our counsel as to matters of British Virgin Islands law, Jingtian & Gongcheng, our counsel as to matters of PRC law, and Ropes & Gray LLP, our counsel as to matters of United States federal law, respectively.

British Virgin Islands Taxation

Under British Virgin Islands law as currently in effect, a holder of ordinary shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the ordinary shares and all holders of ordinary shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Act or persons not resident in the British Virgin Islands. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

People’s Republic of China Taxation

On March 16, 2007, the NPC passed the new EIT Law, and on December 6, 2007, the State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The new EIT Law and its implementation rules apply a uniform 25.0% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There is a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25.0% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the new EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises classified as “High and New Technology Enterprises” are entitled to a 15.0% enterprise income tax rate.

The new EIT Law and its implementation rules provide that enterprises established outside the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises.” The “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management bodies.” The SAT issued Circular 82 setting forth specific standards for determination of the “de facto management bodies” of offshore companies controlled by PRC enterprises. However, it remains unclear as to how the PRC tax authorities will treat an overseas enterprise, with all of its management team members residing in the PRC, invested or controlled by other overseas enterprises as in our case.

Under the new EIT Law and its implementation rules, PRC withholding tax at the rate of 10.0% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest and dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10.0% PRC withholding tax if such gain is regarded as income derived from sources within the PRC. A lower income tax rate of 5.0% is applied if the “non-resident enterprises” are registered in Hong Kong or other jurisdiction that have a tax treaty arrangement with the PRC. Therefore, if we are considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered as income derived from sources within the PRC and be subject to PRC withholding tax.

Moreover, non-resident individual investors are required to pay PRC individual income tax on interests or dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC. Under the PRC Individual Income Tax Law, or IIT Law, non-resident individual refers to an individual who has no domicile in the PRC and does not stay in the territory of the PRC or who has no domicile in the PRC and has stayed in the territory of the PRC for less than one year. Pursuant to the IIT Law and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be the balance of the total income obtained from the transfer of the ADSs or ordinary shares minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered as a PRC “resident enterprise” and dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares are considered income derived from sources within the PRC by relevant competent PRC tax authorities, such gains earned by non-resident individuals may also be subject to 20.0% PRC withholding tax.

Also see “Risk Factors—Risks Relating to Doing Business in the PRC—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax,” “—We may be treated as a resident enterprise for PRC tax purposes under the new EIT Law and we may therefore be subject to PRC income tax on our global income” and “—Dividends payable by us to our foreign investors, and gains on the sales of our ordinary shares or ADSs, may be subject to taxes under PRC tax laws, which may materially reduce the value of your investment.”

Material United States Federal Income Tax Considerations

The following is a general summary of material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the ADSs or ordinary shares by U.S. Investors (as defined below) that purchase the ADSs or ordinary shares pursuant to the public offering and hold such ADSs or ordinary shares as capital assets as defined under the Internal Revenue Code of 1986, as amended, or the Code. This summary is based on the Code, the Treasury regulations issued pursuant to the Code, or the Treasury Regulations, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the Internal Revenue Service, or IRS, would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Investors in light of their particular circumstances or to U.S. Investors subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships, regulated investment companies, dealers in stock, securities or currencies, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire ADSs or ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or constructively 10.0% or more of our company’s shares, persons that are resident in or hold ADSs or ordinary shares in connection with a permanent establishment outside the United States or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this summary, the term “U.S. Investor” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust, (a) if a court within the United States is able to exercise primary supervision over its administration and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all of its substantial decisions, or (b) if a valid election is in effect for the trust to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds the ADSs or ordinary shares, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax adviser regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of the ADSs or ordinary shares.

Prospective investors should consult their tax advisers as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of ADSs or ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends

Subject to the PFIC discussion below, a U.S. Investor will be required to include in gross income the gross amount of any distribution paid on the ADSs or ordinary shares (including any amount of taxes withheld by our company) out of our company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our company’s current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Investor’s adjusted tax basis in the ordinary shares and ADSs and thereafter will be treated as a gain from the sale of the ordinary shares and ADSs. Our company does not currently maintain, and does not intend to maintain, calculations of our earnings and profits in accordance with U.S. federal income tax principles. Consequently, a U.S. Investor should treat the entire amount of any distribution received as a dividend.

In case of a U.S. Investor that is a corporation, dividends paid on the ADSs or ordinary shares will be subject to regular corporate rates and will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Subject to the discussion below, dividends paid on the ADSs or ordinary shares to individuals and certain other non-corporate persons will generally be subject to tax at ordinary income rates.

Certain dividends received by non-corporate U.S. Investors, including individuals, in taxable years beginning before January 1, 2013, generally will be subject to a maximum income tax rate of 15.0%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only if certain holding period requirements and other conditions are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S. Unless legislation is enacted extending the favorable tax treatment of dividends, dividends received by non-corporate U.S. investors in taxable years beginning after December 31, 2012 will generally be subject to tax at ordinary income rates.

As described above in the discussion of “—People’s Republic of China Taxation,” in the event our company is treated as a PRC “resident enterprise” under PRC law, our company may be required to withhold PRC income tax on dividends paid on the ADSs or ordinary shares under the new EIT Law. For U.S. federal income tax purposes, U.S. Investors will be treated as having received the amount of PRC taxes withheld by our company, and as then having paid over the withheld taxes to the PRC taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Investor with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Investor from our company with respect to the payment.

A U.S. Investor may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or ordinary shares. A U.S. Investor who does not elect to claim a foreign tax credit for foreign income tax withheld, may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such investor elects to do so for all creditable foreign income taxes. For purposes of calculating the foreign tax credit limitation, dividends paid by our company will, depending on the circumstances of the U.S. investor, be either general or passive income.

Our company expects to pay dividends, if any, in non-U.S. currency. A dividend paid in non-U.S. currency must be included in a U.S. Investor’s income as a U.S. dollar amount based on the exchange rate in effect on the date such dividend is actually or constructively received, regardless of whether the dividend is in fact converted into U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Investor generally will not recognize a foreign currency gain or loss. If the non-U.S. currency is converted into U.S. dollars on a later date, however, the U.S. Investor must include in income any gain or loss resulting from any exchange rate fluctuations. Such gain or loss will generally be ordinary income or loss, and will be from sources within the United States for foreign tax credit limitation purposes. U.S. Investors should consult their own tax advisors regarding the tax consequences to them if our company pays dividends in non-U.S. currency.

Taxation of Sale, Exchange or Other Disposition of ADSs or ordinary shares

Subject to the PFIC discussion below, a U.S. Investor generally will recognize capital gain or loss upon the sale, exchange or other disposition of ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and the U.S. Investor’s adjusted tax basis in such ADSs or ordinary shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Investor’s holding period in the ADSs or ordinary shares exceeds one year. Long-term capital gain of a non-corporate U.S. investor is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes. U.S. Investors are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on the disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under an investor’s own particular circumstances.

A U.S. Investor that receives non-U.S. currency on the disposition of the ADSs or ordinary shares will realize an amount equal to the U.S. dollar value of the foreign currency received on the date of disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date) whether or not converted into U.S. dollars at that time. Very generally, the U.S. Investor will recognize currency gain or loss if the U.S. dollar value of the currency received on the settlement date differs from the amount realized with respect to the ADSs or ordinary shares. Any currency gain or loss on the settlement date or on any subsequent disposition of the foreign currency generally will be U.S. source ordinary income or loss.

Passive Foreign Investment Company

In general, a foreign corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75.0% of its gross income is “passive income” or (ii) at least 50.0% of the average value of its total assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, certain royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a foreign corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25.0% interest (by value) is taken into account.

We do not expect to be a PFIC for the current taxable year or any future year. The PFIC determination, however, depends upon the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose and the application of these rules is uncertain in some respects. Under the income and asset tests, whether our company is a PFIC will be determined annually based upon the composition and nature of our income and the composition, nature and valuation of our assets, all of which are subject to change. For purposes of the asset test, any cash, including proceeds from the public offering, will generally be treated as a passive asset and the amount of cash held by our company in any year will depend, in part, on when our company spends the cash raised from the public offering and generated in its operations. In addition, the determination of our company’s PFIC status will depend upon the nature of the assets acquired by our company. Moreover, the determination of the value of our company’s assets may depend on its market capitalization, and that market capitalization may fluctuate. Accordingly, there can be no assurance that we will not be a PFIC in the current or any future year. In addition, there can be no assurance that the IRS will not challenge any determination by our company that it does not constitute a PFIC.

If our company is classified as a PFIC for any taxable year during which a U.S. Investor owns ADSs or ordinary shares, the U.S. Investor, absent certain elections (including a mark-to-market election), will generally be subject to adverse rules (regardless of whether our company continues to be classified as a PFIC) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Investor on the ADSs or ordinary shares in a taxable year that are greater than 125 percent of the average annual distributions received by the U.S. Investor in the three preceding taxable years or, if shorter, the U.S. Investor’s holding period for the ADSs or ordinary shares) and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares.

Under these adverse rules (a) the excess distribution or gain will be allocated ratably over the U.S. Investor’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which our company is classified as a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years during which our company was classified as a PFIC will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year and an interest charge will be imposed with respect to the resulting tax attributable to each such taxable year.

If our company is a PFIC for any taxable year during which a U.S. Investor holds the ADSs or ordinary shares, our company will continue to be treated as a PFIC with respect to that U.S. Investor for all succeeding years during which the U.S. Investor holds the ADSs or ordinary shares. The U.S. Investor may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the special tax rules discussed above) as if the U.S. Investor’s ADSs or ordinary shares had been sold on the last day of the last taxable year for which our company was a PFIC. If our company holds or acquires an interest in an entity which is itself a PFIC, such an interest may be treated as owned by a U.S. Investor. U.S. Investors should consult their own tax advisers regarding the consequences to them if our company holds or acquires an interest in an entity which is itself a PFIC.

Although the PFIC rules permit a U.S. holder of stock in a PFIC in certain circumstances to avoid some of the disadvantageous tax treatment described above by making a “qualified electing fund,” or QEF, election, a U.S. Investor will not be able to elect to treat our company as a QEF because our company does not intend to prepare the information that the U.S. Investor would need to make a QEF election.

If our company is a PFIC in any year with respect to a U.S. Investor, the disadvantageous tax treatment described above may in part be avoided with respect to our company if a U.S. Investor validly makes a mark-to-market election as of the beginning of such U.S. Investor’s holding period. If such election is made, such U.S. Investor generally will be required to take into account the difference, if any, between the fair market value of, and its adjusted tax basis in, the ADSs or ordinary shares at the end of each taxable year as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to the tax basis of such ADSs or ordinary shares. In addition, any gain from a sale, exchange or other disposition of the ADSs or ordinary shares will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income). A mark-to-market election is available to a U.S. Investor only if the ADSs or ordinary shares are considered “marketable stock.” Generally, shares will be considered marketable stock if the shares are “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations.

If our company is a PFIC in any year with respect to a U.S. Investor, the U.S. Investor will be required to file an annual return on IRS Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares. In addition, under recently enacted U.S. legislation and subject to future guidance, if we are a PFIC, U.S. Investors will be required to file, for taxable years beginning after March 18, 2010, an annual information return with the IRS relating to their ownership of the ADSs or ordinary shares. Although expected, no guidance has yet been issued about such return, including on the information required to be reported on such return, the form of the return, or the due date for the return.

U.S. Investors should consult their tax advisors regarding the potential application of the PFIC regime, including eligibility for and the manner and advisability of making a mark-to-market election.

Certain Reporting Requirements

Certain U.S. Investors are required to file information returns with the IRS, including IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, reporting transfers of cash or other property to our company and information relating to the U.S. Investor and our company. Substantial penalties may be imposed upon a U.S. Investor that fails to comply.

Subject to specified exceptions and future guidance, recently enacted U.S. tax legislation generally requires a U.S. Investor (that is an individual or, to the extent provided in future guidance, a U.S entity) to report to the IRS such U.S. Investor’s interests in stock or securities issued by a non-U.S. person (such as the company) for taxable years beginning after March 18, 2010. Although expected, no guidance on this reporting requirement has yet been issued. U.S. Investors should consult their tax advisors regarding the information reporting obligations that may arise from their acquisition, ownership or disposition of ADSs or ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

Under certain circumstances, U.S. backup withholding tax and/or information reporting may apply to U.S. Investors with respect to dividend payments made on or the payment of proceeds from the sale, exchange or other disposition of the ADSs or ordinary shares, unless an applicable exemption is satisfied. U.S. Investors that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Investor’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Investor timely furnishes required information to the IRS.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus, the underwriters named below, through their representative, Morgan Stanley & Co. International plc, have agreed to purchase from us and the selling shareholders the following respective numbers of ADSs at an initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of ADSs
Morgan Stanley & Co. International plc
William Blair & Company, L.L.C.
Oppenheimer & Co. Inc.

Total

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. William Blair & Company, L.L.C.’s address is 222 West Adams Street, Chicago, IL 60606. Oppenheimer & Co. Inc.’s address is 300 Madison Avenue, New York, New York 10017.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. We have been advised by the underwriters that Morgan Stanley & Co. International plc expects to make offers and sales in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. Incorporated.

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters including those from us, the selling shareholders, our counsel and the independent accountants. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults on its purchase commitment, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling shareholders have granted to the underwriters an option, exercisable in whole or in part at the discretion of the representative, at any time, from time to time, on or before 30 days after the date of this prospectus, to purchase up to an aggregate of additional              ADSs from the selling shareholders at the initial public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The option may be exercised only to cover any over-allotments of ADSs. The selling shareholders will be obligated, pursuant to the option, to sell these additional ADSs to the underwriters to the extent the option is exercised. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ADSs as the number of ADSs to be purchased by it in the above table bears to the total number of ADSs offered by this prospectus. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the              ADSs are being offered. We will not receive any proceeds from the sale of ADSs by the selling shareholders.

We have been advised by the representative of the underwriters that the underwriters propose to offer the ADSs initially to the public at the initial public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of US$             per ADS. After the initial public offering, the representative may change the initial public offering price and other selling terms.

The table below shows the per ADS and total underwriting discounts and commissions that we and the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Underwriting Discounts and Commissions	Without Over-Allotment	With Over-Allotment

Per ADS	US$	US$

Total by us	US$	US$

Total by the selling shareholders	US$	US$

Total expenses for this offering are estimated to be approximately US$             million. See “Expenses Relating to this Offering.”

We have agreed to pay all fees and expenses we and the selling shareholders incur in connection with this offering.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have agreed that we will not offer, sell, issue, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act, relating to, any ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for, or that represent the right to receive, our ADSs or ordinary shares, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares, or publicly disclose that we will or may enter into any transaction described above, without the prior written consent of the representative of the underwriters for a period of 180 days after the date of this prospectus, or the lock-up period, whether any transaction described above is to be settled by the delivery of ADSs, ordinary shares or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	ADSs to be sold by us to the underwriters in this offering;

•	the grant of awards under our 2011 Share Incentive Plan; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ADSs or ordinary shares, provided that such plan does not provide for the transfer of ADSs or ordinary shares during the 180-day restricted period.

Each of our directors, executive officers and shareholders has agreed they will not offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for, or that represents the right to receive, ADSs or ordinary shares, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares, or publicly disclose that he, she or it will or may enter into any transaction described above, without the prior written consent of the representative of the underwriters during the “lock-up period,” whether any transaction described above is to be settled by the delivery of ADSs, ordinary shares or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	ADSs to be sold by the selling shareholders to the underwriters in this offering;

•

transactions relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act will be required or will be voluntarily made in connection with subsequent sales of ordinary shares, ADSs or other securities acquired in such open market transactions;

•

the exercise of any rights to acquire ordinary shares, ADSs or other securities of our company issued pursuant to our 2011 Share Incentive Plan for the issuance of share options or equity grants, provided that such plan is in effect as of the date of and disclosed in this prospectus;

•

transfers of ordinary shares, ADSs or any security convertible into ordinary shares or ADSs (i) for no value or consideration, to an immediate family member or a trust formed for the benefit of an immediate family member, (ii) as a bona fide gift or (iii) through will or intestacy, provided that each transferee or donee or recipient shall agree in writing to be subject to the restrictions described above, and that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of ordinary shares or ADSs, shall be required or shall be voluntarily made during the restricted period; or

•

distributions of ordinary shares, ADSs or any security convertible into ordinary shares or ADSs to partners, members, shareholders or affiliates, provided that such transferee or distributee shall agree in writing to be subject to the restrictions described above, and that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of ordinary shares or ADSs, shall be required or shall be voluntarily made during the restricted period.

The “lock-up period” will be extended under certain circumstances. In the event that either (1) during the last 17 days of the “lock-up period,” we release earnings results or material news or a material event relating to us occurs, or (2) prior to the expiration of the “lock-up period,” we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up period,” then in either case the expiration of the “lock-up period” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representative of the underwriters waives, in writing, such an extension. The representative may release securities subject to the lock-ups at any time without public announcement. There are no agreements between the representative and any of our directors, executive officers and principal shareholders releasing them from these lock-up agreements prior to the expiration of the “lock-up period.”

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

We have applied for the listing of the ADSs on the NYSE under the symbol “ZX.” To meet the NYSE distribution standards for the offering, the underwriters have undertaken to distribute the ADSs in a manner so as to create a minimum of              round lots of ADSs, and offer a minimum public float of              million ADSs in the United States with an offering value in excess of US$             million.

Prior to this offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of the ADSs will be determined by agreement between us and the representative. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market, or both.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the overallotment option.

•

“Naked” short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased by the stabilization manager or its agent in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time. The underwriters are not under any obligation to engage in these activities.

A prospectus in electronic format may be made available on the Internet web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on the web sites of, or any other web sites maintained by, any underwriter or a selling group member, if any, participating in this offering, is not part of the prospectus or the registration statement of which the prospectus forms a part. The representative may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADS to the public in that Relevant Member State at any time,

(a)	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

(d)	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

Japan

The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong

The ADSs may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person that is:

(a)	a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1)	to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Cayman Islands

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to any member of the public in the Cayman Islands.

People’s Republic of China

This prospectus will not be circulated or distributed in the PRC and the ADSs will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Switzerland

This prospectus does not constitute a prospectus within the meaning of Art. 625a and/or 1156 of the Swiss Code of Obligations. The ADSs will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this prospectus, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange or corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The ADSs may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. This prospectus may not be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offering of the ADSs in Switzerland.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADS by us and the selling shareholders. With the exception of the SEC registration fee, NYSE listing fee and FINRA filing fee, all amounts are estimates.

SEC Registration Fee	US$	29,025
NYSE listing fee
FINRA filing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the U.S. federal securities and New York state law in connection with this offering will be passed upon for us by Ropes & Gray LLP. Certain legal matters as to the U.S. federal securities and New York state law in connection with this offering will be passed upon for the underwriters by Sullivan & Cromwell LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to British Virgin Islands law will be passed upon for us by Walkers. Legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng and for the underwriters by Jun He Law Offices. Ropes & Gray LLP may rely upon Walkers with respect to matters governed by British Virgin Islands law and Jingtian & Gongcheng with respect to matters governed by PRC law. Sullivan & Cromwell LLP may rely upon Jun He Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of China Zenix Auto International Limited (successor) and its subsidiaries as of December 31, 2008, 2009 and 2010, and for the period from July 11, 2008 to December 31, 2008 and the years ended December 31, 2009 and 2010 and the related financial statement schedule, and the consolidated financial statements of Zhengxing Wheel Group Co., Ltd. (predecessor) and its subsidiaries as of December 28, 2008 and the period from January 1, 2008 to December 28, 2008, included in this prospectus have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as set forth in their report appearing herein which report expresses an unqualified opinion on the consolidated financial statements and included an explanatory paragraph relating to the convenience translation of Renminbi amounts into United States dollar amounts, and are included in reliance upon such report given on their authority as experts in accounting and auditing. The office of Deloitte Touche Tohmatsu is located at 35/F, One Pacific Place, 88 Queensway, Hong Kong.

This prospectus contains information from a report commissioned by us and prepared by Frost & Sullivan, an independent market research firm, which contains data regarding the commercial vehicle wheel market in the PRC and select international markets. The office of Frost & Sullivan is located at 2802-2803, Tower A, Dawning Centre, 500 Hongbaoshi Road, Shanghai 201103, the PRC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You are advised to read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.

We intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2008 TO DECEMBER 28, 2008 (PREDECESSOR),

THE PERIOD FROM JULY 11, 2008 TO DECEMBER 31, 2008 (SUCCESSOR) AND

THE YEARS ENDED DECEMBER 31, 2009 AND DECEMBER 31, 2010 (SUCCESSOR)

Page
Report of Independent Registered Public Accounting Firm—China Zenix Auto International Limited (Successor) and Zhengxing Wheel Group Co., Limited (Predecessor)	F-2

Consolidated Statements of Comprehensive Income for the period from January 1, 2008 to December  28, 2008 (Predecessor), the period from July 11, 2008 to December 31, 2008 (Successor) and the years ended December 31, 2009 and December 31, 2010 (Successor)

F-3

Consolidated Statements of Financial Position as of December 28, 2008 (Predecessor), December 31, 2008 (Successor), December 31, 2009 (Successor) and December 31, 2010 (Successor)	F-4

Consolidated Statements of Changes in Equity for the period from January 1, 2008 to December  28, 2008 (Predecessor), the period from July 11, 2008 to December 31, 2008 (Successor) and the years ended December 31, 2009 and December 31, 2010 (Successor)

F-5

Consolidated Statements of Changes in Cash Flows for the period from January 1, 2008 to December  28, 2008 (Predecessor), the period from July 11, 2008 to December 31, 2008 (Successor) and the years ended December 31, 2009 and December 31, 2010 (Successor)

F-7

Notes to Consolidated Financial Statements for the period from January 1, 2008 to December  28, 2008 (Predecessor), the period from July 11, 2008 to December 31, 2008 (Successor) and the years ended December 31, 2009 and December 31, 2010 (Successor)

F-8

Financial Statement Schedule I—Financial Information of China Zenix Auto International Limited (Successor)	F-48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of China Zenix Auto International Limited:

We have audited the accompanying consolidated statements of financial position of China Zenix Auto International Limited and subsidiaries as of December 31, 2010, 2009 and 2008 (Successor) and Zhengxing Wheel Group Co., Limited and subsidiaries as of December 28, 2008 (Predecessor), and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years ended December 31, 2010 and 2009 (Successor), the period from July 11, 2008 to December 31, 2008 (Successor), and the period from January 1, 2008 to December 28, 2008 (Predecessor) (Successor and Predecessor collectively, the “Group”). Our audits also included the financial statement schedule of the Successor included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the management of the Group. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Group over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of China Zenix Auto International Limited and subsidiaries as of December 31, 2010, 2009 and 2008 (Successor) and Zhengxing Wheel Group Co., Limited and subsidiaries as of December 28, 2008 (Predecessor), and the results of their operations and their cash flows for the years ended December 31, 2010 and 2009 (Successor), the period from July 11, 2008 to December 31, 2008 (Successor), and the period from January 1, 2008 to December 28, 2008 (Predecessor), in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the related financial statement schedule of the Successor, when considered in relation to such consolidated financial statements taken as whole, present fairly in all material respects the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Hong Kong

February 22, 2011

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	NOTES	1.1.2008 to 12.28.2008	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010	1.1.2010 to 12.31.2010
		RMB’000	RMB’000	RMB’000	RMB’000	US$’000
		(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Revenue	5	1,835,037	6,796	2,139,229	3,199,804		484,819
Cost of sales		(1,464,738)	(6,457)	(1,635,260)	(2,387,782)		(361,785)

Gross profit		370,299	339	503,969	812,022		123,034
Other operating income	6	5,641	—	8,248	6,110		926
Net exchange loss		(4,092)	(8)	(154)	(2,614)		(396)
Selling and distribution costs		(103,053)	(406)	(133,176)	(197,635)		(29,945)
Research and development expenses		(18,320)	(78)	(27,136)	(44,698)		(6,772)
Administrative expenses		(58,502)	(488)	(69,591)	(99,432)		(15,066)
Finance costs	7	(32,859)	(386)	(53,999)	(57,928)		(8,777)

Profit (loss) before taxation		159,114	(1,027)	228,161	415,825		63,004
Income tax (expense) credit	8	(26,105)	6	(44,776)	(88,055)		(13,342)

Profit (loss) and total comprehensive income (expense) for the period/years	9	133,009	(1,021)	183,385	327,770		49,662

Profit (loss) and total comprehensive income (expense) attributable to:
Owners of the Predecessor/Successor		132,210	(1,021)	183,385	327,770		49,662
Non-controlling interests		799	—	—	—		—

		133,009	(1,021)	183,385	327,770		49,662

(Loss) earnings per share	10
Basic			RMB(0.01)	RMB1.15	RMB2.05	US$	0.31
Diluted			RMB(0.01)	RMB1.15	RMB2.05	US$	0.31

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
	NOTES	12.28.2008	12.31.2008	12.31.2009	12.31.2010	12.31.2010
		RMB’000	RMB’000	RMB’000	RMB’000	US$’000
		(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
ASSETS
Current assets
Inventories	12	355,779	366,381	464,881	493,381	74,755
Trade and other receivables and prepayments	13	366,363	352,165	623,588	766,432	116,126
Prepaid lease payments	14	4,061	5,666	6,165	6,080	921
Taxation recoverable		17,830	17,830	—	—	—
Pledged bank deposits	15	49,200	90,800	74,740	71,433	10,823
Bank balances and cash	15	98,403	96,793	134,782	318,020	48,185

Total current assets		891,636	929,635	1,304,156	1,655,346	250,810

Non-current assets
Property, plant and equipment	16	790,709	815,130	970,608	1,198,652	181,614
Prepaid lease payments	14	177,978	257,710	276,380	266,875	40,436
Deposit paid for acquisition of prepaid lease payments		—	—	—	20,000	3,030
Deposits paid for acquisition of property, plant and equipment		20,195	20,195	—	2,503	379
Deferred tax assets	17	2,088	2,088	4,020	3,974	602
Intangible assets	18	—	17,000	17,000	17,000	2,576

Total non-current assets		990,970	1,112,123	1,268,008	1,509,004	228,637

Total assets		1,882,606	2,041,758	2,572,164	3,164,350	479,447

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	19	559,489	562,092	814,443	960,907	145,592
Amounts due to related parties	20	241,370	381,370	81,370	—	—
Taxation payable		—	—	13,802	24,234	3,672
Bank borrowings	21	538,000	551,000	608,000	813,500	123,258

Total current liabilities		1,338,859	1,494,462	1,517,615	1,798,641	272,522

Non-current liabilities
Bank borrowings	21	120,000	120,000	292,000	238,500	36,136
Deferred income	22	—	—	14,071	13,275	2,011
Deferred tax liabilities	17	—	33,208	39,401	57,305	8,683

Total non-current liabilities		120,000	153,208	345,472	309,080	46,830

Total liabilities		1,458,859	1,647,670	1,863,087	2,107,721	319,352

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 160,000,000 issued and outstanding as at December 31, 2008, 2009 and 2010)	23	—	106	106	106	16
Registered and/or paid in capital	23	131,000	234	234	234	34
Reserves		292,747	393,748	708,737	1,056,289	160,045

Total equity attributable to owners of the Predecessor/Successor		423,747	394,088	709,077	1,056,629	160,095

Total equity and liabilities		1,882,606	2,041,758	2,572,164	3,164,350	479,447

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of Predecessor/Successor
	Share Capital	Registered and /or paid in capital	capital reserve	PRC statutory reserve	Retained profits (loss)	Sub-total	Non- Controlling interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(note i)	(note ii)
Predecessor—Zhengxing Wheel Group Co., Limited:

At January 1, 2008	—	131,000	80,000	8,553	67,544	287,097	38,538	325,635

Profit and total comprehensive income for the period	—	—	—	—	132,210	132,210	799	133,009
Transfer	—	—	—	13,641	(13,641)	—	—	—
Acquisition of additional interests in subsidiaries	—	—	—	—	4,440	4,440	(34,240)	(29,800)
Disposal of subsidiaries	—	—	—	—	—	—	(5,097)	(5,097)

At December 28, 2008	—	131,000	80,000	22,194	190,553	423,747	—	423,747

Successor—China Zenix Auto International Limited:

Issue of shares	106	234	—	—	—	340	—	340
Capital contribution	—	—	394,769	—	—	394,769	—	394,769
Loss and total comprehensive expense for the period	—	—	—	—	(1,021)	(1,021)	—	(1,021)

At December 31, 2008	106	234	394,769	—	(1,021)	394,088	—	394,088
Profit and total comprehensive income for the year	—	—	—	—	183,385	183,385	—	183,385
Capital contribution	—	—	131,604	—	—	131,604	—	131,604
Transfer	—	—	—	21,459	(21,459)	—	—	—

At December 31, 2009	106	234	526,373	21,459	160,905	709,077	—	709,077
Profit and total comprehensive income for the year	—	—	—	—	327,770	327,770	—	327,770
Capital contribution	—	—	19,782	—	—	19,782	—	19,782
Transfer	—	—	—	34,260	(34,260)	—	—	—

At December 31, 2010	106	234	546,155	55,719	454,415	1,056,629	—	1,056,629

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
At December 31, 2010	16	34	82,751	8,443	68,851	160,095	—	160,095

notes:
i.	For Predecessor, capital reserve represents additional paid-in capital by equity owners.
For Successor, capital reserve includes additional capital contributions, comprising a cash injection of RMB140 million and an option of RMB386.3 million, being the fair value at grant date, by equity owners to acquire the Predecessor, details of which are set out in Note 25. In addition, pursuant to a shareholders’ of agreement, RMB19.8 million was contributed by an equity owner in 2010 for the Group’s operation.
ii.

As stipulated by the relevant laws and regulations in the People’s Republic of China (the “PRC”), companies established in the PRC (the “PRC subsidiaries”) are required to maintain a statutory reserve made out of profit for the year based on the PRC subsidiaries’ statutory financial statements which are prepared in accordance with the accounting principles generally accepted in the PRC. The amount and

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

allocation basis are decided by the board of directors of the PRC subsidiaries annually and is not to be less than 10% of the profit for the year of the PRC subsidiaries. Statutory reserve can be used for expanding the capital base of the PRC subsidiaries by means of capitalization issue.

iii.	The PRC laws and regulations restrict the distribution of registered capital of companies established in the PRC. Accordingly, the registered capital of PRC entities in the Group of RMB393,500,000, RMB393,500,000 and RMB393,000,000 as of December 31, 2008, December 31, 2009 and December 31, 2010 are considered under restriction for distribution.
In addition, as a result of the relevant PRC laws and regulations which impose restriction on distribution or transfer of assets out of the PRC statutory reserve, RMB22,194,000, RMB43,653,000 and RMB77,913,000 representing the PRC statutory reserve as of December 31, 2008, December 31, 2009 and December 31, 2010 are also considered under restriction for distribution.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	NOTES	1.1.2008 to 12.28.2008	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010	1.1.2010 to 12.31.2010
		RMB’000	RMB’000	RMB’000	RMB’000	US$’000
		(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
OPERATING ACTIVITIES
Profit (loss) before taxation		159,114	(1,027)	228,161	415,825	63,004
Adjustments for:
Amortization of prepaid lease payments		3,914	224	5,791	6,112	926
Depreciation of property, plant and equipment		60,719	688	73,568	104,156	15,781
Gain on disposal of subsidiaries		(196)	—	—	—	—
Release of deferred income		—	—	(133)	(796)	(121)
Finance costs		32,859	386	53,999	57,928	8,777
Interest income		(3,085)	—	(2,127)	(2,407)	(365)
Gain on disposal of leasehold land		—	—	—	(37)	(6)
Loss on disposal of property, plant and equipment		—	—	5	235	36

Operating cash flows before movements in working capital		253,325	271	359,264	581,016	88,032
(Increase) decrease in inventories		(83,321)	2,282	(98,500)	(28,500)	(4,319)
Decrease (increase) in trade and other receivables and prepayments		111,159	14,198	(271,423)	(142,844)	(21,644)
(Decrease) increase in trade and other payables and accruals		(61,864)	2,603	251,555	146,464	22,192

Cash generated from operations		219,299	19,354	240,896	556,136	84,261
Interest received		3,085	—	2,127	2,407	365
PRC income tax paid		(42,478)	—	(8,883)	(59,673)	(9,041)

NET CASH FROM OPERATING ACTIVITIES		179,906	19,354	234,140	498,870	75,585

INVESTING ACTIVITIES
Purchase of property, plant and equipment		(194,788)	(828)	(204,463)	(335,705)	(50,864)
Deposits paid for acquisition of property, plant and equipment		(20,195)	—	—	(2,503)	(379)
Acquisition of leasehold land		(1,710)	—	(24,960)	(462)	(70)
Proceeds on disposal of subsidiaries	24	35,203	—	—	—	—
Decrease (increase) in pledged bank deposits		17,979	(41,600)	16,060	3,307	501
Acquisition of subsidiaries	25	—	98,403	(140,000)	—	—
Increase in deferred income		—	—	15,000	—	—
Proceeds on disposal of properties, plant and equipments		—	—	15	4,028	610
Deposit paid for acquisition of leasehold land		—	—	—	(20,000)	(3,030)
Proceeds on disposal of leasehold land		—	—	—	3,977	603

NET CASH (USED IN) FROM INVESTING ACTIVITIES		(163,511)	55,975	(338,348)	(347,358)	(52,629)

FINANCING ACTIVITIES
Repayment of bank borrowings		(405,500)	—	(551,000)	(608,000)	(92,121)
Repayment to related parties		(196,000)	—	(160,000)	(81,370)	(12,329)
Interest paid		(37,248)	(386)	(58,407)	(58,686)	(8,892)
Acquisition of additional interests in subsidiaries		(29,800)	—	—	—	—
New bank borrowings raised		654,000	13,000	780,000	760,000	115,152
Capital contribution from shareholders		—	8,850	131,604	19,782	2,997

NET CASH (USED IN) FROM FINANCING ACTIVITIES		(14,548)	21,464	142,197	31,726	4,807

NET INCREASE IN CASH AND CASH EQUIVALENTS		1,847	96,793	37,989	183,238	27,763
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD/YEAR		96,556	—	96,793	134,782	20,422

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD/YEAR, represented by bank balances and cash		98,403	96,793	134,782	318,020	48,185

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

China Zenix Auto International Limited (the “Company” or “Successor” hereafter) is a company incorporated under the laws of the British Virgin Islands on July 11, 2008. It is an investment holding company and is owned as to 90% and 10% by Newrace Limited (“Newrace”) and Richburg Holdings Limited (“Richburg”), respectively, both of which are also companies incorporated under the laws of the British Virgin Islands. Ms. Laifan Chu (“Ms. Chu”) owns all the issued share capital of Newrace. The address of the registered and principal place of the Company’s business is room 1708, Nan Fung Tower, 173 Des Voeux Road Central, Hong Kong.

The Company owns 100% equity interest in China Wheel Limited (“China Wheel”).

China Wheel is a company incorporated under the laws of Special Administrative Region of Hong Kong on September 26, 2008. China Wheel had no activity since incorporation until November 26, 2008 when it entered into an agreement (the “Purchase Agreement”) to acquire all the registered and paid-up capital of Zhengxing Wheel Group Co., Limited (“Zhengxing Wheel”) from Mr. Jianhui Lai (“Mr. Lai”) and his family members (the “Lai Family”) for a cash consideration of RMB140 million. In connection with the acquisition of Zhengxing Wheel, Ms. Chu and Mr. Lai entered into a memorandum of understanding on November 1, 2008, under which the parties agreed that Mr. Lai has an option to purchase any or all of the shares of Newrace from Ms. Chu at a price to be agreed by the parties. On November 26, 2008, Ms. Chu and Mr. Lai orally agreed that Mr. Lai’s option to purchase any or all of the shares of Newrace would take effect from January 1, 2009. On October 25, 2010, Ms. Chu and Mr. Lai entered into a share purchase option agreement which reiterated and finalized the terms of, and superseded, the prior memorandum of understanding and oral agreement between Ms. Chu and Mr. Lai. Pursuant to the option agreement, Mr. Lai has the right, which could only be exercised after January 1, 2009, subject to certain terms of the share purchase option agreement which delayed any potential exercise until after an initial public offering of the Company, for a period of 5 years, to acquire any or all of the 50,000 ordinary shares in Newrace, at a price of US$400 per ordinary share, and such price is to be increased at a rate of 10% per annum, calculated on a daily basis starting from January 1, 2009, until the option is exercised or lapsed (the “Option”).

The acquisition of Zhengxing Wheel by China Wheel was completed on December 29, 2008 and it was accounted for as a business combination by China Wheel. The total purchase consideration included the cash price of RMB140 million and the fair value of the Option on December 29, 2008, the acquisition date, which is also the date when the Purchase Agreement was approved by the relevant government authority and upon which the purchase became effective (see Note 25).

Zhengxing Wheel was established as a limited liability company in the People’s Republic of China (“PRC”) by the Lai Family on June 23, 2003. Details of Zhengxing Wheel’s subsidiaries are as follows:

Name of company	Place and date of establishment and operation	Attributable equity interests directly held by Zhengxing Wheel at December 31,
		2008	2009	2010

Zhangzhou Zhengxing Vehicle Transportation Co., Ltd. (“Zhangzhou Transportation”)	The PRC April 30, 2002	—	N/A	N/A

Zhangzhou Hangshing Zhengxing Co., Ltd. (“Hangshing Zhengxing”)	The PRC May 7, 2003	100%	100%	—

Zhengxing Group Benxi Wheel Co., Ltd.	The PRC July 13, 2004	100%	100%	100%

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

Name of company	Place and date of establishment and operation	Attributable equity interests directly held by Zhengxing Wheel at December 31,
		2008	2009	2010

Zhengxing Group Chengdu Wheel Co., Ltd. (“Zhengxing Chengdu”)	The PRC July 30, 2004	100%	100%	100%

Zhengxing Group Langfang Wheel Co., Ltd. (“Zhengxing Langfang”)	The PRC January 21, 2005	100%	100%	100%

Zhengxing Group Hefei Wheel Co., Ltd.	The PRC June 9, 2005	100%	100%	100%

Zhengxing YiJiaRen (Xiamen) Investment Management Co., Ltd. (“YJR Xiamen”)	The PRC September 13, 2007	—	N/A	N/A

Zhengxing YiJiaRen (Fujian) Investment Co., Ltd. (“YJR Fujian”)	The PRC February 4, 2008	—	N/A	N/A

Hua’an Zhengxing Wheel Co., Ltd.	The PRC November 19, 2010	—	—	100%

Zhengxing Wheel and each of its subsidiaries were engaged in research, development, production and sale of commercial vehicle wheels, except for Zhangzhou Transportation, YJR Xiamen and YJR Fujian, which had been inactive up to the date of their disposal by Zhengxing Wheel in 2008 (see Note 24).

Hangshing Zhengxing was deregistered on September 9, 2010 in accordance with relevant PRC Law. Upon the deregistration of Hangshing Zhengxing, all the assets and liabilities of Hangshing Zhengxing were transferred to Zhengxing Wheel at carrying amounts.

Zhengxing Wheel and its subsidiaries are considered to be the predecessor (collectively the “Predecessor” or “Predecessor Company”) of the Company as the Company and China Wheel had no operation on their own other than succeeding to all of the business of Zhengxing Wheel on December 29, 2008. For the purpose of these consolidated financial statements, both the Predecessor Company for the period from January 1, 2008 to December 28, 2008 and the Successor Company (the Company and its subsidiaries) for the period since December 29, 2008 are referred to as the Group.

The consolidated financial statements of the Group are presented in Renminbi (“RMB”) which is the functional currency of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Group’s consolidated financial statements comply with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”).

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

Basis of preparation

The Group’s consolidated financial statements have been prepared on the historical cost basis as explained in the accounting policies set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company/Zhengxing Wheel and entities controlled by the Company/Zhengxing Wheel (collectively the “subsidiaries”). Control is achieved where the Company/Zhengxing Wheel has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the period/year are included in the consolidated statements of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Non-controlling interests in the net assets of consolidated subsidiaries are presented separately from the Group’s equity therein. Non-controlling interests in the net assets consist of the amount of those interests at the date of the original business combination and the non-controlling interests’ share of changes in equity since the date of the combination. Losses applicable to the non-controlling interests in excess of the non-controlling interests’ share in a subsidiary’s equity are attributed to the non-controlling interests even if it results in the non-controlling interests having a deficit balance.

Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Predecessor.

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively;

•	liabilities or equity instruments related to the replacement by the Group of an acquiree’s share-based payment awards are measured in accordance with IFRS 2 Share-based Payment; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that standard.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date—and is subject to a maximum of one year.

Revenue recognition

The Group’s revenues are principally from sales of commercial vehicle wheels to customers in the PRC and international markets. Revenue arising from sales made to PRC customers consists of sales to original equipment manufacturers (“OEMs”) and tier-one distributors who then resell the Group’s products to retail end-users in the aftermarket through tier-two distributors. The Group sells only to tier-one distributors and it does not sell directly to the tier-two distributors or end-users in the aftermarket. The Group offers discounts or rebates based on the contractual percentages of sales to OEMs in settlement of warranty obligations and the OEMs has no other right of return, the Group also offers discounts or rebates based on the contractual percentages of sales to tier-one distributors which are intended to cover any defective products. The tier-one distributors have no right of return other than for defective products under warranty in a period of three months. As the Group’s cost to fulfill such warranty provisions has historically been insignificant, it is expensed as incurred. The Group’s international sales are sales to international distributors and vehicle manufacturers, with no rights of returns or warranty obligations.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

Cost of sales

Cost of sales primarily consists of cost of raw materials, direct labor, manufacturing overhead which includes depreciation expenses of plant and machinery.

Property, plant and equipment

Property, plant and equipment including building held for use in the production or supply of goods or services, or for administrative purposes other than construction in progress are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment other than construction in progress, over their estimated useful lives and after taking into account their estimated residual value, using the straight line method.

Construction in progress includes property, plant and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognized impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amounts of the item) is included in profit or loss in the period in which the item is derecognized.

Prepaid lease payments

Prepaid lease payments represent up-front payments to acquire leasehold land interests and are stated at cost and amortized over the period of the lease on a straight-line basis.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the re-translation of monetary items, are recognized in profit or loss in the period in which they arise.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit or loss in the year in which they are incurred.

Government grants

Government grants are recognized as income over the periods necessary to match them with the related costs. Grants related to depreciable assets are presented as deferred income and are released to income over the useful lives of the assets. Grants related to expense items are recognized in the same period as those expenses are charged in the consolidated statement of comprehensive income and are reported separately as other income.

Retirement benefit costs

Payments to defined contribution scheme are charged as an expense when employees have rendered service entitling them to the contributions. Payments made to state-managed retirement benefit schemes are dealt with as

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payments to defined contribution scheme where the Group’s obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. The Group’s liability for current tax is calculated using tax rates (and tax laws) that have been enacted or substantively enacted by the end of each reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary difference to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not be reversed in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled, or the asset is realized based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is recognized in profit or loss, except when it relates to items that are recognized in other comprehensive income or directly in equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity respectively.

Research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

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•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is charged to profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible asset is measured at cost less accumulated amortization and accumulated impairment losses (if any), on the same basis as intangible assets acquired separately.

As the Group does not have the ability to measure reliably the expenditure attributable to the intangible asset during its development, it has not capitalized any development cost during the period/year presented.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the weighted average method.

Financial instruments

Financial assets and financial liabilities are recognized in the consolidated statements of financial position when a group entity becomes a party to the contractual provisions of the instruments. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Financial assets

The Group’s financial assets are loans and receivables. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales of financial assets are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period to the net carrying amount on initial recognition.

Interest income is recognized on an effective interest basis.

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Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables (including trade and other receivables, pledged bank deposits and bank balances) are carried at amortized cost using the effective interest method, less any identified impairment losses (see accounting policy on impairment of financial assets below).

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been affected.

Objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, and observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets measured at amortized cost, an impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables and other receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a trade receivable and other receivables is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

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NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognized on an effective interest basis.

Financial liabilities

Financial liabilities (including trade and other payables, amounts due to related parties and bank borrowings) are subsequently measured at amortized cost, using the effective interest method.

Equity instruments

Equity instruments issued by the group entities are recorded at the proceeds received, net of direct issue costs.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Intangible assets

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination are identified and recognized separately where they satisfy the definition of an intangible asset and their fair values can be measured reliably. The cost of such intangible assets is their fair value at the acquisition date.

Subsequent to initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortization and any accumulated impairment losses. Amortization for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives. Alternatively, intangible assets with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses (see the accounting policy in respect of impairment losses on tangible and intangible assets below).

Impairment losses on tangible and intangible assets

At the end of the reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the

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NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

impairment loss, if any. In addition, intangible assets with indefinite useful lives are tested for impairment annually, and whenever there is an indication that they may be impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

Earnings per share

Basic earnings per share are calculated by dividing profit (loss) attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period/years.

Translation into United States dollar

The consolidated financial statements of the Company are stated in RMB. The translation of RMB amounts as of and for the year ended December 31, 2010 into United States dollar (“US$”) is included solely for the convenience of readers and was made at the rate of RMB6.6000 to US$1.00, which was based on the noon buying rate on December 31, 2010 in The City of New York cable transfers of RMB as certified for customers purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representation that RMB amounts could be converted, realized or settled into US$ at the above average rate or at any other rate.

3. APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied the following new and revised standards and interpretations issued by the IASB.

IFRS 2 (Amendments)	Group Cash-settled Share-based Payment Transactions
IAS 39 (Amendments)	Eligible Hedged Items
IFRSs (Amendments)	Improvements to IFRSs issued in 2009
IFRSs (Amendments)	Amendments to IFRS 5 as part of Improvements to IFRSs issued in 2008
IFRIC 17	Distributions of Non-cash Assets to Owners

The Group has early adopted IFRS 3 “Business Combinations Revised (2008)” (“IFRS 3 (2008)”) and IAS 27 (Revised) “Consolidated and Separate Financial Statements” on January 1, 2008. The application of the new and revised standards and interpretations in the year ended December 31, 2010 has had no material effect on the amounts reported in these consolidated financial statements and/or disclosures set out in these consolidated financial statements.

The Group has not early adopted the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

In October 2009, IASB issued “Classification of Rights Issued, amendments to IAS 32 Financial Instruments: Presentation” Under the amendments, rights, options and warrants otherwise meeting the definition of equity instruments issued to acquire a fixed number of an entity’s own non-derivative equity instruments for a fixed amount in any currency are classified as equity instruments provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments. The amendment is effective for annual periods beginning on or after February 1, 2010 with earlier application permitted. The Group does not expect the adoption of these amendments to have a significant effect on its consolidated financial position or results of operations.

IFRS 9 Financial Instruments (as issued in November 2009) introduces new requirements for the classification and measurement of financial assets. IFRS 9 Financial Instruments (as revised in November 2010)

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adds requirements for financial liabilities and for derecognition. Under IFRS 9, all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at either amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

In relation to financial liabilities, the significant change relates to financial liabilities that are designated as at fair value through profit or loss. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the presentation of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

In November 2010, IFRIC—Int 19, “Extinguishing Financial Liabilities with Equity Instruments” (“IFRIC 19”), was issued. IFRIC 19 requires a gain or loss to be recognized when a liability is settled through the issuance of the entity’s own equity instruments. The amount of the gain or loss recognized in profit or loss will be the difference between the carrying value of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments cannot be reliably measured then the fair value of the existing financial liability is used to measure the gain or loss. IFRIC 19 must be applied in annual periods beginning on or after July 1, 2010. Earlier application is permitted. It must be applied retrospectively from the beginning of the earliest comparative period presented. The Group will apply IFRIC 19 effective from January 1, 2011. The Group does not expect the adoption of IFRIC 19 would have a significant effect on its consolidated financial position or results of operations.

In November 2010, IASB issued a revised version of IAS 24, “Related party disclosures”. The amendment removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities, and clarifies and simplifies the definition of a related party. The amended definition may require entities to provide additional related party disclosures. The revised standard is effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. The Group does not expect the adoption of IAS 24 would have a significant effect on its consolidated financial position or results of operations.

On May 6, 2010, the IASB issued “Improvements to IFRSs 2010” incorporating amendments to seven IFRSs, amendments relevant to the Group are as follow and earlier applications are permitted for all these amendments.

IFRS 3 (2008)—the amendments specifies that the option to measure non-controlling interests either at fair value or at the proportionate share of the acquiree’s net identifiable assets at the acquisition date under IFRS 3 (2008) applies only to non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation. All other components of non-controlling interests should be measured at their acquisition date fair value, unless another measurement basis is required by IFRSs. The amendments further specify that the current requirement to measure awards of the acquirer that replace acquiree share-based payment transactions in accordance with IFRS 2 at the acquisition date (‘market-based measure’) applies also to share-based payment transactions of

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the acquiree that are not replaced. It specifies that the current requirement to allocate the market-based measure of replacement awards between the consideration transferred for the business combination and post-combination remuneration applies to all replacement awards regardless of whether the acquirer is obliged to replace the awards or does so voluntarily. These amendments are effective for annual periods beginning on or after July 1, 2010. As these amendments are to be applied prospectively from the date the entity first applied IFRS 3 (2008) and the Group has early adopted IFRS 3 (2008) on January 1, 2008, these amendments have been adopted by the Group and there is no significant effect on its consolidated financial position or results of operations upon adoption.

The amendments also clarify that IAS 32 “Financial Instruments: Presentation”, IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures” do not apply to contingent consideration that arose from business combinations whose acquisition dates preceded the application of IFRS 3 (2009). The amendments are effective for annual periods beginning on or after July 1, 2010.

IFRS 7, “Financial Instruments: Disclosures”—the amendments encourage qualitative disclosures in the context of the quantitative disclosure required to help users to form an overall picture of the nature and extent of risks arising from financial instruments. The amendments clarify the required level of disclosure around credit risk and collateral held and provides relief from disclosure of renegotiated loans. These amendments are effective for annual periods beginning on or after January 1, 2011.

IAS 1 “Presentation of Financial Statements”—the amendments clarify that an entity may present the analysis of other comprehensive income by item either in the statement of changes in equity or in the notes to the financial statements. They are effective for annual periods beginning on or after January 1, 2011. Earlier application is permitted.

IAS 27, “Consolidated and Separate Financial Statements (Revised 2009)” (“IAS27(2009)”)—the amendments clarify that the amendments made to IAS 21 “The Effects of Changes in Foreign Rates”, IAS 28 “Investments in Associates” and IAS 31 “Interests in Joint Ventures” as a result of IAS 27(2009) should be applied prospectively (with the exception of paragraph 35 of IAS 28 and paragraph 46 of IAS 31, which should be applied retrospectively). The amendments are effective for annual periods beginning on or after July 1, 2010.

IAS 34 “Interim Financial Reporting” (“IAS34”)—the amendments emphasis the principle in IAS 34 that the disclosure about significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report. The amendments further clarify how to apply this principle in respect of financial instruments and their fair values. The amendments are effective for annual periods beginning on or after January 1, 2011.

In October 2010, IASB has issued “Disclosures—Transfers of Financial Assets (Amendments to IFRS 7 Financial Instruments: Disclosures)” that increases the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures of transactions where a financial asset is transferred but the transferor retains some level of continuing exposure (referred to as ‘continuing involvement’) in the asset. The amendments also require disclosure where transfers of financial assets are not evenly distributed throughout the period (e.g., where transfers occur near the end of a reporting period). This is intended to create transparency around transactions that may be motivated by window dressing. The amendments are applicable for annual periods beginning on or after July 1, 2011. Disclosures are not required for comparative periods before the date of initial application of the amendments and earlier application is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements regarding the above amendments.

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4. KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 2, the directors of the Company/Zhengxing Wheel are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Following are the key sources of estimation uncertainty at the end of the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Estimated useful life of property, plant and equipment

Buildings and plant and machinery included in property, plant and equipment are amortized over its useful economic lives. The assessment of estimated useful lives is a matter of judgment based on the experience of the Group, taking into account factors such as conditions of the building and plant and machinery and changes in market demand. Useful lives are periodically reviewed for continued appropriateness.

Estimated impairment of trade receivables

When there is objective evidence of impairment loss, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Where the actual future cash flows are less than expected, a material impairment loss may arise. As at December 28, 2008, the carrying amounts of trade receivables were RMB211,590,000 for the Predecessor, and as at December 31, 2008, December 31, 2009 and December 31, 2010, RMB197,661,000, RMB491,564,000 and RMB515,605,000 (US$78,122,000) respectively for the Successor.

No impairment loss of trade receivables are recognized during the period/years presented.

Allowance for inventories

Management reviews the aging of the inventories at the end of the reporting periods, and makes allowance for obsolete and slow-moving inventory items identified that are no longer suitable for use in production nor saleable in the market. Management estimates the net realizable value for such items based primarily on the latest invoice prices and current market conditions. As at December 28, 2008, the carrying amounts of inventories were RMB355,779,000 for the Predecessor, and as December 31, 2008, December 31, 2009 and December 31, 2010, RMB366,381,000, RMB464,881,000 and RMB493,381,000 (US$74,755,000) respectively for the Successor.

5. REVENUE AND SEGMENT INFORMATION

The Group determines its operating segments based on the report reviewed by the directors of the Predecessor/Successor, who are also the chief operating decision makers, to make strategic decisions.

Information reported to the Group’s chief operating decision makers for the purposes of resource allocation and performance assessment focuses specifically on the sales channels through which the Group’s steel wheels

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NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

are sold. Accordingly, the Group categorizes its business into three operating segments, namely (i) PRC OEM sales; (ii) PRC aftermarket sales; and (iii) International sales.

PRC OEM sales—production and sales of steel wheels to vehicle manufacturers in the PRC.

PRC aftermarket sales—production and sales of steel wheels to distributors in the PRC.

International sales—production and sales of steel wheels to distributors and vehicle manufacturers outside the PRC.

The Group’s chief operating decision makers make decisions according to the operating results of each segment. Information of segment assets and liabilities is not regularly provided to nor part of the regular reports reviewed by the Group’s chief operating decision makers for the purpose of resources allocation and performance assessment. Accordingly, only segment results are presented.

Segment result represents the profit earned by each segment without adjustments of sales gross up from netting off selling expense, provision of sales rebates and discount, and unrealized profit, and without allocation of other operating income, net exchange loss, selling and distribution costs, research and development expenses, administrative expenses, finance costs, income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

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An analysis of the Group’s revenue and segment results by operating segments for the period/years are as follows:

	PRC OEM sales				PRC aftermarket sales
	1.1.2008 to 12.28.2008	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010	1.1.2008 to 12.31.2008	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Successor)	(Successor)	(Successor)
Revenue from external customers	599,034	2,218	814,633	1,352,293	718,627	2,661	1,000,757	1,323,457
Inter-segment revenue	624,415	2,740	606,636	867,351	—	—	—	—

Total segment revenue	1,223,449	4,958	1,421,269	2,219,644	718,627	2,661	1,000,757	1,323,457

Reconciliation adjustments:
Gross up adjustment to reverse net off of selling expense	—	—	—	—	—	—	—	—
Provision of sales rebates and discount	(4,404)	(16)	(6,012)	(9,975)	—	—	—	(1,870)
Inter-segment revenue	(624,415)	(2,740)	(606,636)	(867,351)	—	—	—	—

Total consolidated net revenue, as reported	594,630	2,202	808,621	1,342,318	718,627	2,661	1,000,757	1,321,587

Total segment cost of sales	(1,097,251)	(4,816)	(1,231,019)	(1,906,271)	(552,659)	(2,426)	(707,267)	(892,084)
Reconciliation adjustments:
Fair value adjustments arised from acquisition of subsidiaries
—Additional inventory cost	—	—	(6,324)	—	—	—	(4,493)	—
—Additional depreciation of property, plant and equipment	—	(8)	(1,009)	(799)	—	(4)	(579)	(681)
—Additional amortization of prepaid lease payments	—	(7)	(887)	(703)	—	(3)	(510)	(599)
Amortization of capitalized general borrowing cost of qualifying assets	(28)	—	(89)	(154)	(14)	—	(51)	(131)
Unrealized profit	(20,245)	(87)	(20,882)	(1,002)	8,406	36	15,598	—
Inter-segment revenue	624,415	2,740	606,636	867,351	—	—	—	—

Total consolidated cost of sales, as reported	(493,109)	(2,178)	(653,574)	(1,041,578)	(544,267)	(2,397)	(697,302)	(893,495)

Segment result (gross profit before reconciliation)	126,198	142	190,250	313,373	165,968	235	293,490	431,373
Reconciliation adjustments:
Sales gross up from netting off selling expense	—	—	—	—	—	—	—	—
Provision of sales rebates and discount	(4,404)	(16)	(6,012)	(9,975)	—	—	—	(1,870)
Unrealized profit	(20,245)	(87)	(20,882)	(1,002)	8,406	36	15,598	—
Fair value adjustments arised from acquisition of subsidiaries
—Additional inventory cost	—	—	(6,324)	—	—	—	(4,493)	—
—Additional depreciation of property, plant and equipment	—	(8)	(1,009)	(799)	—	(4)	(579)	(681)
—Additional amortization of prepaid lease payments	—	(7)	(887)	(703)	—	(3)	(510)	(599)
Amortization of capitalized general borrowing cost of qualifying assets	(28)	—	(89)	(154)	(14)	—	(51)	(131)

Total consolidated gross profit, as reported	101,521	24	155,047	300,740	174,360	264	303,455	428,092

Other operating income
Net exchange loss
Selling and distribution costs
Research and development expenses
Administrative expenses
Finance costs

Profit (loss) before taxation
Income tax (expense) credit

Profit (loss) and total comprehensive income (expense) for the period/year

Capital expenditure	(74,039)	(268)	(86,586)	(141,064)	(89,478)	(324)	(107,160)	(139,082)
Acquisition of leasehold land	(554)	—	(9,435)	(193)	(670)	—	(11,677)	(192)
Depreciation of property, plant and equipment	(19,676)	(221)	(27,808)	(43,668)	(23,778)	(274)	(34,416)	(43,054)
Amortization of prepaid lease payments	(1,268)	(73)	(2,189)	(2,563)	(1,533)	(86)	(2,709)	(2,526)

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NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

	International sales				Consolidated
	1.1.2008 to 12.28.2008	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010	1.1.2008 to 12.28.2008	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010	1.1.2010 to 12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Revenue from external customers	516,964	1,915	326,363	529,027	1,834,625	6,794	2,141,753	3,204,777	485,573
Inter-segment revenue	—	—	—	—	624,415	2,740	606,636	867,351	131,417

Total segment revenue	516,964	1,915	326,363	529,027	2,459,040	9,534	2,748,389	4,072,128	616,990

Reconciliation adjustments:
Gross up adjustment to reverse net off of selling expense	4,816	18	3,488	6,872	4,816	18	3,488	6,872	1,041
Provision of sales rebates and discount	—	—	—	—	(4,404)	(16)	(6,012)	(11,845)	(1,795)
Inter-segment revenue	—	—	—	—	(624,415)	(2,740)	(606,636)	(867,351)	(131,417)

Total consolidated net revenue, as reported	521,780	1,933	329,851	535,899	1,835,037	6,796	2,139,229	3,199,804	484,819

Total segment cost of sales	(434,073)	(1,905)	(288,061)	(451,996)	(2,083,983)	(9,147)	(2,226,347)	(3,250,351)	(492,478)
Reconciliation adjustments:
Fair value adjustments arised from acquisition of subsidiaries
—Additional inventory cost	—	—	(2,067)	—	—	—	(12,884)	—	—
—Additional depreciation of property, plant and equipment	—	(3)	(236)	(344)	—	(15)	(1,824)	(1,824)	(276)
—Additional amortization of prepaid lease payments	—	(3)	(208)	(303)	—	(13)	(1,605)	(1,605)	(243)
Amortization of capitalized general borrowing cost of qualifying assets	(11)	—	(21)	(66)	(53)	—	(161)	(351)	(53)
Unrealized profit	6,722	29	6,209	—	(5,117)	(22)	925	(1,002)	(152)
Inter-segment revenue	—	—	—	—	624,415	2,740	606,636	867,351	131,417

Total consolidated cost of sales, as reported	(427,362)	(1,882)	(284,384)	(452,709)	(1,464,738)	(6,457)	(1,635,260)	(2,387,782)	(361,785)

Segment result (gross profit before reconciliation)	82,891	10	38,302	77,031	375,057	387	522,042	821,777	124,512
Reconciliation adjustments:
Sales gross up from netting off selling expense	4,816	18	3,488	6,872	4,816	18	3,488	6,872	1,041
Provision of sales rebates and discount	—	—	—	—	(4,404)	(16)	(6,012)	(11,845)	(1,795)
Unrealized profit	6,722	29	6,209	—	(5,117)	(22)	925	(1,002)	(152)
Fair value adjustments arised from acquisition of subsidiaries
—Additional inventory cost	—	—	(2,067)	—	—	—	(12,884)	—	—
—Additional depreciation of property, plant and equipment	—	(3)	(236)	(344)	—	(15)	(1,824)	(1,824)	(276)
—Additional amortization of prepaid lease payments	—	(3)	(208)	(303)	—	(13)	(1,605)	(1,605)	(243)
Amortization of capitalized general borrowing cost of qualifying assets	(11)	—	(21)	(66)	(53)	—	(161)	(351)	(53)

Total consolidated gross profit, as reported	94,418	51	45,467	83,190	370,299	339	503,969	812,022	123,034

Other operating income					5,641	—	8,248	6,110	926
Net exchange loss					(4,092)	(8)	(154)	(2,614)	(396)
Selling and distribution costs					(103,053)	(406)	(133,176)	(197,635)	(29,945)
Research and development expenses					(18,320)	(78)	(27,136)	(44,698)	(6,772)
Administrative expenses					(58,502)	(488)	(69,591)	(99,432)	(15,066)
Finance costs					(32,859)	(386)	(53,999)	(57,928)	(8,777)

Profit (loss) before taxation					159,114	(1,027)	228,161	415,825	63,004
Income tax (expense) credit					(26,105)	6	(44,776)	(88,055)	(13,342)

Profit (loss) and total comprehensive income (expense) for the period/year					133,009	(1,021)	183,385	327,770	49,662

Capital expenditure	(64,969)	(236)	(35,320)	(56,317)	(228,486)	(828)	(229,066)	(336,463)	(50,979)
Acquisition of leasehold land	(486)	—	(3,848)	(77)	(1,710)	—	(24,960)	(462)	(70)
Depreciation of property, plant and equipment	(17,265)	(193)	(11,344)	(17,434)	(60,719)	(688)	(73,568)	(104,156)	(15,781)
Amortization of prepaid lease payments	(1,113)	(65)	(893)	(1,023)	(3,914)	(224)	(5,791)	(6,112)	(926)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

The Group’s products can be categorized into tubed steel wheels, tubeless steel wheels, off-road steel wheels and wheel components. The categorization is mainly based on the type of vehicles to which the respective product is assembled as well as the product’s component composition. Revenue from these products is as follows:

	1.1.2008 to 12.28.2008	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010	1.1.2010 to 12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Tubed steel wheels	1,327,415	4,916	1,454,177	2,068,480	313,406
Tubeless steel wheels	456,061	1,689	589,021	990,412	150,063
Off-road steel wheels	1,182	4	31,599	61,177	9,269
Wheel components	50,379	187	64,432	79,735	12,081

Total consolidated revenue, as reported	1,835,037	6,796	2,139,229	3,199,804	484,819

Geographical information

The Group’s operations are principally located in the PRC. The following table provides an analysis of the Group’s sales by geographical markets based on locations of customers:

	1.1.2008 to 12.28.2008	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010	1.1.2010 to 12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
The PRC	1,313,257	4,863	1,809,378	2,663,905	403,621
India	275,383	1,020	130,796	317,129	48,051
Others*	246,397	913	199,055	218,770	33,147

	1,835,037	6,796	2,139,229	3,199,804	484,819

*	No further analysis by countries in this category is presented because the revenue from each individual country is insignificant to the total revenue.

All the Group’s non-current assets are located in the PRC.

Information about major customers

Revenue from customers of the corresponding period/years contributing over 10% of the total sales to the Group are as follows:

	1.1.2008 to 12.28.2008	7.11.2008 to 12.31.2008		1.1.2009 to 12.31.2009		1.1.2010 to 12.31.2010		1.1.2010 to 12.31.2010
	RMB’000	RMB’000		RMB’000		RMB’000		US$’000
	(Predecessor)	(Successor)		(Successor)		(Successor)		(Successor)
Customer A1	236,748	N/A	[2]	N/A	[2]	N/A	[2]	N/A	[2]

1	Revenue from international sales of tubed steel wheel and tubeless steel wheels.
2	No customer contributed over 10% of total sales to the Group for this period/year.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

6. OTHER OPERATING INCOME

	1.1.2008 to 12.28.2008	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010	1.1.2010 to 12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Net gain from sales of scrap materials	—	—	581	1,466	222
Government grants (note)	2,360	—	5,407	1,404	212
Interest income	3,085	—	2,127	2,407	365
Release of deferred income (Note 22)	—	—	133	796	121
Gain on disposal of subsidiaries (Note 24)	196	—	—	—	—
Gain on disposal of prepaid lease payments (Note 14)	—	—	—	37	6

	5,641	—	8,248	6,110	926

note:	A grant of RMB15,000,000 was received from the PRC government in 2009 to subsidize the Group’s construction of a new manufacturing plant and related capital expenditures. It has been presented as deferred income (Note 22) and released to income over the useful lives of the related assets.

7. FINANCE COSTS

	1.1.2008 to 12.28.2008	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010	1.1.2010 to 12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Interest on bank borrowings wholly repayable within five years	37,248	386	58,407	58,686	8,892
Less amount capitalized in construction in progress[1]	(4,389)	—	(4,408)	(758)	(115)

	32,859	386	53,999	57,928	8,777

1	Included in this amount are actual borrowings cost of RMB3,496,000 (Predecessor) on borrowings specifically for the construction of a plant of Zhengxing Wheel during the period from January 1, 2008 to December 31, 2008.

Borrowing costs capitalized arose on the general borrowing pool and are calculated by applying the following capitalization rates:

	1.1.2008 to 12.31.2008	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010
	(Predecessor)	(Successor)	(Successor)	(Successor)
Capitalization rate	4.3%	N/A	5.5%	5.6%

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

8. INCOME TAX EXPENSE (CREDIT)

	1.1.2008 to 12.28.2008	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010	1.1.2010 to 12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Current tax:
PRC Enterprise Income Tax (“EIT”)
—current year	27,179	—	40,515	70,105	10,623
Deferred tax (Note 17):
—current year	(1,074)	(6)	4,261	17,950	2,719

	26,105	(6)	44,776	88,055	13,342

The Company is tax exempted in the British Virgin Islands where it was incorporated. No provision for Hong Kong Profits Tax has been made in the consolidated financial statements as China Wheel has no assessable profit for the period/years presented. The subsidiaries established in the PRC are subject to PRC EIT as follows:

All the PRC subsidiaries were subject to PRC EIT at the rate of 25%, other than as follows:

(a)	Zhengxing Wheel was regarded as a “High-new technology enterprise” pursuant to a certificate jointly issued by the relevant Fujian Government authorities on November 25, 2008, MinkeGao [2008] No. 28 dated November 25, 2008 and MinkeGao [2009] No. 6 dated January 22, 2009. The certificate is valid for three years commencing from year 2008. According to relevant PRC regulations, Zhengxing Wheel was entitled to enjoy a preferential tax rate of 15% for the years from 2008 to 2010 provided that the qualifying conditions as a High-new technology enterprise are met. Thereafter, the tax rate will step up to 25% from 2011 onwards;

(b)	Zhengxing Langfang was regarded as a “High-new technology enterprise” pursuant to a certificate jointly issued by the relevant Hebei Government authorities on September 15, 2009 and JiGaoRenBan [2009] No. 9 dated September 15, 2009. The certificate is valid for three years commencing from year 2009. According to the relevant PRC regulations, Zhengxing Langfang was entitled to enjoy a preferential tax rate of 15% for the years from 2009 to 2011 provided that the qualifying conditions as a High-new technology enterprise are met. Thereafter, the tax rate will step up to 25% from 2012 onwards; and

(c)	Zhengxing Chengdu was established in the western region of the PRC and derived more than 70% of its total income from the business of state-encouraged industry as defined under the “Catalogue of Industries Products and Technologies Encouraged by the State of Development”. Accordingly to Caishui [2001] No. 202 issued by the Ministry of Finance and the State Administration of Taxation and the General Administration of Customs, it was entitled to enjoy a preferential tax rate of 15% from its date of establishment to December 31, 2010. Thereafter, the tax rate will step up to 25% from 2011 onwards.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

The tax charge for the period/years stated below can be reconciled to the profit (loss) before taxation per the consolidated statements of comprehensive income as follows:

	1.1.2008 to 12.28.2008	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010	1.1.2010 to 12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Profit (loss) before taxation	159,114	(1,027)	228,161	415,825	63,004

Tax at the domestic income tax rate of 25%	39,779	(257)	57,040	103,956	15,751
Tax effect of expenses not deductible for tax purpose	123	—	1,383	4,632	702
Tax effect of tax losses not recognized	254	251	275	145	22
Effect of tax reliefs granted to PRC subsidiaries	(14,051)	—	(23,893)	(39,139)	(5,930)
Deferred tax provided on dividends withholding tax of PRC subsidiaries	—	—	9,971	18,461	2,797

Tax charge (credit) for the period/years	26,105	(6)	44,776	88,055	13,342

Without tax exemption and tax relief, PRC income taxes would have increased and basic earnings per share would have decreased by the following amounts:

	1.1.2008 to 12.28.2008	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010	1.1.2010 to 12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Increase in PRC income tax	14,051	—	23,893	39,139		5,930

Decrease in basic and diluted earnings per share			RMB0.15	RMB0.24	US$	0.04

9. PROFIT (LOSS) AND TOTAL COMPREHENSIVE INCOME (EXPENSE) FOR THE PERIOD/YEARS

	1.1.2008 to 12.28.2008	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010	1.1.2010 to 12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Profit (loss) for the period/years has been arrived at after charging:

Directors and key management’s remuneration	938	8	973	1,270	192
Other staff costs	103,233	853	139,379	192,368	29,147
Retirement benefit scheme contributions, excluding those of directors and key executives	10,340	85	15,309	22,281	3,376

Total staff costs	114,511	946	155,661	215,919	32,715

Amortization of prepaid lease payments	3,914	224	5,791	6,112	926
Cost of inventories recognized as an expense	1,464,738	6,457	1,635,260	2,387,782	361,785
Depreciation of property, plant and equipment	60,719	688	73,568	104,156	15,781
Loss on disposal of property, plant and equipment	—	—	5	235	36

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

10. (LOSS) EARNINGS PER SHARE

The calculation of the basic and diluted (loss) earnings per share attributable to owners of the Successor is based on the following data:

	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010	1.1.2010 12.31.2010
	RMB’000	RMB’000	RMB’000	US$’000
	(Successor)	(Successor)	(Successor)	(Successor)
Earnings
(Loss) profit for the period/years attributable to owners of the Successor	(1,021)	183,385	327,770	49,662

Number of shares
Weighted average number of ordinary shares for the purpose of basic and diluted (loss) earnings per share	160,000,000	160,000,000	160,000,000	160,000,000

The Group has no dilutive instruments during the period/years presented. The calculation of basic and diluted (loss) earnings per share in the period/years presented has been adjusted retrospectively to reflect the Share Repurchase and Share Capital Decrease transactions as disclosed in Note 23.

11. DIVIDENDS

No dividend was paid or declared by the Predecessor/Successor during the period/years presented and up to the date of approval of these consolidated financial statements by the directors of the Company.

12. INVENTORIES

	At
	12.28.2008	12.31.2008	12.31.2009	12.31.2010	12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Raw materials	113,840	112,809	225,823	162,899	24,682
Work in progress	201,502	201,226	201,679	278,520	42,200
Finished goods	40,437	52,346	37,379	51,962	7,873

	355,779	366,381	464,881	493,381	74,755

13. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

	At
	12.28.2008	12.28.2008	12.31.2009	12.31.2010	12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Trade receivables	211,590	197,661	491,564	515,605	78,122
Prepayments to raw material suppliers	139,549	139,549	126,912	247,013	37,426
Value-added tax receivable	14,382	13,898	3,929	—	—
Prepayment for listing expenses	—	—	—	2,378	360
Other receivables	842	1,057	1,183	1,436	218

	366,363	352,165	623,588	766,432	116,126

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

The Group allows its trade customers an average credit period of 60 days. The following is an aged analysis of trade receivables presented based on the invoice date at the end of each reporting period:

	At
	12.28.2008	12.31.2008	12.31.2009	12.31.2010	12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
0 - 30 days	124,552	110,623	302,231	394,627	59,792
31 - 60 days	73,731	73,731	172,711	114,259	17,312
61 - 90 days	13,307	13,307	16,622	6,719	1,018

	211,590	197,661	491,564	515,605	78,122

Before accepting any new customers, the Group assesses the potential customer’s credit quality and defines its credit limits based on the customer’s scale of operation and reputation in the industry.

At the end of the reporting date, the amounts of trade debts which were past due but not impaired were as follows:

	At
	12.28.2008	12.31.2008	12.31.2009	12.31.2010	12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
61 - 90 days	13,307	13,307	16,622	6,719	1,018

No impairment loss was made in respect of the above past due debts because the directors considered that the credit quality of the related customers has not deteriorated.

14. PREPAID LEASE PAYMENTS

	At
	12.28.2008	12.31.2008	12.31.2009	12.31.2010	12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)
The Group’s prepaid leases payments comprise:
Leasehold land in the PRC	182,039	263,376	282,545	272,955	41,357

Analyzed for reporting purposes as:
Non-current assets	177,978	257,710	276,380	266,875	40,436
Current assets	4,061	5,666	6,165	6,080	921

	182,039	263,376	282,545	272,955	41,357

Prepaid lease payments represent the rights to use the land (the “Land Use Rights”) in the PRC acquired by the Group.

Prepaid lease payments are amortized over the term of the Land Use Right on a straight line basis.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

15. PLEDGED BANK DEPOSITS/BANK BALANCES AND CASH

Pledged bank deposits

These are bank deposits placed at specified bank accounts to secure the Group’s bills payable and will be released upon maturity of the relevant bills.

Bank balances and cash

These represent cash and short-term bank deposits with an original maturity of three months or less.

The pledged bank deposits and bank balances carried interest during the respective period/years as follows:

	1.1.2008 to 12.28.2008	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010
	(Predecessor)	(Successor)	(Successor)	(Successor)
Range of interest rates (per annum)	0.1% – 5.6%	0.1% – 5.6%	0.1% – 3.6%	0.1% – 4.6%

16. PROPERTY, PLANT AND EQUIPMENT

	Buildings	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Construction in progress	Total
Predecessor
COST
At January 1, 2008	300,077	383,156	3,623	9,360	43,629	739,845
Additions	—	78,879	336	2,719	146,552	228,486
Disposal of subsidiaries (Note 24)	—	—	(31)	—	—	(31)
Transfer	187,224	—	—	—	(187,224)	—

At December 28, 2008	487,301	462,035	3,928	12,079	2,957	968,300

Successor
At July 11, 2008	—	—	—	—	—	—
Acquisition of subsidiaries (Note 25)	450,252	354,348	2,488	4,945	2,957	814,990
Additions	—	533	295	—	—	828

At December 31, 2008 and January 1, 2009	450,252	354,881	2,783	4,945	2,957	815,818
Additions	60,328	64,789	737	2,173	101,039	229,066
Disposals	—	—	(39)	(319)	—	(358)
Transfer	103,996	—	—	—	(103,996)	—

At December 31, 2009	614,576	419,670	3,481	6,799	—	1,044,526
Additions	—	296,331	969	3,631	35,532	336,463
Disposals	—	(6,908)	(195)	(345)	—	(7,448)
Transfer	35,532	—	—	—	(35,532)	—

At December 31, 2010	650,108	709,093	4,255	10,085	—	1,373,541

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

	Buildings	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Construction in progress	Total
Predecessor
DEPRECIATION
At January 1, 2008	39,240	71,780	849	5,028	—	116,897
Provided for the period	18,508	39,489	616	2,106	—	60,719
Disposal of subsidiaries (Note 24)	—	—	(25)	—	—	(25)

At December 28, 2008	57,748	111,269	1,440	7,134	—	177,591

Successor
At July 11, 2008	—	—	—	—	—	—
Provided for the period	195	351	123	19	—	688

At December 31, 2008 and January 1, 2009	195	351	123	19	—	688
Provided for the year	25,915	45,064	831	1,758	—	73,568
Eliminated on disposals	—	—	(35)	(303)	—	(338)

At December 31, 2009	26,110	45,415	919	1,474	—	73,918
Provided for the year	32,607	68,881	897	1,771	—	104,156
Eliminated on disposals	—	(2,712)	(145)	(328)	—	(3,185)

At December 31, 2010	58,717	111,584	1,671	2,917	—	174,889

CARRYING VALUE
At December 28, 2008 (Predecessor)	429,553	350,766	2,488	4,945	2,957	790,709

At December 31, 2008 (Successor)	450,057	354,530	2,660	4,926	2,957	815,130

At December 31, 2009 (Successor)	588,466	374,255	2,562	5,325	—	970,608

At December 31, 2010 (Successor)	591,391	597,509	2,584	7,168	—	1,198,652

	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
At December 31, 2010 (Successor)	89,605	90,532	391	1,086	—	181,614

Depreciation is charged to the above items of property, plant and equipment other than construction in progress so as to write off the cost of assets, over their estimated useful lives and after taking into account their estimated residual value of 5%, using the straight line method, on the following bases:

Buildings	5% per annum or the remaining period of the leases, if shorter
Plant and machinery	10% per annum
Furniture, fixtures and equipment	20% per annum
Motor vehicles	20% per annum

For the year ended December 31, 2010, the Group has not yet obtained property ownership certificate for a portion of manufacturing facilities having a carrying account of RMB11,390,000.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

17. DEFERRED TAXATION

The following are the major deferred tax (assets) liabilities recognized and movement thereon during the current and prior reporting periods.

	Unrealized profit in inventories	Dividend withholding tax	Deferred income	Fair value adjustment on trade names	Fair value adjustments on acquisition of Zhengxing Wheel other than trade names	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Predecessor
At January 1, 2008	(1,014)	—	—	—	—	(1,014)
Charge to profit or loss	(1,074)	—	—	—	—	(1,074)

At December 28, 2008	(2,088)	—	—	—	—	(2,088)

Successor
At July 11, 2008	—	—	—	—	—	—
Acquisition of subsidiaries (Note 25)	(2,088)	—	—	4,250	28,964	31,126
Credit to profit or loss	—	—	—	—	(6)	(6)

At January 1, 2009	(2,088)	—	—	4,250	28,958	31,120
Charge (credit) to profit or loss	298	9,971	(2,230)	—	(3,778)	4,261

At December 31, 2009	(1,790)	9,971	(2,230)	4,250	25,180	35,381
Charge (credit) to profit or loss	(73)	18,461	119	—	(557)	17,950

At December 31, 2010	(1,863)	28,432	(2,111)	4,250	24,623	53,331

The following is the analysis of the deferred tax balances in the consolidated statements of financial position for financial reporting purposes:

	At
	12.28.2008	12.31.2008	12.31.2009	12.31.2010	12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Deferred tax assets	(2,088)	(2,088)	(4,020)	(3,974)	(602)
Deferred tax liabilities	—	33,208	39,401	57,305	8,683

	(2,088)	31,120	35,381	53,331	8,081

At the end of each reporting period, the Group had the followings unused tax losses:

	At
	12.28.2008	12.31.2008	12.31.2009	12.31.2010	12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Unused tax losses	4,700	4,700	5,066	26	4

No deferred tax asset has been recognized due to the unpredictability of future profit streams. The unused tax losses could be carried forward to offset future taxable profit for five years from the year of origination. During the year ended December 31, 2010, a unused tax losses of RMB4,745,000 relating to Hangshing Zhengxing were eliminated as a result of its deregistration.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

Under the PRC EIT law, withholding income tax is imposed on dividend paid by PRC entities out of its profits earned since January 1, 2008 to its overseas investors (including Hong Kong investors). As Zhengxing Wheel became a wholly-owned subsidiary of a Hong Kong company on December 29, 2008, deferred taxation on the undistributed profits of the subsidiaries has been provided at the applicable rate of 5% thereafter.

18. INTANGIBLE ASSETS

	RMB’000	US$’000
COST
At July 11, 2008	—
Acquired on acquisition of subsidiaries (Note 25)	17,000

At December 31, 2008, 2009 and 2010	17,000	2,576

AMORTIZATION
At July 11, 2008, December 31, 2008, 2009 and 2010	—	—

CARRYING AMOUNT
At December 31, 2008, 2009 and 2010 (Successor)	17,000	2,576

Intangible assets represent trade names acquired as part of a business combination relating to the acquisition of Zhengxing Wheel on December 29, 2008.

The trade names represent various logos, including those bearing the Chinese name of Zhengxing Wheel, registered both in the PRC and overseas.

The trade names have a legal life of 10 years but is renewable at a minimal cost. The directors of the Company are of the opinion that the Group would renew the trade names continuously and has the ability to do so. Various studies including product life cycle studies, market, competitive and environmental trends, and brand extension opportunities have been performed by management of the Group, which support that the trade names have no foreseeable limit to the period over which the trade name products are expected to generate net cash flows for the Group.

As a result, the trade names are considered by the management of the Group as having an indefinite useful life because they are expected to contribute to net cash inflows indefinitely. The trade names will not be amortized until their useful lives are determined to be finite. Instead they will be tested for impairment annually and whenever there is an indication that they may be impaired.

For the purpose of impairment testing, intangible assets are allocated to the Group’s sole cash generating unit (“CGU”), being the manufacture and sale of steel wheels.

The recoverable amount of the CGU has been determined based on a value in use calculation. For impairment purpose, the calculation uses cash flow projections based on financial budgets approved by management covering a 5-year period, and a discount rate of 14.7% (2009 and 2008: 14.9%). The cash flows beyond the 5-year period are extrapolated with 3% (2009 and 2008: 3%) growth rate. Other key assumptions for the value in use calculations relate to the estimation of cash inflows which include budgeted sales and gross margin. Such estimation is based on the CGU’s past performance and management’s expectations for market development. The management of the Company are of the opinion that their previous expectation on the potential profitability could be met and as a result, no intangible assets were impaired for both the period/years.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

19. TRADE AND OTHER PAYABLES AND ACCRUALS

	At
	12.28.2008	12.31.2008	12.31.2009	12.31.2010	12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Trade payables	17,325	18,540	51,229	59,790	9,059
Bills payable—secured	454,000	454,000	619,400	714,330	108,232

	471,325	472,540	670,629	774,120	117,291

Deposits from distributors	48,700	48,700	61,500	70,400	10,667
Payables in respect of acquisition of property, plant and equipment	8,505	9,738	30,456	24,533	3,717
Other payable and accruals	30,959	31,114	51,858	91,854	13,917

	88,164	89,552	143,814	186,787	28,301

	559,489	562,092	814,443	960,907	145,592

In general, the Group is required to make full advance payments (including issuance of bills) to suppliers for the purchases of its major raw materials, steel. Suppliers of raw materials other than steel generally allow the Group a credit period of 60 days.

Bills payable issued by the Group generally have a maturity of 6 months.

The Group has financial risk management policies in place to ensure that all payables are settled within the credit period.

The aging analysis of the Group’s trade payables (including bills payable which is analyzed based on issue date) as at the end of each reporting period is as follows:

	At
	12.28.2008	12.31.2008	12.31.2009	12.31.2010	12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
0 – 30 days	116,063	117,278	150,860	152,174	23,056
31 – 60 days	80,161	80,161	172,020	105,598	16,000
61 – 90 days	68,101	68,101	144,849	66,018	10,003
91 – 180 days	207,000	207,000	202,900	450,330	68,232

	471,325	472,540	670,629	774,120	117,291

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

20. AMOUNTS DUE TO RELATED PARTIES

	At
	12.28.2008	12.31.2008	12.31.2009	12.31.2010	12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Purchase consideration due to:
—Mr. Lai	—	125,052	—	—	—
—Mrs. Lizhu Lai (“Mrs. Lai”)[1]	—	3,737	—	—	—
—Mr. Deshun Lai[2]	—	3,737	—	—	—
—Mr. Dexiong Lai[2]	—	3,737	—	—	—
—Mr. Jianping Lai[2]	—	3,737	—	—	—

	—	140,000	—	—	—

Other amounts due to:
—Mr. Lai	178,000	178,000	58,000	—	—
—Mr. Jianping Lai	63,370	63,370	23,370	—	—

	241,370	241,370	81,370	—	—

Total	241,370	381,370	81,370	—	—

1	Mr. Lai’s wife
2	Mr. Lai’s brothers

The purchase consideration was the amount payable to the vendors of Zhengxing Wheel upon its acquisition by the Company on December 29, 2008. All purchase consideration payable was settled during the year ended December 31, 2009.

The other amounts due to Mr. Lai and Mr. Jianping Lai were unsecured, non-interest bearing and repayable on demand. All outstanding amounts due to Mr. Lai and Mr. Jianping Lai were repaid in full in September 2010.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

21. BANK BORROWINGS

	At
	12.28.2008	12.31.2008	12.31.2009	12.31.2010	12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Variable-rate bank borrowings repayable:
Within one year	20,000	20,000	28,000	53,500	8,106
In more than one year but not more than two years	28,000	28,000	53,500	238,500	36,136
In more than two years but not more than three years	53,500	53,500	238,500	—	—
In more than three years but not more than four years	38,500	38,500	—	—	—

	140,000	140,000	320,000	292,000	44,242
Fixed-rate bank borrowings repayable:
Within one year	518,000	531,000	580,000	760,000	115,152

Total bank borrowings	658,000	671,000	900,000	1,052,000	159,394
Less: Amounts due within one year shown under current liabilities	(538,000)	(551,000)	(608,000)	(813,500)	(123,258)

	120,000	120,000	292,000	238,500	36,136

Analyzed as:
Secured	80,000	80,000	120,000	266,000	40,303
Unsecured	578,000	591,000	780,000	786,000	119,091

	658,000	671,000	900,000	1,052,000	159,394

The Group has variable-rate borrowings which carry interest at The People Bank of China Prescribed Interest Rate. Interest is repriced every six months.

Bank borrowings carried the following range of interest rates during the respective period/years:

	1.1.2008 to 12.28.2008	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010
	(Predecessor)	(Successor)	(Successor)	(Successor)
Variable-rate bank borrowing	6.5% – 7.0%	6.5% – 7.0%	5.4% – 7.0%	5.6% – 6.2%
Fixed-rate bank borrowings	5.0% – 8.2%	5.0% – 8.2%	4.8% – 5.8%	4.8% – 5.8%

All the Group’s bank borrowings are denominated in the functional currency of the relevant group entities.

Details of assets pledged in respect of the Group’s secured bank borrowings are set out in Note 28. In addition, certain secured bank borrowings are guaranteed by certain subsidiaries of the Predecessor/Successor for the period/years.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

At the end of each reporting period, the Group had the following undrawn borrowing facilities:

	At
	12.28.2008	12.31.2008	12.31.2009	12.31.2010	12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
At fixed rate and expires within one year	275,000	275,000	730,600	483,670	73,283

22. DEFERRED INCOME

Deferred income represents government subsidy in support of the Group’s plant and production capacity expansion.

	RMB’000	US$’000
GROSS AMOUNT
At January 1, 2009	—
Granted during the year	15,000

At December 31, 2009 and 2010	15,000	2,273

AMORTISATION
At January 1, 2009	—
Release to income during the year	133

At January 1, 2010	133
Release to income during the year	796

At December 31, 2010	929	141

CARRYING AMOUNT
At December 31, 2009 (Successor)	14,867

At December 31, 2010 (Successor)	14,071	2,132

	At
	12.31.2009	12.31.2010	12.31.2010
	RMB’000	RMB’000	US$’000
	(Successor)	(Successor)	(Successor)
Analyzed for reporting purpose as:
Non-current liabilities	14,071	13,275	2,011
Current liabilities (included in other payables)	796	796	121

	14,867	14,071	2,132

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

23. CAPITAL STRUCTURE

	At
	12.28.2008	12.31.2008	12.31.2009	12.31.2010	12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Authorized:
500,000,000 ordinary shares at US$ 0.0001 each (note)	—	340	340	340	50

Issued at nominal value:
160,000,000 ordinary shares at US$0.0001 each (note)	—	106	106	106	16
Registered and/or paid in:
—registered capital	131,000	—	—	—	—
—additional paid-in capital	—	234	234	234	34

	131,000	340	340	340	50

The Company was incorporated on July 11, 2008 with an authorized share capital of US$50,000 divided into 50,000 ordinary shares of US$1 each. Subsequent to the incorporation, the Company issued and allotted 50,000 shares of US$1 each to the shareholders to provide the initial capital to the Company (the “Old Shares”).

Note:	Pursuant to a special board resolution on February 21, 2011, the Company increased its authorized share capital by 500,000,000 ordinary shares of a nominal value of US$0.0001 each (the “New Shares”) and on the same date, the Company resolved to repurchase the Old Shares held by its shareholders in consideration for the issuance of an aggregate 160,000,000 New Shares (the “Share Repurchase”). Immediately following the Share Repurchase, the Company cancelled the Old Shares and decreased its authorized share capital by US$50,000 divided into 50,000 shares at a nominal value of US$1 each (the “Share Capital Decrease”), resulting in the Company to have an authorized share capital of US$50,000 divided into 500,000,000 ordinary shares at a nominal value of US$0.0001 each and an issued share capital of US$16,000 divided into 160,000,000 shares having a nominal value of US$0.0001 each.

All the share and per share data have been retrospectively restated, unless otherwise indicated, in the accompanying consolidated financial statements and the related financial statement schedule included in Schedule I for all period/years presented to reflect the authorized share capital increment, Share Repurchase and Share Capital Decrease.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

24. DISPOSAL OF SUBSIDIARIES

Between October and December 2008, Zhengxing Wheel disposed of three subsidiaries at an aggregate consideration of RMB35,260,000. The net assets of the subsidiaries at the respective date of disposal are set out below.

	YJR Fujian	YJR Xiamen	Zhangzhou Transportation	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Property, plant and equipment	—	—	6	6
Loan receivables	9,930	29,960	—	39,890
Other receivables	—	—	210	210
Bank balances and cash	52	4	1	57
Other payables	—	—	(2)	(2)
Non-controlling interests	—	(4,994)	(103)	(5,097)

Net assets disposed of	9,982	24,970	112	35,064
Net gain on disposal	18	30	148	196

Proceeds received	10,000	25,000	260	35,260

Net cash inflow arising on disposal:
Proceeds received	10,000	25,000	260	35,260
Bank balances and cash disposed of	(52)	(4)	(1)	(57)

	9,948	24,996	259	35,203

The above subsidiaries’ contributions to the Group’s revenue, results and cash flows during the period from January 1, 2008 to December 28, 2008 were insignificant.

25. ACQUISITION OF SUBSIDIARIES

As set out in Note 1, China Wheel acquired all the issued registered capital of Zhengxing Wheel pursuant to the Purchase Agreement to enter into the manufacturing business of commercial vehicle wheels in the PRC.

On December 29, 2008, the Purchase Agreement was approved by the relevant government authority and the purchase became effective. The completion date of the purchase was therefore December 29, 2008, which is also the acquisition date for accounting purposes.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

Fair value of assets acquired and liabilities assumed at the date of acquisition are as follows:

RMB$’000
Net assets acquired:
Property, plant and equipment	814,990
Prepaid lease payments	263,600
Deposits paid for acquisition of property, plant and equipment	20,195
Deferred tax assets	2,088
Intangible assets	17,000
Inventories	368,663
Trade and other receivables and prepayment	366,363
Tax recoverable	17,830
Pledged bank deposits	49,200
Bank balances and cash	98,403
Trade and other payables and accruals	(559,489)
Amounts due to related parties	(241,370)
Bank borrowings	(658,000)
Deferred tax liabilities	(33,214)

Net assets acquired and total consideration	526,259

Total consideration satisfied by:
—Cash (settled in 2009)	140,000
—Contribution by Ms. Chu in the form of an option granted to Mr. Lai	386,259

526,259

Net cash inflow of cash and cash equivalents in respect of acquisition of Zhengxing Wheel and its subsidiaries:
Bank balances and cash acquired	98,403

The receivables acquired (which principally comprised trade receivables) in this transaction with a fair value of RMB366.4 million had gross contractual amounts of RMB366.4 million. There was no contractual cash flow not expected to be collected at acquisition date.

Acquisition-related costs of RMB86,000 were excluded from the cost of acquisition and were recognized as an administrative expense for the period in the consolidated statement of comprehensive income.

The accounting for the acquisition of Zhengxing Wheel and its subsidiaries involves identifying and determining the fair value to be assigned to the identifiable assets, liabilities and the cost of the business combination.

The fair value adjustments of the property, plant and equipment are determined based on the assessment carried by the management using depreciated replacement cost while the prepaid lease payments and inventories are determined using market approach by reference to market evidence of transaction prices for similar properties and inventories. For fair values of trade names, the directors adopted relief from royalty approach to determine their fair value.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

The cost of the business combination includes (i) cash of RMB140,000,000 and (ii) the fair value of the Option granted by Ms. Chu to Mr. Lai, as set out in Note 1, amounting to RMB386,259,000. The fair value of the Option was determined as of December 29, 2008 by the Company with the assistance of an independent valuation firm, GCA Professional Service, using the Trinomial Lattice model.

Date of grant	December 29, 2008
Exercise price	US$400 per share (with growth rate of 10% per annum)
Time to maturity	5.01 years
Risk-free interest rate	1.5527%
Expected volatility	58.6829%
Enterprise value of Newrace	RMB523,297,000

The exercise price is based on the Purchase Agreement as described in Note 1. Time to maturity is the full life of the Option. Expected volatility is derived by reference to average annualized standard deviations of the continuously compounded rates of return on share prices of comparable listed companies. The risk-free interest rate is interpolated from the China risk-free yield curve as of December 29, 2008.

Total revenue and loss of the Successor for the period from July 11, 2008 to December 31, 2008 of RMB6,796,000 and RMB1,005,000 respectively are attributable to the additional business generated by the Predecessor.

If the acquisition had been completed on January 1, 2008, total revenue for the year ended December 31, 2008 would have been approximately RMB1,841,833,000, and profit for the year would have been approximately RMB131,988,000. This pro forma information is for illustration purposes only and is not necessarily an indication of the revenue and results of operations of the Successor that the Group actually would have been achieved had the acquisition been completed on January 1, 2008, nor is it intended to be a projection of future results.

26. CAPITAL COMMITMENTS

	At
	12.28.2008	12.31.2008	12.31.2009	12.31.2010	12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of:
—acquisition of property, plant and equipment	69,664	69,664	—	27,898	4,226
—acquisition of leasehold land	—	—	—	100,000	15,152

	69,664	69,664	—	127,898	19,378

27. SHARE-BASED PAYMENT TRANSACTIONS

On December 17, 2010, the Company employed a chief financial officer (“CFO”) and the related employment contract includes equity-based compensation. The Company intends to adopt and maintain an equity compensation plan and the CFO is eligible for participating in such plan pursuant to the terms and conditions as

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

determined by the Company’s board of directors. The terms and conditions, inter-alia, include a grant to the CFO an amount of equity equivalent to 0.5% of the outstanding shares of the Company, vesting over a period of 36 months, and the grant is subject to approval by the Company’s board of directors.

Pursuant to an agreement entered between Newrace and the CFO on December 17, 2010 in connection with an award of restricted shares, Newrace awarded the CFO a number of shares equivalent to 0.25% of the outstanding shares of the Company, which Newrace beneficially owns, on the Registration Date (as defined in the agreement to be the closing of the first sale to the general public pursuant to a registered underwritten offering and listing on an internationally recognized stock exchange) and the vesting of such shares is conditional on, among other things, the occurrence of the Registration Date.

These transactions are accounted for as equity-settled share-based payment transactions. No equity-settled share-based payment expense was recognized by the Company as the board of directors has not approved the grant to the CFO and the probability of listing is uncertain as at December 17, 2010 and December 31, 2010 respectively.

28. PLEDGE OF ASSETS

At the end of the reporting periods, the carrying value of the Group’s assets which were pledged to secure credit facilities granted to the Group are as follows:

	At
	12.28.2008	12.31.2008	12.31.2009	12.31.2010	12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Bank deposits	49,200	90,800	74,740	71,433	10,823
Property, plant and equipment	76,360	76,330	90,875	85,935	13,020
Prepaid lease payments	68,278	68,266	86,526	80,629	12,217

	193,838	235,396	252,141	237,997	36,060

29. RETIREMENT BENEFIT PLANS

The employees of the Group’s subsidiaries in the PRC are members of state-managed retirement benefit schemes operated by the respective local government in the PRC. The Group is required to contribute a specified percentage of the payroll costs to the retirement benefit schemes to fund the benefits. The only obligation of the Group with respect to these schemes is to make the specified contributions.

The amount of contributions to retirement benefit scheme was RMB10,340,000 for the Predecessor for the period from January 1, 2008 to December 28, 2008 and RMB85,000, RMB15,309,000 and RMB22,281,000 (US$3,376,000), respectively, for the Successor for the period from July 11, 2008 to December 31, 2008 and the years ended December 31, 2009 and December 31, 2010.

30. RELATED PARTY DISCLOSURES

(I)	Transactions

(i)	Acquisition of additional interest in certain subsidiaries

In March and November, 2008, Zhengxing Wheel acquired additional equity interests in certain subsidiaries from their non-controlling shareholders, Mrs. Lai and a director of Zhengxing Wheel,

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

at a total consideration of RMB29,800,000. These subsidiaries became wholly-owned by Zhengxing Wheel thereafter.

(ii)	Certain patents representing technology for wheel production registered in the name of Mr. Lai were used by the Group free of charge during the relevant period/years.

(iii) Compensation	of key management personnel

The emoluments of directors of the Predecessor/Successor and other members of key management during the relevant period/years are set out in Note 9.

(II)	Balances

Details of the amounts due to related parties are set out in Note 20.

31. MAJOR NON-CASH TRANSACTION

Part of the additional capital contribution to the Successor included an option of RMB386.3 million, being the fair value at grant date, by equity owners for the purpose of acquiring the Predecessor on December 29, 2008 (see Note 25).

32. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that the group companies will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged during the reporting periods.

The capital structure of the Group consists of debts, which includes amounts due to related parties and bank borrowings as disclosed in Notes 20 and 21, and equity attributable to equity holders of the Company, comprising paid up capital and reserves.

The directors of the Predecessor/Successor review the capital structure regularly. As part of this review, the directors consider the cost and the risks associated with each class of the capital. Based on the recommendations of the directors, the Group will balance its overall capital structure through the payment of dividends, raise of new capital as well as the raise of new borrowings or the repayment of existing borrowings.

33. FINANCIAL INSTRUMENTS

(a)	Categories of financial instruments

	At
	12.28.2008	12.31.2008	12.31.2009	12.31.2010	12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Financial assets Loans and receivables (including cash and cash equivalents)	360,035	386,311	702,269	906,494	137,348

Financial liabilities Amortized cost	1,439,835	1,594,204	1,739,463	1,943,139	294,415

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

(b)	Financial risk management objectives and policies

The Group’s major financial instruments include trade and other receivables, trade and other payables, amounts due to related parties, pledged bank deposits, bank balances and cash and bank borrowings. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments include market risk, credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(i)	Interest rate risk

The Group is exposed to fair value interest rate risk in relation to fixed-rate bank borrowings which carry fixed interest rate, as detailed in the liquidity risk tables below. The Group is also exposed to cash flow interest rate risk in relation to variable-rate borrowings and bank deposits because these balances carry interest at prevailing rates and they are of short maturity.

The Group currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Group’s exposure on ongoing basis and will consider hedging the interest rate should the need arise.

The Group’s exposures to interest rates on financial liabilities are detailed in the liquidity risk management section of this note.

Sensitivity analysis

The sensitivity analysis below have been determined based on the exposure to interest rates for variable-rate bank borrowings and bank deposits at the end of the reporting periods. The analysis is prepared assuming the amounts outstanding at the end of the reporting periods were outstanding for the whole year. If interest rates had been 10 basis points higher/lower for bank borrowings and bank deposits, and all other variables were held constant, the Group’s profit (loss) for the period/year would have increased/(decreased) by the following amount:

	1.1.2008 to 12.28.2008	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010	1.1.2010 to 12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Profit (loss) of the period/year	8	48	(110)	97	15

Credit risk

At the end of each reporting period, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties is arising from the carrying amount of the respective recognized financial assets as stated in the consolidated statements of financial position.

In order to minimize the credit risk, the management of the Group has assigned a team to be responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors consider that the Group’s credit risk on receivables is significantly reduced.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

The Group’s total trade receivables due from the five largest customers accounted for 28% of total trade receivables as of December 28, 2008 of the Predecessor, and 28%, 22% and 22% as of December 31, 2008, December 31, 2009 and December 31, 2010 of the Successor. The management of the Group assessed such credit risk by reviewing the historical and subsequent payments during the years/period and consider the related default risk was not significant.

The credit risk on liquid fund is limited because the counterparties are banks with good reputation.

Currency risk

Majority of the Group’s turnover are denominated in RMB. However, the Group have foreign currency sales which expose the Group to risk due to changes in foreign exchange rates. At the end of the reporting periods, the carrying amounts of the Group’s monetary assets denominated in a currency other than the functional currency of the relevant entities were as follows:

	At
	12.28.2008	12.31.2008	12.31.2009	12.31.2010	12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Assets (USD)	7,211	7,211	47,428	38,620	5,852

Sensitivity analysis

The Group’s foreign currency risk is mainly concentrated on the fluctuation of USD. The following table details the Group’s sensitivity to a 5% increase and decrease in RMB against USD. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in USD exchange rates. The sensitivity analysis includes only outstanding USD denominated monetary items and adjusts their translation at the period/years end for a 5% change. On this basis, if RMB strengthens against USD by 5%, the Group will have the following exchange loss, and vice versa.

	1.1.2008 to 12.28.2008	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010	1.1.2010 to 12.31.2010
	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
Exchange loss	361	361	2,371	1,931	293

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. Management monitors the utilization of borrowings.

The Group has net current liabilities throughout the period/year presented. In the opinion of the management, the Group has been generating positive cash flows from its operation and the Group has undrawn borrowing facilities of RMB483.7 million (US$73.3 million) as at December 31, 2010. In the opinion of the management, the Group has the ability to continue with its current line of business in the production of steel wheels and meet its other financial obligations as they fall due and to operate on a going concern basis in the next twelve months from the end of the reporting period.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

The following tables detail the Group’s contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest dates on which the Group can be required to pay. The tables include both interest and principal cash flows.

Liquidity and interest risk tables

	Weighted average effective interest rate	On demand/ less than 3 months	3 months to 1 year	1-2 years	2-5 years	Total undiscounted cash flows	Carrying amount
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Predecessor
As at December 28, 2008
Non-derivative financial liabilities
Trade and other payables		333,465	207,000	—	—	540,465	540,465
Amount due to related parties		241,370	—	—	—	241,370	241,370
Bank borrowings—fixed rate	6.62	34,291	512,158	—	—	546,449	518,000
—variable rate	6.72	6,368	22,886	35,705	100,005	164,964	140,000

		615,494	742,044	35,705	100,005	1,493,248	1,439,835

	Weighted average effective interest rate	On demand/ less than 3 months	3 months to 1 year	1-2 years	2-5 years	Total undiscounted cash flows	Carrying amount
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Successor
As at December 31, 2008
Non-derivative financial liabilities
Trade and other payables	—	334,834	207,000	—	—	541,834	541,834
Amount due to related parties	—	381,370	—	—	—	381,370	381,370
Bank borrowings—fixed rate	6.62	34,481	525,728	—	—	560,209	531,000
—variable rate	6.72	6,368	22,886	35,705	100,005	164,964	140,000

		757,053	755,614	35,705	100,005	1,648,377	1,594,204

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION—(Continued)

	Weighted average effective interest rate	On demand/ less than 3 months	3 months to 1 year	1-2 years	2-5 years	Total undiscounted cash flows	Carrying amount	Carrying amount
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	US$’000
Successor—continued
As at December 31, 2009
Non-derivative financial liabilities
Trade and other payables	—	555,193	202,900	—	—	758,093	758,093
Amounts due to related parties	—	81,370	—	—	—	81,370	81,370
Bank borrowings—fixed rate	5.31	48,027	555,177	—	—	603,204	580,000
—variable rate	6.18	10,201	36,303	69,950	251,655	368,109	320,000

		694,791	794,380	69,950	251,655	1,810,776	1,739,463

As at December 31, 2010
Non-derivative financial liabilities
Trade and other payables		440,809	450,330	—	—	891,139	891,139	135,021
Bank borrowings—fixed rate	5.31	291,623	491,177	—	—	782,800	760,000	115,152
—variable rate	5.91	10,683	59,228	240,963	—	310,874	292,000	44,242

		743,115	1,000,735	240,963	—	1,984,813	1,943,139	294,415

(c)	Fair value

The fair values of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices or rates from observable current market transactions as input.

The directors of the Predecessor/Successor consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the consolidated statements of financial position approximate their fair values.

34. SUBSEQUENT EVENTS

The Company underwent a series of share restructuring. Details are set out in Note 23.

35. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issue on February 22, 2011.

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CHINA ZENIX AUTO INTERNATIONAL LIMITED

STATEMENTS OF COMPREHENSIVE INCOME

	7.11.2008 to 12.31.2008	1.1.2009 to 12.31.2009	1.1.2010 to 12.31.2010
	RMB’000	RMB’000	RMB’000
Administrative expenses	(10)	—	(17,196)

Loss and total comprehensive expense for the period/years	(10)	—	(17,196)

CHINA ZENIX AUTO INTERNATIONAL LIMITED

STATEMENTS OF FINANCIAL POSITION

	As at December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000
ASSETS
Current asset
Prepayment of listing expenses	—	—	2,378
Amount due from a subsidiary	8,841	445	445

	8,841	445	2,823
Non-current asset
Investment in a subsidiary	386,268	526,268	546,050

Total assets	395,109	526,713	548,873

EQUITY AND LIABILITIES
Current and total liability
Other payable	10	10	14,558
Amount due to a subsidiary	—	—	5,026

	10	10	19,584

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 160,000,000 ordinary shares issued at par and outstanding as at December 31, 2008, 2009 and 2010)	106	106	106
Additional paid-in capital	234	234	234
Reserves	394,759	526,363	528,949

Total equity	395,099	526,703	529,289

Total equity and liabilities	395,109	526,713	548,873

CHINA ZENIX AUTO INTERNATIONAL LIMITED

STATEMENTS OF CHANGES IN EQUITY

	Share capital	Paid in capital	Capital reserve	Accumulated losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Issue of shares	106	234	—	—	340
Capital contribution	—	—	394,769	—	394,769
Loss and total comprehensive expense for the period	—	—	—	(10)	(10)

At December 31, 2008	106	234	394,769	(10)	395,099
Capital contribution	—	—	131,604	—	131,604

At December 31, 2009	106	234	526,373	(10)	526,703
Capital contribution	—	—	19,782	—	19,782
Loss and total comprehensive expense for the year	—	—	—	(17,196)	(17,196)

At December 31, 2010	106	234	546,155	(17,206)	529,289

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTES TO FINANCIAL STATEMENT OF SCHEDULE I

Basis of Presentation

Schedule 1 has been provided pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 per cent of consolidated net assets as of the end of the most recently completed fiscal year.

For the purpose of the presentation of the parent company only financial information, the Company records its investment in subsidiaries under the cost method of accounting. Such investment is presented on the statements of financial position as “Investment in a subsidiary” at cost less any identified impairment loss. As of December 31, 2008, 2009 and 2010, RMB415,694,000, RMB437,153,000 and RMB470,913,000 (US$71,350,000), respectively, of the restricted capital and reserves are not available for distribution, as such the condensed financial information of the Company has been presented for the years ended December 31, 2008, 2009 and 2010.

As of December 31, 2008, 2009 and 2010, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

For all period/years presented, there were no cash dividends paid to the Company by its consolidated subsidiaries or associates.

No cash flow statement has been presented as the Company has no cash transaction for all period/years presented.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide for the indemnification of our directors and officers against all losses or liabilities incurred or sustained by him or her as a director and officers of our company in defending any proceedings, whether civil, criminal, administrative or investigative in which the director acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, had no reasonable cause to believe that their conduct was unlawful.

Under the form of indemnification agreements to be filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration		Underwriting Discount and Commission
Newrace Limited	August 10, 2008	45,000 ordinary shares, par value US$1.00 per share	RMB508.0 million (US$77.0 million	(1) )	N/A
Richburg Holdings Limited	August 10, 2008	5,000 ordinary shares, par value US$1.00 per share	RMB50.0 million (US$7.5 million	(2) )	N/A

(1)	Includes an aggregate amount of RMB121.7 million (US$18.5 million) in cash and RMB386.3 million (US$58.5 million) representing the fair value of the option granted to Mr. Jianhui Lai, our founder, chairman and chief executive officer, by Ms. Laifan Chu to purchase any or all of the shares of Newrace Limited from Ms. Chu during the period from January 1, 2009 to December 31, 2013 at an agreed exercise price.
(2)	Of the RMB50.0 million (US$7.5 million), RMB11.5 million (US$1.7 million) was paid up subsequent to December 31, 2010.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9. UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Zhangzhou, Fujian Province, People’s Republic of China, on April 19, 2011.

China Zenix Auto International Limited

By:	/s/ Jianhui Lai
Name:	Jianhui Lai
Title:	Chairman of the board of directors and chief executive officer

Each person whose signature appears below constitutes and appoints Mr. Jianhui Lai, Mr. Yifan Li and Mr. Junqiu Gao as attorneys-in-fact, with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 19, 2011.

Signature	Title

/s/ Jianhui Lai Name: Jianhui Lai	Chairman of the board of directors and chief executive officer (Principal executive officer)

/s/ Yifan Li Name: Yifan Li	Chief financial officer (Principal financial and accounting officer)

/s/ Junqiu Gao Name: Junqiu Gao	Director, deputy chief executive officer and chief sales and marketing officer

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of China Zenix Auto International Limited has signed this registration statement or amendment thereto in the City of New York on April 19, 2011.

Law Debenture Corporation Services Inc.

By:	/s/ Kate Ledyard
Name:	Kate Ledyard
Title:	Manager

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	Amendment to the Memorandum of Association of the Registrant

3.3	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the completion of this offering)

4.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	Registrant’s Specimen Certificate for Ordinary Shares

4.3	Form of Deposit Agreement, among the Registrant, the Depositary and Owners and Holders of American Depositary Shares

4.4	English translation of Share Subscription and Shareholders Agreement between Newrace Limited and Richburg Holdings Limited, dated August 10, 2008

4.5	English translation of Supplementary Agreement among Newrace Limited, Richburg Holdings Limited and Ms. Laifan Chu, dated August 12, 2008

5.1	Opinion of Walkers regarding the validity of the ordinary shares being registered

8.1	Opinion of Ropes & Gray LLP regarding certain U.S. tax matters

8.2	Opinion of Walkers regarding certain British Virgin Islands tax matters (included in Exhibit 5.1)

8.3	Opinion of Jingtian & Gongcheng regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	2011 Share Incentive Plan

10.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3	Form of Employment Agreement between the Registrant and its executive officers

10.4	Letter Agreement for Grant of Restricted Shares between Newrace Limited and Mr. Yifan Li, dated December 17, 2010

10.5	Share Purchase Option Agreement between Mr. Jianhui Lai and Ms. Laifan Chu, dated October 25, 2010

10.6	Deed of Undertaking between Mr. Jianhui Lai and Ms. Laifan Chu, dated January 25, 2011

10.7	English translation of Form of Distribution Agreement between Zhengxing Wheel and tier-one distributors

10.8	English translation of Form of Three-Party Distribution Agreement among Zhengxing Wheel and tier-one and exclusive tier-two distributors

10.9	Form of Strategic Cooperation Agreement between Zhengxing Wheel and international distributors

10.10	Form of Strategic Cooperation Agreement between Zhengxing Wheel and international OEM customers

10.11	Form of English translation of Product Purchase and Sale Agreement between Zhengxing Wheel and Benxi Iron & Steel

10.12	English translation of Patent License Agreement between Mr. Jianhui Lai and Zhengxing Wheel, dated July 1, 2007

10.13	English translation of Patent License Agreement between Mr. Jianhui Lai and Zhengxing Wheel, dated June 1, 2009

21.1	Subsidiaries of the Registrant

23.1	Consent of Deloitte Touch Tohmatsu, an independent registered public accounting firm

23.2	Consent of Ropes & Gray LLP (included in Exhibit 8.1)

23.3	Consent of Walkers (included in Exhibit 5.1)

Exhibit Number	Description of Document

23.4	Consent of Jingtian & Gongcheng (included in Exhibit 99.2)

23.5	Consent of Frost & Sullivan

23.6	Consent of Mr. William John Sharp, an independent director appointee

23.7	Consent of Mr. Xu Gao, an independent director appointee

23.8	Consent of Mr. Yichun Zhang, an independent director appointee

24.1	Powers of Attorney (included on the signature page)

99.1	Code of Business Conduct and Ethics of the Registrant

99.2	Opinion of Jingtian & Gongcheng regarding certain PRC law matters

*	To be filed by amendment.